AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 2, 1996.
                                                      REGISTRATION NO. 33-64575
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                --------------
                             WELLS FARGO & COMPANY
            (Exact name of registrant as specified in its charter)

           DELAWARE                         6021                       13-2553920
 (State or other jurisdiction    (Primary Standard Industrial        (I.R.S. Employer
    of incorporation or           Classification Code Number)       Identification No.)
        organization)

                            420 MONTGOMERY STREET
                       SAN FRANCISCO, CALIFORNIA 94163
                                (415) 477-1000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             GUY ROUNSAVILLE, JR.
                          EXECUTIVE VICE PRESIDENT,
                          CHIEF COUNSEL AND SECRETARY
                            WELLS FARGO & COMPANY
                            420 MONTGOMERY STREET
                        SAN FRANCISCO, CALIFORNIA 94163
                                (415) 477-1000

  (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                --------------

                                COPIES TO:

     ALAN J. SINSHEIMER                       FRED B. WHITE, III
     SULLIVAN & CROMWELL              SKADDEN, ARPS, SLATE, MEAGHER & FLOM
      125 BROAD STREET                         919 THIRD AVENUE
  NEW YORK, NEW YORK 10004                 NEW YORK, NEW YORK 10022
      (212) 558-4000                           (212) 735-3000

                                --------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AT THE EFFECTIVE TIME AS DESCRIBED IN THE ATTACHED JOINT PROXY STATEMENT/PROSPECTUS.

                                --------------

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                                --------------

                     CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                 PROPOSED
                                               PROPOSED           MAXIMUM
     TITLE OF EACH            AMOUNT            MAXIMUM          AGGREGATE         AMOUNT OF
  CLASS OF SECURITIES          TO BE         OFFERED PRICE    OFFERING PRICE     REGISTRATION
    TO BE REGISTERED       REGISTERED(1)     PER SHARE(2)           (2)             FEE(2)
----------------------------------------------------------------------------------------------
Common Stock, $5.00 par
 value.................  3,679,092 shares   Not Applicable    Not Applicable    $279,262.11(2)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) The number of shares to be registered pursuant to this Amendment No. 3 is based upon the number of shares of common stock, par value $2.00 per share ("First Interstate Common Stock"), of First Interstate Bancorp ("First Interstate") presently outstanding and reserved for issuance under various plans or otherwise expected to be issued on or after the closing date of the transaction to which this Registration Statement relates (less the 100 shares of First Interstate Common Stock beneficially owned by Wells Fargo) multiplied by the exchange ratio of two-thirds of a share of Wells Fargo's common stock, par value $5.00 per share ("Wells Fargo Common Stock"), for each share of First Interstate Common Stock, less the 50,496,170 shares of Wells Fargo's Common Stock previously registered pursuant to this registration statement.

(2) The registration fee was computed pursuant to Rules 457(f) and 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices of First Interstate Common Stock, as reported by the New York Stock Exchange on January 26, 1996.

                                --------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             WELLS FARGO & COMPANY

        CROSS-REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K

              FORM S-4 ITEM NUMBER AND HEADING           LOCATION IN PROSPECTUS
              --------------------------------           ----------------------
 1.  Forepart of Registration Statement and Outside
      Front Cover Page of Prospectus................... Facing Page of
                                                        Registration Statement;
                                                        Outside Front Cover Page
                                                        of Joint Proxy
                                                        Statement/Prospectus
 2.  Inside Front and Outside Back Cover
      Pages of Prospectus.............................. Available Information;
                                                        Incorporation of Certain
                                                        Information by
                                                        Reference; Table of
                                                        Contents
 3.  Risk Factors, Ratio of Earnings to Fixed
      Charges and Other Information.................... Summary
 4.  Terms of the Transaction.......................... Summary; The Merger;
                                                        Incorporation of Certain
                                                        Information by
                                                        Reference; Comparison of
                                                        Rights of Holders of
                                                        First Interstate Common
                                                        Stock and Wells Fargo
                                                        Common Stock; Market
                                                        Prices and Dividends;
                                                        Description of Wells
                                                        Fargo Capital Stock
 5.  Pro Forma Financial Information................... Pro Forma Combined
                                                        Financial Data
 6.  Material Contacts with the Company Being
      Acquired......................................... The Merger
 7.  Additional Information Required for Reoffering
      by Persons and Parties Deemed to be
      Underwriters..................................... *
 8.  Interests of Named Experts and Counsel............ Validity of Wells Fargo
                                                        Common Stock; Experts
 9.  Disclosure of Commission Position on
      Indemnification for Securities Act Liabilities... *
 10. Information with Respect to S-3 Registrants....... Available Information;
                                                        Incorporation of Certain
                                                        Information by Reference
 11. Incorporation of Certain Information
      by Reference..................................... Available Information;
                                                        Incorporation of Certain
                                                        Information by
                                                        Reference; Description
                                                        of Wells Fargo Capital
                                                        Stock
 12. Information with Respect to S-2 or
      S-3 Registrants.................................. *
 13. Incorporation of Certain Information
      by Reference..................................... *
 14. Information with Respect to Registrants Other
      Than S-2 or S-3 Registrants...................... *
 15. Information with Respect to S-3 Companies......... Available Information;
                                                        Incorporation of Certain
                                                        Information by Reference
 16. Information with Respect to S-2 or
      S-3 Companies.................................... *
 17. Information with Respect to Companies Other
      than S-2 or S-3 Companies........................ *
 18. Information if Proxies, Consents or Authorizations
      are to be Solicited.............................. Outside Front Cover
                                                        Page; Incorporation of
                                                        Certain Information by
                                                        Reference; Summary;
                                                        Information Concerning
                                                        the Wells Fargo Special
                                                        Meeting; Information
                                                        Concerning the First
                                                        Interstate Special
                                                        Meeting; The Merger;
                                                        Stockholder Proposals;
                                                        Management and
                                                        Additional Information
 19. Information if Proxies, Consents or Authorizations
      are not to be Solicited or in an Exchange Offer.. *

--------
*Indicates that Item is not applicable or answer is in the negative.

                       [LOGO] WELLS FARGO & COMPANY

                                                                    , 1996

To Our Stockholders:

  A special meeting (the "Wells Fargo Special Meeting") of stockholders of
Wells Fargo & Company ("Wells Fargo") has been scheduled for        , 1996 at
2:00 p.m. in the Penthouse at Wells Fargo's headquarters, 420 Montgomery Street, San Francisco, California. The accompanying Notice of the Wells Fargo Special Meeting, Joint Proxy Statement/Prospectus and Proxy Card set forth the formal business to be transacted at the Wells Fargo Special Meeting. I encourage you to review these materials and to attend the Wells Fargo Special Meeting.

  At the Wells Fargo Special Meeting, holders of the common stock, par value $5.00 per share (the "Wells Fargo Common Stock"), of Wells Fargo are being asked to consider and vote upon a proposal (the "Wells Fargo Proposal") to adopt the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 23, 1996, by and between Wells Fargo and First Interstate Bancorp ("First Interstate"), providing for the merger (the "Merger") of First Interstate with and into Wells Fargo, and to approve the transactions contemplated thereby. In the Merger, each outstanding share of common stock of First Interstate will be converted into the right to receive two-thirds ( 2/3) of a share (the "Exchange Ratio") of Wells Fargo Common Stock (with cash paid in lieu of fractional shares) and each share of preferred stock of First Interstate will be converted into the right to receive one newly issued share of preferred stock of Wells Fargo with terms substantially similar to the corresponding series of First Interstate preferred stock.

  Consummation of the Merger is subject to certain conditions, including, but not limited to, obtaining the requisite vote of the stockholders of both Wells Fargo and First Interstate and the approval of the Merger by various regulatory agencies.

  THE WELLS FARGO BOARD OF DIRECTORS HAS CONCLUDED THAT THE MERGER IS IN THE BEST INTERESTS OF WELLS FARGO AND ITS STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE FOR THE WELLS FARGO PROPOSAL. Wells Fargo's financial advisors, CS First Boston Corporation and Montgomery Securities, have each rendered written opinions dated January 23, 1996 to the Wells Fargo Board of Directors to the effect that, as of such date and based upon and subject to certain matters stated in such opinions, the Exchange Ratio was fair to Wells Fargo from a financial point of view.

  If the accompanying Proxy Card is executed properly and returned to Wells Fargo in time to be voted at the Wells Fargo Special Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. Executed but unmarked proxies will be voted for approval of the Wells Fargo Proposal. The presence of a stockholder at the Wells Fargo Special Meeting will not automatically revoke such stockholder's proxy. A stockholder may, however, revoke a proxy at any time prior to its exercise by filing a written notice of revocation with or delivering a duly executed proxy bearing a later date to Guy Rounsaville, Jr., Secretary, Wells Fargo & Company, 420 Montgomery Street, San Francisco, California 94163 or by attending the Wells Fargo Special Meeting and voting in person.

  Approval of the Wells Fargo Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Wells Fargo Common Stock. Accordingly, it is very important that your shares be represented at the Wells Fargo Special Meeting. I urge you to vote FOR the Wells Fargo Proposal and to sign, date and return the accompanying Proxy Card as soon as possible, even if you plan to attend the Wells Fargo Special Meeting. This procedure will not prevent you from voting in person, but will ensure that your vote is counted if you are unable to attend.

                                          Very truly yours,

                                          Paul Hazen

                                          Chairman of the Board

                                           and Chief Executive Officer

                          YOUR VOTE IS IMPORTANT

  WE ENCOURAGE YOU TO SIGN, DATE AND PROMPTLY RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING.

                          WELLS FARGO & COMPANY

                          420 MONTGOMERY STREET

                     SAN FRANCISCO, CALIFORNIA 94163

                NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                                   , 1996

To the Stockholders of Wells Fargo & Company:

  A special meeting (including any adjournments or postponements thereof, the "Wells Fargo Special Meeting") of stockholders of Wells Fargo & Company, a
Delaware corporation ("Wells Fargo"), will be held on           , 1996, at
2:00 p.m., in the Penthouse at Wells Fargo's headquarters, 420 Montgomery Street, San Francisco, California. A Proxy Card and Joint Proxy Statement/Prospectus for the Wells Fargo Special Meeting are enclosed.

  The Wells Fargo Special Meeting is for the purpose of considering and voting upon a proposal (the "Wells Fargo Proposal") to:

    Adopt the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 23, 1996, by and between Wells Fargo and First Interstate Bancorp, a Delaware corporation ("First Interstate"), providing for the merger (the "Merger") of First Interstate with and into Wells Fargo, and approve the transactions contemplated thereby, including the Merger and the issuance of shares of common and preferred stock pursuant to the Merger. A copy of the Merger Agreement is attached as Appendix A to the accompanying Joint Proxy Statement/Prospectus.


  No other business will be transacted at the Wells Fargo Special Meeting other than possible adjournments, postponements or reschedulings thereof.

  THE WELLS FARGO BOARD OF DIRECTORS HAS CONCLUDED THAT THE MERGER IS IN THE BEST INTERESTS OF WELLS FARGO AND ITS STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE FOR THE WELLS FARGO PROPOSAL.

  The Board of Directors of Wells Fargo has fixed the close of business on , 1996 as the record date for determination of the stockholders of Wells
Fargo entitled to vote at the Wells Fargo Special Meeting.

  It is very important that your shares be represented at the Wells Fargo Special Meeting. You are urged to complete and sign the accompanying Proxy Card, which is solicited by the Board of Directors of Wells Fargo, and to mail it promptly in the enclosed envelope. All proxies are important, so please complete each Proxy Card sent to you and return it in the envelope provided.

                                          GUY ROUNSAVILLE, JR.

                                          Secretary

      , 1996

                  [FIRST INTERSTATE BANCORP LETTERHEAD]

Dear Stockholder:

  You are cordially invited to attend a special meeting of stockholders of
First Interstate Bancorp ("First Interstate") to be held on      , 1996 at
     , at 2:00 p.m. local time (the "First Interstate Special Meeting").

  At the First Interstate Special Meeting, holders of common stock, par value $2.00 per share (the "First Interstate Common Stock"), of First Interstate will be asked to consider and vote upon a proposal (the "First Interstate Proposal") to adopt the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 23, 1996, by and between Wells Fargo & Company ("Wells Fargo") and First Interstate, providing for the merger (the "Merger") of First Interstate with and into Wells Fargo, and to approve the transactions contemplated thereby. In the Merger, each outstanding share of First Interstate Common Stock will be converted into the right to receive two-thirds ( 2/3) of a share (the "Exchange Ratio") of Wells Fargo Common Stock (with cash paid in lieu of fractional shares) and each outstanding share of preferred stock of First Interstate will be converted into the right to receive one newly issued share of preferred stock of Wells Fargo with terms substantially similar to the corresponding series of First Interstate preferred stock.

  THE FIRST INTERSTATE BOARD OF DIRECTORS HAS CONCLUDED THAT THE MERGER IS IN THE BEST INTERESTS OF FIRST INTERSTATE AND ITS STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE FOR THE FIRST INTERSTATE PROPOSAL. Each of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, First Interstate's financial advisors,
has delivered its opinion, dated January   , 1996, to the First Interstate
Board of Directors that the Exchange Ratio is fair or, in the case of Morgan Stanley's opinion, fair from a financial point of view, to the holders of First Interstate Common Stock.

  Consummation of the Merger is subject to certain conditions, including, but not limited to, obtaining the requisite vote of the stockholders of both First Interstate and Wells Fargo and the approval of the Merger by various regulatory agencies.

  The enclosed Notice of Special Meeting and Joint Proxy Statement/Prospectus provide specific information regarding the Merger and the First Interstate Special Meeting. Please read these materials carefully.

  It is very important that your shares are represented at the First Interstate Special Meeting, whether or not you plan to attend in person. The affirmative vote of the holders of a majority of the votes that may be cast by all First Interstate stockholders entitled to vote at the First Interstate Special Meeting is required for approval of the Merger Agreement. A failure to vote for approval of the Merger Agreement will have the same effect as a vote against the Merger Agreement. Therefore, I urge you to execute, date and return the enclosed proxy card in the enclosed postage-paid envelope as soon as possible to assure that your shares will be voted at the First Interstate Special Meeting. YOU SHOULD NOT SEND IN CERTIFICATES FOR YOUR FIRST INTERSTATE SHARES AT THIS TIME.

  On behalf of the Board of Directors, I thank you for your support, and again urge you to vote FOR approval of the Merger.

                                          Very truly yours,

                                          William E. B. Siart

                                          Chairman and Chief Executive Officer

                         FIRST INTERSTATE BANCORP

                          633 WEST FIFTH STREET

                      LOS ANGELES, CALIFORNIA 90071

   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON       , 1996

                               ----------------

  NOTICE IS HEREBY GIVEN that a special meeting (including any adjournments or postponements thereof, the "First Interstate Special Meeting") of stockholders of First Interstate Bancorp, a Delaware corporation ("First Interstate"), will
be held on       , 1996, at       , at 2:00 p.m. local time. A Proxy Card and
Joint Proxy Statement/Prospectus for the First Interstate Special Meeting are enclosed. The First Interstate Special Meeting is for the purpose of considering and voting upon a proposal (the "First Interstate Proposal") to:

    Adopt the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 23, 1996, by and between Wells Fargo & Company, a Delaware corporation ("Wells Fargo"), and First Interstate, providing for the merger (the "Merger") of First Interstate with and into Wells Fargo, and approve the transactions contemplated thereby, including the Merger. A copy of the Merger Agreement is attached as Appendix A to the accompanying Joint Proxy Statement/Prospectus.

  No other business will be transacted at the First Interstate Special Meeting other than possible adjournments, postponements or reschedulings thereof.

  The Board has fixed the close of business on       , 1996 as the record date
for determination of the stockholders entitled to notice of and to vote at the First Interstate Special Meeting. A list of stockholders of record will be available for examination by any stockholder for purposes germane to the First Interstate Special Meeting at First Interstate's headquarters located at 633 West Fifth Street, Los Angeles, California during ordinary business hours for a period of at least 10 days prior to the First Interstate Special Meeting and at the First Interstate Special Meeting.

  THE FIRST INTERSTATE BOARD OF DIRECTORS HAS CONCLUDED THAT THE MERGER IS IN THE BEST INTERESTS OF FIRST INTERSTATE AND ITS STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE FOR THE FIRST INTERSTATE PROPOSAL.

  Your vote is important regardless of the number of shares you own. Each holder of common stock, par value $2.00 per share (the "First Interstate Common Stock"), of First Interstate, even if he or she now plans to attend the First Interstate Special Meeting, is requested to sign, date and return the enclosed Proxy Card without delay in the enclosed postage-paid envelope. You may revoke your proxy at any time prior to its exercise. Any holder of First Interstate Common Stock present at the First Interstate Special Meeting may revoke his or her proxy and vote personally on each matter brought before the First Interstate Special Meeting.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          Edward S. Garlock

                                          Secretary

Los Angeles, California

      , 1996

IMPORTANT: PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. YOU SHOULD NOT FORWARD SHARE CERTIFICATES AT THIS TIME.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED FEBRUARY 1, 1996

                           JOINT PROXY STATEMENT

                                    OF

                           WELLS FARGO & COMPANY

                                    AND

                         FIRST INTERSTATE BANCORP

                                  -----------

                                PROSPECTUS

                                    OF

                           WELLS FARGO & COMPANY

                                  -----------

  This Joint Proxy Statement/Prospectus (this "Joint Proxy Statement/Prospectus") is being furnished to stockholders of Wells Fargo & Company, a Delaware corporation ("Wells Fargo"), in connection with the solicitation of proxies by the Board of Directors of Wells Fargo (the "Wells Fargo Board") for use at the special meeting of stockholders of Wells Fargo (including any adjournments or postponements thereof, the "Wells Fargo Special
Meeting") to be held on     , 1996, at 2:00 p.m., in the Penthouse at the Wells
Fargo headquarters, 420 Montgomery Street, San Francisco, California. At the Wells Fargo Special Meeting, holders of the common stock, par value $5.00 per share (the "Wells Fargo Common Stock"), of Wells Fargo are being asked to consider and vote upon a proposal (the "Wells Fargo Proposal") to adopt the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 23, 1996, by and between Wells Fargo and First Interstate Bancorp, a Delaware corporation ("First Interstate"), providing for the merger (the "Merger") of First Interstate with and into Wells Fargo, and to approve the transactions contemplated thereby, including the Merger and the issuance of shares of common and preferred stock pursuant to the Merger. A copy of the Merger Agreement is attached as Appendix A and is incorporated herein by reference.

  This Joint Proxy Statement/Prospectus also is being furnished to stockholders of First Interstate in connection with the solicitation of proxies by the Board of Directors of First Interstate (the "First Interstate Board") for use at the special meeting of stockholders of First Interstate (including any adjournments or postponements thereof, the "First Interstate Special Meeting") to be held on
    , 1996, at 2:00 p.m., at        . At the First Interstate Special Meeting,
holders of the common stock, par value $2.00 per share (the "First Interstate Common Stock"), of First Interstate will be asked to consider and vote upon a proposal (the "First Interstate Proposal") to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger.

  This Joint Proxy Statement/Prospectus also constitutes a prospectus of Wells Fargo with respect to the Wells Fargo Common Stock issuable to holders of First Interstate Common Stock upon consummation of the Merger. Copies of this Joint Proxy Statement/Prospectus also are being furnished to the holders of the Wells Fargo Preferred Stock, the First Interstate Preferred Stock and the First Interstate Depositary Shares (each as defined herein) for informational purposes, but proxies are not being solicited from such holders and such holders are not entitled, and are not being asked, to vote at the Wells Fargo Special Meeting or the First Interstate Special Meeting.

                                  -----------

 THE SECURITIES  OFFERED HEREBY  HAVE NOT  BEEN APPROVED  OR DISAPPROVED  BYTHE
  SECURITIES AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES  COMMISSION NOR
   HAS  THE  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE  SECURITIES
    COMMISSION PASSED  UPON  THE ACCURACY  OR ADEQUACY  OF THIS  JOINT PROXY
     STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS  A CRIMINAL
      OFFENSE.

 THE  SECURITIES OFFERED HEREBY  ARE NOT SAVINGS  ACCOUNTS, DEPOSITS OR  OTHER
   OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE
    FEDERAL  DEPOSIT INSURANCE  CORPORATION, THE BANK  INSURANCE FUND,  THE
      SAVINGS  ASSOCIATION  INSURANCE  FUND  OR  ANY  OTHER  GOVERNMENTAL
        AGENCY.

     THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS IS      , 1996.

(continued from previous page)

  At the Effective Time, (i) each outstanding share of First Interstate Common Stock, other than shares held in First Interstate's treasury or directly or indirectly by Wells Fargo or its subsidiaries or by First Interstate or its subsidiaries (except in both cases for shares ("Trust/DPC Shares") held for others in trust or in a fiduciary or custodial capacity or in respect of a debt previously contracted) will be converted into the right to receive two-thirds ( 2/3) of a share of Wells Fargo Common Stock (the "Exchange Ratio"), with cash being paid in lieu of fractional shares, (ii) each outstanding share of First Interstate 9.875% preferred stock, Series F, $200 liquidation preference per share ("First Interstate 9.875% Preferred Stock"), will be converted into the right to receive one share of Wells Fargo 9.875% preferred stock, Series F, liquidation preference $200 per share ("New Wells Fargo 9.875% Preferred Stock") and (iii) each outstanding share of First Interstate 9.0% preferred stock, Series G, $200 liquidation preference per share ("First Interstate 9.0% Preferred Stock" and, collectively with the First Interstate 9.875% Preferred Stock, "First Interstate Preferred Stock"; the First Interstate Common Stock and the First Interstate Preferred Stock are collectively referred to herein as the "First Interstate Capital Stock"), will be converted into the right to receive one share of Wells Fargo 9.0% preferred stock, Series G, liquidation preference $200 per share ("New Wells Fargo 9.0% Preferred Stock" and, collectively with the New Wells Fargo 9.875% Preferred Stock, the "New Wells Fargo Preferred Stock"; the Wells Fargo Common Stock, the Wells Fargo Preferred Stock (as defined herein) and the New Wells Fargo Preferred Stock are collectively referred to herein as the "Wells Fargo Capital Stock"). The terms, designations, preferences, limitations, privileges and rights of the respective series of New Wells Fargo Preferred Stock will be substantially the same as those of the corresponding series of First Interstate Preferred Stock. As in the case of the First Interstate Preferred Stock, each share of New Wells Fargo Preferred Stock will be represented by depositary shares (the "New Wells Fargo Depositary Shares"), each representing a one-eighth interest in a share of New Wells Fargo Preferred Stock.

  The Wells Fargo Common Stock, First Interstate Common Stock and depositary shares ("First Interstate Depositary Shares") representing the First Interstate Preferred Stock are listed on the New York Stock Exchange (the "NYSE"). The last reported sales prices of Wells Fargo Common Stock (NYSE
Symbol: "WFC") and First Interstate Common Stock (NYSE Symbol: "I") on the
NYSE Composite Tape on       , 1996 were $   and $   per share, respectively.
Based on such last reported sale price of the Wells Fargo Common Stock, the Exchange Ratio would result in an implied market value per share for the First Interstate Common Stock of $ . Because the Exchange Ratio is fixed, each change in the market price per share of Wells Fargo Common Stock before the Effective Time will affect the implied market value of the Wells Fargo Common Stock to be received in the Merger in exchange for each share of First Interstate Common Stock. THERE CAN BE NO ASSURANCE AS TO THE MARKET PRICE PER SHARE OF THE WELLS FARGO COMMON STOCK AT ANY TIME PRIOR TO, AT OR AFTER THE EFFECTIVE TIME. Stockholders are urged to obtain current market quotations.

  All references to the First Interstate Common Stock in this Joint Proxy Statement/Prospectus include the associated Rights (as defined herein) to purchase First Interstate Common Stock pursuant to the Rights Agreement (as defined herein).

  This Joint Proxy Statement/Prospectus and the accompanying forms of proxies for the Wells Fargo Special Meeting and the First Interstate Special Meeting (collectively with the Wells Fargo Special Meeting, the "Special Meetings") are first being mailed to the stockholders of Wells Fargo and First Interstate
on or about       , 1996.

                             AVAILABLE INFORMATION

  Wells Fargo and First Interstate are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Wells Fargo and First Interstate with the Commission may be inspected and copied at the Commission's public reference room located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the public reference facilities in the Commission's regional offices located at: 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The shares of Wells Fargo Common Stock and the First Interstate Common Stock are listed on the NYSE and the Pacific Stock Exchange (the "PSE"). The periodic reports, proxy statements and other information filed by Wells Fargo and First Interstate with the Commission may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

  This Joint Proxy Statement/Prospectus is included as part of a registration statement on Form S-4 (together with all amendments and exhibits thereto, including documents and information incorporated by reference, the "Registration Statement") filed with the Commission by Wells Fargo, relating to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of up to 54,175,262 shares of Wells Fargo Common Stock. This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, covering the Wells Fargo Common Stock offered hereby which has been filed with the Commission, certain portions of which have been omitted pursuant to the rules and regulations of the Commission, and to which portions reference is hereby made for further information with respect to Wells Fargo, First Interstate and the Wells Fargo Common Stock offered hereby. Statements contained herein concerning any documents are not necessarily complete and, in each instance, reference is made to the copies of such documents filed as exhibits to the Registration Statement. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS NOT PRESENTED HEREIN OR DELIVERED HEREWITH. IN THE CASE OF DOCUMENTS RELATING TO WELLS FARGO, SUCH DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON REQUEST TO SECRETARY, WELLS FARGO & COMPANY, 420 MONTGOMERY STREET, SAN FRANCISCO, CALIFORNIA 94163. TELEPHONE REQUESTS MAY BE DIRECTED TO THE CORPORATE SECRETARY'S DEPARTMENT AT (415) 396-4386. IN THE CASE OF DOCUMENTS RELATING TO FIRST INTERSTATE, SUCH DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON REQUEST TO DAVID S. BELLES, EXECUTIVE VICE PRESIDENT AND CONTROLLER, FIRST INTERSTATE BANCORP, P.O. BOX 29791, PHOENIX, ARIZONA 85038-9791. TELEPHONE REQUESTS MAY BE DIRECTED TO (602) 949-4019. IN ORDER TO ENSURE TIMELY DELIVERY OF SUCH DOCUMENTS, ANY REQUEST FOR DOCUMENTS SHOULD BE SUBMITTED NOT LATER THAN FIVE BUSINESS DAYS PRIOR TO THE RESPECTIVE DATES OF THE WELLS FARGO SPECIAL MEETING AND THE FIRST INTERSTATE SPECIAL MEETING.

  The following documents filed with the Commission by Wells Fargo (File No. 1-6214) are incorporated herein by reference: (a) Wells Fargo's Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 Wells Fargo 10-K"); (b) the portions of Wells Fargo's Proxy Statement for the Annual Meeting of Stockholders held on April 18, 1995 that have been incorporated by reference in the 1994 Wells Fargo 10-K; (c) Wells Fargo's Quarterly Reports on Form 10-Q for the periods ended March 31, 1995, June 30, 1995 and September 30, 1995; (d) Wells Fargo's Current Reports on Form 8-K dated January 17, 1995, April 18, 1995, June 21, 1995, July 18, 1995, October 17, 1995, October
18, 1995, October 23, 1995, January 16, 1996, January 24, 1996 and January 31,
1996; and (e) the description of Wells Fargo Common Stock contained in Wells Fargo's Registration Statement on Form 8-B filed with the Commission June 17, 1987, and any amendment or report filed for the purpose of updating such description filed on or after the date of this Joint Proxy Statement/Prospectus to and including the Closing Date (as defined herein).


  The following documents filed with the Commission by First Interstate (File No. 1-4114) are incorporated herein by reference: (a) First Interstate's Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 First Interstate 10-K"); (b) the portions of First Interstate's Proxy Statement for the Annual Meeting of Stockholders held on April 28, 1995 that have been incorporated by reference in the 1994 First Interstate 10-K; (c) First Interstate's Quarterly Reports on Form 10-Q for the periods ended March 31, 1995, June 30, 1995 and September 30, 1995; (d) First Interstate's Current Reports on Form 8-K or 8-K/A dated February 17, 1995, March 24, 1995, May 1, 1995, May 26, 1995, November 9, 1995, November 15, 1995 and January 30, 1996;
(e) the description of First Interstate Common Stock contained in the First Interstate Registration Statement on Form 10/A dated August 3, 1993, and any amendment or report filed for the purpose of updating such description filed subsequent to the date of this Joint Proxy Statement/Prospectus and prior to the termination of the offering described herein; and (f) the description of the common stock purchase rights contained in Item 1 of the First Interstate Registration Statement on Form 8-A dated November 23, 1988, as amended by that Form 8-A/A dated November 15, 1995, and any amendment or report updating such description filed on or after the date of this Joint Proxy Statement/Prospectus to and including the Closing Date.

  All documents filed by either Wells Fargo or First Interstate pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to their respective Special Meetings shall be deemed to be incorporated herein by reference and to be a part hereof from the date of such filing. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

                               ----------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION IN CONNECTION WITH THE MERGER OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY WELLS FARGO OR FIRST INTERSTATE. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS SHALL UNDER NO CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF WELLS FARGO OR FIRST INTERSTATE SINCE THE DATE AS OF WHICH INFORMATION IS FURNISHED OR THE DATE HEREOF.

  WELLS FARGO HAS SUPPLIED ALL INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS RELATING TO WELLS FARGO AND ITS SUBSIDIARIES, AND FIRST INTERSTATE HAS SUPPLIED ALL INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS RELATING TO FIRST INTERSTATE AND ITS SUBSIDIARIES.

  FOR NORTH CAROLINA RESIDENTS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS.

  THIS JOINT PROXY STATEMENT/PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF WELLS FARGO FOLLOWING THE CONSUMMATION OF THE MERGER. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO: THE COST SAVINGS THAT WILL BE REALIZED FROM THE MERGER; THE EFFECT ON REVENUES OF DIVESTITURES THAT MIGHT BE REQUIRED BY REGULATORY AUTHORITIES AS A CONDITION TO APPROVAL OF THE MERGER AS WELL AS CONSOLIDATION OF RETAIL BRANCHES AND OTHER OPERATIONS PLANNED TO BE IMPLEMENTED BY WELLS FARGO; THE EFFECT OF WELLS FARGO'S BUSINESS STRATEGIES INCLUDING CHANGES IN TRADITIONAL CHANNELS FOR THE PROVISION OF RETAIL BANKING SERVICES; THE DEGREE TO WHICH TECHNOLOGICAL COMPATIBILITY CAN BE ATTAINED IN COMBINING THE OPERATIONS OF WELLS FARGO AND FIRST INTERSTATE; CUSTOMER AND COMMUNITY REACTION TO THE MERGER; THE ACCOUNTING TREATMENT TO BE USED FOR THE MERGER; THE IMPACT OF COMPETITIVE PRESSURES AFFECTING THE BANKING INDUSTRY; AND GENERAL ECONOMIC CONDITIONS BOTH NATIONALLY AND IN THE STATES IN WHICH WELLS FARGO WILL HAVE OPERATIONS FOLLOWING THE MERGER, INCLUDING CALIFORNIA. FURTHER INFORMATION ON POTENTIAL FACTORS WHICH COULD AFFECT THE FINANCIAL RESULTS OF WELLS FARGO AFTER THE MERGER IS INCLUDED IN THE COMMISSION FILINGS INCORPORATED BY REFERENCE HEREIN.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Available Information.....................................................   3
Incorporation of Certain Information by  Reference........................   4
Summary...................................................................   7
Information Concerning the Wells Fargo Special Meeting....................  20
  General.................................................................  20
  Solicitation, Voting and Revocability of Proxies........................  20
Information Concerning the First Interstate Special Meeting...............  22
  General.................................................................  22
  Solicitation, Voting and Revocability of Proxies........................  22
The Merger................................................................  24
 Effects of the Merger....................................................  24
 Effective Time...........................................................  24
 Background of the Merger.................................................  25
 Reasons of Wells Fargo for the Merger; Recommendation of the Wells Fargo
  Board of Directors......................................................  30
 Reasons of First Interstate for the Merger; Recommendation of the First
  Interstate Board of Directors...........................................  33
 Opinions of Wells Fargo Financial Advisors...............................  36
 Opinions of First Interstate Financial Advisors..........................  45
 Litigation...............................................................  53
 Conversion of First Interstate Capital Stock.............................  54
 Exchange of Certificates and Depositary Receipts; Fractional Shares......  55
 Representations and Warranties...........................................  56
 Conduct of Business Pending the Merger and Other Agreements..............  57
 Conditions to the Consummation of the Merger.............................  58
 Regulatory Approvals.....................................................  60
 Termination of the Merger Agreement; Fee Agreements......................  63
 Accounting Treatment.....................................................  65
 Appraisal Rights.........................................................  65
 Extension, Waiver and Amendment of the Merger Agreement..................  65
 Board of Directors and Headquarters of Wells Fargo Following the Merger..  65
 Interests of Certain Persons in the Merger...............................  66
 Certain Federal Income Tax Consequences..................................  69
 Stock Exchange Listing of Wells Fargo Common Stock and New Wells Fargo
  Depositary Shares.......................................................  70
 Resale of Wells Fargo Capital Stock Received by First Interstate
  Shareholders............................................................  71

                                                                           PAGE
                                                                           ----
 Wells Fargo Dividend Reinvestment and Common Stock Purchase and Share
  Custody Plan............................................................  71
 Expenses.................................................................  71
 Comparison of Rights of Holders of First Interstate Common Stock and
  Wells Fargo Common Stock................................................  72
 Dividends................................................................  74
Market Prices and Dividends...............................................  75
 Wells Fargo..............................................................  75
 First Interstate.........................................................  76
Business of Wells Fargo...................................................  77
Business of First Interstate..............................................  78
Pro Forma Combined Financial Information..................................  79
Description of Wells Fargo Capital Stock..................................  86
 Wells Fargo Common Stock.................................................  86
 Repurchases of Wells Fargo Common Stock..................................  86
 Wells Fargo Preferred Stock..............................................  86
 New Wells Fargo Preferred Stock..........................................  88
 New Wells Fargo 9.875% Preferred Stock...................................  88
 New Wells Fargo 9.0% Preferred Stock.....................................  92
 New Wells Fargo Depositary Shares........................................  93
 Certain Regulatory Considerations........................................  96
Validity of Wells Fargo Common Stock...................................... 100
Experts................................................................... 100
Independent Public Accountants............................................ 100
Stockholder Proposals..................................................... 101
Management and Additional Information..................................... 101
Appendix A--Agreement and Plan of Merger.................................. A-1
Appendix B--Termination Fee Agreement, dated as of January 23, 1996, between Wells Fargo & Company and First Interstate Bancorp............... B-1
Appendix C--Termination Fee Agreement, dated as of January 23, 1996, between First Interstate Bancorp and Wells Fargo & Company............... C-1
Appendix D--Settlement Agreement, dated as of January 23, 1996............ D-1
Appendix E-- Opinion of CS First Boston Corporation....................... E-1
Appendix F--Opinion of Montgomery Securities.............................. F-1
Appendix G--Opinion of Goldman, Sachs & Co. .............................. G-1
Appendix H--Opinion of Morgan Stanley & Co. Incorporated.................. H-1
Appendix I--First Interstate Earnings Announcement........................ I-1

                                  SUMMARY

  The information below is qualified in its entirety by the more detailed information appearing elsewhere in this Joint Proxy Statement/Prospectus, including the documents incorporated in this Joint Proxy Statement/Prospectus by reference. As used in this Joint Proxy Statement/Prospectus, the term "Wells Fargo" refers to Wells Fargo & Company and, unless the context otherwise requires, its subsidiaries, and the term "First Interstate" refers to First Interstate Bancorp and, unless the context otherwise requires, its subsidiaries. The term "Surviving Corporation" is sometimes used herein to refer to Wells Fargo following consummation of the Merger.

THE PARTIES TO THE MERGER

  Wells Fargo & Company

  Wells Fargo is a bank holding company incorporated in the State of Delaware and registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Based on total consolidated assets at December 31, 1995, it was the 17th largest bank holding company in the United States, having total assets of $50.3 billion and total deposits of $39.0 billion.

  Wells Fargo's principal subsidiary is Wells Fargo Bank, N.A., which is the 9th largest bank in the United States (as of September 30, 1995) and is the successor to the banking portion of the business founded by Henry Wells and William G. Fargo in 1852. Today, Wells Fargo operates one of the largest banking businesses in the United States. The bank provides a broad range of financial products and services through electronic and traditional channels. Customers can access accounts electronically seven days a week, 24 hours a day. Besides serving as banker to millions of California households, Wells Fargo provides a full range of banking and financial services to commercial, corporate, real estate and small business customers across the nation. Its primary lines of business are summarized under "Business of Wells Fargo."

  Wells Fargo has its principal executive offices at 420 Montgomery Street, San Francisco, California 94163, telephone number (415) 477-1000.

  First Interstate Bancorp


  First Interstate is a bank holding company registered under the BHCA and headquartered in Los Angeles, California. At December 31, 1995, First Interstate, through its 16 subsidiary banks, operated approximately 1,150 banking offices in California, Arizona, Oregon, Texas, Washington, Nevada, Colorado, Idaho, Utah, Wyoming, Montana, New Mexico and Alaska. Through its subsidiaries, First Interstate provides commercial and consumer banking services, trust services and other banking-related financial services and products, including asset-based commercial financing, asset management and investment counseling, bank card operations, mortgage banking, venture capital and investment products. At December 31, 1995, First Interstate and its consolidated subsidiaries had consolidated assets of $58.1 billion and consolidated deposits of $50.2 billion. At that date, First Interstate was the 15th largest bank holding company in the United States ranked by total assets. Certain information regarding its business is summarized under "Business of First Interstate."

  First Interstate has its principal executive offices at 633 West Fifth Street, Los Angeles, California 90071, telephone number (213) 614-3001.

EFFECTS OF THE MERGER

  Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), First Interstate will merge with and into Wells Fargo. Wells Fargo will be the surviving corporation in the Merger, and will continue its corporate existence under the General Corporation Law of the State of Delaware (the "DGCL") under the same name. At the Effective Time, the separate corporate existence of First Interstate will terminate. Wells Fargo's Restated Certificate of Incorporation (the "Wells Fargo Certificate") and Wells Fargo's By-Laws (the "Wells Fargo By-Laws") as in effect at the Effective Time will be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation.

  For information on how First Interstate stockholders will be able to exchange certificates representing shares of First Interstate Common Stock and depositary receipts (the "First Interstate Depositary Receipts") evidencing First Interstate Depositary Shares for certificates representing the shares of Wells Fargo Common Stock and depositary receipts (the "New Wells Fargo Depositary Receipts") evidencing New Wells Fargo Depositary Shares to be issued to them in the Merger, see "The Merger--Exchange of Certificates and Depositary Receipts; Fractional Shares." First Interstate stockholders should not send in their certificates at this time.

EFFECTIVE TIME

  The Effective Time will be set forth in the Certificate of Merger that will be filed with the Secretary of State of the State of Delaware on a date (the "Closing Date") to be specified by the parties, which date will be no later than two business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions precedent to the Merger set forth in the Merger Agreement. Wells Fargo and First Interstate each presently
anticipate that the Merger will be consummated by       , 1996. See "The
Merger--Effective Time."

CONVERSION OF FIRST INTERSTATE CAPITAL STOCK

  At the Effective Time, (i) each outstanding share of First Interstate Common Stock, other than shares held in First Interstate's treasury or directly or indirectly by Wells Fargo or its subsidiaries or by First Interstate or its subsidiaries (except, in both cases, for Trust/DPC Shares), will be converted into the right to receive two-thirds ( 2/3) of a share (the "Exchange Ratio") of Wells Fargo Common Stock, with cash being paid in lieu of fractional shares,
(ii) each outstanding share of First Interstate 9.875% Preferred Stock will be converted into the right to receive one share of New Wells Fargo 9.875% Preferred Stock and (iii) each outstanding share of First Interstate 9.0% Preferred Stock will be converted into the right to receive one share of New Wells Fargo 9.0% Preferred Stock. The terms, designations, preferences, limitations, privileges and rights of the respective series of New Wells Fargo Preferred Stock will be substantially the same as those of the corresponding series of First Interstate Preferred Stock. See "The Merger--Conversion of First Interstate Capital Stock."

  At the Effective Time, each option to purchase shares of First Interstate Common Stock (each a "First Interstate Stock Option") issued by First Interstate pursuant to any of its employee or director stock option programs (each a "First Interstate Stock Plan") that is outstanding and unexercised immediately prior to the Effective Time will be converted automatically into an option to purchase shares of Wells Fargo Common Stock (each a "Wells Fargo Option"). The number of shares of Wells Fargo Common Stock subject to the Wells Fargo Option will be equal to the product of the number of shares of First Interstate Common Stock underlying the First Interstate Stock Option multiplied by the Exchange Ratio and rounded down to the nearest share, and the exercise price per share of Wells Fargo Common Stock subject to the Wells Fargo Option will be equal to the exercise price per share of First Interstate Common Stock underlying the First Interstate Stock Option divided by the Exchange Ratio and rounded up to the nearest cent. See "The Merger--Conversion of First Interstate Capital Stock."

THE SPECIAL MEETINGS

  Wells Fargo Special Meeting. The Wells Fargo Special Meeting to consider and
vote upon the Wells Fargo Proposal will be held on       , 1996 at 2:00 p.m.,
in the Penthouse at the Wells Fargo headquarters, 420 Montgomery Street, San Francisco, California. Only holders of record of Wells Fargo Common Stock at
the close of business on           (the "Wells Fargo Record Date") will be
entitled to vote at the Wells Fargo Special Meeting. At the close of business
on the Wells Fargo Record Date,      shares of Wells Fargo Common Stock were
issued and outstanding. Each share of Wells Fargo Common Stock is entitled to one vote on the Wells Fargo Proposal. See "Information Concerning the Wells Fargo Special Meeting."

  First Interstate Special Meeting. The First Interstate Special Meeting to
consider and vote upon the First Interstate Proposal will be held on       ,
1996, at 2:00 p.m. at      , Los Angeles, California. Only holders of record of
First Interstate Common Stock at the close of business on       (the "First
Interstate Record Date") will be entitled to vote at the First Interstate Special Meeting. At the close of business on the First Interstate Record Date, shares of First Interstate Common Stock were issued and outstanding. Each share of First Interstate Common Stock is entitled to one vote on the First Interstate Proposal. See "Information Concerning the First Interstate Special Meeting."

VOTES REQUIRED

  Wells Fargo Vote Required. Under Delaware law, the affirmative vote of the holders of at least a majority of the total number of outstanding shares of Wells Fargo Common Stock entitled to vote at the Wells Fargo Special Meeting is required to approve the Wells Fargo Proposal. Approval of the Wells Fargo Proposal by the requisite vote of the holders of the Wells Fargo Common Stock is a condition to the consummation of the Merger. Holders of Wells Fargo Preferred Stock are not entitled to and are not being requested to vote at the Wells Fargo Special Meeting.

  It is expected that all of the   shares of Wells Fargo Common Stock
(excluding shares subject to stock options) beneficially owned by directors and executive officers of Wells Fargo and their affiliates at the close of business on the Wells Fargo Record Date ( % of the total number of outstanding shares of Wells Fargo Common Stock at such date) will be voted for approval of the Wells Fargo Proposal. See "Information Concerning the Wells Fargo Special Meeting."

  First Interstate Vote Required. Under Delaware law, the affirmative vote of the holders of at least a majority of the total number of outstanding shares of First Interstate Common Stock entitled to vote at the First Interstate Special Meeting is required to approve the First Interstate Proposal. Approval of the First Interstate Proposal by the requisite vote of the holders of the First Interstate Common Stock is a condition to the consummation of the Merger. Holders of First Interstate Preferred Stock and First Interstate Depositary Shares are not entitled to and are not being requested to vote at the First Interstate Special Meeting.

  It is expected that all of the    shares of First Interstate Common Stock
(excluding shares subject to stock options) beneficially owned by directors and executive officers of First Interstate and their affiliates at the close of business on the First Interstate Record Date ( % of the total number of outstanding shares of First Interstate Common Stock at such date) will be voted for approval of the First Interstate Proposal.

BACKGROUND OF THE MERGER

  For information concerning the background of the Merger, see "The Merger-- Background of the Merger."

RECOMMENDATION OF THE WELLS FARGO BOARD

  THE WELLS FARGO BOARD HAS CONCLUDED THAT THE MERGER IS IN THE BEST INTERESTS OF WELLS FARGO AND ITS STOCKHOLDERS AND RECOMMENDS THAT THE WELLS FARGO STOCKHOLDERS VOTE FOR THE WELLS FARGO PROPOSAL.

  For a discussion of the factors considered by the Wells Fargo Board in reaching its decisions to approve the Merger and recommend that stockholders vote FOR the Wells Fargo Proposal, see "The Merger--Reasons of Wells Fargo for the Merger; Recommendation of the Wells Fargo Board of Directors."

RECOMMENDATION OF THE FIRST INTERSTATE BOARD

  THE FIRST INTERSTATE BOARD HAS CONCLUDED THAT THE MERGER IS IN THE BEST INTERESTS OF FIRST INTERSTATE AND ITS STOCKHOLDERS AND RECOMMENDS THAT THE FIRST INTERSTATE STOCKHOLDERS VOTE FOR THE FIRST INTERSTATE PROPOSAL.

  For a discussion of the factors considered by the First Interstate Board in reaching its decisions to approve the Merger and recommend that stockholders vote FOR the First Interstate Proposal, see "The Merger--Reasons of First Interstate for the Merger; Recommendation of the First Interstate Board of Directors."

OPINIONS OF WELLS FARGO FINANCIAL ADVISORS

  Wells Fargo's financial advisors, CS First Boston Corporation ("CS First Boston") and Montgomery Securities ("Montgomery" and, together with CS First Boston, the "Wells Fargo Financial Advisors"), have each rendered an opinion, dated January 23, 1996, to the Wells Fargo Board to the effect that, as of such date and based upon and subject to certain matters stated in such opinions, the Exchange Ratio was fair from a financial point of view to Wells Fargo. Copies of the opinions of CS First Boston and Montgomery are attached hereto as Appendices E and F, respectively, and should be read carefully in their entirety with respect to the assumptions made, matters considered and limitations on the reviews undertaken in connection with such opinions. The opinions of CS First Boston and Montgomery are directed only to the fairness of the Exchange Ratio from a financial point of view to Wells Fargo, do not address any other aspect of the proposed Merger or any related transaction and do not constitute a recommendation to any stockholder as to how such stockholder should vote at the Wells Fargo Special Meeting.

OPINIONS OF FIRST INTERSTATE FINANCIAL ADVISORS

  First Interstate's financial advisors, Goldman, Sachs & Co. ("Goldman Sachs") and Morgan Stanley & Co. Incorporated ("Morgan Stanley" and, together with Goldman Sachs, the "First Interstate Financial Advisors"), have each rendered an opinion, dated January 23, 1996, to the First Interstate Board that the Exchange Ratio is fair or, in the case of Morgan Stanley's opinion, fair from a financial point of view to the holders of First Interstate Common Stock. Copies of the opinions of Goldman Sachs and Morgan Stanley are attached hereto as Appendices G and H, respectively. Each opinion should be read in its entirety with respect to the assumptions made, other matters considered and limitations on the reviews undertaken in connection with such opinion. The opinions of Goldman Sachs and Morgan Stanley are directed only to the fairness of the Exchange Ratio, or in the case of Morgan Stanley, the fairness of the Exchange Ratio from a financial point of view, to First Interstate, do not address any other aspect of the proposed Merger or any related transaction and do not constitute a recommendation to any stockholder as to how such stockholder should vote at the First Interstate Special Meeting.

BUSINESS PENDING CONSUMMATION OF THE MERGER

  Pursuant to the Merger Agreement, each of Wells Fargo and First Interstate has made certain covenants relating to the conduct of its business pending consummation of the Merger. Among other things, each has agreed (except as otherwise contemplated by or disclosed in connection with the Merger Agreement) to conduct its business in the usual, regular and ordinary course. In addition, each has agreed (except as otherwise contemplated by or disclosed in connection with the Merger Agreement) not to, among other things, (i) declare or pay dividends in a manner inconsistent with past practice or redeem or otherwise acquire shares of its capital stock or issue additional shares of its capital stock; (ii) dispose of any of its material properties or assets or make any material acquisition other than in the ordinary course consistent with its past practices; (iii) enter into, amend or terminate any material contract or agreement; or (iv) increase in any material respect the compensation or fringe benefits of any of its employees or enter into or modify any employee benefit plans or employment agreements except in the ordinary course of business consistent with past practice. See "The Merger--Conduct of Business Pending the Merger and Other Agreements."

REGULATORY APPROVALS

  Under the Merger Agreement, the obligations of both Wells Fargo and First Interstate are conditioned upon, among other things, all regulatory approvals required to consummate the Merger (the "Requisite Regulatory Approvals") having been obtained and remaining in full force and effect, all statutory waiting periods in respect thereof having expired and no such approval having imposed a Burdensome Condition (as defined herein). See "The Merger--Conditions to the Consummation of the Merger."

  Each of Wells Fargo and First Interstate will use its reasonable best efforts to obtain the Requisite Regulatory Approvals, which include approvals from the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and various state and foreign regulatory authorities. As described under "The Merger--Regulatory Approvals," applications and notices seeking Requisite Regulatory Approvals have been filed. The Merger cannot proceed in the absence of the Requisite Regulatory Approvals. Although no assurances can be given, Wells Fargo and First Interstate anticipate that they will receive all Requisite Regulatory Approvals and that no such approval will impose a Burdensome Condition.

CONDITIONS TO CONSUMMATION OF THE MERGER

  Consummation of the Merger is subject, among other things, to (i) approval of the Wells Fargo Proposal by the requisite affirmative vote of the holders of the outstanding Wells Fargo Common Stock, (ii) approval of the First Interstate Proposal by the requisite affirmative vote of the holders of the outstanding First Interstate Common Stock, (iii) the shares of Wells Fargo Common Stock and the New Wells Fargo Depositary Shares to be issued to First Interstate stockholders upon consummation of the Merger having been authorized for listing on the NYSE, subject to official notice of issuance, (iv) receipt of the Requisite Regulatory Approvals without the imposition of any Burdensome Condition, (v) no court or agency having taken any action, nor any law or regulation having been enacted, which prohibits or makes illegal the consummation of the Merger, (vi) receipt by Wells Fargo and First Interstate of opinions of their respective counsel as to the tax-free nature of the Merger for federal income tax purposes, and (vii) certain other closing conditions. There can be no assurance as to when or if such conditions will be satisfied (or, where permissible, waived) or that the Merger will be consummated. See "The Merger--Conditions to the Consummation of the Merger" and "--Regulatory Approvals."

TERMINATION OF THE MERGER AGREEMENT

  The Merger Agreement may be terminated by mutual agreement of the Wells Fargo Board and the First Interstate Board. The Merger Agreement also may be terminated by either the Wells Fargo Board or the First Interstate Board if (i) a governmental authority finally has denied an application with respect to any of the Requisite Regulatory Approvals, (ii) the Merger does not occur on or before December 31, 1996, provided that the failure of the Merger to occur by such date is not caused by a breach of the Merger Agreement by the party seeking such termination, (iii) the other party commits a material breach of any of its representations, warranties, covenants or agreements in the Merger Agreement that cannot be or has not been cured within 30 days of notice of such breach, (iv) the requisite approval of either the Wells Fargo stockholders or the First Interstate stockholders is not obtained at their respective Special Meetings, (v) prior to the receipt of the requisite approval of the terminating party's stockholders, there is an outstanding proposal by a third party to merge with or acquire a substantial equity interest in, or a substantial portion of the assets of, the terminating party and the Board of Directors of the terminating party determines that termination of the Merger Agreement is necessary in the exercise of its fiduciary duties, (vi) the Board of Directors of either party reasonably determines in good faith that any of the Requisite Regulatory Approvals contains a Burdensome Condition or (vii) the Board of Directors of the other party shall have withdrawn or adversely modifies its recommendation of the matters to be voted on at such other party's Special Meeting. See "The Merger--Termination of the Merger Agreement."

  As an inducement and condition to Wells Fargo's willingness to enter into the Merger Agreement, First Interstate (as payor) entered into a termination fee agreement with Wells Fargo (as recipient), dated as of January 23, 1996 (the "First Interstate Fee Agreement"), and as an inducement and condition to First Interstate's willingness to enter into the Merger Agreement, Wells Fargo (as payor) entered into a termination fee agreement with First Interstate (as recipient), dated as of January 23, 1996 (the "Wells Fargo Fee Agreement" and, together with the First Interstate Fee Agreement, the "Fee Agreements"). The Fee Agreements are set forth in Appendices B and C to this Joint Proxy Statement/Prospectus.

  Pursuant to the Fee Agreements, First Interstate (pursuant to the First Interstate Fee Agreement) and Wells Fargo (pursuant to the Wells Fargo Fee Agreement) each agreed to pay (as "Payor") the other party (as "Recipient") a cash fee of $50 million (the "First Trigger Fee") in the event certain First Trigger Events (as defined herein) occur prior to or concurrently with the termination of the Merger Agreement, except where a Nullifying Event (as defined herein) has occurred and is continuing at such time. Under the Fee Agreements, a First Trigger Event would include, among other things, the failure of the stockholders of either party to adopt the Merger Agreement at the Special Meetings following the public announcement of an Acquisition Proposal (as defined herein) for such party.

  Pursuant to the Fee Agreements, First Interstate and Wells Fargo each also agreed, subject to certain conditions, to pay the other party an additional $150 million cash fee (less the amount of the First Trigger Fee already paid) if (i) the Merger Agreement is terminated, (ii) prior to or concurrently with such termination a First Trigger Event shall have occurred and (iii) prior to, concurrently with or within 18 months following such termination an Acquisition Event (as defined herein) occurs, unless a Nullifying Event has occurred and is continuing at the time the Merger Agreement is terminated.

  See "The Merger--Termination of the Merger Agreement" and Appendices B and C to this Joint Proxy Statement/Prospectus.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  It is intended that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that, accordingly, for federal income tax purposes no gain or loss will be recognized by either First Interstate or Wells Fargo as a result of the Merger. The obligations of First Interstate and Wells Fargo to consummate the Merger are conditioned upon the receipt by First Interstate and Wells Fargo of opinions of Skadden, Arps, Slate, Meagher & Flom and Sullivan & Cromwell, respectively, substantially to the effect that First Interstate's stockholders will not recognize gain or loss upon the receipt solely of Wells Fargo Common Stock or New Wells Fargo Preferred Stock in exchange for First Interstate Common Stock or First Interstate Preferred Stock, respectively, except with respect to any cash received in lieu of a fractional share interest in Wells Fargo Common Stock.

  All stockholders should carefully read the discussion of the material federal income tax consequences of the Merger under "The Merger--Certain Federal Income Tax Consequences" and are urged to consult with their own tax advisors as to the federal, state, local and foreign tax consequences in their particular circumstances.

APPRAISAL RIGHTS

  Under the DGCL, holders of First Interstate Common Stock, First Interstate Preferred Stock (including the holders of First Interstate Depositary Shares), Wells Fargo Common Stock and Wells Fargo Preferred Stock will have no appraisal rights in connection with the Merger Agreement and the consummation of the transactions contemplated thereby. See "The Merger--Appraisal Rights."

ACCOUNTING TREATMENT

  Upon consummation of the Merger, Wells Fargo will account for the acquisition of the shares of First Interstate Common Stock using the purchase method of accounting. Accordingly, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the consummation date. Income (or loss) of First Interstate prior to the consummation date will not be included in income of the combined company.

MARKETS AND MARKET PRICES

  The Wells Fargo Common Stock is listed on the NYSE and the PSE under the symbol "WFC" and the First Interstate Common Stock is listed on the NYSE and the PSE under the symbol "I." The following table sets forth the closing price per share of Wells Fargo Common Stock and the closing price per share of First Interstate Common Stock, each as reported on the NYSE Composite Tape, and the "equivalent per share price" (as defined below) of First Interstate Common Stock as of: (i) January 19, 1996, the last trading day before January 21, 1996, the day on which Wells Fargo and First Interstate reached agreement on the Exchange Ratio to be included in the Merger Agreement, the other terms of which the parties were working to finalize, (ii) January 23, 1996, the last trading day before Wells Fargo and First Interstate announced the execution of the Merger Agreement, and (iii) February , 1996, the last practicable date prior to the date of this Joint Proxy Statement/Prospectus. The "equivalent per share price" of First Interstate Common Stock as of any date equals the closing price per share of Wells Fargo Common Stock on such date multiplied by the Exchange Ratio. See "The Merger -- Conversion of First Interstate Capital Stock."

       MARKET PRICE PER SHARE AS   WELLS FARGO  FIRST INTERSTATE EQUIVALENT PER
       OF                          COMMON STOCK   COMMON STOCK    SHARE PRICE
       -------------------------   ------------ ---------------- --------------
       January 19, 1996...........   $217.25        $138.88         $144.83
       January 23, 1996...........   $228.50        $147.00         $152.33
       February 1, 1996...........   $235.75        $154.50         $157.17

  Because the Exchange Ratio is fixed, a change in the market price of Wells Fargo Common Stock before the Merger would affect the market value as of the Effective Time of the Wells Fargo Common Stock to be received in the Merger in exchange for the First Interstate Common Stock. THERE CAN BE NO ASSURANCE AS TO THE MARKET PRICE OF THE WELLS FARGO COMMON STOCK AT ANY TIME BEFORE, AT OR AFTER THE EFFECTIVE TIME. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR WELLS FARGO COMMON STOCK AND FIRST INTERSTATE COMMON STOCK. SEE "THE MERGER -- CONVERSION OF FIRST INTERSTATE CAPITAL STOCK."

  Following the Merger, the First Interstate Common Stock and the First Interstate Depositary Shares will no longer exist and, as a result, will no longer be listed on the NYSE. The Wells Fargo Common Stock issued in connection with the Merger and the New Wells Fargo Depositary Shares are expected to be listed on the NYSE.

COMPARISON OF RIGHTS OF HOLDERS OF FIRST INTERSTATE COMMON STOCK AND WELLS FARGO COMMON STOCK

  Upon consummation of the Merger, stockholders of First Interstate will become stockholders of Wells Fargo. As each of First Interstate and Wells Fargo is organized under the laws of Delaware, differences in the rights of holders of Wells Fargo Common Stock and First Interstate Common Stock arise solely from various provisions of the certificate of incorporation and by-laws of each of First Interstate and Wells Fargo and the Rights Agreement, dated November 21, 1988 (the "Rights Agreement"), between First Interstate and First Interstate Bank of California, as successor Rights Agent. For a discussion of certain similarities and all the material differences between the rights of holders of First Interstate Common Stock and the rights of holders of Wells Fargo Common Stock, see "The Merger -- Comparison of Rights of Holders of First Interstate Common Stock and Wells Fargo Common Stock."

DESCRIPTION OF WELLS FARGO CAPITAL STOCK

  The authorized capital stock of Wells Fargo consists of 150,000,000 shares of Wells Fargo Common Stock, par value $5.00 per share, and 25,000,000 shares of preferred stock, par value $5.00 per share. As of December 31, 1995, there were 46,973,319 shares of Wells Fargo Common Stock, 1,500,000 shares of Adjustable Rate

Cumulative Preferred Stock, Series B, 477,500 shares of 9% Preferred Stock, Series C, and 350,000 shares of 8 7/8% Preferred Stock, Series D, issued and outstanding.

  Holders of shares of Wells Fargo Common Stock are entitled to one vote per share for each share held. Subject to the rights of holders of shares of Wells Fargo's outstanding preferred stock, holders of shares of Wells Fargo Common Stock have equal rights to participate in dividends when declared and, in the event of liquidation, in the net assets of Wells Fargo available for distribution to stockholders. Wells Fargo may not declare any dividends on the Wells Fargo Common Stock unless full preferential amounts to which holders of Wells Fargo's preferred stock are entitled have been paid or declared and set apart for payment. Wells Fargo is also subject to certain contractual and regulatory restrictions on the payment of dividends.

  For additional information concerning the capital stock of Wells Fargo, see "Description of Wells Fargo Capital Stock."

CAPITALIZATION OF WELLS FARGO

  The following table sets forth the capitalization of Wells Fargo and its subsidiaries as of December 31, 1995 and as adjusted to give effect to (a) the exchange of 75,929,295 shares of First Interstate Common Stock for shares of Wells Fargo Common Stock in the Merger, assuming that none of First Interstate's outstanding stock options are exercised, and (b) the conversion of First Interstate Preferred Stock into New Wells Fargo Preferred Stock pursuant to the Merger.

                                                                 DECEMBER 31,
                                                                     1995
                                                                ---------------
                                                                ACTUAL ADJUSTED
                                                                ------ --------
(IN MILLIONS)
SENIOR AND SUBORDINATED DEBT
  Floating Rate Subordinated Note Due 2000..................... $  118 $   118
  8.20% Notes Due 1996.........................................    200     200
  Fixed Rate Medium-Term Notes.................................     25      25
  Floating Rate Medium Term Notes..............................  1,478   1,478
  8.75% Subordinated Notes Due 2002............................    199     199
  8.375% Subordinated Notes Due 2002...........................    149     149
  6.875% Subordinated Notes Due 2003...........................    150     150
  6.125% Subordinated Notes Due 2003...........................    249     249
  Floating Rate Subordinated Notes Due 1997....................    101     101
  Floating Rate Subordinated Euro Notes Due 1997...............    100     100
  Floating Rate Subordinated Capital Notes Due 1998............    200     200
  Senior and subordinated debt of First Interstate.............    --    1,355
  Other........................................................     80      80
                                                                ------ -------
TOTAL SENIOR AND SUBORDINATED DEBT.............................  3,049   4,404
                                                                ------ -------
STOCKHOLDERS' EQUITY
Preferred Stock
  Cumulative adjustable rate preferred stock...................     75      75
  Cumulative perpetual preferred stock(1)......................    414     764
                                                                ------ -------
Total preferred stockholders' equity...........................    489     839
                                                                ------ -------
Common Stock
  Common stock, par value $5 per share; authorized 150,000,000 shares;
   issued and outstanding 46,973,319 shares (actual) and
   97,592,849 (adjusted).......................................    235     488
  Additional paid-in capital...................................  1,135  11,879
  Retained earnings............................................  2,174   2,174
  Other........................................................     22      22
                                                                ------ -------
Total common stockholders' equity..............................  3,566  14,563
                                                                ------ -------
TOTAL STOCKHOLDERS' EQUITY.....................................  4,055  15,402
                                                                ------ -------
TOTAL CAPITALIZATION........................................... $7,104 $19,806
                                                                ====== =======

--------

(1) The adjusted amount reflects $350 million of First Interstate Preferred Stock that will be converted into New Wells Fargo Preferred Stock pursuant to the Merger.

COMPARISON OF CERTAIN UNAUDITED PER SHARE DATA

  The following table sets forth certain historical, pro forma combined and pro forma equivalent per share financial information for the common stock of Wells Fargo and of First Interstate. The pro forma amounts included in the table assume completion of the Merger and are based on the purchase method of accounting, a preliminary determination and allocation of the total purchase price and the assumptions described under "Pro Forma Combined Financial Information." The information should be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements (however, a statement of cash flows and notes to financial statements are not available) of Wells Fargo and First Interstate included in the documents described under "Incorporation of Certain Information by Reference" and First Interstate's earnings announcement, dated January 16, 1996 (the "First Interstate Earnings Announcement"), attached as Appendix I hereto, and the pro forma combined financial statements and accompanying discussion and notes set forth under "Pro Forma Combined Financial Information." The pro forma amounts in the table below are presented for informational purposes and are not necessarily indicative of the financial position or the results of operations of the combined company that would have actually occurred had the Merger been consummated as of the dates or for the periods presented. The pro forma amounts are also not necessarily indicative of the future financial position or future results of operations of the combined company. In particular, Wells Fargo expects to achieve significant operating cost savings as a result of the Merger. See "The Merger--Reasons of Wells Fargo for the Merger; Recommendation of the Wells Fargo Board of Directors." No adjustment has been included in the pro forma amounts for the anticipated operating cost savings.

                                                                  YEAR ENDED
                                                               DECEMBER 31, 1995
                                                               -----------------
   WELLS FARGO COMMON STOCK
   EARNINGS PER COMMON SHARE:
     Historical...............................................      $ 20.37
     Pro forma combined.......................................        14.95
   DIVIDENDS DECLARED PER COMMON SHARE:
     Historical...............................................      $  4.60
     Pro forma combined(1)....................................         4.60
   BOOK VALUE PER COMMON SHARE (AT PERIOD END):
     Historical...............................................      $ 75.93
     Pro forma combined(2)....................................       149.22
   FIRST INTERSTATE COMMON STOCK
   EARNINGS PER COMMON SHARE:
     Historical...............................................      $ 11.02
     Pro forma equivalent(3)..................................         9.97
   DIVIDENDS DECLARED PER COMMON SHARE:
     Historical...............................................      $  3.10
     Pro forma equivalent(3)..................................         3.07
   BOOK VALUE PER COMMON SHARE (AT PERIOD END):
     Historical...............................................      $ 50.10
     Pro forma equivalent(3)..................................        99.48

--------
(1) Amounts represent historical dividends per common share. For a discussion of Wells Fargo's current and future dividend policy, see "Market Prices and Dividends--Wells Fargo."

(2) Amount is calculated by dividing total pro forma common stockholders' equity by the sum of total outstanding shares of Wells Fargo Common Stock plus new shares of Wells Fargo Common Stock to be issued in the Merger (based on the number of shares of First Interstate Common Stock outstanding at period end).
(3) Amounts are calculated by multiplying Wells Fargo's pro forma combined amounts by the exchange ratio.

SELECTED CONSOLIDATED FINANCIAL DATA OF WELLS FARGO

  The selected consolidated financial data of Wells Fargo set forth below have been derived from the consolidated financial statements of Wells Fargo for each of the years in the five-year period ended December 31, 1995. However, the consolidated financial statements for the year ended December 31, 1995 exclude a statement of cash flows and notes to financial statements, which are not available. The selected consolidated financial data set forth below should be read in conjunction with and is qualified in its entirety by reference to the financial statements and accompanying notes contained in the 1994 Wells Fargo 10-K and Wells Fargo's Current Report on Form 8-K dated January 16, 1996, which are incorporated by reference herein. See "Incorporation of Certain Information by Reference."

                                          YEAR ENDED DECEMBER 31,
                                -------------------------------------------
                                 1995     1994     1993     1992     1991
                                -------  -------  -------  -------  -------
(IN MILLIONS, EXCEPT PER SHARE
 DATA AND PERCENTAGES)
CONSOLIDATED SUMMARY OF INCOME
 Net interest income..........  $ 2,654  $ 2,610  $ 2,657  $ 2,691  $ 2,520
 Provision for loan losses....      --       200      550    1,215    1,335
 Noninterest income...........    1,324    1,200    1,093    1,059      889
 Noninterest expense..........    2,201    2,156    2,162    2,035    2,020
 Net income...................    1,032      841      612      283       21
PER COMMON SHARE
 Net income...................  $ 20.37  $ 14.78  $ 10.10  $  4.44  $  0.04
 Dividends declared...........     4.60     4.00     2.25     1.50     3.50
AVERAGE COMMON SHARES
 OUTSTANDING..................     48.6     53.9     55.6     52.9     51.8
CONSOLIDATED PERIOD-END
 BALANCE SHEET DATA
 Investment securities........  $ 8,920  $11,608  $13,058  $ 9,338  $ 3,833
 Loans........................   35,582   36,347   33,099   36,903   44,099
 Assets.......................   50,316   53,374   52,513   52,537   53,547
 Deposits.....................   38,982   42,332   41,644   42,244   43,719
 Senior and subordinated
  debt........................    3,049    2,853    4,221    4,040    4,220
 Stockholders' equity.........    4,055    3,911    4,315    3,809    3,271
CONSOLIDATED AVERAGE BALANCE
 SHEET DATA
 Loans........................  $34,508  $34,039  $34,304  $40,406  $46,736
 Assets.......................   50,767   51,849   51,110   52,497   55,022
 Deposits.....................   38,780   40,821   40,727   42,266   42,642
NET INTEREST MARGIN(1)........     5.80%    5.55%    5.74%    5.70%    5.18%
CONSOLIDATED PROFITABILITY
 RATIOS
 Net income to average total
  assets (ROA)................     2.03%    1.62%    1.20%    0.54%    0.04%
 Net income applicable to
  common stock to average
  common stockholders' equity
  (ROE).......................    29.70    22.41    16.74     7.93     0.07
CONSOLIDATED PERIOD-END
 CAPITAL RATIOS(2)
 Common stockholders' equity
  to assets...................     7.09%    6.41%    7.00%    6.03%    5.24%
 Stockholders' equity to
  assets......................     8.06     7.33     8.22     7.25     6.11
CONSOLIDATED PERIOD-END LOAN
 DATA
 Allowance for loan losses....  $ 1,794  $ 2,082  $ 2,122  $ 2,067  $ 1,646
 Allowance for loan losses as
  a percentage of total
  loans.......................     5.04%    5.73%    6.41%    5.60%    3.73%
 Nonaccrual and restructured
  loans.......................  $   552  $   582  $ 1,200  $ 2,142  $ 1,981
 Nonaccrual and restructured
  loans as a percentage of
  total loans.................      1.6%     1.6%     3.6%     5.8%     4.5%
CONSOLIDATED LOAN CHARGE-OFF
 DATA
 Net loan charge-offs.........  $   288  $   240  $   495  $   798  $   572
 Net loan charge-offs as a
  percentage of average total
  loans.......................     0.83%    0.70%    1.44%    1.97%    1.22%

--------
(1) Net interest margin is defined as net interest income on a taxable-equivalent basis divided by average total earning assets.

(2) Based on the Federal Reserve Board's 1992 capital adequacy guidelines, Wells Fargo's total risk-based capital ratio was 12.45% (preliminary), 13.16%, 15.12%, 13.15% and 10.19% at December 31, 1995, 1994, 1993, 1992
    and 1991, respectively. Wells Fargo's Tier 1 risk-based capital ratio was 8.80% (preliminary), 9.09%, 10.48%, 8.22% and 5.78% at December 31, 1995,
    1994, 1993, 1992 and 1991, respectively.

SELECTED CONSOLIDATED FINANCIAL DATA OF FIRST INTERSTATE

  The selected consolidated financial data of First Interstate set forth below have been derived from the consolidated financial statements of First Interstate for each of the years in the five-year period ended December 31, 1995. However, the consolidated financial statements for the year ended December 31, 1995 exclude a statement of cash flows and notes to financial statements, which are not available. The selected consolidated financial data set forth below should be read in conjunction with and is qualified in its entirety by reference to the financial statements and accompanying notes contained in the 1994 First Interstate 10-K, which is incorporated by reference herein, and the First Interstate Earnings Announcement attached as Appendix I hereto. See "Incorporation of Certain Information by Reference."

                                           YEAR ENDED DECEMBER 31,
                                   -------------------------------------------
                                    1995     1994     1993     1992     1991
                                   -------  -------  -------  -------  -------
(IN MILLIONS, EXCEPT PER SHARE
 DATA AND PERCENTAGES)
CONSOLIDATED SUMMARY OF INCOME
 Net interest income.............  $ 2,537  $ 2,327  $ 2,072  $ 2,015  $ 2,092
 Provision for loan losses.......      --       --       113      314      810
 Noninterest income..............    1,119    1,054      954      912    1,184
 Noninterest expense.............    2,213    2,197    2,032    2,209    2,732
 Income (loss) before
  extraordinary items and
  cumulative effect of accounting
  changes........................      885      734      562      282     (288)
 Extraordinary items.............      --       --       (25)     --       --
 Cumulative effect of accounting
  changes........................      --       --       200      --       --
 Net income (loss)...............      885      734      737      282     (288)
PER COMMON SHARE
 Income (loss) before
  extraordinary items and
  cumulative effect of accounting
  changes........................  $ 11.02  $  8.71  $  6.68  $  3.23  $ (5.24)
 Net income (loss)...............    11.02     8.71     8.96     3.23    (5.24)
 Dividends declared..............     3.10     2.75     1.60     1.20     1.80
AVERAGE COMMON SHARES
 OUTSTANDING(1)..................     77.9     80.5     77.2     69.5     62.5
CONSOLIDATED PERIOD-END BALANCE
 SHEET DATA
 Investment Securities...........  $ 9,098  $13,851  $16,542  $13,913  $ 8,496
 Loans...........................   36,673   33,222   25,988   24,201   28,182
 Assets..........................   58,071   55,813   51,461   50,863   48,922
 Deposits........................   50,185   48,427   44,701   43,675   41,433
 Senior and subordinated debt....    1,355    1,388    1,533    2,702    3,108
 Stockholders' equity............    4,154    3,436    3,548    3,251    2,639
CONSOLIDATED AVERAGE BALANCE
 SHEET DATA
 Loans...........................  $35,235  $28,644  $24,128  $25,694  $30,691
 Assets..........................   55,562   52,979   49,319   49,031   49,126
 Deposits........................   47,909   46,313   42,540   41,196   41,051
NET INTEREST MARGIN(2)...........     5.43%    5.14%    4.91%    4.89%    5.04%
CONSOLIDATED PROFITABILITY RATIOS
 Net income (loss) to average
  total assets (ROA).............     1.59%    1.38%    1.49%    0.57%   (0.59)%
 Net income (loss) applicable to
  common stock to average common
  stockholders' equity (ROE).....    24.57    21.56    23.24     9.63   (13.96)
CONSOLIDATED PERIOD-END CAPITAL
 RATIOS(3)(4)
 Common stockholders' equity to
  assets.........................     6.55%    5.53%    6.21%    5.18%    4.18%
 Stockholders' equity to assets..     7.15     6.16     6.89     6.39     5.39
CONSOLIDATED PERIOD-END LOAN DATA
 Allowance for loan losses.......  $   804  $   934  $ 1,001  $ 1,068  $ 1,273
 Allowance for loan losses as a
  percentage of total loans......     2.19%    2.81%    3.85%    4.41%    4.52%
 Nonaccrual and restructured
  loans..........................  $   171  $   186  $   227  $   578  $ 1,095
 Nonaccrual and restructured
  loans as a percentage of total
  loans..........................      0.5%     0.6%     0.9%     2.4%     3.9%
CONSOLIDATED LOAN CHARGE-OFF DATA
 Net loan charge-offs............  $   155  $   133  $   218  $   460  $   547
 Net loan charge-offs as a
  percentage of average total
  loans..........................     0.44%    0.46%    0.90%    1.79%    1.78%

--------
(1) Includes dilutive effect of outstanding stock options (as determined by application of the treasury stock method).
(2) Net interest margin is defined as net interest income on a taxable-equivalent basis divided by average total earning assets.

(3) Based on the Federal Reserve Board's 1992 capital adequacy guidelines, First Interstate's total risk-based capital ratio was 10.5% (preliminary), 10.22%, 13.08%, 13.87% and 10.61% at December 31, 1995, 1994, 1993, 1992
    and 1991, respectively. First Interstate's Tier 1 risk-based capital ratio was 7.6% (preliminary), 7.20%, 9.88%, 9.40% and 6.28% at December 31, 1995,
    1994, 1993, 1992 and 1991, respectively.

(4) Calculated using period-end data derived from the information incorporated by reference to provide information comparable to that of Wells Fargo. This information is disclosed by First Interstate in the 1994 First Interstate 10-K and the First Interstate Earnings Announcement using average balances.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

  The following table sets forth certain selected historical financial data for Wells Fargo and First Interstate and selected pro forma combined financial data. The pro forma amounts included in the table below assume completion of the Merger and are based on the purchase method of accounting, a preliminary determination and allocation of the total purchase price and the assumptions described under "Pro Forma Combined Financial Information." The information should be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements (however, statements of cash flows and notes to financial statements are not yet available) of Wells Fargo and First Interstate included in the documents described under "Incorporation of Certain Information by Reference," the First Interstate Earnings Announcement, attached as Appendix I hereto, and the pro forma combined financial statements and accompanying discussion and notes set forth under "Pro Forma Combined Financial Information." The pro forma amounts in the table below are presented for informational purposes and are not necessarily indicative of the financial position or the results of operations of the combined company that would have actually occurred had the Merger been consummated as of the dates or for the periods presented. The pro forma amounts are also not necessarily indicative of the future financial position or future results of operations of the combined company. In particular, Wells Fargo expects to achieve significant operating cost savings as a result of the Merger. See "The Merger--Reasons of Wells Fargo for the Merger; Recommendation of the Wells Fargo Board of Directors." No adjustment has been included in the pro forma amounts for the anticipated operating cost savings.

                                                         YEAR ENDED
                                                     DECEMBER 31, 1995
                                           --------------------------------------
                                                    HISTORICAL
                                           ----------------------------
                                                                        PRO FORMA
                                           WELLS FARGO FIRST INTERSTATE COMBINED
                                           ----------- ---------------- ---------
(IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED SUMMARY OF INCOME
  Net interest income.....................   $2,654         $2,537       $ 5,191
  Provision for loan losses...............      --             --            --
  Noninterest income......................    1,324          1,119         2,443
  Noninterest expense.....................    2,201          2,213         4,897
  Net income..............................    1,032            885         1,556
PER COMMON SHARE
  Net income..............................   $20.37         $11.02       $ 14.95
  Dividends declared......................     4.60           3.10          4.60
AVERAGE COMMON SHARES OUTSTANDING.........     48.6           77.9(1)       99.1

                                                  DECEMBER 31, 1995
                                        --------------------------------------
                                                 HISTORICAL
                                        ----------------------------
                                                                     PRO FORMA
                                        WELLS FARGO FIRST INTERSTATE COMBINED
                                        ----------- ---------------- ---------
(IN MILLIONS)
CONSOLIDATED PERIOD-END BALANCE SHEET
 DATA
  Investment securities................   $ 8,920       $ 9,098      $ 18,018
  Loans................................    35,582        36,673        72,255
  Assets...............................    50,316        58,071       115,580
  Deposits.............................    38,982        50,185        89,167
  Senior and subordinated debt.........     3,049         1,355         4,404
  Stockholders' equity.................     4,055         4,154        15,402

--------

(1) Includes dilutive effect of outstanding stock options (as determined by application of the treasury stock method) for 2.2 million shares.

          INFORMATION CONCERNING THE WELLS FARGO SPECIAL MEETING

GENERAL

  This Joint Proxy Statement/Prospectus is being furnished to holders of Wells Fargo Common Stock as part of the solicitation of proxies by the Wells Fargo
Board for use at the Wells Fargo Special Meeting to be held on       , 1996 at
2:00 p.m., in the Penthouse at the Wells Fargo headquarters, 420 Montgomery Street, San Francisco, California. This Joint Proxy Statement/Prospectus and the accompanying Proxy Card are first being mailed to stockholders of Wells
Fargo on or about     , 1996.

  The purpose of the Wells Fargo Special Meeting is to consider and vote upon the Wells Fargo Proposal to adopt the Merger Agreement and to approve the transactions contemplated thereby, including the Merger and the issuance of shares of Wells Fargo Common Stock and New Wells Fargo Preferred Stock pursuant to the Merger. No other business will be transacted at the Wells Fargo Special Meeting other than possible adjournments, postponements or reschedulings thereof.

  Based on the number of shares of First Interstate Common Stock outstanding on the First Interstate Record Date, consummation of the Merger would result
in the issuance of    shares of Wells Fargo Common Stock to persons other than
Wells Fargo (approximately   % of the total number of shares of Wells Fargo
Common Stock outstanding at the Wells Fargo Record Date, after giving effect to such issuance). Based on the total number of shares and options to acquire shares of First Interstate Common Stock outstanding on such record date, a
maximum aggregate of     shares of Wells Fargo Common Stock could be issued to
persons other than Wells Fargo in the Merger, or approximately   % of the
Wells Fargo Common Stock outstanding after consummation of the Merger (based on the number of shares of Wells Fargo Common Stock outstanding at the Wells Fargo Record Date).

  The Merger is subject to a number of conditions, including the receipt of required regulatory and stockholder approvals. See "The Merger--Conditions to Consummation of the Merger" and "--Regulatory Approvals."

SOLICITATION, VOTING AND REVOCABILITY OF PROXIES

  The Wells Fargo Board has fixed the close of business on     , 1996 (the
Wells Fargo Record Date) as the record date for the determination of the stockholders of Wells Fargo entitled to notice of and to vote at the Wells Fargo Special Meeting and any adjournments or postponements thereof. Only holders of record of Wells Fargo Common Stock at the close of business on the Wells Fargo Record Date will be entitled to vote on each matter properly presented at the Wells Fargo Special Meeting. On the Wells Fargo Record Date,
           shares of Wells Fargo Common Stock were issued and outstanding. Votes may be cast in person or by proxy, and each share of Wells Fargo Common Stock entitles its holder to one vote. Holders of Wells Fargo Preferred Stock are not entitled to and are not being requested to vote at the Wells Fargo Special Meeting.

  Pursuant to the Wells Fargo By-Laws and in accordance with the DGCL, the presence of the holders of a majority of the shares of Wells Fargo Common Stock issued and outstanding, in person or by proxy, and entitled to vote is required and shall constitute a quorum for the transaction of business at the Wells Fargo Special Meeting. For such purpose, abstentions and broker non-votes will be counted in establishing the quorum. A majority of the shares of Wells Fargo Common Stock present at the Wells Fargo Special Meeting, in person or by proxy, whether or not constituting a quorum, may vote to, or the Wells Fargo Board in its discretion may, adjourn the Wells Fargo Special Meeting from time to time without further notice, including for the purpose of soliciting additional proxies. Proxies containing a vote against the Wells Fargo Proposal will not be used to vote in favor of any such adjournment. Under the DGCL, the affirmative vote of the holders of at least a majority of the total number of outstanding shares of Wells Fargo Common Stock entitled to vote at the Wells Fargo Special Meeting is required to approve the Wells Fargo Proposal. An abstention and a broker non-vote would thus have the same effect as a vote against the Wells Fargo Proposal.

  Only stockholders of record on the Wells Fargo Record Date are eligible to give their proxies. Therefore, stockholders owning shares held in the name of a brokerage firm, bank, or other institution should sign, date and return their proxy card to such brokerage firm, bank or other institution in the envelope provided by that firm. In addition, under the rules of the NYSE, brokers who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers on the approval of the Wells Fargo Proposal without specific instructions from such customers. Given that the DGCL requires the affirmative vote of the holders of a majority of the outstanding shares of Wells Fargo Common Stock entitled to vote at the Wells Fargo Special Meeting in order to approve the Wells Fargo Proposal, the failure of such customers to provide specific instructions with respect to their shares of Wells Fargo Common Stock to their broker will have the effect of a vote against the approval of the Wells Fargo Proposal. Failure to return a properly executed proxy card or to vote at the Wells Fargo Special Meeting will have the same effect as a vote against the Wells Fargo Proposal.

  Proxies in the accompanying form which are properly executed and returned to Wells Fargo will be voted at the Wells Fargo Special Meeting in accordance with the stockholders' instructions contained in such proxies and, at the discretion of the proxy holders, on such other matters as may properly come before the meeting. If a stockholder returns a proxy card that is signed, dated and not marked, that stockholder will be deemed to have voted for the Wells Fargo Proposal. An executed proxy may be revoked at any time prior to its exercise by submitting another proxy with a later date, by appearing in person at the Wells Fargo Special Meeting, notifying the Secretary and voting or by sending a written, signed and dated revocation which clearly identifies the proxy being revoked to the principal executive offices of Wells Fargo at 420 Montgomery Street, San Francisco, California 94163, Attention: Guy Rounsaville, Jr., Secretary. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the proxy previously given is no longer effective. In addition, stockholders whose shares of Wells Fargo Common Stock are not registered in their own name will need additional documentation from the record holder of such shares to vote in person at the Wells Fargo Special Meeting.

  Proxies will be solicited by mail, telephone, telegraph, telex, telecopier and advertisement and in person. Solicitation may be made in the same manner by directors, officers and other representatives of Wells Fargo. In addition, proxies may be solicited in the foregoing manner by directors, officers, employees and representatives of First Interstate, who will be compensated as set forth under "Information Concerning the First Interstate Special Meeting."

  Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation materials to the beneficial owners of Wells Fargo Common Stock for which they hold of record, and Wells Fargo will reimburse them for their reasonable out-of-pocket expenses.

  In addition, Wells Fargo has retained D.F. King & Co., Inc. (""D.F. King'') to assist and to provide advisory services in connection with this proxy solicitation for which D.F. King will be paid a fee estimated not to exceed $200,000 for such services, and will be reimbursed for reasonable out-of-pocket expenses. Wells Fargo will indemnify D.F. King against certain liabilities and expenses in connection with the proxy solicitation, including liabilities under the federal securities laws.

  The expenses related to the proxy solicitation for the Wells Fargo Special Meeting will be borne by Wells Fargo, except that the cost of preparing and mailing this Joint Proxy Statement/Prospectus will be borne equally by Wells Fargo and First Interstate.

  It is expected that all of the     shares of Wells Fargo Common Stock
(excluding shares issuable upon exercise of stock options) beneficially owned by directors and executive officers of Wells Fargo and their affiliates at the Wells Fargo Record Date ( % of the total number of outstanding shares of Wells Fargo Common Stock at such date) will be voted for approval of the Wells Fargo Proposal.

       INFORMATION CONCERNING THE FIRST INTERSTATE SPECIAL MEETING

GENERAL

  This Joint Proxy Statement/Prospectus is being furnished to holders of First Interstate Common Stock as part of the solicitation of proxies by the First Interstate Board for use at the First Interstate Special Meeting to be held on
       , 1996, at 2:00 p.m. at        , Los Angeles, California and at any
adjournments or postponements thereof. This Joint Proxy Statement/Prospectus, and the accompanying Proxy Card, are being first mailed to First Interstate
stockholders on or about        , 1996.

  The purpose of the First Interstate Special Meeting is to consider and vote upon the First Interstate Proposal to adopt the Merger Agreement and to approve the transactions contemplated thereby, including the Merger. No other business will be transacted at the First Interstate Special Meeting other than possible adjournments, postponements or reschedulings thereof.

  The Merger is subject to a number of conditions, including the receipt of required regulatory and stockholder approvals. See "The Merger--Conditions to Consummation of the Merger" and "--Regulatory Approvals."

SOLICITATION, VOTING AND REVOCABILITY OF PROXIES

  The First Interstate Board has fixed the close of business on     ,1996 (the
First Interstate Record Date) as the record date for the determination of the stockholders of First Interstate entitled to notice of and to vote at the First Interstate Special Meeting. Only holders of record of shares of First Interstate Common Stock at the close of business on the First Interstate Record Date will be entitled to vote on each matter properly presented at the First Interstate Special Meeting. Votes may be cast in person or by proxy, and each share of First Interstate Common Stock entitles its holder to one vote.
On the First Interstate Record Date,     shares of First Interstate Common
Stock were issued and outstanding. Holders of First Interstate Preferred Stock and First Interstate Depositary Shares are not entitled to and are not being requested to vote at the First Interstate Special Meeting.

  Pursuant to the By-Laws of First Interstate (the "First Interstate By-Laws") and in accordance with the DGCL, the presence of the holders of a majority of the shares of First Interstate Common Stock issued and outstanding, in person or by proxy, and entitled to vote at the First Interstate Special Meeting is required and shall constitute a quorum for the transaction of business at the First Interstate Special Meeting. For such purpose, abstentions and broker non-votes will be counted in establishing the quorum. A majority of the shares of First Interstate Common Stock present at the First Interstate Special Meeting, in person or by proxy, whether or not constituting a quorum, may vote to, or the First Interstate Board in its discretion may, adjourn the First Interstate Special Meeting from time to time without further notice, including for the purpose of soliciting additional proxies. Proxies containing a vote against the First Interstate Proposal will not be used to vote in favor of any such adjournment. Under the DGCL, the affirmative vote of the holders of at least a majority of the total number of outstanding shares of First Interstate Common Stock entitled to vote at the First Interstate Special Meeting is required to approve the First Interstate Proposal. An abstention and a broker non-vote would thus have the same effect as a vote against the Wells Fargo Proposal.

  Only stockholders of record on the First Interstate Record Date are eligible to give their proxies. Therefore, stockholders owning shares held in the name of a brokerage firm, bank, or other institution should sign, date and return their proxy card to such brokerage firm, bank or other institution in the envelope provided by that firm. In addition, under the rules of the NYSE, brokers who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers on the approval of the First Interstate Proposal without specific instructions from such customers. Given that Delaware law requires the affirmative vote of the holders of a majority of the outstanding shares of First Interstate Common Stock entitled to vote at the First Interstate Special Meeting in order to approve the First Interstate Proposal, the failure of such customers to provide specific instructions with respect to their shares of First Interstate Common Stock to their broker will have the effect of a vote against the approval of the First Interstate Proposal.

  Proxies in the accompanying form which are properly executed and returned to First Interstate will be voted at the First Interstate Special Meeting in accordance with the stockholders' instructions contained in such proxies and, at the discretion of the proxy holders, on such other matters as may properly come before the meeting. If a stockholder returns a proxy card that is signed, dated and not marked, that stockholder will be deemed to have voted for the First Interstate Proposal. An executed proxy may be revoked at any time prior to its exercise by submitting another proxy with a later date, by appearing in person at the First Interstate Special Meeting and voting or by sending a written, signed and dated revocation which clearly identifies the proxy being revoked to the principal executive offices of First Interstate at 633 West Fifth Street, TC 7-10, Los Angeles, California 90071, Attention: Edward S. Garlock, Secretary of First Interstate. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the proxy previously given is no longer effective. In addition, stockholders whose shares of First Interstate Common Stock are not registered in their own name will need additional documentation from the record holder of such shares to vote in person at the First Interstate Special Meeting.

  Proxies will be solicited by mail, telephone, telegraph, telex, telecopier and advertisement and in person. Solicitation may be made in the same manner by directors, officers and other representatives of First Interstate who will not be specially compensated for such activities, but who may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. In addition, proxies may be solicited in the foregoing manner by directors, officers, employees and representatives of Wells Fargo, who will be compensated as set forth under "Information Concerning the Wells Fargo Special Meeting."

  Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation materials to the beneficial owners of First Interstate Common Stock for which they hold of record, and First Interstate will reimburse them for their reasonable out-of-pocket expenses.

  In addition, First Interstate has retained Georgeson & Co., Inc. ("Georgeson") to assist First Interstate in connection with its communications with its stockholders with respect to, and to provide other services to First Interstate in connection with, the Merger. Georgeson will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. First Interstate has agreed to indemnify Georgeson against certain liabilities arising out of or in connection with its engagement.

  The expenses related to the proxy solicitation for the First Interstate Special Meeting will be borne by First Interstate, except that the cost of preparing and mailing this Joint Proxy Statement/Prospectus will be borne equally by Wells Fargo and First Interstate.

  It is expected that all of the     shares of First Interstate Common Stock
(excluding shares subject to stock options) beneficially owned by directors and executive officers of First Interstate and their affiliates at the First Interstate Record Date ( % of the total number of outstanding shares of First Interstate Common Stock at such date) will be voted for approval of the First Interstate Proposal.

  STOCKHOLDERS OF FIRST INTERSTATE ARE INSTRUCTED NOT TO SEND IN THE INSTRUMENTS REPRESENTING THEIR SECURITIES WITH THEIR PROXY CARDS. IF THE MERGER IS CONSUMMATED, STOCKHOLDERS OF FIRST INTERSTATE WILL RECEIVE INSTRUCTIONS REGARDING THE PROPER PROCEDURES FOR THE EXCHANGE OF SUCH INSTRUMENTS. SEE "THE MERGER--EXCHANGE OF CERTIFICATES AND DEPOSITARY RECEIPTS; FRACTIONAL SHARES."

                                THE MERGER

  The following information relating to the Merger is qualified in its entirety by reference to the other information contained elsewhere in this Joint Proxy Statement/Prospectus, including the Appendices hereto, and the documents incorporated herein by reference. A copy of the Merger Agreement (excluding the exhibits and schedules thereto) is set forth in Appendix A to this Joint Proxy Statement/Prospectus and is incorporated herein by reference, and reference is made thereto for a complete description of the terms of the Merger. Stockholders are urged to read the Merger Agreement and each of the other appendices hereto carefully.

EFFECTS OF THE MERGER

  Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the Effective Time), First Interstate will merge with and into Wells Fargo. Wells Fargo will be the surviving corporation in the Merger, and will continue its corporate existence under the DGCL under the same name. At the Effective Time, the separate corporate existence of First Interstate will terminate. The Wells Fargo Certificate and the Wells Fargo By-Laws as in effect immediately prior to the Effective Time will be the certificate of incorporation and bylaws, respectively, of the surviving corporation.

  At the Effective Time, (i) each outstanding share of First Interstate Common Stock, other than shares held in First Interstate's treasury or directly or indirectly by Wells Fargo or its subsidiaries or by First Interstate or its subsidiaries (except, in both cases, for Trust/DPC Shares), will be converted into the right to receive two-thirds ( 2/3) of a share of Wells Fargo Common Stock, with cash being paid in lieu of fractional shares, (ii) each outstanding share of First Interstate 9.875% Preferred Stock will be converted into the right to receive one share of New Wells Fargo 9.875% Preferred Stock and (iii) each outstanding share of First Interstate 9.0% Preferred Stock will be converted into the right to receive one share of New Wells Fargo 9.0% Preferred Stock. The terms, designations, preferences, limitations, privileges and rights of the respective series of New Wells Fargo Preferred Stock will be substantially the same as those of the corresponding series of First Interstate Preferred Stock.

  For information on how First Interstate stockholders will be able to exchange certificates representing shares of First Interstate Common Stock and First Interstate Depositary Receipts evidencing First Interstate Depositary Shares for certificates representing the shares of Wells Fargo Common Stock and New Wells Fargo Depositary Receipts evidencing New Wells Fargo Depositary Shares to be issued to them in the Merger, see "--Exchange of Certificates and Depositary Receipts; Fractional Shares."

EFFECTIVE TIME

  The Effective Time will be set forth in the Certificate of Merger that will be filed with the Secretary of State of the State of Delaware on a date to be specified by the parties, which date will be no later than two business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions precedent to the Merger set forth in the Merger Agreement. Wells Fargo and First Interstate each anticipate that the Merger
will be consummated by       , 1996.

  Consummation of the Merger, however, could be delayed, for a number of reasons, including delays in obtaining the Requisite Regulatory Approvals. There can be no assurances as to (i) if or when such approvals will be obtained or that, if obtained, such approvals will satisfy the conditions to consummation of the Merger set forth in the Merger Agreement or (ii) whether all of the other conditions precedent to the Merger will be satisfied or waived by the party permitted to do so. If the Merger is not effected on or before December 31, 1996, the Merger Agreement may be terminated by either Wells Fargo or First Interstate, unless the failure to effect the Merger by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe the covenants and agreements of such party set forth therein. See "--Conditions to Consummation of the Merger," "--Regulatory Approvals" and "--Termination of the Merger Agreement."

BACKGROUND OF THE MERGER

  On a number of occasions during the past several years, Wells Fargo and First Interstate have informally discussed the possibility of a merger of the two companies. Following several meetings between the then Chief Executive Officers of Wells Fargo and First Interstate, on February 11, 1994, Wells Fargo submitted to First Interstate for its consideration a tax-free merger proposal. After considering that proposal, the First Interstate Board determined to implement strategies aimed at enhancing stockholder value as an independent company rather than pursuing a merger with Wells Fargo at that time.

  During the remainder of 1994 and the first three quarters of 1995, First Interstate implemented these strategies. Throughout this period, the First Interstate Board also considered possible alternative strategies for enhancing stockholder value. These included the alternative of remaining independent, as well as the alternative of seeking a strategic partnership with either a larger or similar-sized bank holding company with similar strategic focus and business strengths complementary to and compatible with those of First Interstate. With respect to potential strategic partnerships, the First Interstate Board continued to consider the possibility of a transaction with Wells Fargo, as well as the possibility of a strategic partnership with one of several other companies, including First Bank System, Inc., a Delaware corporation ("FBS"). As the pace of consolidation in the banking industry continued to increase during the first half of 1995, William Siart, the Chairman and Chief Executive Officer of First Interstate, initiated a series of discussions to enable the First Interstate Board to continue its ongoing review of the appropriate strategic direction for First Interstate in light of the significant changes affecting the industry. The first such discussion was held at the July 17, 1995 meeting of the First Interstate Board.

  On September 7, 1995, Paul Hazen, Chairman and Chief Executive Officer of Wells Fargo, met with Mr. Siart to discuss the possibility of a merger of the two companies. No conclusions were reached, but Mr. Siart indicated that the First Interstate Board had previously commenced a process for reviewing the strategic alternatives available to First Interstate and accordingly First Interstate would probably not be prepared to consider a merger until such process was complete.

  As part of this process, the First Interstate Board met on October 17, 1995 and reviewed possible strategic partnerships with five large bank holding companies, including Wells Fargo and FBS. Later that afternoon, Mr. Hazen telephoned Mr. Siart to inform him that Wells Fargo intended to deliver a letter containing a new merger proposal (the "Original Proposal") to First Interstate and that Mr. Hazen would like to meet with Mr. Siart later that day to deliver the letter in person and to discuss the proposal. Mr. Siart asked for some time to consider the request, but called Mr. Hazen back shortly thereafter to say that he saw no reason for the two of them to meet. Wells Fargo's letter was then delivered to First Interstate.

  On October 18, 1995, First Interstate and, shortly thereafter, Wells Fargo publicly announced that Wells Fargo had made its Original Proposal to First Interstate for a tax-free merger in which First Interstate's stockholders would receive 0.625 of a share of Wells Fargo Common Stock for each share of First Interstate Common Stock. Later that day, three large regional bank holding companies, including FBS, (each of which had been considered as a potential strategic partner at the previous day's First Interstate Board meeting) contacted First Interstate to express an interest in initiating discussions to assess the merits of a strategic partnership. Mr. Siart contacted all of the members of the First Interstate Board to discuss the Original Proposal, the need to accelerate the First Interstate Board's process for reviewing strategic alternatives and the inquiries received from those three regional bank holding companies.

  First Interstate's senior management, together with First Interstate's financial advisors, Goldman, Sachs & Co. ("Goldman Sachs") and Morgan Stanley & Co. Incorporated ("Morgan Stanley," and together with Goldman Sachs, the "First Interstate Financial Advisors"), at the direction of the First Interstate Board, then engaged in preliminary discussions concerning potential strategic partnerships with the three large regional bank holding companies that had contacted Mr. Siart on October 18. First Interstate's management and the First Interstate Financial Advisors also continued to explore the values to stockholders that could be potentially achieved at that time (i) if First Interstate chose to remain independent rather than pursuing a strategic partnership and (ii) if a transaction with Wells Fargo were pursued. After discussion of the information presented, the First Interstate Board instructed its management and advisors to continue to explore strategic partnerships with the four bank holding companies and the option of First Interstate's remaining independent, with a view to seeking the best available alternative for First Interstate's stockholders.

  The First Interstate Board met to consider the Original Proposal on October 25, 1995. At this meeting, First Interstate's management and the First Interstate Financial Advisors reviewed with the First Interstate Board the status of the preliminary discussions with the three large regional bank holding companies as well as the Original Proposal. After discussion, the First Interstate Board concluded, based on currently available information, that two of the bank holding companies, Wells Fargo and FBS, appeared to offer more promising options for First Interstate and its stockholders than either of two other bank holding companies. That determination was based upon the First Interstate Board's perception of the relative economic values of the respective proposals to First Interstate's stockholders, which economic value was determined based upon a review of (i) the respective strategies, businesses, operations, earnings and financial condition of the four potential strategic partners on both an historical and a prospective basis, (ii) the degree to which each potential partner's corporate philosophies and strategies were compatible with and complementary to those of First Interstate, and (iii) the possible market value of the transaction to First Interstate's stockholders on a per share equivalent basis based upon recent trading values for each potential strategic partner's common stock and the possible future trading values of such common stock.

  On October 26, 1995, Mr. Siart and Mr. Hazen met to discuss the possibility of pursuing a merger of First Interstate and Wells Fargo. Mr. Siart stated his desire to learn more about the Original Proposal. At this meeting, Mr. Hazen discussed Wells Fargo's reasons for publicly announcing its unsolicited proposal. Messrs. Siart and Hazen also discussed the possible advantages of a combination of First Interstate and Wells Fargo, with particular attention being paid to the cost savings and operating efficiencies that could be achieved in a merger. At that meeting, Mr. Siart and Mr. Hazen agreed that a merger of First Interstate and Wells Fargo could enhance stockholder value for both companies. Mr. Hazen explained the estimates of cost savings and reductions in revenue being used by Wells Fargo. Mr. Hazen also offered to have the individuals at Wells Fargo who had prepared those estimates meet with their counterparts at First Interstate in order to discuss potential cost savings and reductions in revenue if there were any questions about Wells Fargo's estimates, but Mr. Siart declined. Mr. Siart and Mr. Hazen were later joined for part of this meeting by George Roberts of Kohlberg Kravis Roberts & Co., First Interstate's largest stockholder at that time, and Warren Buffett of Berkshire Hathaway Inc., Wells Fargo's largest stockholder. Mr. Buffett expressed his view that an exchange ratio of 0.625 was fair, and Mr. Roberts and Mr. Siart expressed their view that such ratio was inadequate. Mr. Hazen then discussed the possibility of raising the exchange ratio in Wells Fargo's proposal to 0.65 of a share of Wells Fargo Common Stock for each share of First Interstate Common Stock. Mr. Roberts indicated that he believed that an exchange ratio of 0.65 was still inadequate and indicated that it would take an exchange ratio of 0.70 to reach agreement at that time. Mr. Hazen stated that Wells Fargo was unwilling to raise its bid any further at that time.

  On October 30, 1995, the First Interstate Board met to review the discussions that had been held with Wells Fargo and the three other potential strategic partners. Mr. Siart reported that FBS had indicated that it would consider increasing its exchange ratio from the range of 2.3 to 2.4 shares of FBS Common Stock for each share of First Interstate Common Stock, which it had previously suggested, to 2.5 shares of FBS Common Stock for each share of First Interstate Common Stock. First Interstate management and the First Interstate Financial Advisors also discussed their views as to the values which could be achieved if First Interstate were to remain independent, and the risks associated with this strategy. At the conclusion of this meeting, the First Interstate Board determined to continue to explore a merger with each of Wells Fargo and FBS, discussions with the other prospective strategic partners were deferred, and, due to the course of discussions with Wells Fargo and FBS, such discussions were not thereafter pursued.

  With respect to Wells Fargo, it was the sense of the First Interstate Board that Mr. Siart should determine if Wells Fargo would consider increasing the exchange ratio above 0.65. The First Interstate Board believed such an increase was warranted in order to justify the pursuit of further discussions with Wells Fargo concerning a potential merger due to the risks and uncertainties it believed were associated with such a transaction.

  Messrs. Siart and Hazen met again on October 31, 1995. At this meeting, Mr. Siart informed Mr. Hazen that the First Interstate Board had been fully informed of all of the matters discussed at their October 26 meeting and was considering carefully all of the advantages and disadvantages of a potential merger with Wells Fargo, as well as the advantages and disadvantages associated with the other strategic alternatives available to First Interstate. Discussions concerning potential cost savings, operating efficiencies and revenue losses also took place. Mr. Siart then stated that he believed an increase in the exchange ratio to 0.68 would be appropriate. Mr. Hazen replied that he believed that an exchange ratio of 0.65 was fair to the stockholders of First Interstate and Wells Fargo.

  On November 1, 1995, Messrs. Siart and Hazen talked again, this time by telephone, but made no further progress towards an agreement.

  On November 2, 1995, Mr. Siart met with John Grundhofer, the Chairman and Chief Executive Officer of FBS, and Richard Zona, the Chief Financial Officer of FBS. At this meeting, FBS increased the exchange ratio it was prepared (subject to the approval of the FBS Board) to offer to First Interstate's stockholders to 2.6 from the previous indication of 2.5 shares of FBS Common Stock for each share of First Interstate Common Stock, and First Interstate and FBS continued their discussions concerning a potential merger. A number of the significant business terms relating to a merger transaction were discussed. Mr. Siart reported these developments to the members of the First Interstate Board later that day. On November 3, 1995, the First Interstate Board met to consider the potential merger with FBS and the results of Mr. Siart's conversations with Mr. Hazen. This meeting included an executive session of all of First Interstate's outside directors (other than Edward Carson, the former Chairman and Chief Executive Officer of First Interstate), who discussed the matters under consideration with their special outside counsel. During this period, negotiations between the legal and financial advisors of First Interstate and FBS began concerning the terms of definitive transaction agreements.

  On November 5, 1995, the First Interstate Board met again to consider both the potential merger with FBS and Wells Fargo's merger proposal. At this meeting, the management of First Interstate, as well as First Interstate's legal and financial advisors, made presentations regarding their due diligence findings concerning FBS, the strategic alternatives other than the potential FBS merger available to First Interstate (including a merger with Wells Fargo assuming for purposes of such presentations that Wells Fargo would increase its proposed exchange ratio to 0.65), the terms of the definitive agreements negotiated between First Interstate and FBS, the fairness opinions of each of Goldman Sachs and Morgan Stanley concerning the exchange ratio for the potential merger, and the judgments of both of the First Interstate Financial Advisors expressed orally in discussions with the First Interstate Board that the financial terms of the Reciprocal Stock Option Agreements and the Reciprocal Fee Letters (each as defined herein) were within the normal range and consistent with comparable transactions. Another executive session of all of First Interstate's outside directors (other than Mr. Carson) was also held, with the outside directors consulting with both their special counsel and the First Interstate Financial Advisors. Based upon its consideration of those presentations and other factors more fully described herein, the First Interstate Board approved and authorized the execution and delivery of, and First Interstate entered into, the Agreement and Plan of Merger, dated as of November 5, 1995 (the "FIB/FBS Merger Agreement"), by and among First Interstate, FBS and Eleven Acquisition Corp., a subsidiary of FBS ("FBS Sub"), pursuant to which FBS Sub and First Interstate would merge (the "FIB/FBS Merger") and each share of First Interstate Common Stock would be converted into the right to receive 2.6 shares of the common stock, par value $1.25 per share, of FBS (the "FBS Common Stock").

  The FIB/FBS Merger was publicly announced on November 6, 1995.

  In connection with the execution and delivery of the FIB/FBS Merger Agreement, FBS and First Interstate executed reciprocal fee letters providing for the payment of "break-up" fees in certain circumstances (the "Reciprocal Fee Letters") and reciprocal stock option agreements providing for the grant of options to purchase each other's common stock in certain circumstances (the "Reciprocal Stock Option Agreements"). Under its terms, the First Interstate Board was permitted to terminate the FIB/FBS Merger Agreement in a number of circumstances, including if there existed a Takeover Proposal (as defined therein) for First Interstate and the First Interstate Board reasonably determined in good faith that termination was necessary in the exercise of its fiduciary duties under applicable laws (the circumstance pursuant to which the FIB/FBS Merger Agreement was subsequently terminated on January 23, 1996).


  On November 13, 1995, Wells Fargo announced its intention to offer to exchange two-thirds of a share of Wells Fargo Common Stock for each share of First Interstate Common Stock (the "Exchange Offer"). In a publicly released letter setting forth such offer, Mr. Hazen again stated that Wells Fargo would be prepared to enter into a merger agreement with First Interstate providing for the same consideration as the Exchange Offer.

  Also on November 13, 1995 Wells Fargo announced that it had filed an action in Delaware Chancery Court to, among other things, enjoin the consummation of the FIB/FBS Merger (for a description of this action and actions brought by First Interstate and FBS against Wells Fargo in connection with the FIB/FBS Merger and the Exchange Offer, see "--Litigation"), and stated that it anticipated filing (a) preliminary proxy solicitation materials with the Commission for use in soliciting proxies from stockholders of First Interstate against approval of the FIB/FBS Merger and (b) preliminary consent solicitation materials with the Commission for use in soliciting written consents from stockholders of First Interstate to replace the current members of the First Interstate Board with nominees who would be committed to removing any obstacles to the merger of First Interstate with Wells Fargo. Also, on November 13, 1995, Wells Fargo filed applications and notices in draft form with the Federal Reserve Bank of San Francisco (the "FRB-SF") seeking approval of, among other things, the Merger. See "The Merger--Regulatory Approvals."



  On November 19, 1995, the First Interstate Board met to consider both the Exchange Offer and the FIB/FBS Merger. At this meeting, following an executive session of all of First Interstate's outside directors (other than Mr. Carson) with their special counsel, the management of First Interstate, as well as First Interstate's legal and financial advisors and the outside directors' special counsel, reviewed, among other things, the analyses which had been presented to the First Interstate Board at its November 5, 1995 meeting, with these analyses updated where appropriate to reflect the increase in Wells Fargo's indicated maximum exchange ratio from 0.65 to two-thirds of a share of Wells Fargo Common Stock for each share of First Interstate Common Stock. At its November 19 meeting, the First Interstate Board determined to recommend that First Interstate stockholders reject the Exchange Offer and not tender their shares of First Interstate Common Stock pursuant to the Exchange Offer.

  On November 20, 1995, the First Interstate Schedule 14D-9 was filed with the Commission stating, among other things, that the First Interstate Board was committed to completing the FIB/FBS Merger and recommending that First Interstate's stockholders not tender their shares of First Interstate Common Stock in the Exchange Offer.

  Subsequent to these announcements and events, each of First Interstate, FBS and Wells Fargo publicly expressed its respective views concerning the relative merits of the FIB/FBS Merger and the Exchange Offer. Various financial analysts who followed either the banking industry generally or one or more of the three companies also publicly expressed their opinions concerning the relative risks and rewards of the two transactions and the competing views on these matters being expressed by the three companies.

  On January 16, 1996, the First Interstate Board met to consider both the FIB/FBS Merger and the Exchange Offer. At this meeting, the management of First Interstate, as well as First Interstate's legal and financial advisors and the outside directors' special counsel, reviewed, among other things, information concerning the market values of the FBS Common Stock and the Wells Fargo Common Stock during the period subsequent to

November 20, 1995, contained in Wells Fargo's public filings concerning Wells Fargo's expectations for the combined company and its future operating strategies, and the views expressed by financial analysts and other market participants regarding the relative risks and rewards of the two competing transactions. The First Interstate Board also considered analyses by management and by First Interstate's proxy solicitation firm concerning the likelihood that the FIB/FBS Merger would be approved by the requisite vote of First Interstate's stockholders. Following the meeting of the First Interstate Board, Messrs. Siart and Grundhofer discussed the status of the FIB/FBS Merger.

  On January 19, 1996, the First Interstate Board met to consider again both the FIB/FBS Merger and the Exchange Offer. At this meeting, the management of First Interstate, as well as First Interstate's legal and financial advisors and the outside directors' special counsel, again reviewed the matters which had been discussed at the January 16, 1996 meeting of the First Interstate Board, as well as updates of the analyses which had been presented to the Board at its November 5, 1995 and November 19, 1995 meetings. Mr. Siart also reviewed the conversations he had held with Mr. Grundhofer earlier that week regarding the status of the FIB/FBS Merger. The First Interstate Board was also advised that on the previous day, the Commission had taken the position that if the FIB/FBS Merger were consummated and were to be accounted for as a pooling of interests, the combined entity would be required by the Commission (subject to certain limited exceptions) to suspend the stock repurchase program then being implemented by FBS for a period of two years following such consummation. They were also advised that it had been determined that up to a maximum of approximately 1.75 million shares of First Interstate Common Stock would have to be reissued prior to the consummation of the FIB/FBS Merger in order for the FIB/FBS Merger to qualify for pooling-of-interests accounting treatment. First Interstate management and the First Interstate Financial Advisors reviewed the potential impact of the suspension of repurchases and the reissuance of First Interstate Common Stock on the projected financial condition and results of operations of a combined FBS/First Interstate entity.

  After considering these matters, the First Interstate Board determined to exercise its right under the FIB/FBS Merger Agreement to authorize management and First Interstate's legal and financial advisors to provide Wells Fargo with nonpublic information concerning First Interstate and to participate in discussions and negotiations with Wells Fargo concerning the possibility of a merger of the two companies. Mr. Siart contacted Mr. Grundhofer to inform him of such determination in accordance with the FIB/FBS Merger Agreement and later that evening contacted Mr. Hazen to inform him of such determination.

  On January 20, 1996, Messrs. Siart and Hazen met and discussed a possible transaction. On January 21, 1996, Mr. Siart briefed the First Interstate Board on the status of his conversations with Mr. Grundhofer and Mr. Hazen, and the First Interstate Board authorized Mr. Siart to continue discussions with Wells Fargo regarding a possible merger at the mutually agreeable exchange ratio of two-thirds of a share of Wells Fargo Common Stock for each share of First Interstate Common Stock. Later that day, Mr. Siart called Mr. Hazen to advise him of the determination of the First Interstate Board, and discussions with the legal advisors of Wells Fargo and First Interstate began concerning the terms of definitive transaction agreements. On January 22, 1996, First Interstate publicly announced that such discussions had commenced. On January 22 and 23, 1996, such discussions continued, and in addition representatives of Wells Fargo and First Interstate and their respective financial advisors exchanged and discussed certain nonpublic information concerning the two companies.

  On January 23, 1996, the Wells Fargo Board met to consider the potential merger with First Interstate. At this meeting, the management of Wells Fargo, as well as Wells Fargo's legal and financial advisors, made presentations regarding their due diligence findings concerning First Interstate, the terms of the definitive agreements discussed by Wells Fargo and First Interstate and the settlement agreement among Wells Fargo, First Interstate, FBS and FBS Sub (the "Settlement Agreement"), and CS First Boston and Montgomery each rendered an oral opinion (subsequently confirmed in writing) to the Wells Fargo Board to the effect that, as of such date and based upon and subject to certain matters stated in such opinions, the Exchange Ratio was fair to Wells Fargo from a financial point of view. Based upon its consideration of those presentations and the presentations previously made at the meetings of the Wells Fargo Board at which the Original Proposal and the Exchange Offer were approved, as well as other factors more fully described below, the Wells Fargo Board unanimously approved and authorized the execution and delivery of the Merger Agreement, the Fee Agreements and the Settlement Agreement.


  On January 23, 1996, the First Interstate Board met to consider both the possible termination of the FIB/FBS Merger Agreement and the potential merger with Wells Fargo. At this meeting, the management of First Interstate, as well as First Interstate's legal and financial advisors, made presentations regarding their due diligence findings concerning Wells Fargo, the terms of the definitive agreements discussed by Wells Fargo and First Interstate and the Settlement Agreement and the fairness opinions of each of Goldman Sachs and Morgan Stanley with respect to the Exchange Ratio for the potential merger with Wells Fargo. Based upon its consideration of those presentations and other factors more fully described below, the First Interstate Board unanimously approved and authorized (with one director absent) the execution and delivery of the Merger Agreement, the Fee Agreements and the Settlement Agreement.

  The Settlement Agreement was entered into on January 23, 1996 in connection with the execution of the Merger Agreement and the termination of the FIB/FBS Merger Agreement. Pursuant to the Settlement Agreement: (i) the FIB/FBS Merger Agreement, and the reciprocal stock option agreement and the reciprocal fee letter in favor of First Interstate, were terminated; (ii) the parties executed releases with respect to all litigation brought against each other in connection with the FIB/FBS Merger Agreement and the Exchange Offer and agreed to promptly dismiss with prejudice all claims brought in connection with such litigation; (iii) in satisfaction of its obligations under the reciprocal stock option agreement and reciprocal fee letter in favor of FBS, First Interstate agreed to pay FBS $125,000,000 upon execution of the Settlement Agreement and $75,000,000 upon consummation of the Merger (such reciprocal option agreement was terminated upon the payment of the $125,000,000 and such reciprocal fee letter will terminate upon the payment of the $75,000,000); (iv) each party agreed to withdraw any protest or opposition which it had filed against any other party's applications relating to an acquisition of First Interstate to the Federal Reserve Board or any other bank regulatory agency, and FBS agreed to withdraw each such application filed by it and to withdraw, or amend to be inapplicable to any merger or acquisition of First Interstate, its Registration Statement on Form S-4 filed with the Commission on November 21, 1995, as amended on December 29, 1995.

  The execution of the Merger Agreement, the Fee Agreements and the Settlement Agreement, as well as termination of the FIB/FBS Merger Agreement, were publicly announced on January 24, 1996.

REASONS OF WELLS FARGO FOR THE MERGER; RECOMMENDATION OF THE WELLS FARGO BOARD OF DIRECTORS

  The Wells Fargo Board has concluded that the Merger is in the best interests of Wells Fargo and its stockholders and recommends that stockholders vote FOR the Wells Fargo Proposal. The Wells Fargo Board believes that the proposed Merger will create a strong retail bank franchise with the financial and managerial resources to compete effectively in the rapidly changing and consolidating marketplace for banking and financial services. The Wells Fargo Board further believes that the combined Wells Fargo/First Interstate entity will have even greater financial strength, flexibility, breadth of services, operational efficiencies, profitability and potential for growth than Wells Fargo would have on its own.

  With the proposed combination with First Interstate, Wells Fargo will solidify its position in California with deposits of approximately $58 billion. Additionally, through the presence of First Interstate in other western states, the new company will rank number one, two, or three in terms of deposits in four states (California, Oregon, Arizona and Nevada). The population of California (approximately 31 million), coupled with the population of First Interstate's territory outside California (approximately 43 million), represent 28% of the country's population and the states represented are some of the fastest growing in the country. The combination of Wells Fargo and First Interstate would benefit not only from the current economic turnaround of California but also from the above average growth of the other western states in which the combined entity would be doing business.

  In addition, the Wells Fargo Board has concluded that the Merger presents significant opportunities for net cost savings and operating efficiencies because of, among other things, the high degree of geographic and operational overlap between the two companies.

  Assuming that all cost savings measures and operating efficiencies are implemented (which are expected to require an 18-month phase-in period following the consummation of the Merger), Wells Fargo believes that the annual cost to Wells Fargo to operate First Interstate as part of a combined entity would be approximately $1.2 billion. Wells Fargo based that figure on a business line analysis of First Interstate. The unit heads of Wells Fargo's business lines (in each case an executive vice president) requested that members of their staffs look at the corresponding business lines at First Interstate in order to estimate at what cost such business lines could be operated as a part of Wells Fargo, while keeping the First Interstate attributable revenues constant (the circumstances where maintaining constant revenue was not optimal gave rise to Wells Fargo's provision for the $100 million in potential revenue reductions that are described below). Wells Fargo's management also used its general knowledge of the marketplace in which Wells Fargo and First Interstate compete. With respect to each cost, Wells Fargo not only looked at First Interstate's direct costs, but also estimated the expense of any incremental indirect costs, such as changes in shared resources and facilities to be required by business line. Wells Fargo has reviewed its analysis in light of information on First Interstate's expenses provided by First Interstate, and following such review continues to believe its analysis is reasonable. The table below presents Wells Fargo management's estimate of the cost to operate First Interstate as part of a combined entity, with detail by category of expense.

                                                                       COST
                                                                   (IN MILLIONS)
                                                                   -------------
        Staff/Executive...........................................       $13
        Data Processing...........................................       104
        Operations................................................       316
        Occupancy/Furniture & Equipment...........................       224
        Business Lines
          Retail..................................................       394
          Payment Systems.........................................        26
          Commercial Lending......................................        76
          Trust and Investment Management.........................        50
                                                                      ------
          Total...................................................    $1,203
                                                                      ======

  Based on Wells Fargo's estimates, the difference between the assumed $2.02 billion annual adjusted noninterest expense of First Interstate on a stand-alone basis (i.e., $2,216 million in annualized non-interest expense of First Interstate for the quarter ended June 30, 1995, adjusted to exclude $17 million in annualized restructuring charges and $60 million in annualized amortization of intangibles for such quarter and to reflect (i) a $90 million reduction in FDIC expense expected in 1996 and (ii) a $28 million reduction in other expenses expected in 1996 as a result of First Interstate's recently announced mortgage alliance) and the expected $1.2 billion cost to operate First Interstate as part of a combined entity represents approximately $800 million in annual cost savings. Wells Fargo's management anticipates that this level of cost savings would be achievable within 18 months of the consummation of the Merger. There can, however, be no assurance that any specific level of cost savings will be achieved or that such cost savings will be achieved within the time period contemplated.

  The anticipated cost savings are expected to result from (i) the significant overlap which exists between Wells Fargo's operations and those of First Interstate in California, (ii) the proximity of Wells Fargo's operations in California and those of First Interstate in neighboring states, (iii) the greater level of efficiency with which Wells Fargo runs its franchise when compared to First Interstate (for the quarter ended December 31, 1995, First Interstate's efficiency ratio--calculated as non-interest expense, excluding restructuring and merger expenses, divided by the sum of net interest income (tax-equivalent basis) and non-interest income--was 57.7% while Wells Fargo's efficiency ratio was 51.1%), and (iv) economies of scale.

  The following list consists of principal areas in which Wells Fargo believes material cost savings can be achieved, along with an approximation of the percentage of the aggregate cost savings which are estimated to be attributable to each area (such percentages are based on Wells Fargo's estimates of cost to operate and First Interstate's annualized adjusted non-interest expense for the quarter ended June 30, 1995, which Wells Fargo continues to believe to be reasonable after review of information provided by First Interstate): (a) Staff/Executive (approximately 16% of cost savings):
Elimination of redundant executive management and central staff net of increases in such areas as audit and loan examination; (b) Data Processing and Operations (approximately 23% of cost savings): Consolidation of data centers and telecommunications network; (c) Occupancy/Furniture & Equipment (approximately 17% of cost savings): Reductions of occupancy, furniture, and equipment by closing branches and reducing non-branch administrative space consistent with reductions in lines of business; (d) Retail (approximately 29% of cost savings): Closing of 85% of First Interstate's California branches and elimination of redundant product management, regional branch management and staff (substantial branch closures are possible due to the expansion in California of Wells Fargo's supermarket branches and banking centers; at the end of 1994, Wells Fargo had approximately 600 retail locations in California; this increased to approximately 1,000 at the end of 1995 and is expected to grow to 1,100 by the end of 1996; Wells Fargo has opened supermarket branches and banking centers while at the same time closing traditional bank branches and enhancing telephone and on-line banking services); (e) Payment Systems (approximately 3% of cost savings): Consolidation of credit card management and staff into Wells Fargo Bank (Arizona), N.A. and consolidation of cash management business into that of Wells Fargo; (f) Commercial Lending (approximately 9% of cost savings): Consolidation of all of First Interstate's commercial banking offices in California into Wells Fargo's regional commercial banking centers, retention of only the out-of-state offices in large markets and elimination of redundant management; and (g) Trust and Investment Management (approximately 3% of cost savings): Consolidation of First Interstate's trust/private banking offices within California and all of First Interstate's mutual funds into Wells Fargo's mutual funds, together with elimination of redundant trust and investment management functions.

  Parties to bank mergers often assert that revenue losses from consolidation of operations will be offset by "synergies" and thus project no revenue losses. However, Wells Fargo's management has estimated a potential revenue loss of $100 million as a result of combining the two companies. The estimated $100 million in potential revenue loss is expected to occur principally in commercial lending, retail and trust. Revenue decreases in these areas are expected to result, respectively, from (i) anticipated loan run-offs; (ii) deposit attrition; and (iii) account attrition. Management from each of Wells Fargo's business units estimated potential revenue losses as a part of the same process by which the cost to operate First Interstate described above was estimated. Potential revenue losses were estimated based on expected results one year after consummation of the Merger.



  In the course of its deliberations considering the proposed Merger, the Wells Fargo Board reviewed and considered a number of relevant factors with management and Wells Fargo's legal counsel and Financial Advisors. In particular, the Wells Fargo Board considered, among other things, the following factors:

    (i) Information concerning Wells Fargo's and First Interstate's respective business operations, financial performance and condition, capital levels, results of operations and properties;

    (ii) Information relating to (1) the possibility of achieving the cost savings and operating efficiencies discussed in detail above as a result of the consummation of the Merger, (2) the accounting treatment of the Merger (i.e., purchase accounting vs. pooling-of-interests accounting), (3) the continuation of the current Wells Fargo stock repurchase program following consummation of the Merger using available cash earnings after dividends,
  (4) how financial analysts would view the earnings to be generated by the Merger, (5) current industry, economic and market conditions and trends, including the likelihood of continuing consolidation and increasing competition in the banking and financial services industries (and the corresponding decrease in the number of suitable merger partners for either Wells Fargo or First Interstate), the growing importance of financial resources, market position and economies of scale to a banking institution's ability to compete successfully in this changing environment, and the increasing costs of technology, (6) the terms of the proposed Merger compared with recent acquisitions in the banking industry

  (including price to book value, price to market value and premium over market), (7) the ranking of the combined company among its peers in terms of various significant measurements (including, among others, total assets, return on average assets, return on equity, efficiency ratio, intangible assets to total assets, intangible assets to total equity, amortization expense to earnings, loan loss reserves to total loans, and nonperforming asset ratio), (8) an overview of First Interstate's financial condition and its market position in the various states in which it operates, (9) market reactions to the Exchange Offer and potential market reactions to the proposed Merger, (10) a comparison of reported and cash earnings accretion/dilution to a pre-Merger base case based upon analysts' stand-alone earnings estimates for Wells Fargo and First Interstate and normalized loan loss provisions, assuming the Merger will be accounted for as a purchase, and taking into account management's net cost savings estimates and continued share repurchases using cash earnings (after payment of dividends) for such repurchases and (11) implied per share values of Wells Fargo, First Interstate and the combined company;

    (iii) The financial presentations of the Wells Fargo Financial Advisors on October 17, 1995 and the oral opinions of such Wells Fargo Financial Advisors delivered to the Wells Fargo Board on such date to the effect that, as of such date and based upon and subject to certain matters stated in such opinions, the then proposed exchange ratio of 0.625 was fair to Wells Fargo from a financial point of view, and the oral opinions of the Wells Fargo Financial Advisors delivered to the Wells Fargo Board on November 9, 1995 to the effect that, as of such date and based upon and subject to certain matters, the Exchange Ratio (i.e., two-thirds) was fair to Wells Fargo from a financial point of view. The Wells Fargo Financial Advisors have confirmed the latter opinions by delivery of written opinions dated January 23, 1996 (see "--Opinion of CS First Boston" and "-- Opinion of Montgomery"); and

    (iv) With the assistance of Wells Fargo's legal counsel, the regulatory review process relating to the Merger and the likelihood of obtaining required regulatory approvals.

  The foregoing discussion of the information and factors considered by the Wells Fargo Board is not intended to be exhaustive but is believed to include all material factors considered by the Wells Fargo Board. In view of the variety of factors considered in connection with its evaluation of the proposed Merger, the Wells Fargo Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Wells Fargo Board may have given different weights to different factors.

  THE WELLS FARGO BOARD OF DIRECTORS HAS CONCLUDED THAT THE MERGER IS IN THE BEST INTERESTS OF WELLS FARGO AND ITS STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE FOR THE WELLS FARGO PROPOSAL.

REASONS OF FIRST INTERSTATE FOR THE MERGER; RECOMMENDATION OF THE FIRST INTERSTATE BOARD OF DIRECTORS


  The First Interstate Board of Directors has concluded that the Merger is in the best interests of First Interstate and its stockholders and recommends that you vote for the First Interstate proposal. In reaching its determination to approve and adopt the Merger Agreement and in determining to terminate the FIB/FBS Merger Agreement, the First Interstate Board considered the following factors, which, together, constitute all of the material factors considered by the First Interstate Board:

    (i) the equivalent per share prices of the common stock to be received by First Interstate stockholders pursuant to the Merger and the FIB/FBS Merger. The First Interstate Board noted that while on November 14, 1995, the indicated value of the per share price of the shares to be received in the Exchange Offer was only $1.65 higher than the shares to be received in the FIB/FBS Merger, thereafter, the disparity between such indicated value of the per share prices had increased to as much as $19.35. This increase had occurred after each of First Interstate, Wells Fargo and FBS, as well as various financial analysts who followed either the banking industry generally or one or more of the three companies, had widely disseminated their respective views concerning the relative merits of each transaction and the market had had time to evaluate such information. In addition, while the size of the disparity fluctuated, the overall trend was for it to increase, and the mean disparity during the period from November 14, 1995 to January 19, 1996 was $11.49;


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


    (ii) the fact that following the announcement of the Exchange Offer and the dissemination of the information described in paragraph (i) above, the market value of the Wells Fargo Common Stock had increased and the market price of the FBS Common Stock had declined;

    (iii) the First Interstate Board's belief that it was highly unlikely that the FIB/FBS Merger would be approved by the requisite vote of First Interstate stockholders;

    (iv) the fact that FBS had advised First Interstate that it did not anticipate increasing its proposed exchange ratio;

    (v) the First Interstate Board's belief that it was highly likely that First Interstate's stockholders would support Wells Fargo's efforts to consummate a non-negotiated acquisition of First Interstate and that it was preferable, and would better serve the interests of First Interstate's stockholders, for the acquisition to be effected on the basis of negotiated agreements;

    (vi) on January 18, 1996, the staff of the Commission had taken the position that if the FIB/FBS Merger were consummated and were to be accounted for as a pooling-of-interests (which accounting treatment was a condition to consummation of the FIB/FBS Merger), the combined company would be required by the Commission (subject to certain limited exceptions) to suspend the repurchase program then being implemented by FBS for a period of two years following such consummation. Such suspension could adversely affect the results of operations of the combined company, particularly relative to the per share results of operations of the combined company previously projected, and accordingly could negatively impact the future market value of its common stock;

    (vii) the First Interstate Board's familiarity with and review of First Interstate's business, operations, financial condition and earnings on both an historical and a prospective basis. Among other things, the First Interstate Board reviewed the Wall Street consensus earnings estimates (see "--Opinions of First Interstate Financial Advisors--Presentations by First Interstate Financial Advisors--Summary Comparison of Potential Merger Alternatives" below) for 1996 which are $10.99 and are consistent with First Interstate management's earnings outlook for 1996, and reviewed earnings estimates of First Interstate's management for 1997 and 1998 of $12.53 and $14.31, respectively;

    (viii) the First Interstate Board's review, based in part on presentations by the First Interstate Financial Advisors and First Interstate management, of (a) the strategy, business, operations, earnings and financial condition of Wells Fargo on both a historical and a prospective basis and (b) the historical market price of Wells Fargo Common Stock. The First Interstate Board noted that subsequent to the Board's rejection of the Exchange Offer, Wells Fargo had announced 1995 results of operations which exceeded the 1995 earnings per share consensus estimates previously published for Wells Fargo and that the 1996, 1997 and 1998 earnings per share consensus estimates for Wells Fargo had also all increased. In addition, the First Interstate Board noted that the marketplace had as a general matter enthusiastically endorsed the proposed operating strategies for the combined company that Wells Fargo had described in public statements and filings, including those relating to a series of analyst presentations held in December of 1995. The First Interstate Board recognized that these strategies were very different from those of First Interstate, and that a merger with Wells Fargo would create a company with significantly different characteristics than both First Interstate currently and a combined First Interstate/FBS. While the First Interstate Board believed that Wells Fargo's strategies were not without risk, it also believed that both Wells Fargo and its senior management team were highly regarded and that stockholder value at the combined company could be enhanced significantly if Wells Fargo's proposed future operating strategies were implemented successfully;

    (ix) the First Interstate Board's review, based in part on presentations by the First Interstate Financial Advisors and First Interstate management, of (a) the strategy, business, operations, earnings and financial condition of FBS on both an historical and a prospective basis and (b) the historical market price of the FBS Common Stock. Among other things, the First Interstate Board reviewed the prospective 1996, 1997 and 1998 earnings per share estimates of $4.60, $5.15 and $5.75, respectively, for FBS, as provided by FBS management, which, in the case of 1996 and 1997 estimates, were consistent with Wall Street consensus estimates (there being no consensus estimates available for 1998). The Board also noted that although such consensus estimates for 1996 and 1997 had increased since its November 19, 1995 meeting, such estimates could be revised downward if FBS merged with First Interstate as a result of the matters described in paragraph (vi) above;

    (x) the First Interstate Board's assessment, with the assistance of counsel, concerning the relative likelihood that each of Wells Fargo and FBS would obtain all required regulatory approvals for a transaction with First Interstate. In this regard, the First Interstate Board determined that it was likely that each of Wells Fargo and FBS would ultimately receive all such approvals. In addition, the First Interstate Board determined that subsequent to November 19, 1995, Wells Fargo had taken appropriate steps that, when combined with an increase in the time previously expected for FBS to consummate the FIB/FBS Merger, made it likely that Wells Fargo could obtain all such approvals within a time frame substantially similar to that anticipated for the FIB/FBS Merger. The First Interstate Board also noted certain provisions of the proposed Merger Agreement and the First Interstate Fee Agreement which it believed protected the interests of First Interstate's stockholders in the event that a condition or requirement (including a requirement of divestitures) imposed by an appropriate governmental entity granting the regulatory approvals required for the Merger would, in the reasonable good faith determination of the First Interstate Board, so materially adversely impact the economic or business benefits of the transactions contemplated by the Merger Agreement to First Interstate and its stockholders as to render inadvisable the consummation of the Merger;

    (xi) the financial presentations of the First Interstate Financial Advisors (including the assumptions and methodologies underlying their analyses and presentations of pro forma financial information with respect to both the Merger and a merger of First Interstate and FBS) and (a) the January 23, 1996 opinion of Goldman Sachs that as of the date of such opinion the Exchange Ratio is fair to the stockholders of First Interstate and (b) the January 23, 1996 opinion of Morgan Stanley that, as of the date of such opinion, the Exchange Ratio, was fair from a financial point of view to the shareholders of First Interstate. See "--Opinions of First Interstate Financial Advisors." Copies of such opinions, setting forth the assumptions made, matters considered and review undertaken, are attached hereto as Appendices G and H, respectively. The full text of each such opinion is incorporated herein by reference and the foregoing descriptions thereof are qualified in their entirety by such reference. First Interstate stockholders are urged to read these opinions carefully in their entirety;

    (xii) the current and prospective economic, regulatory and competitive environment facing financial institutions, including First Interstate, Wells Fargo and FBS. Noted, in particular, were some of the factors that the First Interstate Board believed were characteristic of the unprecedented consolidation currently underway in the banking industry. These include the drive for greater efficiency and resulting lower cost operations, the ability to take advantage of synergies offered by consolidation to better meet regulatory burdens, and the potential for increased revenue growth based on broader product mix, greater distribution network and increased resources for product design and development. In the view of the First Interstate Board, these factors also militate against remaining independent and substantially support the conclusions that greater geographic and product diversification will result in an entity better equipped to compete in a rapidly consolidating financial service industry; and

    (xiii) the following additional factors which contributed to the First Interstate Board's conclusion that the Merger is in the best interests of First Interstate and its stockholders:

      (A) The First Interstate Board recognized that the combination of Wells Fargo and First Interstate would be likely to possess the financial resources necessary to compete more effectively in the rapidly changing marketplace for banking and financial services;

      (B) the expectation that the Merger will generally be a tax-free transaction to First Interstate and its stockholders; and

      (C) the terms of the Merger Agreement and the Fee Agreements, which were generally reciprocal in nature, and certain other information regarding the Merger, including the terms and structure of the Merger and the proposed arrangements with respect to the board and dual headquarters of the combined institution.

  The foregoing discussion of the information and factors considered by the First Interstate Board is not intended to be exhaustive but includes all material factors considered by the First Interstate Board. In reaching its determination to approve and recommend the Merger and to terminate the FIB/FBS Merger Agreement, the First Interstate Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. However, the First Interstate Board took particular note of the matters described in paragraphs (i)-(vi) in reaching their determinations. Throughout its deliberations, the First Interstate Board received the advice of the First Interstate Financial Advisors and representatives of Skadden, Arps, Slate, Meagher & Flom, the firm retained to serve as special counsel to First Interstate, and Irell & Manella, the firm retained by the outside directors of First Interstate to serve as their special counsel.

  THE FIRST INTERSTATE BOARD OF DIRECTORS HAS CONCLUDED THAT THE MERGER IS IN THE BEST INTERESTS OF FIRST INTERSTATE AND ITS STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE FOR THE FIRST INTERSTATE PROPOSAL.

OPINIONS OF WELLS FARGO FINANCIAL ADVISORS

 Opinion of CS First Boston

  CS First Boston has acted as financial advisor to Wells Fargo in connection with the Merger. CS First Boston was selected by Wells Fargo based on CS First Boston's experience, expertise and familiarity with Wells Fargo and its business. CS First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

  In connection with CS First Boston's engagement, Wells Fargo requested that CS First Boston evaluate the fairness, from a financial point of view, to Wells Fargo of the consideration to be paid by Wells Fargo in connection with the proposed Merger. At a meeting of the Wells Fargo Board held on October 17, 1995, CS First Boston made a presentation to the Wells Fargo Board in which CS First Boston analyzed an exchange ratio of up to 0.666 and rendered to the Wells Fargo Board an oral opinion to the effect that, as of such date and based upon and subject to certain matters, the then proposed exchange ratio of
0.625 was fair to Wells Fargo from a financial point of view. At a meeting of the Wells Fargo Board held on November 9, 1995 at which the Wells Fargo Board approved the Exchange Offer (at an exchange ratio of two-thirds), CS First Boston rendered to the Wells Fargo Board an oral opinion to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Exchange Ratio was fair to Wells Fargo from a financial point of view. CS First Boston confirmed the latter opinion by delivery of a written opinion dated January 23, 1996, the date on which the Wells Fargo Board unanimously approved and authorized the execution and delivery of the Merger Agreement, and the Merger Agreement was subsequently executed by Wells Fargo and First Interstate. In connection with its opinions of November 9, 1995 and January 23, 1996, CS First Boston updated certain of its analyses, as necessary, and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith.

  In arriving at its opinion dated January 23, 1996, CS First Boston reviewed the Merger Agreement and certain related documents and certain publicly available business and financial information relating to Wells Fargo and First Interstate. CS First Boston also reviewed certain other information, including financial forecasts, provided to CS First Boston by Wells Fargo and First Interstate and met with the respective managements of Wells Fargo and First Interstate to discuss the businesses and prospects of Wells Fargo and First Interstate. CS First Boston also considered certain financial and stock market data of Wells Fargo and First Interstate and compared that data with similar data for other publicly held companies in businesses similar to those of Wells Fargo and First Interstate and considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. CS First Boston also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that CS First Boston deemed relevant.

  In connection with its review, CS First Boston did not assume any responsibility for independent verification of any of the information provided to or otherwise reviewed by CS First Boston and relied upon its being complete and accurate in all material respects. With respect to the financial forecasts reviewed, CS First Boston assumed that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Wells Fargo and First Interstate as to the future financial performance of Wells Fargo and First Interstate and the cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the Merger. CS First Boston also assumed, with the consent of the Wells Fargo Board, that off-balance sheet activities of Wells Fargo and First Interstate, including derivatives and other similar financial instruments, will not materially and adversely affect the future financial position and results of operations of Wells Fargo or First Interstate. CS First Boston did not review individual credit files or make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Wells Fargo or First Interstate, nor was CS First Boston furnished with any such evaluations or appraisals, including loan or lease portfolios or the allowances for losses with respect thereto, and assumed, with the consent of the Wells Fargo Board, that such allowances for Wells Fargo and First Interstate are in the aggregate adequate to cover such losses. CS First Boston also assumed, with the consent of the Wells Fargo Board, that in the course of obtaining the necessary regulatory and third party consents for the Merger, no restriction will be imposed that will have a material adverse effect on the contemplated benefits of the Merger or the transactions contemplated thereby. CS First Boston's opinion was necessarily based on information available to it and financial, stock market and other conditions as they existed and could be evaluated on the date of its opinion. CS First Boston expressed no opinion as to what the value of the Wells Fargo Common Stock actually would be when issued to First Interstate's stockholders pursuant to the Merger or the prices at which such Wells Fargo Common Stock would trade subsequent to the Merger. Although CS First Boston evaluated the Exchange Ratio from a financial point of view, CS First Boston was not requested to, and did not, recommend the specific consideration payable in the proposed Merger. No other limitations were imposed by Wells Fargo on CS First Boston with respect to the investigations made or procedures followed by CS First Boston in rendering its opinion.

  THE FULL TEXT OF CS FIRST BOSTON'S WRITTEN OPINION TO THE WELLS FARGO BOARD DATED JANUARY 23, 1996, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX E TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF WELLS FARGO COMMON STOCK ARE URGED TO READ THIS OPINION CAREFULLY IN ITS ENTIRETY. CS FIRST BOSTON'S OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW TO WELLS FARGO, DOES NOT ADDRESS ANY OTHER ASPECT OF THE PROPOSED MERGER OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE WELLS FARGO SPECIAL MEETING. THE SUMMARY OF THE OPINION OF CS FIRST BOSTON SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

  In preparing its opinion to the Wells Fargo Board, CS First Boston performed a variety of financial and comparative analyses, including those described below performed by CS First Boston in connection with its presentation to the Wells Fargo Board on October 17, 1995. The summary of CS First Boston's analyses set forth below does not purport to be a complete description of the analyses underlying CS First Boston's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. In arriving at its opinion, CS First Boston made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, CS First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, CS First Boston made numerous assumptions with respect to Wells Fargo, First Interstate, industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Wells Fargo and First Interstate. No company, transaction or business used in such analyses as a comparison is identical to Wells Fargo, First Interstate or the Merger, nor is an evaluation of the results of such analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, because such estimates are inherently subject to substantial uncertainty, none of Wells Fargo, First Interstate, CS First Boston or any other person assumes responsibility for their accuracy. As described above, CS First Boston's opinion and financial analyses were only one of many factors considered by the Wells Fargo Board in its evaluation of the Merger and should not be viewed as determinative of the views of Wells Fargo's Board or management with respect to the Exchange Ratio or the proposed Merger.

  The following is a summary of the material analyses performed by CS First Boston in connection with its opinion and financial presentation made to the Wells Fargo Board on October 17, 1995:

  Introduction. CS First Boston calculated the price per share, price to market, price to estimated September 30, 1995 book value and tangible book value, and price to estimated fiscal 1995 and 1996 earnings per share ("EPS") for First Interstate implied by the Exchange Ratio. Using closing stock prices for Wells Fargo Common Stock and First Interstate Common Stock on October 13, 1995, the proposed Exchange Ratio implied a price per share for First Interstate Common Stock of $138.36, a premium to market of 31%, a price to estimated book value and tangible book value of 2.9x and 3.7x, respectively, and a price to estimated fiscal 1995 and 1996 EPS of 12.6x and 12.3x, respectively. EPS estimates for First Interstate were based on consensus estimates, as of October 13, 1995, published by First Call, a data service which monitors and publishes a compilation of earnings estimates produced by selected research analysts on companies of interest to investors.

  Comparable Companies Analysis. CS First Boston compared selected financial and stock market data for First Interstate to corresponding data of the following super-regional bank holding companies: Banc One Corporation, BankAmerica Corporation, Barnett Banks, Inc., Boatmen's Bancshares, Inc., CoreStates Financial Corp., First Security Corporation, First Union Corporation, Fleet Financial Group, Inc., KeyCorp, Mellon Bank Corporation, NationsBank Corporation, Norwest Corporation and U.S. Bancorp (collectively, the "Comparable Companies"). The Comparable Companies were selected based on a combination of factors such as size, relative performance, operating philosophy, geographic location and/or types of business conducted generally. This analysis indicated, among other things, that (i) the average price to estimated fiscal 1995 and 1996 EPS for the Comparable Companies was 11.0x and 9.8x, respectively, implying a market price per share of First Interstate Common Stock of $120.56 and $110.35, respectively, and (ii) the average price to tangible book value for the Comparable Companies was 2.6x, implying a market price per share of First Interstate Common Stock of $98.57 based on an estimated tangible book value per share of First Interstate Common Stock at September 30, 1995 of $37.91. The closing price per share of First Interstate Common Stock on October 13, 1995 was $105.75. CS First Boston also noted that First Interstate's return on average equity for the first six months of 1995 was 23.6% as compared to the return on average equity for the Comparable Companies of 16.9%. EPS estimates for such analysis were based on First Call consensus estimates as of October 13, 1995.

  Discounted Cash Flow Analysis. CS First Boston estimated the present value of the future streams of distributable after-tax cash flows that First Interstate could produce on a stand-alone basis through fiscal year 2000. CS First Boston assumed that First Interstate would perform substantially in accordance with the earnings forecasts of selected investment banking firms which publicly provided detailed financial forecasts for First Interstate for fiscal years 1995 through 1997, after giving effect to, among other things, share repurchase estimates of such investment banking firms. This analysis yielded EPS estimates for First Interstate in fiscal years 1996 and 1997 of approximately $10.85 and $11.99, respectively. Based on various assumptions as to the operational and financial performance of First Interstate in fiscal years 1998 through 2000, CS First Boston utilized EPS estimates for First Interstate for fiscal years 1998, 1999 and 2000 of approximately $13.02, $14.06 and $15.16, respectively, which resulted in a compounded annual growth rate in First Interstate's EPS of approximately 8%. CS First Boston further assumed that First Interstate would distribute approximately 40% of its earnings to stockholders. In estimating the terminal values of First Interstate Common Stock, CS First Boston considered a range of valuation methodologies, including price to earnings ratios, perpetual earnings growth and price to book multiples. Based upon First Interstate's financial and other characteristics, CS First Boston estimated the terminal values for First Interstate Common Stock using 9.0x to 11.0x net earnings multiples in the terminal year. The distributable net income streams and terminal values were then discounted to present values using discount rates of between 12% and 16%. This discounted cash flow analysis indicated an equity reference range of $81.62 to $113.07 per fully diluted share of First Interstate Common Stock.

  In addition to performing the above described discounted cash flow analysis on First Interstate's cash dividend earnings stream, CS First Boston estimated the present value of the future streams of after-tax cash flows generated by the net cost savings which Wells Fargo's management estimated could be generated as a result of the Merger. In performing this analysis, CS First Boston utilized the $700 million of net pretax cost savings per year which Wells Fargo's management estimated could be generated within 18 months of closing the Merger, a 12% discount rate and a 3% perpetual dividend growth rate. CS First Boston assumed, for purposes of such analysis, that 100% of the after-tax earnings stream created as a result of the cost savings could be distributed and further assumed that an upfront restructuring charge of $700 million would be required in order to realize such cost savings. After deducting the restructuring charge, this analysis yielded a present equity value for First Interstate of approximately $3.9 billion or $51.49 per fully diluted share of First Interstate Common Stock.

  Comparable Transactions Analysis. CS First Boston reviewed and analyzed certain financial, operating and stock market information relating to the following selected merger transactions in excess of $1 billion announced in 1995 involving companies with large commercial banking operations: National Australia Bank Limited/Michigan National Corporation, Fleet Financial Group/Shawmut National Corporation, US Bancorp/West One Bancorp, First Union Corporation/First Fidelity Bancorporation, PNC Bank Corp/Midlantic Corporation, First Bank System, Inc./FirsTier Financial, Inc., Boatmen's Bancshares, Inc./Fourth Financial Corporation, National City Corporation/Integra Financial Corp, NationsBank Corporation/Bank South Corporation, UJB Financial Corp/Summit Bancorporation, CoreStates Financial Corp/Meridian Bancorp, Inc. (collectively, the "Comparable Transactions"). This analysis indicated that the consideration received in the Comparable Transactions represented (i) a percentage above market value ranging from approximately (3%) to 46% based upon closing stock prices one day prior to public announcement of the transaction and (ii) multiples of estimated fiscal 1995 and 1996 EPS of between 11.1x to 18.8x (with an average multiple of 14.1x) and 10.3x to 16.2x (with an average multiple of 12.6x), respectively. In addition, CS First Boston reviewed, among other things, the multiples paid by purchasers to the target companies' (i) forward EPS estimates, adjusted by the after-tax impact per share of the target companies' common stock, of the net cost savings estimates made public by the two merging parties at the time of announcement, and (ii) tangible book value per share. This analysis indicated acquisition multiples to adjusted estimated fiscal 1995 and 1996 EPS ranging from 6.4x to 13.7x (with an average multiple of 9.8x) and 6.2x to 12.2x (with an average multiple of 8.9x) respectively, and acquisition multiples to tangible book value per share ranging from 1.8x to 2.8x (with an average multiple of 2.3x). Based upon shares of First Interstate Common Stock outstanding on June 30, 1995 and closing stock prices of Wells Fargo Common Stock and First Interstate Common Stock on October 13, 1995, the Exchange Ratio represented (i) a percentage above the market value of First Interstate Common Stock of approximately 31%, (ii) a multiple of First Interstate's estimated fiscal 1995 and 1996 EPS of 12.6x and 12.3x, respectively, (iii) a multiple of First Interstate's estimated fiscal 1995 and 1996 EPS, adjusted for Wells Fargo management's estimated net pretax cost savings of $700 million per annum, of 8.6x and 8.5x, respectively, and (iv) a multiple of First Interstate's estimated tangible book value per share as of September 30, 1995 of 3.7x. CS First Boston noted that First Interstate's return on average equity for the first six months of 1995 was 23.6% as compared to the return on average equity for the target companies in the Comparable Transactions of 14.7%, and that First Interstate's tangible leverage ratio as of June 30, 1995 was 5.7% as compared to the average tangible leverage ratio of the target companies in the Comparable Transactions of 7.8%. In addition, CS First Boston compared the net pretax cost savings projected by Wells Fargo's management to result from the Merger with those projected in the

Comparable Transactions (excluding National Australia Bank Limited/Michigan National Corporation). The cost savings estimates in such Comparable Transactions ranged from 19% to 60% of the target companies' operating expense base, while Wells Fargo management's net pretax projected costs savings of $700 million represent 32% of First Interstate's second quarter annualized operating expense base. EPS estimates for such analysis were based upon First Call estimates as of October 13, 1995.

  Contribution Analysis. CS First Boston analyzed the contribution of each of Wells Fargo and First Interstate to, among other things, total assets and common equity at June 30, 1995, net income for the six months ended June 30, 1995 and projected net income for fiscal 1996 of the pro forma combined company. Wells Fargo's contribution in terms of total assets and common equity at June 30, 1995 equaled approximately 48% and 49%, respectively, while Wells Fargo's contribution in terms of net income for the six months ended June 30, 1995 and projected net income for fiscal 1996 equaled approximately 52% and 49%, respectively. Based upon the Exchange Ratio and shares of Wells Fargo Common Stock and First Interstate Common Stock outstanding on June 30, 1995, holders of Wells Fargo Common Stock would own approximately 47% of the combined company upon consummation of the Merger.

  Pro Forma Merger Analysis. CS First Boston noted that, based upon estimates of Wells Fargo's management and after giving effect to Wells Fargo management's net pretax cost savings estimates and certain assumptions as to, among other things, the number of shares outstanding in each respective period, the proposed Merger could, at a 0.666 exchange ratio, be accretive to Wells Fargo's cash EPS (EPS before amortization of intangibles) on a fully diluted basis in fiscal years 1996, 1997 and 1998 by approximately 1%, 15% and 22%, respectively, and (dilutive)/accretive to Wells Fargo's reported EPS on a fully diluted basis in fiscal years 1996, 1997 and 1998 by approximately (10)%, (6)% and 3%, respectively. Cash EPS reflects the amount of cash available for reinvestment in a business or distribution to stockholders in the form of share repurchases and/or dividends. In this analysis, CS First Boston assumed that both Wells Fargo and First Interstate would perform substantially in accordance with earnings forecasts provided to CS First Boston by Wells Fargo's management. The actual results achieved by the combined company may vary from projected results and the variations may be material.

  Certain Other Factors and Comparative Analyses. In rendering its opinion, CS First Boston considered certain other factors and conducted certain other comparative analyses, including, among other things, a review of the historical financial results and stock price performance of Wells Fargo and First Interstate and the market capitalization of selected companies involved in transactions similar to the proposed Merger both before and after such transactions.

  Miscellaneous. Pursuant to the terms of CS First Boston's engagement, Wells Fargo has agreed to pay CS First Boston for its services in connection with the Merger an aggregate financial advisory fee of $10 million, payable as follows:
(i) $1 million upon execution of the engagement letter, (ii) $500,000 upon the effectiveness of a registration statement with respect to the Exchange Offer,
(iii) $2 million upon the signing of a definitive agreement providing for the Merger (against which the fee described in (ii) above, to the extent previously paid, will be credited), (iv) $500,000 upon the mailing of a proxy statement to Wells Fargo's stockholders with respect to the Merger, and (v) the balance upon Wells Fargo's acquisition of more than 50% of First Interstate Common Stock. Wells Fargo also has agreed to reimburse CS First Boston for its reasonable out-of-pocket expenses, including the fees and expenses of legal counsel and any other advisor retained by CS First Boston, and to indemnify CS First Boston and certain related entities against certain liabilities, including liabilities under the federal securities laws.

  In the ordinary course of business, CS First Boston and its affiliates may actively trade the debt and equity securities of Wells Fargo and First Interstate for their own account and for accounts of customers and, accordingly, may at any time hold a long or short position in such securities. CS First Boston in the past has provided financial advisory and investment banking services to Wells Fargo unrelated to the Merger, and has received compensation for the rendering of such services.


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


 Opinion of Montgomery

  Montgomery has acted as financial advisor to Wells Fargo in connection with the Merger. As part of its engagement, Montgomery agreed, if requested by Wells Fargo, to render an opinion with respect to the fairness from a financial point of view to Wells Fargo of the consideration proposed to be paid by Wells Fargo in connection with the Merger. Montgomery is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Wells Fargo selected Montgomery as its financial advisor on the basis of its experience and expertise in transactions similar to the Merger and its reputation in the banking, savings and loan and investment communities.

  At the October 17, 1995 meeting of the Wells Fargo Board, Montgomery made a presentation to the Wells Fargo Board in which Montgomery analyzed, among other things, exchange ratios in a range of 0.625 to two-thirds and delivered its oral opinion to the Wells Fargo Board to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the then proposed exchange ratio of 0.625 was fair to Wells Fargo from a financial point of view. At a meeting of the Wells Fargo Board held on November 9, 1995 at which the Wells Fargo Board approved the Exchange Offer (at an exchange ratio of two-thirds), Montgomery rendered to the Wells Fargo Board its oral opinion to the effect that, as of such date and based upon and subject to certain matters, the Exchange Ratio was fair to Wells Fargo from a financial point of view. Montgomery confirmed the latter opinion by delivery of a written opinion dated January 23, 1996, the date on which the Wells Fargo Board unanimously approved and authorized the execution and delivery of the Merger Agreement, and the Merger Agreement was subsequently executed by Wells Fargo and First Interstate. In connection with its opinions of November 9, 1995 and January 23, 1996, Montgomery updated certain of its analyses, as necessary, and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith.

  THE FULL TEXT OF MONTGOMERY'S WRITTEN OPINION TO THE WELLS FARGO BOARD DATED JANUARY 23, 1996, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS OF REVIEW BY MONTGOMERY, IS ATTACHED HERETO AS APPENDIX F AND IS INCORPORATED HEREIN BY REFERENCE AND SHOULD BE READ CAREFULLY AND IN ITS ENTIRETY IN CONNECTION WITH THIS JOINT PROXY STATEMENT/PROSPECTUS. THE FOLLOWING SUMMARY OF MONTGOMERY'S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. MONTGOMERY'S OPINION WHICH IS ADDRESSED TO THE WELLS FARGO BOARD, IS DIRECTED ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW TO WELLS FARGO, DOES NOT ADDRESS ANY OTHER ASPECT OF THE PROPOSED MERGER OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE WELLS FARGO SPECIAL MEETING.

  In connection with its opinion dated January 23, 1996, Montgomery, among other things: (i) reviewed certain publicly available financial and other data with respect to Wells Fargo and First Interstate, including the consolidated financial statements of Wells Fargo and First Interstate for recent years and interim periods to December 31, 1995, and certain other relevant financial and operating data relating to Wells Fargo and First Interstate made available to Montgomery from published sources and from the internal records of Wells Fargo and First Interstate; (ii) reviewed a draft of the Merger Agreement and certain related documents and certain related documents provided to Montgomery by Wells Fargo; (iii) reviewed certain historical market prices and trading volumes of Wells Fargo Common Stock and First Interstate Common Stock as reported by the NYSE; (iv) compared Wells Fargo and First Interstate from a financial point of view with certain other companies which Montgomery deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected business combinations in the banking and savings and loan industries; (vi) reviewed and discussed with representatives of the managements of Wells Fargo and First Interstate certain information of a business and financial nature regarding Wells Fargo and First Interstate, including financial forecasts and related assumptions of Wells Fargo and First Interstate; (vii) made inquiries regarding and discussed the Merger, the Merger Agreement and other matters related thereto with Wells Fargo's counsel; and (viii) performed such other analyses and examinations as Montgomery deemed appropriate.

  In connection with its review, Montgomery did not assume any obligation independently to verify any of the foregoing information and relied on all such information being complete and accurate in all material respects. With respect to the financial forecasts for Wells Fargo and First Interstate, Montgomery assumed for purposes of its opinion that such forecasts were reasonably prepared on bases reflecting at the time of preparation the best available estimates and judgments of the managements of Wells Fargo and First Interstate as to the future financial performance of Wells Fargo and First Interstate and the cost savings and other potential synergies (including the timing, amount and achievability thereof) anticipated to result from the Merger, and that such forecasts provided a reasonable basis upon which Montgomery could form its opinion. Montgomery also assumed that there were no material changes in Wells Fargo's or First Interstate's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements reviewed by Montgomery and that off-balance sheet activities of Wells Fargo and First Interstate, including derivatives and other similar financial instruments, will not materially and adversely affect the future financial position or results of operations of Wells Fargo or First Interstate. Montgomery relied on advice of counsel and independent accountants to Wells Fargo as to all legal and financial reporting matters with respect to Wells Fargo and the Merger. Montgomery also assumed that the Merger will be consummated in a manner that complies in all material respects with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations. Montgomery further assumed, with the consent of the Wells Fargo Board, that in the course of obtaining the necessary regulatory and third party consents for the Merger, no restriction will be imposed that will have a material adverse effect on the contemplated benefits of the Merger or the transactions contemplated thereby. Montgomery noted that it is not an expert in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and Montgomery assumed, with the consent of the Wells Fargo Board, that such allowances for each of Wells Fargo and First Interstate are in the aggregate adequate to cover such losses. In addition, Montgomery did not assume responsibility for reviewing any individual credit files or making an independent evaluation, appraisal or physical inspection of the assets or individual properties of Wells Fargo or First Interstate, nor was Montgomery furnished with any such evaluations or appraisals. Montgomery further assumed, with the consent of the Wells Fargo Board, that the Merger will be consummated in accordance with the terms and provisions of the Merger Agreement, without any amendments to, and without any waiver by Wells Fargo of, any of the material conditions to its obligations thereunder. Finally, Montgomery's opinion was based on economic, monetary and market and other conditions as in effect on, and the information made available to Montgomery as of, the date thereof. Although Montgomery evaluated the Exchange Ratio from a financial point of view, Montgomery was not requested to, and did not, recommend the specific consideration payable in the proposed Merger. No other limitations were imposed by Wells Fargo on Montgomery with respect to the investigations made or procedures followed by Montgomery in rendering its opinion.

  Set forth below is a brief summary of the analyses performed by Montgomery in connection with its opinion and financial presentation to the Wells Fargo Board on October 17, 1995:

  Dilution Analysis. Using estimates prepared by Wells Fargo's management, Montgomery compared estimated reported EPS ("Reported EPS") and estimated cash EPS ("Cash EPS") of Wells Fargo Common Stock on a stand-alone basis to the Reported EPS and Cash EPS of the common stock for the pro forma combined company for calendar years 1996, 1997, 1998, 1999 and 2000. Montgomery noted that, based upon estimates of Wells Fargo's management after giving effect to management's pretax cost savings estimates (net of revenue loss) and certain assumptions as to, among other things, the number of shares outstanding in each respective period, the Merger (i) at a 0.625 exchange ratio, could be (dilutive)/accretive to Wells Fargo's Reported EPS in calendar years 1996, 1997, 1998, 1999 and 2000 by approximately (11)%, (2)%, 8%, 11% and 14%, respectively, and accretive to Wells Fargo's Cash EPS in calendar years 1996, 1997, 1998, 1999 and 2000 by approximately 5%, 19%, 27%, 29% and 30%, respectively, and (ii) at a two-thirds exchange ratio, could be (dilutive)/accretive to Wells Fargo's Reported EPS in calendar years 1996, 1997, 1998, 1999 and 2000 by approximately (14)%, (7)%, 3%, 7% and 10%, respectively, and accretive to Wells Fargo's Cash EPS in calendar years 1996, 1997, 1998, 1999 and 2000 by approximately 3%, 15%, 23%, 25% and 27%, respectively. The

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


assumptions utilized in this analysis were made by Wells Fargo for analytical purposes only, and are not necessarily indicative of expected results or plans of Wells Fargo or First Interstate.

  Contribution Analysis. Montgomery analyzed the contribution of each of Wells Fargo and First Interstate to, among other things, the assets, common equity and net income before extraordinary items of the pro forma combined company for the latest 12 months, and three months, ended June 30, 1995. This analysis indicated, among other things, that Wells Fargo would have contributed for the 12 months, and three months, ended June 30, 1995 approximately 48% and 48%, respectively, of the assets, approximately 49% and 49%, respectively, of the common equity and approximately 54% and 51%, respectively, of the net income before extraordinary items for the pro forma combined company. Based upon exchange ratios of 0.625 and two-thirds of a share of Wells Fargo Common Stock for each share of First Interstate Common Stock, holders of Wells Fargo Common Stock would own approximately 49% and 47%, respectively, of the combined company based on the shares of common stock of the combined company estimated by Wells Fargo to be outstanding upon consummation of the proposed Merger.

  Analysis of Selected Comparable Merger Transactions. Montgomery reviewed the consideration paid in the following 27 transactions since 1987 with deal values greater than $1 billion: CoreStates Financial/Meridian Bancorp, UJB Financial/Summit Bancorp, NationsBank Corporation/Bank South Corporation, Chemical Banking/Chase Manhattan Corporation, National City Corporation/Integra Financial, Boatmen's Bancshares/Fourth Financial, First Chicago Corporation/NBD Bancorp, Inc., PNC Bank Corporation/Midlantic Corporation, First Union Corporation/First Fidelity Bancorp, Union Bank/BanCal Tri-State, US Bancorp/West One Bancorp, Fleet Financial Group/Shawmut National, National Australia Bank/Michigan National Corporation, BB&T Financial Corporation/Southern National Corporation, BankAmerica/Continental Bank, KeyCorp/Society Corporation, NationsBank Corporation/MNC Financial Inc., Banc One Corporation/Valley National Corporation, Comerica Inc./Manufacturers National, Society Corporation/Ameritrust Corporation, BankAmerica/Security Pacific, NCNB Corporation/C&S/Sovran, Chemical Banking/Manufacturers Hanover, Sovran Financial Corporation/Citizens & Southern, Bank of New York/Irving Bank Corporation, Fleet Financial Group/Norstar Bancorp and Security Pacific/Rainier (collectively, the "Comparable Transactions"). For each company merged or to be merged in such transactions, Montgomery compiled figures illustrating, among other things, transaction price to latest 12 months earnings, transaction price to book value, transaction price to tangible book value, transaction price to assets, transaction price to deposits and the ratio of premium (i.e., transaction price in excess of tangible book value) to core deposits.

  The figures for the Comparable Transactions for calendar 1987 to 1995 and for calendar 1995 alone produced (i) a median ratio of transaction price to latest 12 months' earnings of 13.1x and 13.1x, respectively; (ii) a median ratio of transaction price to book value of 1.8x and 1.9x, respectively; (iii) a median ratio of transaction price to tangible book value of 2.0x and 2.1x, respectively; (iv) a median ratio of transaction price to assets of 11.7% and 15.7%, respectively; (v) a median ratio of transaction price to deposits of 16.6% and 20.8%, respectively; and (vi) a median ratio of premium to core deposits of 8.0% and 14.7%. In comparison, based upon a range of exchange ratios of 0.625 to two-thirds of a share of Wells Fargo Common Stock for each share of First Interstate Common Stock, representing shares of Wells Fargo Common Stock with a value of $129.84 to $138.57 per share of First Interstate Common Stock (based on the $207.75 per share closing price of Wells Fargo Common Stock as reported on the NYSE on October 13, 1995), the consideration to be paid to the holders of First Interstate Common Stock represented a ratio of transaction price to latest 12 months earnings in the range of 13.6x to 14.5x, a ratio of transaction price to book value in the range of 2.8x to 3.0x, a ratio of transaction price to tangible book value in the range of 3.6x to 3.8x, a ratio of transaction price to assets of 17.7% to 18.8%, a ratio of transaction price to deposits in the range of 20.4% to 21.7% and a ratio of premium to core deposits in the range of 15.1% to 16.5%, respectively.

  No other company or transaction used in the above analysis as a comparison is identical to Wells Fargo, First Interstate or the proposed Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the acquisition or public trading multiples of the companies to which Wells Fargo, First Interstate and the proposed Merger are being compared.

  Certain Other Factors and Comparative Analyses. In rendering its opinion, Montgomery Securities considered certain other factors and conducted certain other comparative analyses, including, among other things, a review of (i) the relationship between movements of Wells Fargo Common Stock and First Interstate Common Stock and movements of the common stock of the companies included in the S&P Bank Index and the S&P 500 Index, (ii) the implied trading value of First Interstate based on the multiples of regional banks among the top 50 banks in terms of assets as of June 30, 1995, and on the discounted equity return values on an investment in First Interstate on a stand-alone basis for the period 1996 through 2000, which indicated an equity reference range for First Interstate of approximately $74.00 to $135.45 per share, and
(iii) the rate of return of an investment in Wells Fargo as compared to such rate of return on an investment in the combined company for the period 1996 through 2000, which indicated rates of return of approximately 10.0% and 14.4%, respectively.

  The summary set forth above does not purport to be a complete description of the presentation by Montgomery to the Wells Fargo Board or of the analyses performed by Montgomery. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Montgomery believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Wells Fargo Board. In addition, Montgomery may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Montgomery's view of the actual values of Wells Fargo, First Interstate or the combined company. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

  In performing its analyses, Montgomery made numerous assumptions with respect to industry performance, regulatory, general business and economic conditions and other matters, many of which are beyond the control of Wells Fargo and First Interstate. The analyses performed by Montgomery are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as part of Montgomery's analysis of the fairness of the Exchange Ratio to Wells Fargo from a financial point of view and were provided to the Wells Fargo Board in connection with the delivery of Montgomery's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Montgomery used in its analyses various projections of future performance prepared by the management of Wells Fargo. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

  As described above, Montgomery's opinion and financial presentation to the Wells Fargo Board were only one of many factors taken into consideration by the Wells Fargo Board in making its determination to approve the proposed Merger, and to recommend that its stockholders approve the issuance of shares of Wells Fargo Common Stock in connection with the Merger, and should not be viewed as determinative of the views of the Wells Fargo Board or management with respect to the Exchange Ratio or the proposed Merger.

  Miscellaneous. Pursuant to the terms of Montgomery's engagement, Wells Fargo has agreed to pay Montgomery a fee equal to $10 million, payable as follows:
(i) $500,000 upon the effectiveness of a registration statement with respect to the Exchange Offer, (ii) $2 million upon the signing of a definitive agreement providing for the Merger (against which the fee described in (i) above, to the extent previously paid, will be credited), (iii) $500,000 upon the mailing of a proxy statement to Wells Fargo's stockholders with respect to the Merger, and (iv) the balance upon Wells Fargo's acquisition of more than 50% of First Interstate Common Stock. Wells Fargo also has agreed to reimburse Montgomery for its reasonable out-of-pocket expenses, including the fees and expenses of Montgomery's legal counsel and any other advisor retained by Montgomery. Wells Fargo has agreed to indemnify

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


Montgomery, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.

  Montgomery has performed various financial advisory and investment banking services for First Interstate in the past for which Montgomery has received compensation. In the ordinary course of its business, Montgomery actively trades the equity securities of Wells Fargo and First Interstate for its own account and for the accounts of its customers, and, accordingly, may at any time hold a long or short position in such securities.

OPINIONS OF FIRST INTERSTATE FINANCIAL ADVISORS

  First Interstate retained the First Interstate Financial Advisors in connection with its consideration of the Exchange Offer and the Merger. The First Interstate Financial Advisors were retained based upon the qualifications, expertise and reputations of Goldman Sachs and Morgan Stanley, as well as upon their prior investment banking relationships with First Interstate.

 Presentations by First Interstate Financial Advisors

  The following summarizes the material financial comparative analyses presented by the First Interstate Financial Advisors to the First Interstate Board at its meeting on January 23, 1996, which analyses were considered by the First Interstate Financial Advisors in rendering their opinions. This summary does not purport to be a complete description of the analyses underlying the opinions of the First Interstate Financial Advisors.

  In preparing the analyses included in their presentation to the First Interstate Board and for purposes of the description of such analyses herein, all earnings data for First Interstate and Wells Fargo were adjusted for normalized loan loss provisions and, unless otherwise noted, are presented on that basis. Such adjustments were made because neither First Interstate nor Wells Fargo recorded loan loss provisions in 1995 nor were full loan loss provisions included in future earnings estimates. Earnings data for FBS were not adjusted for normalized loan loss provisions. The 1995 FBS data included recorded loan loss provisions and such provisions were included in future earnings estimates.

  Summary Comparison of Potential Merger Alternatives. The First Interstate Financial Advisors presented a brief summary of the Merger compared to certain aspects of the FIB/FBS Merger. The indicated values of the Merger and the FIB/FBS Merger were $148.50 per share and $130.33 per share, respectively. The indicated values were determined by multiplying the applicable exchange ratio for the Merger and the FIB/FBS Merger by the closing price of each of the Wells Fargo Common Stock and the FBS Common Stock, respectively, on January 22, 1996. Each therefore necessarily was dependent upon the closing price of each of the Wells Fargo Common Stock and the FBS Common Stock, respectively, at a specific time. The indicated values reflected premiums over the closing price of the First Interstate Common Stock on October 17, 1995, the last trading day prior to the date that the Original Proposal was made to First Interstate, of 40% for the Merger and 23% for the FIB/FBS Merger.

  In addition to reviewing the indicated values resulting from the Merger and the FIB/FBS Merger, the analysis compared indicated values expressed as multiples of First Interstate's tangible book value at December 31, 1995, and as multiples of First Interstate's 1995 earnings per share. Under that analysis, the Merger and the FIB/FBS Merger reflected multiples of 3.7 and 3.2 times the tangible book value of First Interstate at December 31, 1995, respectively, and multiples of 15.1 and 13.2, respectively, times First Interstate's 1995 earnings per share. For this purpose, First Interstate's 1995 earnings per share were adjusted to reflect a normal loan loss provision of .5% (pre-tax), excluded $27.6 million in (pre-tax) merger expense and assumed a 40% tax rate. The analysis also compared the indicated dividend and prospective ownership of the combined entities. The indicated annual dividend to First Interstate common stockholders was calculated to be $3.47 per share for the Merger and $3.77 per share for the FIB/FBS Merger. The indicated annual dividends to First Interstate common stockholders for the FIB/FBS Merger and the Merger were computed by multiplying the current quarterly dividend rates of FBS and Wells Fargo by four and then multiplying the resulting annual estimate by the FIB/FBS Merger exchange ratio or the Exchange Ratio, respectively. The First Interstate common stockholders were projected to own 52% of the combined company under the Merger and 58% of the combined company under the FIB/FBS Merger.

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


  Summary of Recent Developments. The First Interstate Financial Advisors described certain of the developments that had occurred since November 19, 1995 with respect to the Merger and the FIB/FBS Merger. The First Interstate Financial Advisors noted that normalized Wall Street earnings projections (earnings projections adjusted for normalized loan loss provisions) for Wells Fargo had increased by $2.57 per share for 1996, from $16.34 per share to $18.91 per share. Wall Street estimates used by the First Interstate Financial Advisors in making their presentation to the First Interstate Board were based upon the most recent Institutional Brokerage Estimates System ("IBES") earnings estimates. IBES is a data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors. On the relevant date, IBES reflected the earnings estimates of approximately 16 analysts for First Interstate, approximately 24 analysts for Wells Fargo and approximately 28 analysts for FBS. In addition, the First Interstate Financial Advisors noted that Wells Fargo expected to allocate $1.5 billion (net of related deferred tax liability) of the purchase price to certain identifiable intangibles with an amortization period shorter than the 25 years previously assumed for goodwill. With respect to FBS, it was noted that FBS had (i) exceeded 1995 earnings estimates ($4.11 per share compared to $4.05 per share), (ii) 1996 and 1997 earnings estimates which increased by $.05 each, to $4.65 per share and $5.20 per share, respectively, (iii) maintained its projections as filed in its registration statement on Form S-4, (iv) increased its estimated attainment of net cost savings and revenue enhancements in 1996 to 50% from 25% of the total expected net cost savings and revenue enhancements, (v) projected $44 million in revenue enhancements related to balance sheet restructuring, (vi) expected the transaction to close on March 31, 1996, compared to a previously assumed closing date of June 30, 1996, and (vii) in accordance with discussions with the staff of the Commission concerning "pooling" accounting treatment agreed to wait two years to begin stock repurchases, instead of 90 days. In addition, the analysis noted that First Interstate would be required to issue up to 1.75 million shares of First Interstate Common Stock in order for the FIB/FBS Merger to be accounted for as a pooling-of-interests business combination under the requirements of APB No. 16.

  The First Interstate Financial Advisors compared changes in the spread between the indicated value of the Merger and the FIB/FBS Merger for the period November 13, 1995 to January 22, 1996. At all times during this period, the Merger had a higher indicated value than the FIB/FBS Merger based upon closing market prices of each of the Wells Fargo Common Stock and FBS's common stock. The difference in the indicated value of the two transactions ranged from a low of $1.65 at November 14, 1995 to a high of $19.35 at January 15, 1996. The mean spread during the period was $11.49. The spread at close of business on January 22, 1996 was $18.18.

  Summary Financial Comparison. The First Interstate Financial Advisors presented a summary financial comparison of First Interstate, Wells Fargo, FBS and other super-regional bank and bank holding companies, consisting of BankAmerica Corporation, Banc One Corporation, Boatmen's Bancshares, Inc., First Union Corporation, Fleet Financial Corporation, KeyCorp, First Chicago NBD Corporation, National City Corporation, NationsBank Corporation, Norwest Corporation, PNC Bank Corp., SunTrust Banks, Inc. and Wachovia Corporation (the "Super-Regionals"), on the basis of various financial ratios, including earnings per share, price to earnings ratios, dividend yield and price to book value and price to tangible book value ratios. The Super-Regionals were selected for comparison purposes through discussions with First Interstate management and a review of comparably sized banking institutions. The First Interstate Financial Advisors also reviewed the common stock price history of First Interstate, Wells Fargo and FBS and a composite of the Super-Regionals and changes in estimated 1995 and 1996 earnings per share for Wells Fargo and FBS and a composite of the Super-Regionals. Unless otherwise noted, financial information is at or for the 12 months ended September 30, 1995. Pro forma adjustments were made for pending acquisitions. Market information was as of January 22, 1996, except for First Interstate, which was determined as of October 17, 1995. Earnings per share and price to earnings ratios were based upon median IBES earnings estimates as of January 18, 1996.

  The First Interstate Financial Advisors compared earnings estimates, share prices and price to earnings ratios at November 17, 1995 and January 22, 1996 for FBS, Wells Fargo and an average of the Super-Regionals. The price of FBS's common stock decreased by 4% during this period compared to an increase of 3% in the price of Wells Fargo Common Stock and a decrease of 2% for the Super-Regionals. The actual earnings per share of

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FBS during 1995 were 1% greater than median IBES earnings estimates compared to less than a 1% decrease between actual earnings and estimates for Wells Fargo and a 3% increase for an average of the Super-Regionals. Estimated earnings per share for 1996 at January 22, 1996 were 1% greater than estimates at November 17, 1995 for FBS, 16% greater than such estimates for Wells Fargo and 5% less than such estimates for an average of the Super-Regionals. The price to earnings ratio during the period from November 17, 1995 to January 22, 1996 for FBS declined by 5%, compared to an increase of 6% for Wells Fargo and a decrease of 3% for an average of the Super-Regionals. The price to estimated 1996 earnings ratio declined by 4% for FBS, compared to a decline of 9% for Wells Fargo and an increase of 3% for an average of the Super-Regionals.

  Earnings per share for 1995 were $11.25 reported ($9.68 normalized), $4.11 and $14.74 for First Interstate, FBS and Wells Fargo, respectively. Estimated earnings per share for 1996 were $11.46 unadjusted ($10.99 normalized), $4.65 and $18.91 for First Interstate, FBS and Wells Fargo, respectively. Estimated earnings per share for 1997 were $12.80 unadjusted ($12.53 normalized), $5.20 and $20.13 for First Interstate, FBS and Wells Fargo, respectively. The price to earnings ratios of First Interstate, FBS and Wells Fargo for 1995 were 9.4 reported unadjusted (11.0 normalized), 12.2 and 15.1, respectively, times earnings. The estimated price to earnings ratios of First Interstate, FBS and Wells Fargo for 1996 were 9.2 unadjusted (9.6 normalized), 10.8 and 11.8, respectively, times estimated earnings. The estimated price to earnings ratios of First Interstate, FBS and Wells Fargo for 1997 were 8.3 unadjusted (8.5 normalized), 9.6 and 11.1, respectively, times estimated earnings. The median price earnings ratios for the Super-Regionals were 10.5, 10.1 and 9.0 times earnings for 1995 and estimated earnings for 1996 and 1997, respectively. The dividend yields for First Interstate, FBS and Wells Fargo (computed as described above) were 3.0%, 2.9% and 2.1%, respectively, and the median dividend yield for the Super-Regionals was 3.7%. The price to book value ratios of First Interstate, FBS and Wells Fargo were 2.2, 2.5 and 3.1, respectively. The median price to book value ratio of the Super-Regionals was
1.8. The price to tangible book value ratios of First Interstate, FBS and Wells Fargo were 2.8, 3.2, and 4.1, respectively. The median price to tangible book value ratio of the Super-Regionals was 2.1.

  Pro Forma Financial Analysis. The First Interstate Financial Advisors analyzed the pro forma per share impact of the Merger and the FIB/FBS Merger from the perspective of First Interstate as well as from the perspective of each of its potential merger partners. The analysis considered the pro forma effects of the transaction on a variety of measures, including, among others, earnings per share, cash earnings per share (earnings per share before goodwill amortization), tangible book value per share and various profitability measures. This analysis was based on the assumption that the combined companies would realize the projected operating performance assumptions within the time period specified by FBS or Wells Fargo, as applicable, in public statements. In preparing the analysis, all earnings data for First Interstate and Wells Fargo were adjusted for normalized loan loss provisions. Share prices for Wells Fargo and FBS were based upon closing prices on January 22, 1996. The Merger was analyzed on the basis of two different cost savings assumptions, net cost savings of $700 million (the "$700 Million Case"), and net cost savings of $900 million (the "$900 Million Case"). In addition, a sensitivity analysis of the Merger at various levels of assumed net cost savings from $600 million to $1 billion was performed. Each analysis herein of which net cost savings is a component also includes an assumption as to the percentage of the aggregate net cost savings which would be realized in the applicable year. In the case of Wells Fargo, it was assumed that Wells Fargo would realize 33% of the net cost savings in 1996, 67% of the net cost savings in 1997 and 100% of the net cost savings in 1998, except in the full cost savings analysis in which it was assumed that 100% of the net cost savings had been achieved by Wells Fargo in 1997 (the "Full Cost Savings Analysis"); in the case of FBS, it was assumed that FBS would realize 50% of its projected net cost savings and revenue enhancements in 1996 and 100% of its projected net cost savings and revenue enhancements in 1997.

  First Interstate Pro Forma Per Share Analysis. The analysis performed indicated that on a per share basis the Merger would be (i) accretive to estimated earnings per share from First Interstate's perspective in 1996 by 5%, assuming the $700 Million Case and by 7%, assuming the $900 Million Case
(ii) dilutive in 1997 by 2%, assuming the $700 Million Case, and accretive in 1997 by 2%, assuming the $900 Million Case and (iii) accretive in 1998 by 5%, assuming the $700 Million Case, and by 12%, assuming the $900 Million Case. The

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


amount of accretion in estimated earnings per share in 1997 for the Merger ranged from 16% if annualized net cost savings of $1 billion were achieved, to a low of 3% if only $600 million in annualized net cost savings were achieved. The analysis of the FIB/FBS Merger indicated that it would be accretive to First Interstate's estimated earnings per share in 1996, 1997 and 1998 by 14%, 20% and 16%, respectively. The Merger was also indicated to be accretive to First Interstate's estimated earnings in 1997 in the Full Cost Savings Analysis by 6%, assuming the $700 Million Case, and by 13%, assuming the $900 Million Case.

  The analysis also indicated that the Merger would be accretive to First Interstate's estimated cash earnings per share in 1996, 1997 and 1998 by 16%, 15% and 21%, respectively, assuming the $700 Million Case, and by 18%, 19% and 27%, respectively, assuming the $900 Million Case. The amount of accretion in First Interstate's estimated cash earnings per share in 1997 for the Merger ranged from a high of 32% if $1 billion in net cost savings were achieved, to a low of 20% if only $600 million in net cost savings were achieved. The FIB/FBS Merger was indicated to be accretive to First Interstate's estimated cash earnings per share by 15%, 21% and 16% in 1996, 1997 and 1998, respectively. The Merger was also shown as accretive to First Interstate's estimated cash earnings per share in 1997 in the Full Cost Savings Analysis by 23%, assuming the $700 Million Case, and by 29%, assuming the $900 Million Case.

  Estimated cash earnings per share on a stand alone basis for 1996 were $11.81, $5.25 and $19.71 for First Interstate, FBS and Wells Fargo, respectively. Estimated cash earnings per share on a stand alone basis for 1996 were $13.39, $5.80 and $20.97 for First Interstate, FBS and Wells Fargo, respectively. Estimated cash earnings per share on a stand alone basis for 1998 were $15.22, $6.36 and $23.12 for First Interstate, FBS and Wells Fargo, respectively.

  The indicated impact of the Merger on tangible book value per share based upon December 31, 1995 data reflected a decrease of 11%, assuming the $700 Million Case, and a decrease of 13%, assuming the $900 Million Case. The indicated impact of the FIB/FBS Merger on tangible book value per share at December 31, 1995 reflected an increase of 3%. The ratio of tangible common equity to tangible assets at December 31, 1995 was estimated to decrease as a result of the Merger from 5.37% to 4.94%, assuming the $700 Million Case, and from 5.37% to 4.84%, assuming the $900 Million Case. The ratio of tangible common equity to tangible assets was estimated to increase from 5.37% to 5.56% in the FIB/FBS Merger. The effects of the Merger on various First Interstate return ratios for the fourth quarter of 1995 annualized assuming (i) the Merger was consummated on October 1, 1995 and (ii) full net cost savings were realized in the fourth quarter, were shown as follows: a 1.34% return on average assets, a 9.6% return on average common equity and a 25.9% return on average tangible common equity, assuming the $700 Million Case, and a 1.44% return on average assets, a 10.4% return on average common equity and a 28.4% return on average tangible common equity, assuming the $900 Million Case, compared to a 1.46% return on average assets, a 21.1% return on average common equity and a 28.4% return on tangible average common equity if no transaction were consummated. The returns estimated to result from the FIB/FBS Merger for the fourth quarter of 1995 annualized using the same assumptions were: 1.88% return on average assets, a 25.4% return on average common equity and a 37.3% return on average tangible common equity.

  Merger Partner Pro Forma Per Share Analysis. The pro forma merger analysis was also presented from the separate perspective of each of Wells Fargo and FBS. From a Wells Fargo perspective, the Merger was estimated to be dilutive to Wells Fargo's estimated earnings per share by 9% and 8% in 1996 and 1997, respectively, assuming the $700 Million Case, and by 6% and 5%, respectively, assuming the $900 Million Case. The Merger was indicated to be accretive to Wells Fargo's estimated earnings per share in 1998 by 2%, assuming the $700 Million Case, and by 8%, assuming the $900 Million Case. In the Full Cost Savings Analysis, Wells Fargo's 1997 estimated earnings per share was shown to be diluted by 1%, assuming $700 million in net cost savings, and increased by 5%, assuming $900 million in net cost savings. The change in estimated earnings per share in 1997 under the Full Cost Savings Analysis ranged from accretion to estimated earnings of 8%, assuming $1 billion in net cost savings, to dilution of 4%, assuming $600 million in net cost savings.

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


  The Merger was estimated to be accretive to Wells Fargo's estimated cash earnings per share in 1996, 1997 and 1998 by 4%, 10% and 19%, respectively, assuming the $700 Million Case, and by 6%, 14% and 25%, assuming the $900 Million Case. The Merger was also estimated to be accretive to Wells Fargo's estimated cash earnings per share in the Full Cost Savings Analysis in 1997 by 18%, assuming the $700 Million Case, and by 23%, assuming the $900 Million Case. The amount of accretion in estimated cash earnings per share in 1997 under the Full Cost Savings Analysis ranged from a high of 26%, assuming $1 billion in net cost savings, to a low of 15%, assuming $600 million in net cost savings were achieved. It was estimated that Wells Fargo's tangible book value per share based upon December 31, 1995 data would decrease by 8%, assuming the $700 Million Case, and by 10%, assuming the $900 Million Case. The ratio of Wells Fargo's tangible common equity to tangible assets based upon December 31, 1995 data was estimated to decrease from 5.59% to 4.94%, assuming the $700 Million Case, and from 5.59% to 4.84%, assuming the $900 Million Case. Goodwill as a percentage of common equity based upon December 31, 1995 data was estimated to be 51%, assuming the $700 Million Case, and 52%, assuming the $900 Million Case.

  From an FBS perspective, an FIB/FBS Merger was indicated to be accretive to FBS's estimated earnings per share in 1996, 1997 and 1998 by 3%, 11% and 11%, respectively. It was estimated that the FIB/FBS Merger would be less than 1% dilutive (approximately $.02 per share) on FBS's estimated cash earnings per share in 1996, but that an FIB/FBS Merger would be accretive to FBS's estimated cash earnings per share by 7% in each of 1997 and 1998. It was also estimated that FBS's tangible book value per share based upon December 31, 1995 data would increase by 1% and that FBS's ratio of tangible common equity to tangible common assets based upon December 31, 1995 data would increase from 5.55% to 5.56%. Goodwill was estimated to be 19% of common equity based upon December 31, 1995 data as a result of the FIB/FBS Merger.

  Price to Earnings Ratios Implied Value Analysis. The First Interstate Financial Advisors compared the implied value of the Merger in 1997 on both an accounting basis and a cash basis, assuming that (i) Wells Fargo's per share price to earnings ratio for estimated 1997 earnings was maintained by the combined entity and, alternatively, (ii) the ratio converged to an average of Wells Fargo's and First Interstate's per share price to earnings ratios for estimated 1997 earnings. This analysis was based upon the assumption that the Merger would result in fully phased-in net cost savings of $900 million. The implied values were determined by multiplying the estimated pro forma 1997 earnings per share by the estimated 1997 price to earnings ratio and multiplying the result by two-thirds, the exchange ratio offered by Wells Fargo. Assuming that the current Wells Fargo price to estimated earnings ratios were maintained by the combined entity, the implied value of the Merger to First Interstate in 1997 was estimated to be $157.10 per equivalent share, on an accounting basis, and $183.03 per equivalent share, on a cash basis. Assuming that price to estimated earnings ratios converged to the average of the current First Interstate and Wells Fargo price to estimated earnings ratios (based upon the price of First Interstate Common Stock on October 17,
1995), the implied values of the Merger were estimated to be $138.70 per equivalent share, on an accounting basis, and $160.58 per equivalent share on a cash basis.

  Summary Comparison of 1995 Bank Mergers. The First Interstate Financial Advisors also compared the Merger with other bank mergers announced during 1995 in which the consideration exceeded $1 billion. The indicated price to book value ratio of the Merger was 2.96 compared to a median price to book value ratio of 1.93 for other transactions and was the highest of any offer announced during 1995. The indicated price to tangible book value ratio of the Merger was 3.66 compared to a median price to tangible book value ratio of
2.14 for other transactions and, again, was the highest of any offer announced during the year. The indicated price to adjusted book value ratio of the Merger was 3.26 compared to a median price to adjusted book value ratio of
2.35 for other transactions and was the second highest of any offer announced during the year. For this analysis, adjusted book value was determined by (i) adjusting book value to reflect a tangible common equity to tangible assets ratio of 6% and (ii) either deducting excess capital from the purchase price or adding surplus capital to the purchase price. The price to latest twelve month earnings per share ratio for the Merger was estimated to be 15.1 compared to a median ratio of 14.0 for other transactions. The premium to market price for the Merger was estimated at 40.1% compared to a median premium to market ratio of 21.0% for other transactions.

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


  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Each of the First Interstate Financial Advisors believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinions. In addition, each of the First Interstate Financial Advisors considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be the First Interstate Financial Advisors' view of the actual value of First Interstate or a combination of First Interstate and Wells Fargo.

  In performing its analyses, each of the First Interstate Financial Advisors made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of First Interstate or Wells Fargo. The analyses performed by the First Interstate Financial Advisors are not necessarily indicative of actual values, trading values or actual future results that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of each First Interstate Financial Advisor's analysis of the fairness of the Merger and were provided to the First Interstate Board. The analyses do not purport to be appraisals or to reflect the prices at which a company might be sold. In addition, as described above, the opinions of the First Interstate Financial Advisors were one of many factors taken into consideration by the First Interstate Board in making its determination to approve the Merger. Consequently, the analyses described above should not be viewed as determinative of the First Interstate Board's or First Interstate management's opinion with respect to the value of First Interstate or a combination of First Interstate and Wells Fargo, or of whether the First Interstate Board or First Interstate management would have been willing to agree to a different exchange ratio. First Interstate placed no limits on the scope of the analysis performed, or opinions expressed, by the First Interstate Financial Advisors.

  Each First Interstate Financial Advisor is an internationally recognized investment banking and advisory firm. Each, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the course of its market making and other trading activities, each may, from time to time, have a long or short position in, and may buy and sell, securities of First Interstate, Wells Fargo and other financial institutions. In the past, each of the First Interstate Financial Advisors and certain of their affiliates have provided financial advisory and financial services to First Interstate and Wells Fargo, including Goldman Sachs advising Wells Fargo in 1995 on the sale of its 50% ownership interest in Wells Fargo Nikko Investment Advisers and on the formation of its mortgage joint venture with Norwest Financial Corporation. The First Interstate Financial Advisors have received customary fees for the rendering of these services.

  First Interstate agreed to pay each of the First Interstate Financial Advisors fees of $10 million, half of which was paid upon the execution of the engagement letter with each firm and half of which was paid upon execution of a merger agreement between First Interstate and FBS. An additional fee is payable upon consummation of the Merger (or any other transaction in which at least 50% of the outstanding First Interstate Common Stock is acquired) calculated as .655% of the positive difference between the aggregate value (as defined in the engagement letters) and approximately $10,411,186,000; provided that in no event may the aggregate of all compensation to each First Interstate Financial Advisor exceed .175% of the aggregate value. For purposes of calculating the amount due the First Interstate Financial Advisors, securities are valued on the basis of the average of the last sales prices for such securities on the twenty trading days ending five days prior to the consummation of the transaction. Assuming that the Merger was consummated
on      , 1996 the additional fee payable to the First Interstate Financial
Advisors would be $       . In addition, First Interstate has agreed to
reimburse each of the First Interstate Financial Advisors for its reasonable out-of-pocket expenses incurred in connection with the services provided by it and to indemnify and hold harmless each of the First Interstate Financial Advisors and certain related parties, to the full extent lawful, from and against certain

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


liabilities and expenses, including certain liabilities under the federal securities laws, incurred in connection with its engagement.

 Opinion of Goldman, Sachs & Co.

  At the January 23, 1996 meeting of the First Interstate Board, Goldman Sachs rendered a written opinion that, as of such date and based upon and subject to various qualifications and assumptions described with respect to its opinion, the Exchange Ratio was fair to the holders of First Interstate Common Stock.

  THE FULL TEXT OF THE OPINION OF GOLDMAN SACHS, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE SCOPE OF REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX G TO THIS JOINT PROXY STATEMENT/PROSPECTUS. FIRST INTERSTATE STOCKHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY. NO LIMITATIONS WERE IMPOSED BY THE FIRST INTERSTATE BOARD UPON GOLDMAN SACHS WITH RESPECT TO THE INVESTIGATIONS MADE OR PROCEDURES FOLLOWED BY IT IN RENDERING ITS OPINION. GOLDMAN SACHS' OPINION, WHICH IS ADDRESSED TO THE FIRST INTERSTATE BOARD, IS DIRECTED ONLY TO THE EXCHANGE RATIO AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY FIRST INTERSTATE STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE FIRST INTERSTATE SPECIAL MEETING AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE PROPOSED MERGER OR ANY RELATED TRANSACTION. THE SUMMARY OF THE OPINION OF GOLDMAN SACHS SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

  In connection with rendering its written opinion dated January 23, 1996, Goldman Sachs, among other things: (i) analyzed certain publicly available financial statements and other information of First Interstate and Wells Fargo, respectively; (ii) analyzed certain internal financial analyses and forecasts prepared by the managements of First Interstate and Wells Fargo, respectively, including analyses of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by Wells Fargo to be achieved as a result of the Merger and including share repurchase and capital management policies expected to be fulfilled by Wells Fargo following the Merger; (iii) discussed the past and current business operations, regulatory relationships, financial condition and future prospects of First Interstate with senior executives of First Interstate and each senior management's assessment of the strategic fit and implications of the Merger;
(iv) reviewed the results of First Interstate's due diligence review of Wells Fargo with senior management of First Interstate; (v) compared the financial performance of First Interstate and Wells Fargo and the prices and trading activity of First Interstate Common Stock and Wells Fargo Common Stock with that of certain other comparable publicly traded super-regional bank and bank holding companies and their securities; (vi) reviewed the financial terms of certain recent business combinations in the commercial banking industry specifically and in other industries generally; (vii) reviewed the draft Merger Agreement and certain related documents; and (viii) performed such other analyses as it deemed appropriate.

  Goldman Sachs assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the financial forecasts, including, without limitation, the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected to result from the Merger, anticipated share repurchase and capital management policies, projections regarding under-performing and non-performing assets and net charge-offs, Goldman Sachs assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future competitive, operating and regulatory environments and related financial performance of First Interstate or Wells Fargo, respectively, and that such forecasts will be realized in the amounts and at the times contemplated. Goldman Sachs did not make any independent valuation or appraisal of the assets or liabilities of First Interstate or Wells Fargo, nor was it furnished with any such appraisals. In addition, Goldman Sachs did not examine any individual loan credit files of First Interstate or Wells Fargo. Goldman Sachs assumed that the allowances for loan and lease losses established by First Interstate and Wells Fargo are in the aggregate adequate to cover such losses, and that the derivatives, swaps, foreign exchange, financial instruments and off-balance-sheet lending-related financial instruments of First Interstate and Wells Fargo will not have an adverse effect that would be relevant to its analysis. Goldman Sachs also assumed that

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


any necessary regulatory approvals and third-party consents obtained for the Merger would not have a materially adverse effect on First Interstate or Wells Fargo or the combined company.

  Goldman Sachs' opinion was based on economic, market and other conditions as in effect on, and the information available to it as of, the date of its opinion. Goldman Sachs did not express any opinion as to the price or range of prices at which Wells Fargo Common Stock might trade subsequent to the Merger. In addition, Goldman Sachs' opinion did not address the relative merits of the Merger and alternative potential transactions. No opinion was rendered by Goldman Sachs as to the fairness of the Merger to the holders of any series of First Interstate Preferred Stock.

 Opinion of Morgan Stanley

  At the January 23, 1996 meeting of the First Interstate Board, Morgan Stanley rendered its written opinion to the First Interstate Board that, as of such date, the Exchange Ratio was fair from a financial point of view to the holders of First Interstate Common Stock (other than Wells Fargo and its affiliates).

  THE FULL TEXT OF THE OPINION OF MORGAN STANLEY, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX H TO THIS JOINT PROXY STATEMENT/PROSPECTUS. NO LIMITATIONS WERE IMPOSED BY THE FIRST INTERSTATE BOARD UPON MORGAN STANLEY WITH RESPECT TO THE INVESTIGATIONS MADE OR PROCEDURES FOLLOWED BY IT IN RENDERING ITS OPINION. FIRST INTERSTATE STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY. MORGAN STANLEY'S OPINION IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE EXCHANGE RATIO, DOES NOT ADDRESS ANY OTHER ASPECT OF THE PROPOSED MERGER OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY FIRST INTERSTATE STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE FIRST INTERSTATE SPECIAL MEETING. THE SUMMARY OF THE OPINION OF MORGAN STANLEY SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

  In connection with rendering its opinion dated as of January 23, 1996, Morgan Stanley, among other things: (i) analyzed certain publicly available financial statements and other information of First Interstate and Wells Fargo, respectively; (ii) analyzed certain internal financial statements and other financial and operating data concerning First Interstate and Wells Fargo prepared by the managements of First Interstate and Wells Fargo, respectively;
(iii) analyzed certain financial projections prepared separately by the managements of First Interstate and Wells Fargo, respectively; (iv) discussed the past and current operations and financial conditions and the prospects of First Interstate and Wells Fargo with senior executives of First Interstate and Wells Fargo, respectively; (v) reviewed the reported prices and trading activity for the First Interstate Common Stock and the Wells Fargo Common Stock; (vi) compared the financial performance of First Interstate and Wells Fargo and the prices, trading activity and trading multiples of the First Interstate Common Stock and the Wells Fargo Common Stock with that of certain other comparable bank holding companies and their securities; (vii) discussed the strategic objectives of the Merger and the plan for the combined company with senior executives of Wells Fargo; (viii) analyzed certain pro forma financial projections for the combined company prepared by Wells Fargo; (ix) reviewed and discussed with the senior management of Wells Fargo certain estimates of the potential cost savings and revenue loss expected to result from the Merger; (x) reviewed the financial terms, to the extent publicly available, of certain comparable bank holding company merger transactions;
(xi) participated in discussions among representatives of First Interstate and Wells Fargo (and certain other parties) and their financial and legal advisors; (xii) reviewed the proposed Merger Agreement and certain related agreements; and (xiii) performed such other analyses as it deemed appropriate.

  Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by it for the purposes of its January 23, 1996 opinion. With respect to the financial projections, including Wells Fargo's estimates of costs savings and revenue loss expected to result from the Merger, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of First Interstate and Wells Fargo, respectively. Morgan Stanley also assumed that off-balance sheet activities of First Interstate and Wells Fargo, including derivatives and other similar financial instruments, will not adversely affect the future financial position and results of operations of the combined enterprise. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of First Interstate or Wells Fargo, nor was it furnished with any such appraisals. In addition, Morgan Stanley did not examine any individual loan credit files of First Interstate or Wells Fargo. Morgan Stanley's January 23, 1996 opinion was based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of such opinion.

LITIGATION

  In connection with the Exchange Offer and the FIB/FBS Merger, on November 13, 1995, Wells Fargo filed a complaint in the Delaware Court of Chancery against First Interstate, the members of the First Interstate Board, FBS and FBS Sub. The complaint sought, among other things, (i) a declaration that the First Interstate Board's approval of the FIB/FBS Merger Agreement, and the related Reciprocal Fee Letters and Reciprocal Stock Option Agreements constituted breaches of the First Interstate Board's fiduciary duties and, therefore, that the FIB/FBS Merger Agreement, the Reciprocal Fee Agreement and the Stock Option Agreement granted to FBS were void and unenforceable; (ii) an injunction compelling the First Interstate Board to terminate the FIB/FBS Merger Agreement and the related agreements; and (iii) an injunction to prevent First Interstate from using any defensive measures to prevent consummation of the Exchange Offer or the consummation of Wells Fargo's proposed merger. On November 30, 1995, Wells Fargo filed an amended complaint in this litigation which alleged, among other things, that FBS's share repurchases after the public announcement of the FIB/FBS Merger Agreement denied First Interstate's stockholders the ability to assess accurately the market value of the FIB/FBS Merger proposal or to compare it to the Exchange Offer. This amended complaint sought, among other things, to compel the public disclosure of information regarding FBS's stock repurchases and to prohibit FBS from continuing to repurchase its common stock while the Exchange Offer was being considered.

  Also in connection with the Exchange Offer and the FIB/FBS Merger, on December 14, 1995 and December 18, 1995, respectively, FBS and First Interstate each filed a complaint against Wells Fargo in the United States District Court for the District of Delaware which alleged, among other things, that Wells Fargo had violated the federal securities laws by releasing certain financial projections and by making allegedly false statements regarding the FIB/FBS Merger. FBS and First Interstate sought, among other things, an injunction preventing Wells Fargo from pursuing the Exchange Offer. On December 21, 1995, Wells Fargo answered both these complaints and asserted counterclaims against First Interstate and FBS. The counterclaims alleged, among other things, that both First Interstate and FBS violated federal securities laws by making false and misleading statements and material omissions of fact regarding the FIB/FBS Merger and the Exchange Offer.

  In connection with the Exchange Offer, the FIB/FBS Merger and First Interstate's commencement of discussions with Wells Fargo on January 20, 1996 regarding a potential merger, on January 22, 1995, FBS and FBS Sub filed a complaint in the California Superior Court against Wells Fargo which alleged tortious interference of contract and tortious interference with prospective economic advantage.

  Pursuant to the Settlement Agreement, each of Wells Fargo, First Interstate, FBS and FBS Sub agreed to take all steps necessary to withdraw or otherwise finally terminate with prejudice, each of the actions described above, without costs imposed on any party. As of the date of this Joint Proxy Statement/Prospectus all such actions have been dismissed with prejudice.

  Certain present and former members of the First Interstate Board were named as defendants in stockholder class action and derivative suits filed in California, and certain present members of the First Interstate Board, First Interstate and, in some instances, FBS, were named as defendants in several stockholder class action and derivative suits filed in state and federal courts in Delaware and California, which alleged that the First Interstate Board would breach or had breached its fiduciary duties to the stockholders of First Interstate in responding to the Original Proposal and the Exchange Offer and, in some instances, that FBS had aided and abetted such breaches. Seven of the eight actions filed in state court in California were stayed by the California state court. An eighth action was filed in California after the hearing was held on defendants' motion to stay the California proceedings. The two federal actions which were initially filed in California have been transferred to federal court in Delaware. Wells Fargo and First Interstate are currently negotiating with the plaintiffs in these actions to settle such stockholder class action and derivative suits, but there can be no assurance that any such settlements will be reached. Such settlements may involve the payment of plaintiffs' attorneys' fees by First Interstate. Pursuant to the Settlement Agreement, First Interstate has agreed to pay the legal expenses of FBS in connection with such stockholder class action and derivative suits in an amount not to exceed $225,000.

CONVERSION OF FIRST INTERSTATE CAPITAL STOCK

  Conversion of First Interstate Common Stock. At the Effective Time, each share of First Interstate Common Stock outstanding, other than shares held in First Interstate's treasury, by any of its subsidiaries or held by Wells Fargo or any subsidiary of Wells Fargo (except, in both cases, for Trust/DPC Shares), will be converted into the right to receive two-thirds of a share of Wells Fargo Common Stock.

  Conversion of First Interstate Preferred Stock. At the Effective Time, each share of First Interstate 9.875% Preferred Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive one share of New Wells Fargo 9.875% Preferred Stock and each share of First Interstate 9.0% Preferred Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive one share of New Wells Fargo 9.0% Preferred Stock. The terms of the New Wells Fargo 9.875% Preferred Stock and the New Wells Fargo 9.0% Preferred Stock will be substantially the same as the terms of the corresponding series of First Interstate Preferred Stock. At the Effective Time, Wells Fargo will assume the obligations of First Interstate under the Deposit Agreement, dated as of November 14, 1991, between First Interstate and First Interstate Bank of California, as depositary (relating to the First Interstate 9.875% Preferred Stock), and the Deposit Agreement, dated as of May 29, 1992, between First Interstate and First Interstate Bank of California, as depositary (relating to the First Interstate 9.0% Preferred Stock). Wells Fargo will instruct First Interstate Bank of California (the "Depositary"), as depositary under each of the deposit agreements (the "Deposit Agreements"), to treat the shares of New Wells Fargo Preferred Stock received by it in exchange for shares of First Interstate Preferred Stock as newly deposited securities under the applicable Deposit Agreement. In accordance with the terms of the relevant Deposit Agreement, the First Interstate Depositary Receipts then outstanding will thereafter represent the shares of the relevant series of New Wells Fargo Preferred Stock. Wells Fargo intends to request that the Depositary call for surrender of all outstanding First Interstate Depositary Receipts to be exchanged for New Wells Fargo Depositary Receipts evidencing the New Wells Fargo Depositary Shares. See "Description of Wells Fargo Capital Stock."

  Each outstanding share of First Interstate Capital Stock owned by Wells Fargo or its subsidiaries or First Interstate or its subsidiaries (except for Trust/DPC Shares) or by First Interstate as treasury stock will be canceled at the Effective Time and will cease to exist, and no securities of Wells Fargo or other consideration will be delivered in exchange therefor. All shares of Wells Fargo Common Stock that are owned by First Interstate or its subsidiaries (except for Trust/DPC Shares) will become treasury stock of Wells Fargo.

  Conversion of First Interstate Stock Options. At the Effective Time, each First Interstate Stock Option issued by First Interstate pursuant to any First Interstate Stock Plan that is outstanding and unexercised immediately prior to the Effective Time will be converted automatically into a Wells Fargo Option to purchase shares of Wells Fargo Common Stock with (i) the number of shares of Wells Fargo Common Stock subject to the Wells Fargo Option being equal to the product of the number of shares of First Interstate Common Stock subject to the First Interstate Stock Option multiplied by the Exchange Ratio and rounded down to the nearest share and (ii) the exercise price per share of Wells Fargo Common Stock subject to the Wells Fargo Option being equal to the exercise price per share of First Interstate Common Stock under the First Interstate Stock Option divided by the Exchange Ratio and rounded up to the nearest cent. The conversion is intended to be effected in a manner such that any First Interstate Stock Options that are "incentive stock options" within the meaning of Section 422 of the Code shall remain so. As discussed below, pursuant to the terms of the First Interstate Stock Plans and the Wells Fargo Stock Option Plans, respectively, each First Interstate Stock Option held by active employees will vest and become exercisable in connection with the Merger. See "--Conduct of Business Pending the Merger and Other Agreements" and "--Interests of Certain Persons in the Merger." Approval of the Merger Agreement by First Interstate's stockholders will constitute a change in control of First Interstate for purposes of First Interstate's benefit plans, including but not limited to the First Interstate Stock Plans. Other than with respect to the acceleration of the exercisability of such First Interstate Stock Options upon approval of the Merger Agreement by the stockholders of First Interstate, the duration and other terms of the Wells Fargo Stock Options shall be the same as the predecessor First Interstate Stock Options.


EXCHANGE OF CERTIFICATES AND DEPOSITARY RECEIPTS; FRACTIONAL SHARES

  First Interstate. At or prior to the Effective Time, Wells Fargo will deposit, or cause to be deposited, with First Chicago Trust Company of New York (the "Exchange Agent"), for the benefit of the holders of certificates of First Interstate Capital Stock, certificates representing the shares of Wells Fargo Common Stock and New Wells Fargo Preferred Stock (and cash in lieu of fractional shares of Wells Fargo Capital Stock, if applicable).

  As soon as is practicable after the Effective Time, and in no event later than ten business days thereafter, the Exchange Agent will mail a form of transmittal letter to the holders of certificates representing shares of First Interstate Capital Stock. The form of transmittal letter will contain instructions with respect to the surrender of such certificates in exchange for shares of Wells Fargo Common Stock (and cash in lieu of fractional shares of Wells Fargo Common Stock, if applicable).

  THE DEPOSITARY IS THE ONLY HOLDER OF RECORD OF SHARES OF FIRST INTERSTATE PREFERRED STOCK, WHICH ARE REPRESENTED BY THE FIRST INTERSTATE DEPOSITARY SHARES. THE EXCHANGE AGENT WILL EFFECT THE EXCHANGE OF CERTIFICATES REPRESENTING THE FIRST INTERSTATE PREFERRED STOCK FOR CERTIFICATES REPRESENTING THE NEW WELLS FARGO PREFERRED STOCK IN CONNECTION WITH THE MERGER. ALL HOLDERS OF RECORD OF FIRST INTERSTATE DEPOSITARY SHARES EVIDENCED BY FIRST INTERSTATE DEPOSITARY RECEIPTS SHOULD FOLLOW THE EXCHANGE PROCEDURES OUTLINED IMMEDIATELY BELOW.

  Promptly after the Effective Time, the Depositary will mail to each holder of record of First Interstate Depositary Shares a notice advising the holder of the effectiveness of the Merger accompanied by a transmittal form (the "Depositary Receipt Transmittal Form"). The Depositary Receipt Transmittal Form will contain instructions with respect to the surrender of First Interstate Depositary Receipts evidencing First Interstate Depositary Shares and will specify that delivery will be effected, and risk of loss and title to such First Interstate Depositary Receipts will pass, only upon delivery of the First Interstate Depositary Receipts to the Depositary. Upon surrender in accordance with the instructions contained in the Depositary Receipt Transmittal Form, to the Depositary of First Interstate Depositary Receipts evidencing First Interstate Depositary Shares, the holder thereof will be entitled to receive in exchange therefor New Wells Fargo Depositary Receipts evidencing the appropriate number of New Wells Fargo Depositary Shares.

  FIRST INTERSTATE STOCK CERTIFICATES AND FIRST INTERSTATE DEPOSITARY RECEIPTS SHOULD NOT BE RETURNED WITH THE ENCLOSED PROXY CARD AND SHOULD NOT BE FORWARDED TO THE EXCHANGE AGENT OR THE DEPOSITARY EXCEPT WITH A TRANSMITTAL FORM, WHICH WILL BE PROVIDED TO HOLDERS FOLLOWING THE EFFECTIVE TIME.

  No dividends or other distributions declared with respect to Wells Fargo Common Stock or New Wells Fargo Preferred Stock (including the related New Wells Fargo Depositary Shares) with a record date after the Effective Time will be paid to the holder of any certificate representing shares of First Interstate Capital Stock or any First Interstate Depositary Receipt until such certificate or receipt has been surrendered for exchange. Holders of certificates representing shares of First Interstate Common Stock or First Interstate Preferred Stock (or First Interstate Depositary Receipts representing First Interstate Depositary Shares) will be paid the amount of dividends or other distributions with a record date after the Effective Time after surrender of such certificates, without any interest thereon.

  No fractional shares of Wells Fargo Common Stock will be issued to any holder of First Interstate Common Stock upon consummation of the Merger. In lieu of each fractional share that would otherwise be issued, Wells Fargo will pay cash in an amount equal to such fraction multiplied by the average of the closing sale prices of Wells Fargo Common Stock on the NYSE as reported by The Wall Street Journal for the five trading days immediately preceding the date of the Effective Time. No interest will be paid or accrued on the cash in lieu of fractional shares payable to holders of such certificates. No such holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional share of Wells Fargo Common Stock that such holder otherwise would have been entitled to receive.

  None of Wells Fargo, First Interstate, the Exchange Agent or any other person will be liable to any former holder of First Interstate Capital Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  If a certificate representing First Interstate Capital Stock or a First Interstate Depositary Receipt has been lost, stolen or destroyed, the Exchange Agent will issue the consideration properly payable in accordance with the Merger Agreement upon receipt of appropriate evidence as to such loss, theft or destruction, appropriate evidence as to the ownership of such certificate or receipt by the claimant, and appropriate and customary indemnification.

  For a description of the differences between the rights of the holders of Wells Fargo Common Stock and First Interstate Common Stock, see "--Comparison of Rights of Holders of First Interstate Common Stock and Wells Fargo Common Stock." For a description of the Wells Fargo Capital Stock, including the New Wells Fargo Preferred Stock and the New Wells Fargo Depositary Shares, see "Description of Wells Fargo and Wells Fargo Capital Stock."

  Wells Fargo. Shares of Wells Fargo Common Stock and Wells Fargo Preferred Stock issued and outstanding immediately prior to the Effective Time will remain issued and outstanding and be unaffected by the Merger, and holders of such stock will not be required to exchange the certificates representing such stock or take any other action by reason of the consummation of the Merger.

REPRESENTATIONS AND WARRANTIES

  In the Merger Agreement each of Wells Fargo and First Interstate makes representations and warranties to the other regarding, among other things, (i) its corporate organization and existence and the corporate organization and existence of each entity consolidated with it for financial reporting purposes (each such entity, a "Subsidiary"); (ii) its capitalization; (iii) its corporate power and authority to enter into, and its due authorization, execution and delivery of, the Merger Agreement and related agreements and documents; (iv) the Merger Agreement and related agreements and documents not violating its charter and bylaws, applicable law and certain material agreements; (v) required governmental and third party approvals; (vi) timely filing of required regulatory reports; (vii) its financial statements; (viii) its investment banking arrangements; (ix) the absence of any event since September 30, 1995 having or reasonably likely to have a Material Adverse Effect (as defined herein) on it or the Surviving Corporation or constituting a material change in the conduct of its business; (x) the absence of legal proceedings as to which there is a reasonable probability of an adverse determination upon and which, if adversely determined, would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect; (xi) the filing and accuracy of its tax returns and the absence of any condition that might cause the Merger not to qualify as a reorganization within the meaning of Section 368(a) of the Code (as defined herein); (xii) its employee benefit plans and related matters; (xiii) its compliance with applicable law; (xiv) the absence of material defaults under certain of its contracts; (xv) the absence of agreements between it and regulatory agencies;
(xvi) the absence of undisclosed liabilities; (xvii) the inapplicability to the transactions contemplated by the Merger Agreement of any "moratorium," "control share," "fair price" or other anti-takeover laws or regulations of any state; (xviii) in the case of First Interstate only, the fact that the Merger Agreement and the transactions contemplated thereby will not result in the grant of any rights to any person under the Rights Agreement; (xix) environmental liabilities; (xx) certain interest rate risk management instruments; and (xxi) the accuracy of the information relating to it and its Subsidiaries contained in this Joint Proxy Statement/Prospectus. In addition, First Interstate has represented and warranted that it has taken all corporate action necessary to terminate the FIB/FBS Merger Agreement pursuant to the provisions thereof and has no further obligations thereunder or under any of the other agreements entered into in connection therewith.

CONDUCT OF BUSINESS PENDING THE MERGER AND OTHER AGREEMENTS

  Pursuant to the Merger Agreement, prior to the Effective Time, except as expressly contemplated by the Merger Agreement or specified in a schedule thereto or as contemplated by the Settlement Agreement or the Fee Agreements, each of Wells Fargo and First Interstate has agreed to, and to cause its Subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice, (ii) use its reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees and (iii) refrain from taking any action that would adversely affect or delay the ability of either Wells Fargo or First Interstate to obtain any Requisite Regulatory Approvals or to perform its covenants and agreements under the Merger Agreement and the Fee Agreements.

  In addition, except as expressly contemplated by the Merger Agreement or specified in a schedule thereto or as contemplated by the Settlement Agreement or the Fee Agreements, each of Wells Fargo and First Interstate has agreed that prior to the Effective Time, without the consent of the other party, it and its Subsidiaries will not, among other things: (i) declare or pay dividends in a manner inconsistent with past practice or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock or issue any additional shares of capital stock except pursuant to certain exceptions set forth in the Merger Agreement; (ii) dispose of any of its material properties or assets or make any material acquisition or investment except in the ordinary course of business consistent with past practice or pursuant to certain exceptions set forth in the Merger Agreement; (iii) except for transactions in the ordinary course of business consistent with past practice, enter into, amend or terminate any material contract or agreement other than renewals of contracts and leases without material adverse changes of terms; or
(iv) increase the compensation or fringe benefits of any of its employees or enter into or modify any employee benefit plans or employment agreements except in the ordinary course of business consistent with past practice or in an aggregate amount not exceeding $10 million.

  In the Merger Agreement, each party has agreed not to, and not to authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes, a "Takeover Proposal" (as defined herein), or recommend or endorse any Takeover Proposal, participate in any discussions or negotiations regarding any Takeover Proposal, provide third parties with any nonpublic information relating to any Takeover Proposal or otherwise facilitate any effort or attempt to make or implement a Takeover Proposal; provided, however, that each party may, and may authorize and permit its officers, directors, employees or agents to, provide third parties with nonpublic information, or otherwise facilitate any effort or attempt by any third party to make or implement a Takeover Proposal, recommend or endorse any Takeover Proposal with or by any third party and participate in discussions and negotiations with any third party relating to any Takeover Proposal if such party's Board of Directors, after having consulted with and considered the advice of outside counsel, reasonably determines in good faith that the failure to do so would cause the members of such Board of Directors to breach their fiduciary duties under applicable laws. Each party is obligated to advise the other party immediately following receipt of a Takeover Proposal and to further advise the other party immediately of any developments relating thereto. As used in the Merger Agreement, "Takeover Proposal" means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving First Interstate or Wells Fargo or, as the case may be, any of their respective Subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, First Interstate or Wells Fargo or any of their respective Subsidiaries other than the transactions contemplated or permitted by the Merger Agreement.

  Wells Fargo and First Interstate have also agreed to use their reasonable best efforts to promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings, and to obtain and to cooperate in obtaining permits, consents, approvals and authorizations of all third parties and governmental entities necessary or advisable to consummate the transactions contemplated by the Merger Agreement and to comply with the terms and conditions of all such permits, consents, approvals and authorizations. Wells Fargo and First Interstate have, subject to the restrictions set forth in the Merger Agreement, each agreed, upon request, to furnish to the other party all information concerning themselves and their subsidiaries, directors, officers and shareholders and such other matters as may be necessary in furtherance of the Merger. Wells Fargo and First Interstate have also agreed, subject to the terms and conditions of the Merger Agreement, to use their best efforts to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its subsidiaries and to consummate the Merger. Wells Fargo has further agreed to use its best efforts to cause the shares of Wells Fargo Common Stock and the New Wells Fargo Depositary Shares to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance.

  Wells Fargo and First Interstate have also agreed that the employee benefit plans in place at the Effective Time with respect to employees of Wells Fargo and First Interstate (the "Wells Fargo Benefit Plans" and the "First Interstate Benefit Plans," respectively), as the case may be, will remain in effect for such employees until such time as Wells Fargo adopts new benefit plans (the "New Benefit Plans") covering employees of both parties who continue to be employed by Wells Fargo or any of its subsidiaries. Wells Fargo and First Interstate have agreed to use their reasonable best efforts to develop New Benefit Plans that, among other things, treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including, without limitation, duties, geographic location, tenure, qualifications and abilities. In view of the changed nature of the benefit programs which will be applicable to employees of First Interstate after the Effective Time, Wells Fargo and First Interstate have agreed to use their reasonable best efforts to develop equitable transition rules relating to the benefits to be provided to First Interstate employees, with particular emphasis on retirement benefits to be provided to those First Interstate employees who are nearing eligibility for early retirement. Notwithstanding the foregoing, Wells Fargo will honor in accordance with their terms all First Interstate Benefit Plans and other contracts, arrangements, commitments, or understandings disclosed by First Interstate.

  The approval of the Merger Agreement by First Interstate's stockholders will constitute a change in control of First Interstate for purposes of the First Interstate Benefit Plans. Accordingly, provisions of certain of these benefit plans will cause the acceleration of vesting of certain equity-based incentives and payment of certain cash-based incentives. Wells Fargo also will be obligated to indemnify the officers and directors of Wells Fargo and First Interstate for any liabilities incurred in connection with any matters existing or occurring at or prior to the Effective Time and to provide Directors and Officers liability insurance with respect to such matters for six years. See "-- Interests of Certain Persons in the Merger."

CONDITIONS TO THE CONSUMMATION OF THE MERGER

  Each party's obligation to effect the Merger is subject, among other things, to satisfaction, at or prior to the Effective Time of the following conditions: (i) the Merger Agreement shall have been approved and adopted by the requisite affirmative votes of the holders of First Interstate Common Stock and the Wells Fargo Common Stock entitled to vote thereon; (ii) the shares of Wells Fargo Common Stock and the New Wells Fargo Depositary Shares to be issued in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance; (iii) all regulatory approvals required to consummate the transactions contemplated by the Merger Agreement shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals"), and no Requisite Regulatory Approval shall have imposed any condition, requirement or restriction that the Board of Directors of either party reasonably determines in good faith would so materially adversely impact the economic or business benefits of the transactions contemplated by the Merger Agreement as to render inadvisable the consummation of the Merger (any such condition, requirement or restriction, a "Burdensome Condition"), (iv) no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Commission; and (v) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement shall be in effect, and no statute, rule, regulation, order, injunction or decree shall have been enacted, entered or promulgated which prohibits, restricts or makes illegal consummation of the Merger.

  Wells Fargo's obligation to effect the Merger is also subject, among other things, to the satisfaction or waiver by Wells Fargo at or prior to the Effective Time of, among others, the following conditions: (i) (x) certain representations and warranties of First Interstate set forth in the Merger Agreement (including, without limitation, the representation that since September 30, 1995, no event has occurred which has had or would reasonably be expected to have, individually or in the aggregate, a "Material Adverse Effect" (as defined herein) on First Interstate or the Surviving Corporation) shall be true and correct in all material respects as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date and (y) the representations and warranties of First Interstate set forth in the Merger Agreement, other than those specifically enumerated in the provision described in clause (x) hereof, shall be true and correct in all respects as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of the condition described in this clause (y), no effect shall be given to any exception in such representations and warranties relating to materiality or a Material Adverse Effect, and provided, further, however, that, for purposes of the provision described in this clause (y), such representations and warranties shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on First Interstate and its Subsidiaries taken as a whole; (ii) First Interstate shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement on or prior to the Closing Date; (iii) the Rights issued pursuant to the Rights Agreement shall not have become nonredeemable, exercisable, distributed or triggered pursuant to the terms of such agreement; and (iv) receipt of an opinion of Sullivan & Cromwell, dated as of the Effective Time, addressed to Wells Fargo, substantially to the effect that the Merger will qualify as a "reorganization" under Section 368(a) of the Code.

  First Interstate's obligation to effect the Merger is also subject, among other things, to: the satisfaction or waiver by First Interstate at or prior to the Effective Time of, among others, the following conditions: (i) (x) certain representations and warranties of Wells Fargo set forth in the Merger Agreement (including, without limitation, the representation that since September 30, 1995, no event has occurred which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Wells Fargo) shall be true and correct in all material respects as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date and (y) the representations and warranties of Wells Fargo set forth in the Merger Agreement other than those specifically enumerated in the provision described in clause (x) hereof shall be true and correct in all respects as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of the condition described in this clause (y), no effect shall be given to any exception in such representations and warranties relating to materiality or a Material Adverse Effect, and provided, further, however, that, for purposes of the provision described in this clause (y), such representations and warranties shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on Wells Fargo; (ii) Wells Fargo shall have performed in all material respects all obligations required to be performed by it under the

Merger Agreement on or prior to the Closing Date; and (iii) receipt of an opinion of Skadden, Arps, Slate, Meagher & Flom, dated as of the Effective Time, addressed to First Interstate, substantially to the effect that, the Merger will qualify as a "reorganization" under Section 368(a) of the Code.

  As used in the Merger Agreement, the term "Material Adverse Effect" means, with respect to Wells Fargo, First Interstate or the Surviving Corporation, as the case may be, a material adverse effect on the business, results of operations or financial condition of such party and its respective subsidiaries taken as a whole or a material adverse effect on such party's ability to consummate the transactions contemplated hereby; provided, however, that in determining whether a Material Adverse Effect has occurred there shall be excluded any effect on (I) the referenced party the cause of which is (i) any change in banking and similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (ii) any change in generally accepted accounting principles or regulatory accounting requirements applicable to banks or their holding companies generally, (iii) any action or omission of Wells Fargo or First Interstate or any Subsidiary thereof in contemplation of the Merger and, (iv) any changes in general economic conditions affecting banks or their holding companies generally and (II) First Interstate and its subsidiaries caused by, relating to or arising out of the actions taken or omitted to be taken on or after October 17, 1995 by First Interstate and its directors, officers, employees, representatives and agents (i) in response to the various actions taken by Wells Fargo in connection with its efforts to engage in a business combination transaction with First Interstate and (ii) in connection with First Interstate's pursuit, prior to the date hereof, of strategic alternatives other than a business combination transaction with Wells Fargo (including without limitation the execution of the FIB/FBS Merger Agreement and the Settlement Agreement and the other documents executed in connection therewith and any actions taken in connection therewith or in respect thereof), in each case including without limitation all attorneys', investment bankers', accountants' and other fees and expenses incurred in connection therewith or as a result of any actions, suits or proceedings relating thereto.

REGULATORY APPROVALS

  Under the Merger Agreement, the obligations of both Wells Fargo and First Interstate are conditioned upon, among other things, the Requisite Regulatory Approvals having been obtained and remaining in full force and effect, all statutory waiting periods in respect thereof having expired and no such approval having imposed a Burdensome Condition.

  Each of Wells Fargo and First Interstate has agreed to use its reasonable best efforts to obtain the Requisite Regulatory Approvals, which include approvals from the Federal Reserve Board and various state and foreign regulatory authorities. As described below, applications and notices seeking the Requisite Regulatory Approvals have been filed. The Merger cannot proceed in the absence of the Requisite Regulatory Approvals. Although no assurances can be given, Wells Fargo and First Interstate anticipate that they will in fact receive all regulatory approvals and that no such approval will impose a Burdensome Condition.

  On November 13, 1995, Wells Fargo filed applications and notices in draft form with the FRB-SF seeking approval of, among other things, the Merger; the application was refiled in final form on November 17, 1995. Wells Fargo has filed additional applications and notices with various governmental authorities seeking all approvals required to permit consummation of the Merger. On December 20, 1995, the FRB-SF accepted Wells Fargo's application for processing.

  The Merger is subject to approval by the Federal Reserve Board pursuant to Sections 3 and 4 of the BHCA. Assuming Federal Reserve Board approval, the Merger may not be consummated until 30 days after such approval, during which time the Department of Justice may challenge the Merger on antitrust grounds and seek the divestiture of certain assets and liabilities. With the approval of the Federal Reserve Board and the Department of Justice, the waiting period may be reduced to no less than 15 days.

  The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes which:

    (i) would result in a monopoly or which would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States; or

    (ii) may have the effect in any section of the United States of substantially lessening competition, or tending to create a monopoly, or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

  The Federal Reserve Board, the Department of Justice and California authorities will require that Wells Fargo divest certain operations in order to alleviate what such agencies believe would otherwise be an adverse competitive effect. In its application filed with the FRB--SF, Wells Fargo committed to divest approximately $1 billion in deposits and related assets in connection with regulatory concerns regarding possible adverse competitive effects of the Merger. It is possible that the Federal Reserve Board, the Department of Justice and/or California authorities will require more substantial divestitures but Wells Fargo believes that it would be able to reach agreement with the agencies on appropriate divestitures and obtain the regulatory approvals required for the Merger. Although any potential divestitures may affect certain pro forma combined financial statement amounts, merger and restructuring costs, cost savings and revenues, Wells Fargo and First Interstate believe that the aggregate amount and financial impact of any such divestitures will not constitute a Burdensome Condition or have a Material Adverse Effect. In addition, Wells Fargo believes that revenue losses will be offset by cost savings and the premium received for the divested operations. For these reasons, the pro forma financial statements included herein do not reflect any divestitures.

  The Federal Reserve Board will also consider the financial and managerial resources of the companies and their subsidiary banks. In addition, under the Community Reinvestment Act of 1977, as amended (the "CRA"), the Federal Reserve Board must take into account the record of performance of each of Wells Fargo and First Interstate in meeting the credit needs of the entire community, including low and moderate income neighborhoods, served by each company. As part of the review process, the Federal Reserve Board frequently receives comments and protests from community groups and others. As of the date hereof, a number of community groups and individuals have submitted comments and protests with respect to the application filed by Wells Fargo. Wells Fargo's principal bank, Wells Fargo Bank, N.A. (which represents approximately 90% of Wells Fargo's consolidated assets), has received an "Outstanding" rating, the CRA's highest rating. Four of First Interstate's banks, including its California lead bank, have an "Outstanding" rating, and First Interstate's other bank subsidiaries have received a "Satisfactory" CRA rating.

  The Federal Reserve Board will furnish notice and a copy of the application for approval of the Merger to the Office of the Comptroller of the Currency (the "OCC"), the FDIC and the appropriate state regulatory authorities. These agencies have 30 days to submit their views and recommendations to the Federal Reserve Board. The Federal Reserve Board is required to hold a public hearing in the event it receives a written recommendation of disapproval of the application from any of these agencies within such 30-day period. Furthermore, Federal Reserve Board regulations require publication of notice of, and the opportunity for public comment on, the application submitted by Wells Fargo for approval of the Merger and authorize the Federal Reserve Board to hold a public hearing in connection therewith if the Federal Reserve Board determines that such a hearing would be appropriate. As noted above, comments have been submitted with respect to Wells Fargo's application; a number of such comments requested the Federal Reserve Board to hold public hearings. The Federal Reserve Board held hearings on Wells Fargo's application on January 22, 24 and 25, 1996.

  Under Section 4 of the BHCA and related regulations, the Federal Reserve Board must consider whether the performance of Wells Fargo's and First Interstate's nonbanking activities on a combined basis can reasonably be expected to produce benefits to the public (such as greater convenience, increased competition and gains in efficiency) that outweigh possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest and unsound banking practices). This consideration includes an evaluation of the financial and managerial resources of Wells Fargo and First Interstate and the effect of the proposed transaction on those resources.

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


  In addition, in connection with the Merger, Wells Fargo has filed applications or notices with the Minister of Finance of Canada as well as a number of state regulatory agencies, primarily in relation to the acquisition of control over certain subsidiaries of First Interstate that will result from consummation of the Merger. A brief description of such applications and notices follows:

    Alaska. Wells Fargo has requested a permit in relation to the acquisition of First Interstate Bank of Alaska, N.A. from the Alaska Department of Commerce and Economic Development pursuant to (S) 06.05.570(a) of the Alaska Banking Code. An application for such a permit was filed on November 20, 1995.

    Arizona. Wells Fargo received approval on January 22, 1996 from the Arizona Superintendent of Banking to acquire First Interstate Bank of Arizona, N.A. ("FI Arizona").

    Wells Fargo has requested prior approval in connection with the acquisition of First Interstate Insurance Company (a wholly owned subsidiary of FI Arizona) from the Arizona Director of Insurance pursuant to (S) 20-481.02(B) of the Arizona Revised Statutes. An application for such approval was filed on November 29, 1995.

    California. Wells Fargo has requested prior approval in connection with the acquisition of First Interstate, First Interstate Bank of California, First Interstate Bank, Ltd. and First Interstate Central Bank from the California Superintendent of Banking pursuant to the California Financial Code. An application for an exemption pursuant to (S) 708 of the California Financial Code or an approval pursuant to (S) 701 of the California Financial Code was filed on November 21, 1995.

    Canada. Wells Fargo has requested prior approval in connection with the acquisition of First Interstate Bank of Canada from the Minister of Finance of Canada pursuant to (S) 377 of the Bank Act (Canada). An application for such approval was filed on December 4, 1995.

    Colorado. Wells Fargo received approval on January 18, 1996 from the Colorado Banking Board to acquire First Interstate Bank of Denver, N.A. and First Interstate Bank of Englewood, N.A.

    Idaho. Wells Fargo has requested prior approval in connection with the acquisition of First Interstate Bank of Idaho, N.A. from the Idaho Director of the Department of Finance pursuant to (S) 26-2606 of the Idaho Code. An application for such approval was filed on November 24, 1995.

    Montana. Wells Fargo has in connection with the acquisition of First Interstate Bank of Montana, N.A., submitted a copy of Wells Fargo's Federal Reserve Application to the Montana Department of Commerce, together with a certification that Montana State deposit limitations have not been violated, pursuant to (S) 32-1-384 of the Montana Code. An appropriate submission was made on November 29, 1995.

    Nevada. Wells Fargo has requested prior approval in connection with the acquisition of First Interstate Bank of Nevada, N.A. from the Nevada Commissioner of Financial Institutions pursuant to (S) 666.305 of the Nevada Revised Statutes. An application for such approval was filed on November 22, 1995.

    New Mexico. Wells Fargo has given 90 days' prior notice to the New Mexico Director of the Financial Institutions Division of the Regulation and Licensing Department in connection with the acquisition of First Interstate Bank of New Mexico, N.A. pursuant to section 58-26-5 of the New Mexico Statutes. Such notice was filed on November 20, 1995.

    Texas. Wells Fargo has in connection with the acquisition of First Interstate Bank of Texas, N.A. provided notice and a copy of Wells Fargo's Federal Reserve Application to the Texas Banking Commissioner pursuant to
  (S) 8.301 of the Texas Banking Act. Such notice and a copy of such Application were filed on November 22, 1995.

    Vermont. Wells Fargo has in connection with the acquisition of Western Bonding & Casualty Company, a captive insurance company subsidiary of First Interstate, given notice to the Vermont Director of Captive Insurance Companies. Such notice was filed on November 22, 1995.

    Wyoming. Wells Fargo has requested prior approval in connection with the acquisition of First Interstate Bank of Wyoming, N.A. from the Wyoming Commissioner of Banking pursuant to (S) 13-9-303 of the Wyoming Statutes. An application for such approval was filed on November 21, 1995.

TERMINATION OF THE MERGER AGREEMENT; FEE AGREEMENTS

  The Merger Agreement may be terminated by mutual agreement of the First Interstate Board and the Wells Fargo Board. The Merger Agreement may also be terminated by either the First Interstate Board or the Wells Fargo Board: (a) if (i) any governmental entity which must grant a Requisite Regulatory Approval has denied approval of the Merger or (ii) any governmental entity has issued an order enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement and such denial or order shall have become final and nonappealable; (b) if the Merger shall not have been consummated on or before December 31, 1996, unless the failure of the Effective Time to occur by such date shall be due to the failure of the party seeking to terminate the Merger Agreement to perform or observe the covenants and agreements of such party set forth therein; (c) provided that the terminating party is not then in material breach of the Merger Agreement, if the other party shall have breached any of the covenants or agreements made by such other party or any of the representations or warranties made by such other party, and in either case, such breach is not cured within 30 days following written notice to the breaching party, or which breach cannot be cured prior to the Closing and would entitle the non-breaching party not to consummate the transactions contemplated by the Merger Agreement; (d) if any approval of the shareholders of Wells Fargo or First Interstate contemplated by the Merger Agreement shall not have been obtained by reason of the failure to obtain the required vote at the relevant Special Meeting or at any adjournment or postponement thereof; (e) prior to the approval of the Merger Agreement by the requisite vote of First Interstate's shareholders (if First Interstate is the terminating party) or the Wells Fargo Proposal (if Wells Fargo is the terminating party), if there exists at such time a Takeover Proposal by a third party to merge with or acquire a substantial equity interest in, or a substantial portion of the assets of the terminating party and the Board of Directors of the terminating party, after having consulted with outside legal counsel, reasonably determines in good faith that acceptance of such proposal is necessary in the exercise of its fiduciary duties; (f) if the Board of Directors of either party reasonably determines in good faith that any of the Requisite Regulatory Approvals contains a Burdensome Condition; or (g) if the Board of Directors of the other party withdraws, modifies or changes in a manner adverse to the terminating party its approval or recommendation of the Merger Agreement and the transactions contemplated thereby.


  In order to induce Wells Fargo to enter into the Merger Agreement, and in consideration of Wells Fargo's undertaking of efforts in furtherance of the transactions contemplated by the Merger Agreement, First Interstate entered into the First Interstate Fee Agreement with Wells Fargo and, in order to induce First Interstate to enter into the Merger Agreement, and in consideration of First Interstate's undertaking of efforts in furtherance of the transactions contemplated by the Merger Agreement, Wells Fargo entered into the Wells Fargo Fee Agreement with First Interstate. The following description of the Fee Agreements is qualified in its entirety by reference to the Wells Fargo Fee Agreement and the First Interstate Fee Agreement, copies of which are set forth as Appendices B and C hereto, respectively, and which are incorporated herein by reference.

  For purposes of the following summary of the Fee Agreements, the term (i) "Payor" means First Interstate with respect to the First Interstate Fee Agreement and Wells Fargo with respect to the Wells Fargo Fee Agreement and
(ii) "Recipient" means Wells Fargo with respect to the First Interstate Fee Agreement and First Interstate with respect to the Wells Fargo Fee Agreement.

  Pursuant to the respective Fee Agreements, Payor is required to pay Recipient termination fees if the Merger Agreement is terminated in certain events. A cash fee of $50 million (the "First Trigger Fee") would generally become payable if, prior to a "Nullifying Event" (as hereinafter defined), the Merger Agreement is terminated after or concurrently with the occurrence of a "First Trigger Event" (as hereinafter defined). In addition, a fee of $150 million (less the amount of the First Trigger Fee already paid) would generally become payable if, prior to a "Nullifying Event," (i) the Merger Agreement is terminated, (ii) prior to or concurrently with such termination a First Trigger Event shall have occurred and (iii) prior to, concurrently with or within 18 months after such termination an "Acquisition Event" (as hereinafter defined) shall have occurred.

  The Fee Agreements define the term "First Trigger Event" to mean the occurrence of any of the following events:

    (i) Payor's Board of Directors shall have failed to approve or recommend the Merger Agreement or the Merger, or shall have withdrawn or modified in a manner adverse to Recipient its approval or recommendation of the Merger Agreement or the Merger, or shall have resolved or publicly announced an intention to do either of the foregoing;

    (ii) Payor or any Significant Subsidiary (as such term is defined in the Fee Agreements), or the Board of Directors thereof, shall have recommended that the shareholders of Payor approve any "Acquisition Proposal" (as hereinafter defined) or shall have entered into an agreement with respect to, or authorized, approved, proposed or publicly announced its intention to enter into, any Acquisition Proposal;

    (iii) the Merger Agreement or the Merger shall not have been approved at a meeting of Payor's shareholders which has been held for that purpose prior to termination of the Merger Agreement in accordance with its terms, if prior thereto it shall have been publicly announced that any third party shall have made, or disclosed an intention to make, an Acquisition Proposal;

    (iv) a third party shall have acquired beneficial ownership or the right to acquire beneficial ownership of 50% or more of the then outstanding shares of the stock then entitled to vote generally in the election of directors of Payor; or

    (v) following the making of an Acquisition Proposal, Payor shall have breached any covenant or agreement contained in the Merger Agreement such that Recipient would be entitled to terminate the Merger Agreement (without regard to any grace period provided for therein), unless such breach is promptly cured without jeopardizing consummation of the Merger.

  The Fee Agreements define the term "Acquisition Proposal" to mean the occurrence of any (i) publicly announced proposal, (ii) regulatory application or notice, (iii) agreement or understanding, (iv) disclosure of an intention to make a proposal or (v) amendment to any of the foregoing, made or filed on or after January 23, 1996, in each case with respect to any of the following transactions with a third party: (A) a merger or consolidation, or any similar transaction, involving Payor or any Significant Subsidiary (other than mergers, consolidations or similar transactions involving solely Payor and/or one or more of its subsidiaries and other than a merger or consolidation as to which the common shareholders of Payor immediately prior thereto in the aggregate own at least 70% of the common stock of the publicly held surviving or successor corporation (or any publicly held or ultimate parent company thereof) immediately following consummation thereof); (B) a purchase, lease or other acquisition of all or substantially all of the assets or deposits of Payor or any of its subsidiaries; or (C) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 20% or more of the voting power of Payor or any Significant Subsidiary. However, for purposes of the First Interstate Fee Agreement, no action taken by FBS prior to, on or after the date hereof with respect to a merger or similar business combination involving First Interstate and FBS in which the holders of First Interstate Common Stock would receive, for each such share, solely 2.60 or less shares of the common stock of FBS (together with cash in lieu of any fractional shares) will constitute an Acquisition Proposal. The Fee Agreements define "Acquisition Event" to mean the consummation of any Acquisition Proposal, provided, that the percentage referenced in clause (C) above shall be 50% instead of 20%.

  The Fee Agreements define the term "Nullifying Event" to mean (A) any of the following events occurring and continuing at a time when Payor is not in material breach of any of its covenants or agreements contained in the Merger
Agreement: (i) Recipient is in breach of any of its covenants or agreements contained in the Merger Agreement such that Payor is entitled to terminate the Merger Agreement (without regard to any grace period provided for therein),
(ii) the stockholders of Recipient shall have voted and failed to approve the matters to be voted on at the Recipient's Special Meeting or at any adjournment or postponement thereof (unless the matters to be voted on at the Payor's Special Meeting shall not have been approved at a meeting of Payor shareholders which was held on or prior to such date) or
(iii) the Board of Directors of Recipient shall have failed to approve or recommend that the stockholders of Recipient approve the adoption of the Merger Agreement or shall have withdrawn, modified or changed in any manner adverse to Payor its approval or recommendation that the stockholders of Recipient approve the adoption of the Merger Agreement or shall have resolved or publicly announced its intention to do any of the foregoing or (B) the termination of the Merger Agreement as a result of either party's Board of Directors reasonably determining in good faith that a Burdensome Condition has been imposed.

ACCOUNTING TREATMENT


  Upon consummation of the Merger, Wells Fargo will account for the acquisition of the shares of First Interstate Common Stock using the purchase method of accounting. Accordingly, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the consummation date. Income (or loss) of First Interstate prior to the consummation date will not be included in income of the combined company.

APPRAISAL RIGHTS


  Under the DGCL, holders of First Interstate Common Stock, First Interstate Preferred Stock (including the holders of First Interstate Depositary Shares), Wells Fargo Common Stock, and Wells Fargo Preferred Stock will have no appraisal rights in connection with the Merger Agreement and the consummation of the transactions contemplated thereby.

EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

  At any time prior to the Effective Time, First Interstate and Wells Fargo, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement and (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Subject to compliance with applicable law, the Merger Agreement may be amended at any time by an agreement among the parties, approved or authorized by their respective boards of directors; except that after any approval of the transactions contemplated by the Merger Agreement by the stockholders of First Interstate, there may not be, without further approval of such stockholders, any amendment to the Merger Agreement that reduces the amount or changes the form of the consideration to be delivered to the First Interstate stockholders thereunder.

BOARD OF DIRECTORS AND HEADQUARTERS OF WELLS FARGO FOLLOWING THE MERGER

Board of Directors

  At the Effective Time, each person serving on the Wells Fargo Board immediately prior to the Effective Time will continue to serve on the Wells Fargo Board. In addition, Wells Fargo will cause the Wells Fargo Board to be expanded by up to seven seats as of the Effective Time and such directorships will be filled by persons serving on the First Interstate Board who are to be jointly selected by Wells Fargo and First Interstate; provided that, the Wells Fargo Board may be expanded by fewer than seven seats if there are fewer than seven members of the First Interstate Board at the Effective Time who choose to serve on the Wells Fargo Board.

Headquarters

  Upon consummation of the Merger, the Surviving Corporation shall maintain corporate headquarters in each of San Francisco and Los Angeles, and one or more of the senior corporate officers of the Surviving Corporation shall be based in Los Angeles.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain members of Wells Fargo's management and the Wells Fargo Board, and First Interstate's management and the First Interstate Board, respectively, may be deemed to have certain interests in the Merger that are in addition to their interests as stockholders of Wells Fargo or First Interstate, as the case may be, generally. The Wells Fargo Board and the First Interstate Board were aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  Board of Directors. Pursuant to the terms of the Merger Agreement, members of the Wells Fargo Board will continue to serve on the Wells Fargo Board upon consummation of the Merger and up to seven members of the current First Interstate Board will become members of the Wells Fargo Board at the Effective Time.

  Directors and Officers Insurance; Limitation of Liability of First Interstate and Wells Fargo Directors and Officers. The Merger Agreement requires that Wells Fargo and First Interstate defend and respond to any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether asserted or arising before or after the Effective Time (each a "Claim"), against each present and former director, officer and employee of First Interstate and its subsidiaries (each an "Indemnified Party"), arising in whole or in part out of (i) his or her actions as such a director, officer, employee, or serving on behalf of such a person, (ii) the FIB/FBS Merger Agreement, the Reciprocal Stock Option Agreement and the Reciprocal Fee Letter and all actions by any of the Indemnified Parties in connection therewith, (iii) the Merger Agreement, the Fee Agreements, or any actions in connection therewith.

  The Merger Agreement also requires Wells Fargo after the Effective Time to indemnify and hold harmless, as and to the fullest extent permitted by law, each Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is finally and unappealably determined that such Indemnified Party was not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Wells Fargo except as provided in the Merger Agreement.

  These indemnification obligations of Wells Fargo will continue in full force for at least six years after the Effective Time and will apply to any Claim asserted or made within such period (including, without limitation, Claims arising out of or pertaining to the transactions contemplated by the Merger Agreement).

  The Merger Agreement requires that Wells Fargo use its best efforts to cause the persons serving as officers and directors of First Interstate immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors' and officers' liability insurance policy maintained by First Interstate (provided that Wells Fargo may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous to such directors and officers of First Interstate than the terms and conditions of such existing policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that the Surviving Corporation will not be obligated to make annual premium payments for such insurance to the extent such annual premiums exceed 250% of the annual premiums paid as of the date of the Merger Agreement by First Interstate for such insurance.

  New Employee Benefit Plans. The Merger Agreement provides that the Wells Fargo Benefit Plans and First Interstate Benefit Plans will remain in effect until such time as the New Benefit Plans are adopted with respect to employees of the Surviving Corporation who were covered prior to the Effective Time by the Wells Fargo Benefit Plans or First Interstate Benefit Plans. Pursuant to the Merger Agreement and subject to certain exceptions described below, Wells Fargo and First Interstate have also agreed that they will use their reasonable best efforts to develop New Benefit Plans that shall treat similarly situated employees of the Surviving Corporation on a substantially equivalent basis, taking into account all relevant factors, including, without limitation, duties, geographic location, tenure, qualifications and abilities. In view of the changed nature of the benefit programs which will be applicable to employees of First Interstate after the Effective Time, Wells Fargo and First Interstate further agreed to use their reasonable best efforts to develop equitable transition rules relating to the benefits to be provided to one or more groups of such employees, with particular emphasis on retirement benefits to be provided to those First Interstate employees who are nearing eligibility for early retirement. Wells Fargo also agreed that for purposes of all First Interstate Benefit Plans and New Benefit Plans (including, without limitation, all policies and employee fringe benefit programs of the Surviving Corporation) under which an employee's benefit depends, in whole or in part, on length of service, credit will be given to current employees of First Interstate and its subsidiaries for service with First Interstate or its subsidiaries prior to the Effective Time, provided that such crediting of service does not result in duplication of benefits, require an accrual of benefits under, or contributions to, a pension benefit plan on behalf of an employee for periods before such employee becomes a participant in such plan or require that certain additional contributions currently made to a Wells Fargo Benefit Plan on behalf of certain employees who had participated in Wells Fargo's prior defined benefit plan and attained a specified age upon termination of that plan be extended to any additional employees.

  Pursuant to the Merger Agreement, Wells Fargo has agreed that the Retirement Plan for Employees of First Interstate Bancorp and its Affiliates (the "First Interstate Retirement Plan") shall be maintained in accordance with its terms and such plan shall not be terminated, merged, amended in an adverse manner or have benefit accruals cease until First Interstate employees who continue employment with Wells Fargo become eligible to participate in the tax-qualified Wells Fargo defined contribution plan. Upon termination of the First Interstate Retirement Plan, Wells Fargo has agreed to cause the plan to purchase annuities from an insurance company rated AAA by Bests to provide for benefit payments thereunder other than amounts with a present value not in excess of $3,500. Upon approval of the Merger Agreement by First Interstate's stockholders, account balances for participants under The Employee Savings Plan of First Interstate Bancorp become fully vested.

  Each individual who is currently receiving retiree medical benefits under the First Interstate retiree medical plan, or who would be entitled to receive such retiree medical benefits if his employment with First Interstate and its subsidiaries ceased as of the date of the Merger Agreement, will receive (or shall be entitled to receive) after the Effective Time retiree medical benefits no less favorable than those provided to similarly situated retirees (or employees) of Wells Fargo. First Interstate employees hired before January 1, 1992 who become entitled to severance benefits under a First Interstate severance pay plan or employment agreement (and who would have been entitled to Wells Fargo retiree medical benefits had employment continued through the period for which severance payments are made) will be entitled to receive retiree medical benefits no less favorable than those provided under Wells Fargo's retiree medical plan.

  Wells Fargo has agreed to honor all First Interstate Benefit Plans in accordance with their terms, provided that Wells Fargo shall have the right to amend, modify or terminate such plans and arrangements in accordance with their terms.

  The approval of the Merger Agreement by First Interstate's stockholders will constitute a change in control of First Interstate for purposes of the First Interstate Benefit Plans. Accordingly, provisions of certain of these benefit plans will cause the acceleration of vesting and/or payment of certain equity-based and cash-based incentives.

  First Interstate Change in Control Severance Agreements. First Interstate has entered into individual employment agreements with approximately 39 executive officers of First Interstate and its subsidiaries (nine of which, including the agreements between First Interstate and each of Mr. Siart and Messrs. William S. Randall, Bruce G. Willison and James J. Curran, each of whom is one of the executive officers named in the proxy statement, dated March 20, 1995, sent by First Interstate to its shareholders in connection with First Interstate's Annual Meeting of Stockholders held on April 28, 1995, are "Tier I Agreements," and the remainder of which are "Tier II Agreements") which provide, among other things, for severance payments upon certain terminations of employment during the two-year period following a change in control of First Interstate. In order to qualify for the severance benefits described below, termination of employment must be by First Interstate or a successor employer during the two-year period following a change in control of First Interstate other than for "cause" or by the executive for "good reason," as such terms are defined in the agreements. The Tier I Agreements provide that, following a qualifying termination, the executive is entitled to receive a lump sum payment equal to (1) $30,000 (for the purpose of purchasing welfare benefits during the three years following termination), (2) three times the sum of annual salary plus the aggregate of the executive's target bonus awards for the year in which the executive's employment terminates under all of First Interstate's incentive plans under which the executive was then participating and (3) the benefit attributable to enhancing the executive's retirement plan benefits by three years' service and three years' age. If the qualifying termination occurs during the calendar year in which the change in control of First Interstate occurs, the severance benefit is reduced by a pro rata portion of the executive's target bonus for the calendar year in which such termination occurs. The terms of the Tier II Agreements are substantially similar to those of the Tier I Agreements, except that the severance payments under the Tier II Agreements have a multiplier of two, include a $20,000 cash payment to cover two years' health and welfare benefit plan coverage, and provide for enhancement of retirement benefits by two years' service and two years' age. The Tier I Agreements and Tier II Agreements provide that an executive may refuse all or any portion of the severance payments if the executive determines that receipt of such payment may result in adverse tax consequences to him or her. The approval of the Merger Agreement by the First Interstate shareholders will constitute a change in control under the terms of the Tier I Agreements and the Tier II Agreements.

  On January 21, 1996, the First Interstate Board adopted resolutions which amended the definition of "change in control" contained in First Interstate's compensation and incentive plans, including but not limited to the First Interstate Stock Plans, First Interstate's cash-based incentive plans, the Tier I Agreements and the Tier II Agreements. Pursuant to such resolutions and subject to the immediately succeeding sentence, such definition was amended to provide that a change in control of First Interstate will occur in the event that the stockholders of First Interstate approve an agreement to merge or consolidate, or otherwise reorganize, with or into one or more entities which are not subsidiaries of First Interstate, as a result of which less than 60% of the outstanding voting securities of the surviving or resulting entity are, or are to be, owned by former stockholders of First Interstate. Pursuant to the resolutions, the foregoing amendment would be of no force and effect if such amendment would prevent any transaction being pursued by First Interstate which is intended to qualify for pooling-of-interests accounting treatment from qualifying as such. Prior to the amendment, a change in control of First Interstate would have been deemed to have occurred if the former stockholders of First Interstate held less than 50% of the outstanding voting securities of the surviving or resulting entity. The amendment was adopted to ensure that certain benefits which were to be accelerated or paid if the FIB/FBS Merger Agreement were approved by First Interstate's stockholders or if the Exchange Offer were consummated would also be so accelerated or paid if First Interstate's stockholders approve the Merger Agreement.

  If a change in control of First Interstate were to occur and the employment of all of First Interstate's executive officers were terminated on or about the same date under circumstances entitling them to severance benefits under their employment agreements, executive officers would be entitled to the following approximate amounts: Mr. Siart, $4,570,000; Mr. Randall, $3,420,000; Mr. Willison, $2,730,000; Mr. Curran, $2,690,000; Ms. Linnet F. Deily, $2,270,000; and all other executive officers as a group, $29,000,000.

  First Interstate Equity-Based Incentive Awards. The provisions of the Merger Agreement relating to the conversion of stock options outstanding under First Interstate Stock Plans are described under "The Merger -- Conversion of First Interstate Capital Stock." Pursuant to the terms of the First Interstate Stock Plans, upon the approval of the Merger Agreement by the stockholders of First Interstate, each First Interstate Stock Option and related stock appreciation right held by active employees shall become immediately exercisable, all restrictions with respect to restricted stock will automatically lapse and, unless otherwise provided in an agreement evidencing a performance unit, all performance units shall be immediately payable in Wells Fargo Common Stock, provided in any case that such awards (other than restricted stock awards) may not be accelerated to a date less than six months after the date of grant. As of December 31, 1995, Messrs. Siart, Randall, Willison and Curran and Ms. Deily held unvested First Interstate Stock Options with respect to 101,250, 57,750, 43,750, 43,250 and 42,750 shares of First Interstate Common Stock, respectively, at a weighted average exercise price of $65.85, $68.41 $64.58, $64.90, and $65.22 per share, respectively. As of December 31, 1995, all other participants in First Interstate's Stock Plans held unvested First Interstate Stock Options with respect to an aggregate of 1,790,550 shares of First Interstate Common Stock at a weighted average exercise price of $66.53 per share and an aggregate of 8,849 restricted shares of First Interstate Common Stock.

  First Interstate Cash-Based Incentive Awards. First Interstate maintains for the benefit of certain of the executive officers and key employees of First Interstate and its affiliates three cash-based incentive plans. Each of these plans provides that, within 10 days following a change in control of First Interstate, a participant will receive 100% of his or her target bonus for the year in which the change in control occurs. The approval of the Merger Agreement by First Interstate stockholders will constitute a change in control for purposes of these cash-based incentive plans. It is currently intended that target cash incentive awards for 1996 will be established in a manner similar to those established for 1995 under First Interstate's annual incentive plans; if 1996 target awards are established on a similar basis, upon a change in control of First Interstate, Messrs. Siart, Randall, Willison, Curran and Ms. Deily would be entitled to receive $864,000, $572,000, $450,000, $395,000 and $430,000, respectively, and all other participants in such plans would be entitled to receive an aggregate amount of approximately $17,000,000.

  Wells Fargo. None of the execution of the Merger Agreement, stockholder approval of the Merger Agreement or consummation of the Merger will cause any awards or benefits under any employee benefit plan, arrangement or agreement of Wells Fargo to become vested or accelerated or to increase in value.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following summary of the material federal income tax consequences of the Merger to holders who hold shares of First Interstate Common Stock or First Interstate Preferred Stock as capital assets deals only with holders who are
(i) citizens or residents of the United States, (ii) domestic corporations or
(iii) otherwise subject to United States federal income tax on a net income basis in respect of Shares ("U.S. Holders"). This summary may not apply to certain classes of taxpayers, including, without limitation, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who acquired shares of First Interstate stock pursuant to the exercise of employee stock options or rights or otherwise as compensation and persons who hold shares of First Interstate stock in a hedging transaction or as part of a straddle or conversion transaction. Also, the summary does not address state, local or foreign tax consequences of the Merger. Consequently, each holder should consult such holder's own tax advisor as to the specific tax consequences of the Merger to such holder.

  This summary is based on current law and the opinion of Sullivan & Cromwell, counsel to Wells Fargo. Future legislative, judicial or administrative changes or interpretations, which may be retroactive, could alter or modify the statements set forth herein. The opinion of Sullivan & Cromwell set forth in this summary is based, among other things, on assumptions relating to certain facts and circumstances of, and the intentions of the parties to, the Merger, which assumptions have been made with the consent of First Interstate and Wells Fargo. Neither First Interstate nor Wells Fargo has requested or will request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the Merger.

  It is intended that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that, accordingly, for federal income tax purposes no gain or loss will be recognized by either First Interstate or Wells Fargo as a result of the Merger.

  In the opinion of Sullivan & Cromwell, the material federal income tax consequences to U.S. Holders who exchange shares of First Interstate Common Stock or First Interstate Preferred Stock for shares of Wells Fargo Common Stock or New Wells Fargo Preferred Stock, respectively, pursuant to the Merger will be as follows:

    (i) no gain or loss will be recognized by a U.S. Holder, except as described below with respect to a U.S. Holder who receives cash in lieu of a fractional share interest in Wells Fargo Common Stock;

    (ii) the aggregate adjusted tax basis of shares of Wells Fargo Common Stock (including a fractional share interest in Well Fargo Common Stock deemed received and redeemed as described below) and New Wells Fargo Preferred Stock received by a U.S. Holder will be the same as the aggregate adjusted tax basis of the shares of First Interstate Common Stock or First Interstate Preferred Stock, as the case may be, exchanged therefor;

    (iii) the holding period of shares of Wells Fargo Common Stock (including the holding period of a fractional share interest in Wells Fargo Common Stock) or New Wells Fargo Preferred Stock received by a U.S. Holder will include the holding period of the First Interstate Common Stock or First Interstate Preferred Stock, as the case may be, exchanged therefor; and

    (iv) a U.S. Holder of First Interstate Common Stock who receives cash in lieu of a fractional share interest in Wells Fargo Common Stock will be treated as having received such fractional share interest and then as having received the cash in redemption of such fractional share interest. Under Section 302 of the Code, if such deemed distribution is "substantially disproportionate" with respect to the U.S Holder or is "not essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount of cash received and the U.S. Holder's adjusted tax basis in the fractional share interest. Under these rules, a minority stockholder of First Interstate should recognize capital gain or loss on the receipt of cash in lieu of a fractional share interest in Wells Fargo Common Stock. The capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the fractional share interest is more than one year.

  The obligation of Wells Fargo to consummate the Merger is conditioned on the receipt by Wells Fargo of an opinion of its counsel, Sullivan & Cromwell, dated as of the Effective Time, substantially to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that, accordingly, (i) no gain or loss will be recognized by Wells Fargo or First Interstate as a result of the Merger; (ii) no gain or loss will be recognized by the stockholders of First Interstate that are U.S. Holders who exchange their First Interstate Common Stock or First Interstate Preferred Stock solely for Wells Fargo Common Stock or New Wells Fargo Preferred Stock, respectively, (except with respect to cash received in lieu of a fractional share interest in Wells Fargo Common Stock); and (iii) the tax basis of Wells Fargo Common Stock or New Wells Fargo Preferred Stock received by stockholders that are U.S. Holders who exchange all of their First Interstate Common Stock or First Interstate Preferred Stock solely for Wells Fargo Common Stock or New Wells Fargo Preferred Stock, respectively, in the Merger will be the same as the tax basis of First Interstate Common Stock or First Interstate Preferred Stock surrendered in exchange therefor (reduced by any amount of tax basis allocable to a fractional share interest for which cash is received). The obligation of First Interstate to consummate the Merger is conditioned on the receipt by First Interstate of an opinion of its counsel, Skadden, Arps, Slate, Meagher & Flom, dated as of the Effective Time, substantially to the same effect. The opinions of Sullivan & Cromwell and Skadden, Arps, Slate, Meagher & Flom referred to in this paragraph will be based upon certain facts, assumptions and representations and/or covenants, including those contained in certificates of officers of Wells Fargo, First Interstate and, possibly, others. Subject to the receipt of such representations and/or covenants, Sullivan & Cromwell and Skadden, Arps, Slate, Meagher & Flom anticipate that they will render such opinions.


STOCK EXCHANGE LISTING OF WELLS FARGO COMMON STOCK AND NEW WELLS FARGO DEPOSITARY SHARES

  Wells Fargo has agreed to use its best efforts to cause the shares of Wells Fargo Common Stock and New Wells Fargo Depositary Shares which are issuable in the Merger to be approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance. It is a condition to the obligations of First Interstate and

Wells Fargo to consummate the Merger that such securities be approved for listing on the NYSE, subject to official notice of issuance.

RESALE OF WELLS FARGO CAPITAL STOCK RECEIVED BY FIRST INTERSTATE STOCKHOLDERS

  The shares of Wells Fargo Common Stock issuable to stockholders of First Interstate upon consummation of the Merger have been registered under the Securities Act. The shares of Wells Fargo Common Stock and New Wells Fargo Depositary Shares issuable to stockholders of First Interstate upon consummation of the Merger may be traded freely without restriction by those stockholders who are not deemed to be "affiliates" of First Interstate or Wells Fargo, as that term is defined in rules promulgated under the Securities Act.

  Shares of Wells Fargo Common Stock received by those stockholders of First Interstate who are deemed to be "affiliates" of First Interstate at the time of the First Interstate Special Meeting may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act.

  Each of Wells Fargo and First Interstate has agreed in the Merger Agreement to use its reasonable best efforts to obtain and deliver to the other party as soon as practicable, and in any event prior to the date of the Special Meetings, signed representation letters from each director, executive officer and other person who may reasonably be deemed to be an "affiliate" of such party to the effect that such persons will not, among other things, offer to sell, transfer or otherwise dispose of any of the shares of Wells Fargo Common Stock distributed to them pursuant to the Merger except with respect to affiliates of First Interstate and Wells Fargo, in compliance with Rule 145, or in a transaction that, in the opinion of counsel reasonably satisfactory to Wells Fargo, is otherwise exempt from the registration requirements of the Securities Act, or in an offering which is registered under the Securities Act. This Joint Proxy Statement/Prospectus does not cover resales of Wells Fargo Common Stock received by persons who are deemed to be "affiliates" of First Interstate. No person is authorized to make use of this Joint Proxy Statement/Prospectus in connection with any such resales.

WELLS FARGO DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE AND SHARE CUSTODY
PLAN

  Pursuant to its Dividend Reinvestment and Common Stock Purchase and Share Custody Plan (the "Wells Fargo Reinvestment and Purchase Plan"), Wells Fargo provides eligible stockholders with a method of investing cash dividends and optional cash payments in additional shares of Wells Fargo Common Stock without payment of any brokerage commission or service charge. The Wells Fargo Reinvestment and Purchase Plan includes certain dollar limitations on participation and provides for eligible stockholders to elect dividend reinvestment on only a part of the shares registered in the name of a participant (while continuing to receive cash dividends on remaining shares). It is anticipated that the Wells Fargo Reinvestment and Purchase Plan will continue after the Effective Time and that stockholders of First Interstate who receive Wells Fargo Common Stock in the Merger will have the right to participate therein.

EXPENSES

  The Merger Agreement provides that the costs and expenses incurred in connection with such agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses, except that the costs and expenses of printing and mailing this Joint Proxy Statement/Prospectus, and all filing and other fees paid to the Commission in connection with the Merger, will be borne equally by Wells Fargo and First Interstate.

COMPARISON OF RIGHTS OF HOLDERS OF FIRST INTERSTATE COMMON STOCK AND WELLS FARGO COMMON STOCK

  Pursuant to the Merger, stockholders of First Interstate will become stockholders of Wells Fargo. The following is a summary of certain similarities and all material differences between the rights of holders of First Interstate Common Stock and the rights of holders of Wells Fargo Common Stock. As each of First Interstate and Wells Fargo is organized under the laws of Delaware, these differences arise solely from various provisions of the certificate of incorporation and by-laws of each of First Interstate and Wells Fargo and the Rights Agreement.

  The following summary does not purport to be a complete statement of the rights of stockholders under the First Interstate Certificate, the Bylaws of First Interstate and the Rights Agreement as compared with the rights of Wells Fargo's stockholders under the Wells Fargo Certificate and the Wells Fargo By-Laws, or a complete description of the specific provisions referred to herein. The summary is qualified in its entirety by reference to the governing corporate instruments of First Interstate and Wells Fargo, to which stockholders are referred.

Special Meetings of Stockholders

  Under Delaware law, special meetings of the stockholders may be called by the board of directors or such other persons as may be authorized by the certificate of incorporation or bylaws. The First Interstate Bylaws provide that a special meeting may also be called by the Chairman of the Board, or in his absence or when the office of Chairman of the Board is vacant, by the President, and shall be called by the Chairman of the Board, or in his absence or when the office of Chairman of the Board is vacant, by the President, or the Secretary, at the request in writing of stockholders owning a majority of the outstanding capital stock entitled to vote. The Wells Fargo By-Laws provide that a special meeting may also be called by the Chairman of the Board, the President, the Chief Executive Officer (if other than the Chairman of the Board or the President), or one or more stockholders holding not less than 10% of the voting power of the corporation.

Number of Directors

  Under Delaware law, the number of directors shall be fixed by or in the manner provided in the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment to the certificate. The First Interstate Bylaws provide that the First Interstate Board is to consist of not less than three nor more than 26 directors, as shall be determined by resolution of the Board. The Wells Fargo By-Laws provide that the Wells Fargo Board is to consist of not less than ten nor more than 20 directors, the exact number to be fixed from time to time by a bylaw adopted by the stockholders or by the Board of Directors, but until some other number is so fixed, the number of directors shall be 14. Pursuant to the Merger Agreement, Wells Fargo has agreed to expand the Wells Fargo Board by up to seven seats as of the Effective Time, which could raise the number of directors to 21. Accordingly, the Wells Fargo By-Laws will be amended to permit such expansion of the Wells Fargo Board.

Advance Notice of Stockholder Nominations of Directors

  Under the First Interstate Bylaws, nominations of persons for election to the First Interstate Board may be made at a meeting of stockholders by any stockholder, provided that the Secretary of First Interstate receives written notice not less than 30 days nor more than 60 days prior to the meeting. If less than 40 days' notice or prior public disclosure of the date of the meeting is given or made by First Interstate to stockholders, the notice of a nomination must be received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or public disclosure was made. Notices of nominations, among other things, must state the nominee's name, age, business and residential address and principal occupation and employment, as well as the class and number of Shares of First Interstate beneficially owned by such nominee and any other information about the nominee required to be disclosed in solicitations for proxies for the election of directors pursuant to Regulation 14A of the Exchange Act. In addition, the notice must state the name and record address of the nominating stockholder and the class and number of shares of First Interstate beneficially owned by the stockholder. The Wells Fargo By-Laws do not contain any similar advance notice provisions for the nomination of directors.

Stockholder Proposal Procedures

  Under the First Interstate Bylaws, business is properly brought before an annual meeting if the Secretary of First Interstate receives written notice not less than 30 days nor more than 60 days prior to the annual meeting. If less than 40 days' notice or prior public disclosure of the date of the annual meeting is given or made by First Interstate to stockholders, notice by the stockholder must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or public disclosure was made. Stockholder notices must state, among other things, a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, the name and record address of the stockholder proposing the business, the class and number of shares of First Interstate beneficially owned by the stockholder and any material interest in such business. The Wells Fargo By-Laws do not contain any similar advance notice provisions for stockholder proposals.

Indemnification

  Both the First Interstate Bylaws and the Wells Fargo By-Laws provide for the indemnification of directors, officers and persons serving at the request of the respective corporations as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise to the fullest extent authorized by the DGCL. The Wells Fargo By-Laws also mandatorily extend this right to indemnification to all employees of Wells Fargo, whereas the First Interstate Bylaws provide that this right to indemnification may only be extended to employees and agents by action of the First Interstate Board.

Certain Voting Rights for Mergers

  Under Delaware law, certain mergers and consolidations or the sale of all or substantially all of the assets of a corporation requires the approval of the holders of a majority (unless the certificate of incorporation requires a higher percentage) of the outstanding shares of such corporation entitled to vote thereon. Neither the First Interstate Certificate nor the Wells Fargo Certificate requires a higher percentage.

Cumulative Voting

  Under Delaware law, stockholders of a corporation are not entitled to cumulate their votes in the election of directors unless the corporation's certificate of incorporation so provides. Neither the First Interstate Certificate nor the Wells Fargo Certificate provides for cumulative voting.

Removal of Directors; Filling Vacancies on the Board of Directors

  Under Delaware law, any or all directors of a corporation which does not have cumulative voting or a classified board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors, unless such corporation's certificate of incorporation provides otherwise. Neither the First Interstate Certificate nor the Wells Fargo Certificate provides otherwise.

  Under Delaware law, vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors in office. Under both the First Interstate Bylaws and the Wells Fargo By-Laws, such vacancies and newly-created directorships may also be filled by the stockholders of the respective corporations.

Stockholder Action by Written Consent

  Under Delaware law, unless otherwise provided in the certificate of incorporation, any action which may be taken at any annual or special meeting may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Neither the First Interstate Certificate nor the Wells Fargo Certificate contains provisions to the contrary.

Amendment of Bylaws

  Under Delaware law, the power to adopt, amend or repeal bylaws is vested in the stockholders unless the certificate of incorporation confers the power to adopt, amend or repeal bylaws upon the directors as well. Both the First Interstate Certificate and the Wells Fargo Certificate confer such power on their respective boards of directors.

Classification of Board of Directors

  Delaware law permits (but does not require) a certificate of incorporation to provide that a board of directors be divided into classes, with each class having a term of office longer than one year but not longer than three years. Neither the First Interstate Certificate nor the Wells Fargo Certificate provides for classes of directors.

Stockholder Rights Plan

  On November 21, 1988, the First Interstate Board declared a dividend of one Right for each outstanding share of First Interstate Common Stock. The dividend was payable on December 30, 1988 to stockholders of record on that date. Each Right entitles the registered holder to purchase from First Interstate one share of First Interstate Common Stock at a price of $170.00 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

  In the event that First Interstate is acquired in a merger or other business combination transaction (other than a merger which follows a Qualified Offer (as defined in the Rights Agreement) at the same or a higher price) or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes the beneficial owner of 20% or more of the outstanding shares of First Interstate Common Stock by a purchase other than pursuant to a Qualified Offer, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which become void), will thereafter have the right to receive upon exercise that number of shares of First Interstate Common Stock having a market value of two times the exercise price of the Right.

  First Interstate has represented and warranted to Wells Fargo that the Rights have not and will not become exercisable, distributed or triggered in connection with the execution of the Merger Agreement or the consummation of the Merger.

  The Wells Fargo Board has not adopted a stockholder rights plan.

DIVIDENDS

  The Merger Agreement provides that Wells Fargo and First Interstate will coordinate the declaration and payment of dividends in respect of Wells Fargo Common Stock and First Interstate Common Stock, it being the intent of Wells Fargo and First Interstate that holders of Wells Fargo Common Stock or First Interstate Common Stock will not (i) receive more than one dividend for any single calendar quarter, or (ii) fail to receive a dividend, for any single calendar quarter in which they would have received a dividend in the absence of the Merger.

                          MARKET PRICES AND DIVIDENDS

WELLS FARGO

  The Wells Fargo Common Stock is listed and principally traded on the NYSE and is also listed on the PSE, London Stock Exchange and Frankfurt Stock Exchange. The following table sets forth the range of high and low sales prices as reported on the NYSE Composite Tape, together with the per share dividends declared by Wells Fargo, during the periods indicated.

                                                        PRICE RANGE
                                                     -----------------
QUARTER                                                HIGH     LOW    DIVIDENDS
-------                                              -------- -------- ---------
1993:
  First............................................. $109 1/2 $ 75 1/2   $0.50
  Second............................................  120       95 3/4    0.50
  Third.............................................  127 3/8  107 1/4    0.50
  Fourth............................................  133      105 7/8    0.75
1994:
  First............................................. $147 1/2 $127 5/8   $1.00
  Second............................................  159 1/2  136 5/8    1.00
  Third.............................................  160 3/8  145 1/8    1.00
  Fourth............................................  149 5/8  141        1.00
1995:
  First............................................. $160 5/8 $143 3/8   $1.15
  Second............................................  185 7/8  157        1.15
  Third.............................................  189      177 3/4    1.15
  Fourth............................................  229      190        1.15
1996:
  January 1 to February  , 1996..................... $        $203 1/8   $1.30

  On January 19, 1996, the last trading day before January 21, 1996, the day on which Wells Fargo and First Interstate reached agreement on the Exchange Ratio to be included in the Merger Agreement, the other terms of which the parties were working to finalize, the closing price per share of Wells Fargo Common Stock was $217.25. On January 23, 1996, the last trading day before Wells Fargo and First Interstate announced the execution of the Merger Agreement, the closing sales price per share of Wells Fargo Common Stock was $228.50. On February 1, 1996, the last trading day prior to the date of this Joint Proxy Statement/Prospectus, such price was $235.75. Past price performance is not necessarily indicative of likely future price performance. Holders of First Interstate Common Stock are urged to obtain current market quotations for shares of Wells Fargo Common Stock.

  On January 16, 1996, Wells Fargo increased the quarterly dividend on the Wells Fargo Common Stock to $1.30 per share.

  Holders of Wells Fargo Common Stock are entitled to receive dividends from funds legally available therefor when, as and if declared by the Wells Fargo Board. Although the Wells Fargo Board presently intends to continue the policy of paying quarterly cash dividends, future dividends of Wells Fargo will depend upon the earnings of Wells Fargo and its subsidiaries, their financial condition and other factors including applicable governmental regulations and policies. See "Description of Wells Fargo Capital Stock--Certain Regulatory Considerations." The Wells Fargo Board will continue to determine dividends by considering the factors listed above and expects that dividends will continue to be paid in amounts consistent with prior levels. As the factors used to determine dividends necessarily involve a number of future contingencies to which all companies are subject, there can be no certainty that dividends of the combined entity will equal Wells Fargo's current dividend rate per share.

FIRST INTERSTATE

  The First Interstate Common Stock is listed and principally traded on the NYSE and is also listed on the Boston Stock Exchange, Cincinnati Stock Exchange, Midwest Stock Exchange, Philadelphia-Baltimore-Washington Stock Exchange and the PSE. The following table sets forth the range of high and low sales prices as reported on the NYSE Composite Tape, together with the per share dividends declared by First Interstate, during the periods indicated.

                                                        PRICE RANGE
                                                     -----------------
QUARTER                                                HIGH     LOW    DIVIDENDS
-------                                              -------- -------- ---------
1993:
  First............................................. $ 58 3/4 $ 45 5/8   $0.30
  Second............................................   64 1/2   53 1/2    0.40
  Third.............................................   66 5/8   59 1/2    0.40
  Fourth............................................   67 5/8   54 1/8    0.50
1994:
  First............................................. $ 78 3/4 $ 63 1/4   $0.50
  Second............................................   83 7/8   72 1/2    0.75
  Third.............................................   83 1/2   72 3/4    0.75
  Fourth............................................   81 3/8   67        0.75
1995:
  First............................................. $ 82 1/8 $ 68 5/8   $0.75
  Second............................................   88 1/4   75 1/8    0.75
  Third.............................................  103       79 3/4    0.80
  Fourth............................................  141      100 3/4    0.80
1996:
  January 1 to February  , 1996..................... $        $130         --

  On January 19, 1996, the last trading day before January 21, 1996, the day on which Wells Fargo and First Interstate reached agreement on the Exchange Ratio to be included in the Merger Agreement, the other terms of which the parties were working to finalize, the closing sales price was $138.88 per share of First Interstate Common Stock. On January 23, 1996, the last trading day before Wells Fargo and First Interstate announced the execution of the Merger Agreement, the closing sales price was $148 per share of First Interstate Common Stock. On February 1, 1996, the last trading day prior to the date of this Joint Proxy Statement/Prospectus, such price was $154.50. Past price performance is not necessarily indicative of likely future price performance. Holders of shares of First Interstate Common Stock are urged to obtain current market quotations for shares of First Interstate Common Stock.

  In July 1995, First Interstate increased the quarterly dividend on the First Interstate Common Stock to $0.80 per share.

  Holders of shares of First Interstate Common Stock are entitled to receive dividends from funds legally available therefor when, as and if declared by the First Interstate Board. Future dividends of First Interstate will depend upon the earnings of First Interstate and its subsidiaries, their financial condition and other factors including applicable governmental regulations and policies.

                            BUSINESS OF WELLS FARGO

  Wells Fargo is a bank holding company incorporated under the laws of the State of Delaware and registered under the BHCA. Based on total consolidated assets at December 31, 1995, it was the 17th largest bank holding company in the United States, having total assets of $50.3 billion and total deposits of $39.0 billion. Wells Fargo's principal subsidiary is Wells Fargo Bank, N.A., which is the 9th largest bank in the United States (as of September 30, 1995) and is the successor to the banking portion of the business founded by Henry Wells and William G. Fargo in 1852.

  Today, Wells Fargo operates one of the largest banking businesses in the United States. Wells Fargo provides a broad range of financial products and services through electronic and traditional channels. Customers can access accounts electronically seven days a week, 24 hours a day. Besides serving as banker to millions of California households, Wells Fargo provides a full range of banking and financial services to commercial, corporate, real estate and small business customers across the nation. Its primary lines of business are highlighted below.

  The Retail Distribution Group sells and services a complete line of retail financial products for consumers and small businesses. It encompasses a branch network (including supermarket branches and banking centers), the 24-hour Customer Sales and Service Centers (telephone banking), the ATM network and Wells Fargo ON-LINE, Wells Fargo's personal computer banking service. In addition, Retail Distribution includes product management for the consumer checking business, which primarily uses the branches as a source of new customers.

  As part of the ongoing effort to provide higher-convenience, lower-cost service to customers, Wells Fargo has opened supermarket branches, which are a more efficient delivery channel for a full line of retail banking services, and banking centers throughout California. The supermarket banking centers (modularly-designed kiosks equipped with ATMs and a customer service telephone and staffed by a banking officer) are capable of providing substantially all consumer services.

  The Business Banking Group provides a full range of financial services to small businesses, including credit, deposits, investments, payroll services, retirement programs and credit and debit card services. Business Banking customers include small businesses with annual sales up to $10 million in which the owner of the business is also the principal financial decision maker.

  The Investment Group is responsible for the sales and management of savings and investment products, investment management and brokerage services, including the Stagecoach and Overland Express Funds and personal trust, employee benefit trust and agency assets. It also includes product management for market rate accounts, savings deposits, Individual Retirement Accounts and time deposits.

  Real Estate products and services include construction loans for commercial and residential development, land acquisition and development loans, secured and unsecured lines of credit, interim financing arrangements for completed buildings, rehabilitation loans, affordable housing loans and letters of credit. Secondary market services are provided through the Real Estate Capital Markets Group, whose business includes purchases of distressed loans at a discount, mezzanine financing, acquisition financing, origination of permanent loans for securitization, syndications, commercial real estate loan servicing and real estate pension fund advisory services.

  The Wholesale Products Group includes the Commercial Banking Group, which serves businesses with annual sales of $5 million to $250 million, and the Corporate Banking Group, which maintains relationships with major corporations throughout the United States. The group is responsible for soliciting and maintaining credit and noncredit relationships with businesses by offering a variety of products and services including traditional commercial loans and lines of credit, letters of credit, trade facilities and cash management.

  Consumer Lending offers a full array of consumer loan products ranging from credit card loans and auto financing and leases to other installment loans and lines of credit.

                       BUSINESS OF FIRST INTERSTATE

  First Interstate is a bank holding company registered under the BHCA, and conducts a commercial banking business through its bank subsidiaries. First Interstate was incorporated under the laws of the State of Delaware and began operations in 1958. At December 31, 1995, First Interstate, through its 16 subsidiary banks (the "Subsidiary Banks"), operated approximately 1,150 banking offices in 13 states.

  At December 31, 1995, First Interstate and its consolidated subsidiaries had total assets of $58.1 billion and consolidated deposits of $50.2 billion. At that date, First Interstate was the 15th largest bank holding company in the United States ranked by total assets.

  The Subsidiary Banks accept checking, savings and other time deposit accounts and employ these funds by making principally consumer, real estate and commercial loans and investing in securities and other interest bearing assets. All of their deposit accounts are insured by the FDIC, all but three exercise trust powers, and the thirteen national banks and one of the three state banks are members of the Federal Reserve System. The larger Subsidiary Banks provide international banking services throughout the international departments of their domestic offices and through a business development agreement between First Interstate Bank of California and Standard Chartered PLC. They also maintain correspondent relationships with major banks throughout the world.

  First Interstate also provides banking-related financial services and products. These include asset-based commercial financing, asset management and investment counseling, bank card operations, mortgage banking, venture capital and investment products. It engages in these activities through non-bank subsidiaries of First Interstate, through the Subsidiary Banks and through subsidiaries of the Subsidiary Banks.

  The largest of the Subsidiary Banks, First Interstate Bank of California, a California state-chartered bank, had total assets of approximately $26.7 billion and total deposits of approximately $22.5 billion at December 31, 1995.

  Additional information about First Interstate and its subsidiaries is included in documents incorporated by reference in this Joint Proxy Statement/Prospectus. See "Incorporation of Certain Information by Reference."

                     WELLS FARGO AND FIRST INTERSTATE

                   PRO FORMA COMBINED FINANCIAL INFORMATION

                                  (UNAUDITED)

  The following unaudited pro forma combined financial statements were prepared in connection with the Merger (in which each outstanding share of First Interstate Common Stock will be exchanged for two-thirds of a share of Wells Fargo Common Stock) and give effect to the purchase accounting adjustments and other assumptions described in the accompanying notes. The unaudited pro forma combined balance sheet is based upon the consolidated balance sheets (excluding notes) of Wells Fargo and First Interstate as of December 31, 1995. The unaudited pro forma combined statement of income is based on the consolidated statements of income (excluding notes) of Wells Fargo and First Interstate for the year ended December 31, 1995. The unaudited pro forma combined financial statements do not give effect to the anticipated cost savings, the disposition of certain yet-to-be identified assets or the effects of any required regulatory divestitures. Divestitures may affect certain pro forma combined financial statement amounts, but the net effect of any required divestitures is not expected to be material. In its application filed with the FRB-SF, Wells Fargo has committed to divest approximately $1 billion in deposits and related assets in connection with regulatory concerns regarding possible adverse competitive effects of the Merger. See "The Merger--Regulatory Approvals."

  The resolution of the pending matters pertaining to the assets and liabilities of First Interstate described above, as well as the operations of First Interstate subsequent to December 31, 1995, will affect the allocation of the purchase price. In addition, changes to the adjustments already included in the unaudited pro forma combined financial statements are expected as valuations of assets and liabilities are completed and as additional information becomes available. An increase in the unallocated portion of the purchase price remaining after fair value adjustments will result in a greater final allocation to goodwill which will have a corresponding impact on amortization expense and will reduce tangible common equity. A decrease in the unallocated portion of the purchase price remaining after fair value adjustments will have the opposite effects. Accordingly, the final pro forma combined amounts will differ from those set forth in the unaudited pro forma combined financial statements.

  The information shown below should be read in conjunction with the consolidated historical financial statements of Wells Fargo and First Interstate which are incorporated by reference in this Joint Proxy Statement/Prospectus and the unaudited pro forma combined per share financial information which appear elsewhere in this Joint Proxy Statement/Prospectus. The pro forma data are presented for comparative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future. The pro forma data are also not necessarily indicative of the combined financial position or results of operations which would have been realized had the Merger been consummated during the periods or as of the dates for which the pro forma financial statements are presented.

                     WELLS FARGO AND FIRST INTERSTATE

                       PRO FORMA COMBINED BALANCE SHEET

                           DECEMBER 31, 1995(A)

                               (UNAUDITED)

                                       HISTORICAL
                              ----------------------------
                                                            PRO FORMA
                                                           ADJUSTMENTS  PRO FORMA
                              WELLS FARGO FIRST INTERSTATE    (B,C)     COMBINED
                              ----------- ---------------- -----------  ---------
(IN MILLIONS)
ASSETS
Cash and due from banks.....    $ 3,375       $ 7,143        $  --      $ 10,518
Investment securities.......      8,920         9,098           --        18,018
Loans.......................     35,582        36,673           --        72,255
Allowance for loan losses...      1,794           804           --         2,598
                                -------       -------        ------     --------
  Net loans.................     33,788        35,869           --        69,657
                                -------       -------        ------     --------
Goodwill....................        382           682         5,718(D)     6,782
Other assets................      3,851         5,279         1,475(E)    10,605
                                -------       -------        ------     --------
  Total assets..............    $50,316       $58,071        $7,193     $115,580
                                =======       =======        ======     ========
LIABILITIES
Noninterest-bearing depos-
 its........................    $10,391       $19,083        $  --      $ 29,474
Interest-bearing deposits...     28,591        31,102           --        59,693
                                -------       -------        ------     --------
Total deposits..............     38,982        50,185           --        89,167
Federal funds purchased and
 securities sold under re-
 purchase agreements........      2,781           940           --         3,721
Senior and subordinated
 debt.......................      3,049         1,355           --         4,404
Other liabilities...........      1,449         1,437           --         2,886
                                -------       -------        ------     --------
  Total liabilities.........     46,261        53,917           --       100,178
                                -------       -------        ------     --------
STOCKHOLDERS' EQUITY
Preferred stock.............    $   489       $   350        $  --      $    839
Common stock................        235           169            84          488
Additional paid-in capital..      1,135         1,682         9,062       11,879
Retained earnings...........      2,174         2,583        (2,583)       2,174
Other.......................         22             6            (6)          22
Less: Treasury stock........        --           (636)          636          --
                                -------       -------        ------     --------
  Total stockholders' equi-
   ty.......................      4,055         4,154         7,193(F)    15,402
                                -------       -------        ------     --------
  Total liabilities and
   stockholders' equity.....    $50,316       $58,071        $7,193     $115,580
                                =======       =======        ======     ========


             See Notes to Pro Forma Combined Financial Statements.

                     WELLS FARGO AND FIRST INTERSTATE

                     PRO FORMA COMBINED STATEMENT OF INCOME

                  FOR THE YEAR ENDED DECEMBER 31, 1995(A)

                                (UNAUDITED)

                                      HISTORICAL
                             ----------------------------
                                                           PRO FORMA    PRO FORMA
                             WELLS FARGO FIRST INTERSTATE ADJUSTMENTS   COMBINED
                             ----------- ---------------- -----------   ---------
(IN MILLIONS)
INTEREST INCOME
Investment securities......    $   599        $  609        $  --        $1,208
Loans......................      3,403         3,052           --         6,455
Other......................         83            47           --           130
                               -------        ------        ------       ------
  Total interest income....      4,085         3,708           --         7,793
                               -------        ------        ------       ------
INTEREST EXPENSE
Deposits...................        997           975           --         1,972
Federal funds purchased and
 securities sold under
 repurchase agreements.....        199            74           --           273
Senior and subordinated
 debt......................        203           119           --           322
Other......................         32             3           --            35
                               -------        ------        ------       ------
  Total interest expense...      1,431         1,171           --         2.602
                               -------        ------        ------       ------
NET INTEREST INCOME........      2,654         2,537           --         5,191
Provision for loan losses..        --            --            --           --
                               -------        ------        ------       ------
Net interest income after
 provision for loan
 losses....................      2,654         2,537           --         5,191
                               -------        ------        ------       ------
NONINTEREST INCOME
Service charges on deposit
 accounts..................        478           597           --         1,075
Fees and commissions.......        433           215           --           648
Trust and investment
 services income...........        241           170           --           411
Other......................        172           137           --           309
                               -------        ------        ------       ------
  Total noninterest
   income..................      1,324         1,119           --         2,443
                               -------        ------        ------       ------
NONINTEREST EXPENSE
Salaries and employee
 benefits..................      1,026         1,061           --         2,087
Net occupancy..............        211           235           --           446
Equipment..................        193           154           --           347
Federal deposit insurance..         52            65           --           117
Other......................        719           698           483 (G)    1,900
                               -------        ------        ------       ------
  Total noninterest
   expense.................      2,201         2,213           483        4,897
                               -------        ------        ------       ------
INCOME BEFORE INCOME
 TAXES.....................      1,777         1,443          (483)       2,737
Income tax expense.........        745           558          (122)(G)    1,181
                               -------        ------        ------       ------
NET INCOME.................    $ 1,032        $  885        $ (361)      $1,556
                               =======        ======        ======       ======
NET INCOME APPLICABLE TO
 COMMON STOCK..............    $   990        $  852        $ (361)      $1,481
                               =======        ======        ======       ======
PER COMMON SHARE
Net income.................    $ 20.37                                   $14.95
                               =======                                   ======
Dividends declared.........    $  4.60                                   $ 4.60
                               =======                                   ======
Average common shares
 outstanding...............       48.6                        50.5         99.1
                               =======                      ======       ======

             See Notes to Pro Forma Combined Financial Statements.

                     WELLS FARGO AND FIRST INTERSTATE

               NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE A: BASIS OF PRESENTATION

  The unaudited pro forma combined balance sheet combines the historical consolidated balance sheets of Wells Fargo and First Interstate as if the Merger had been effective on December 31, 1995. The pro forma combined statement of income for the year ended December 31, 1995 combines the historical consolidated statements of income of Wells Fargo and First Interstate as if the Merger had been effective on January 1, 1995. Certain amounts in the historical financial statements of First Interstate have been reclassified in the unaudited pro forma combined financial statements to conform to Wells Fargo's historical financial statements.

  The Merger is accounted for as a purchase. Under this method of accounting, assets and liabilities of First Interstate are adjusted to their estimated fair value and combined with the recorded book values of the assets and liabilities of Wells Fargo. Applicable income tax effects of such adjustments are included as a component of Wells Fargo's net deferred tax asset with a corresponding offset to goodwill. Certain transactions conducted in the ordinary course of business between Wells Fargo and First Interstate are immaterial and, accordingly, have not been eliminated.

  For purposes of the pro forma financial statements, it has been assumed that the net book value of First Interstate's assets (excluding intangibles) minus liabilities approximates fair value. Fair value adjustments are subject to change as new information becomes available.

  Following the Merger, Wells Fargo intends to combine the operations of and, subject to regulatory approvals, to merge Wells Fargo Bank, N.A. and First Interstate Bank of California as well as certain other operations. In its application with the FRB-SF, Wells Fargo has committed to divest approximately $1 billion in deposits and related assets in connection with regulatory concerns regarding possible adverse competitive effects of the Merger. See "The Merger--Regulatory Approvals." As of the date of this statement, no final determination with respect to such matters has been made. The impact of any required divestitures is not expected to be material. Wells Fargo expects to achieve significant operating cost savings as a result of the Merger. See "The Merger--Reasons of Wells Fargo for the Merger; Recommendation of the Wells Fargo Board of Directors." No adjustment has been included in the unaudited pro forma combined financial statements for the anticipated divestitures or operating cost savings.

NOTE B: PURCHASE PRICE

  The purchase price is based on exchanging two-thirds of a share of Wells Fargo Common Stock for each outstanding share of First Interstate Common Stock at the closing price per share of Wells Fargo Common Stock on January 19, 1996, the last trading day before January 21, 1996, the day on which Wells Fargo and First Interstate reached agreement on the Exchange Ratio to be included in the Merger Agreement, the other terms of which the parties were working to finalize. Shares issuable upon the exercise of First Interstate's stock options are not included in the number of outstanding shares of First Interstate Common Stock on the assumption that all options will become equivalent options to purchase Wells Fargo Common Stock. In addition, the number of the shares of First Interstate Common Stock used in calculating the total market value of Wells Fargo Common Stock to be issued in connection with the Merger reflects an exchange of Wells Fargo Common Stock for the outstanding shares of First Interstate Common Stock, exclusive of First Interstate's common stock equivalents.

  The total market value of the Wells Fargo Common Stock to be issued in the Merger is calculated as follows:

   First Interstate's common shares outstanding on December 31, 1995
    (in thousands).....................................................  75,929
   Exchange ratio......................................................     2/3
                                                                        -------
   Wells Fargo Common Stock to be issued (in thousands)................  50,620
   Market price per share of Wells Fargo Common Stock on January 19,
    1996............................................................... $217.25
                                                                        -------
     Total market value of Wells Fargo Common Stock to be issued (in millions)........................................................ $10,997
                                                                        =======

                     WELLS FARGO AND FIRST INTERSTATE

                                  (UNAUDITED)

  In addition to the total market value of the Wells Fargo Common Stock to be issued, the total purchase price will include other direct acquisition costs, such as investment banking, legal, accounting and other professional fees; printing and mailing costs; and other miscellaneous expenses. These costs, which are not expected to be material to the transaction and are preliminarily expected to be approximately $50 million, have not been included in the unaudited pro forma combined financial statements.

NOTE C: ALLOCATION OF PURCHASE PRICE

  Certain matters are still pending that will have an effect on the ultimate allocation of the purchase price. Accordingly, the allocation of the purchase price has not been finalized and the portion of the purchase price allocated to goodwill and the identifiable intangibles (discussed below) is subject to change.

  The purchase price has been allocated as described in the table below:

   (IN MILLIONS)
   Net assets applicable to First Interstate's common stock at
    December 31, 1995.........................................         $ 3,804
   Increase to First Interstate's net asset value at December
    31, 1995 as a result of estimated fair value adjustments,
    net of applicable income tax effects:
     Purchased Credit Card Relationships*.....................  $  100
     Purchased Mortgage Servicing Rights*.....................      50
     Core Deposit Intangibles*................................   1,350
                                                                ------
       Total estimated fair value adjustments.................           1,500
   Elimination of First Interstate's existing goodwill and
    identifiable intangibles..................................            (707)
                                                                       -------
       Total preliminary allocation of purchase price.........           4,597
   Goodwill due to the Merger.................................           6,400
                                                                       -------
       Total purchase price...................................         $10,997
                                                                       =======

--------
* Amounts are adjusted to a net-of-tax basis using an estimated marginal tax rate of 42.4%.

  It is expected that about $700 million of costs related to premises, severance and other restructuring charges will be incurred in connection with the Merger. Of this amount, approximately $400 million of costs relate to First Interstate's premises, employees and operations and will affect the final amount of goodwill as of the consummation of the Merger. The remaining amount of approximately $300 million of costs relate to Wells Fargo's premises, employees and operations as well as all costs relating to systems conversions and other indirect integration costs and will be expensed, either upon consummation of the Merger or as incurred. The estimated restructuring charges are expected to be incurred as set forth in the following table:

   (IN MILLIONS)
   Total owned premises.................................................... $130
   Total leased premises...................................................  230
   Severance...............................................................  270
   Other restructuring.....................................................   70
                                                                            ----
   Total restructuring..................................................... $700
                                                                            ====

  The foregoing estimates are based on the assumption that 85% of First Interstate's California branches will be closed following consummation of the Merger. In addition, the charges for total owned premises and total leased premises assume that the relationship between leased and owned premises is in a similar proportion for

                     WELLS FARGO AND FIRST INTERSTATE

                                  (UNAUDITED)

First Interstate to such proportion for Wells Fargo. With respect to timing, it is assumed that the integration would be complete and that such costs would be incurred not later than 18 months after the closing of the Merger.

  Wells Fargo's estimate of $700 million in restructuring charges is in the range of restructuring charges announced in connection with other similar transactions and is based on the assumption that Wells Fargo's experience in integrating First Interstate's organization and operations will be similar to comparable transactions in the past.

  In addition, no adjustments have been made for the breakup fees that First Interstate has agreed to pay FBS. First Interstate paid FBS $125 million on January 24, 1996 and will pay an additional $75 million when the Merger closes.

NOTE D: CALCULATION OF GOODWILL ADJUSTMENT AND TOTAL GOODWILL DUE TO MERGER

   (IN MILLIONS)
   Purchase price...................................................... $10,997
   First Interstate total common stockholders' equity..................  (3,804)
   Net-of-tax identifiable intangibles.................................  (1,500)
   First Interstate net-of-tax existing identifiable intangibles.......      25
                                                                        -------
   Goodwill adjustment.................................................   5,718
   First Interstate existing goodwill..................................     682
                                                                        -------
   Total goodwill due to Merger........................................ $ 6,400
                                                                        =======

  For purposes of the pro forma combined balance sheet, it has been assumed that the net book value of First Interstate's assets (excluding intangibles) minus liabilities approximates fair value.

NOTE E: OTHER ASSETS

  This amount includes an adjustment for identifiable intangibles of $2,563 million less a reduction in Wells Fargo's net deferred tax asset of $1,088 million. The identifiable intangible adjustment represents a gross identifiable intangibles balance of $2,605 million less First Interstate's existing intangibles balance of $42 million. The net deferred tax asset adjustment represents the deferred tax liability related to the gross identifiable intangibles of $1,105 million partially offset by the reversal of First Interstate's deferred tax liability of $17 million related to existing identifiable intangibles.

  The net-of-tax identifiable intangibles of $1,500 million are amortized over their estimated period of benefit (not exceeding 15 years) on an accelerated basis.

NOTE F: STOCKHOLDERS' EQUITY

  The purchase price of $10,997 million is reduced by First Interstate's common stockholders' equity of $3,804 million. In the Merger, Wells Fargo will issue two-thirds of a share of Wells Fargo's common stock in exchange for each of the 75,929,295 shares of First Interstate's outstanding common stock (based on the number of shares outstanding as of December 31, 1995). The price of Wells Fargo's stock on January 19, 1996 was $217 1/4; total par value of new common stock of Wells Fargo is $253 million. The remaining $10,744 million represents additional paid-in capital. First Interstate's preferred stock will be converted into Wells Fargo's preferred stock and First Interstate's treasury stock will be eliminated.

                     WELLS FARGO AND FIRST INTERSTATE

                                  (UNAUDITED)

  Adjustments to stockholders' equity are as follows:

                                                           FIRST
                                              PURCHASE  INTERSTATE
                                               PRICE   COMMON EQUITY ADJUSTMENT
                                              -------- ------------- ----------
   (IN MILLIONS)
   Common stock.............................. $   253     $  (169)    $    84
   Additional paid-in capital................  10,744      (1,682)      9,062
   Retained earnings.........................              (2,583)     (2,583)
   Treasury stock............................                 636         636
   Net unrealized (gains) losses on avail-
    able-for-sale securities.................                  (6)         (6)
                                              -------     -------     -------
   Total common stockholders' equity......... $10,997     $(3,804)    $ 7,193
                                              =======     =======     =======

NOTE G: PURCHASE ACCOUNTING ADJUSTMENTS

  Adjustments are made to reflect the recording of intangibles as well as to eliminate any intangible balances previously recorded by First Interstate in accordance with the purchase method of accounting. It has been assumed that the net book value of First Interstate's assets (excluding intangibles) minus liabilities approximates fair value. The following purchase accounting adjustments are based on the best available information and are subject to change as new information becomes available. Purchase accounting adjustments will be booked on a gross basis with related adjustments to Wells Fargo's net deferred tax asset as follows:

                                                            AMORTIZATION FOR
                                                               YEAR ENDED
                                        NET OF TAX  GROSS      12/31/95*
                                        ---------- -------  ----------------
(IN MILLIONS)
DEBIT (CREDIT)
Goodwill and identifiable intangibles
 of First Interstate..................    $ (707)  $  (724)      $ (60)
Goodwill due to the Merger............     6,400     6,400         256
Identifiable intangibles due to the
 Merger...............................     1,500     2,605         287
                                          ------   -------       -----
                                           7,193     8,281         483
Adjustment to Wells Fargo net deferred
 tax asset related to purchase
 accounting adjustments...............       --     (1,088)       (122)
                                          ------   -------       -----
Total.................................    $7,193   $ 7,193       $ 361
                                          ======   =======       =====

--------

* Goodwill due to the Merger is amortized on a straight-line basis over 25 years. Identifiable intangibles due to the Merger are amortized over their estimated period of benefit (not exceeding 15 years) on an accelerated basis.

                   DESCRIPTION OF WELLS FARGO CAPITAL STOCK

WELLS FARGO COMMON STOCK

  The Restated Certificate of Incorporation of Wells Fargo (the "Wells Fargo Certificate") provides that Wells Fargo has authority to issue 150,000,000 shares of Wells Fargo Common Stock. On the Wells Fargo Record Date, Wells
Fargo had         shares of Wells Fargo Common Stock issued and outstanding.
In 1995, Wells Fargo authorized the continuation of certain stock repurchase programs. For a full description of these programs see "--Repurchases of Wells Fargo Common Stock."

  Holders of shares of Wells Fargo Common Stock are entitled to one vote per share for each share held. Subject to the rights of holders of shares of Wells Fargo's outstanding preferred stock (the "Wells Fargo Preferred Stock") (as described below), holders of shares of Wells Fargo Common Stock have equal rights to participate in dividends when declared and, in the event of liquidation, in the net assets of Wells Fargo available for distribution to stockholders. Wells Fargo may not declare any dividends on the Wells Fargo Common Stock unless full preferential amounts to which holders of Wells Fargo Preferred Stock are entitled have been paid or declared and set apart for payment upon all outstanding shares of Wells Fargo Preferred Stock. Wells Fargo is also subject to certain contractual and regulatory restrictions on the payment of dividends. See "Certain Regulatory Considerations."

  The holders of shares of Wells Fargo Common Stock do not have preemptive rights or preferential rights of subscription for any shares of Wells Fargo Common Stock or other securities of Wells Fargo. Outstanding shares of Wells Fargo Common Stock are, and shares to be issued pursuant to the Merger will be, validly issued, fully paid and nonassessable.

  The Wells Fargo Common Stock is listed on the NYSE, the PSE, the London Stock Exchange and the Frankfurt Stock Exchange. Application will be made to list the shares of Wells Fargo Common Stock to be issued pursuant to the Merger on the NYSE.

  First Chicago Trust Company of New York is the transfer agent and registrar for the Wells Fargo Common Stock.

REPURCHASES OF WELLS FARGO COMMON STOCK

  In April 1995, the Wells Fargo Board of Directors authorized the repurchase of up to 4,957,991 shares of Wells Fargo Common Stock, representing 10 percent of Wells Fargo's outstanding Common Stock as of March 31, 1995. This authorization continues a repurchase program which Wells Fargo began in 1994, and is supplemental to the shares of Wells Fargo Common Stock Wells Fargo routinely buys to offset stock issued or expected to be issued under its employee benefit and dividend reinvestment plans. There is no scheduled date for completion of the repurchase program and it is expected that Wells Fargo will purchase shares from time to time, subject to market conditions. Wells Fargo does not anticipate that completion of the Merger will have any impact on its ability to continue to repurchase stock.

  During the year ended December 31, 1995, Wells Fargo repurchased 4,278,329 shares (net of issuances of 747,373 shares) of Wells Fargo Common Stock.

WELLS FARGO PREFERRED STOCK

  The Wells Fargo Certificate provides that Wells Fargo is authorized to issue 25,000,000 shares of Wells Fargo Preferred Stock. The Wells Fargo Preferred Stock may be issued from time to time in one or more series and the Wells Fargo Board is authorized to determine or alter the powers, preferences and rights, and the qualifications, limitations or restrictions to be granted to or imposed upon the Wells Fargo Preferred Stock or any series thereof with respect to any wholly unissued class or series of Wells Fargo Preferred Stock, and to fix the number of shares constituting any such series and the designation thereof, or any of them. Thus, the Wells Fargo Board is authorized to establish, designate and fix with respect to each series of Wells Fargo Preferred Stock the specific designation of that series, the number of shares, the dividend rate, right of redemption and the price, terms and manner of redemption, special and relative rights on liquidation, sinking fund provisions, conversion rights and voting rights, all without further action by the holders of Wells Fargo Common Stock.

  Because Wells Fargo is a holding company, its rights, the rights of its creditors and of its stockholders, including the holders of the shares of the Wells Fargo Preferred Stock, to participate in any distribution of the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that Wells Fargo may itself be a creditor with recognized claims against the subsidiary. The principal source of Wells Fargo's revenues are dividends received from its banking and other subsidiaries. Various statutory provisions limit the amount of dividends its bank subsidiaries and certain nonbank subsidiaries can pay without regulatory approval, and various regulations can also restrict the payment of dividends. In addition, federal statutes limit the ability of its bank subsidiaries to make loans to Wells Fargo. See "--Certain Regulatory Considerations."

  The following is a brief description of certain terms of the outstanding series of Wells Fargo Preferred Stock. This description does not purport to be complete and is qualified in its entirety by reference to the Wells Fargo Certificate, including the certificate of designations with respect to each such series.

  The shares of Wells Fargo Preferred Stock now outstanding have preference over Wells Fargo Common Stock with respect to the payment of dividends and the distribution of assets in the event of liquidation, winding up or dissolution of Wells Fargo. Each of such series ranks on a parity with one another as to dividends and the distribution of assets upon liquidation, winding up or dissolution.

  Generally, the holders of each series of Wells Fargo Preferred Stock have no voting rights. However, if the equivalent of six quarterly dividends payable on a series of Wells Fargo Preferred Stock are in default, the number of directors of Wells Fargo will be increased by two and the holders of such outstanding series of Wells Fargo Preferred Stock together with the holders of shares of every other series of Wells Fargo Preferred Stock similarly entitled to vote for the election of two directors, acting together as a single class, will be entitled to elect two of the authorized number of members of the Wells Fargo Board at the next annual meeting and at each subsequent annual meeting of stockholders to serve until all dividends accumulated have been fully paid or set apart for payment. Each series of Wells Fargo Preferred Stock is listed on the NYSE.

  Wells Fargo Series B Preferred Stock. As of December 31, 1995, there were issued and outstanding 1,500,000 shares of Adjustable Rate Cumulative Preferred Stock, Series B, par value $5.00 per share (the "Wells Fargo Series B Preferred Stock"). The Wells Fargo Series B Preferred Stock is redeemable at the option of Wells Fargo, in whole or in part, through May 14, 1996 at a price of $51.50 per share and, thereafter, at $50 per share, plus accrued and unpaid dividends to the redemption date.

  Dividends on the Wells Fargo Series B Preferred Stock are cumulative and payable quarterly on the fifteenth day of February, May, August and November of each year at the rate of 76% of the highest of the three-month Treasury Bill discount rate, 10-year constant maturity Treasury security yield or 20-year constant maturity Treasury security yield, but in no event shall be less than 5.5% per annum or greater than 10.5% per annum. The average dividend rate was 5.7%, 5.6% and 6.2% during 1994, 1993 and 1992, respectively.

  Wells Fargo Series C Preferred Stock. As of December 31, 1995, there were issued and outstanding 477,500 shares of 9% Preferred Stock, Series C, par value $5.00 per share (the "Wells Fargo Series C Preferred Stock"), evidenced by 9,550,000 depositary shares, each representing a one-twentieth interest in a share of Wells Fargo Series C Preferred Stock. The Wells Fargo Series C Preferred Stock is redeemable at the option of Wells Fargo, in whole or in part, on and after October 24, 1996 at a price of $500 per share (equivalent to $25 per depositary share) plus accrued and unpaid dividends to the redemption date.

  Dividends on the Wells Fargo Series C Preferred Stock of $11.25 per share (9% annualized rate) are cumulative and are paid quarterly on the last day of March, June, September and December (equivalent to $0.56 per annum per depositary share).

  Wells Fargo Series D Preferred Stock. As of December 31, 1995, there were issued and outstanding 350,000 shares of 8 7/8% Preferred Stock, Series D, par value $5.00 per share (the "Wells Fargo Series D Preferred Stock"), evidenced by 7,000,000 depositary shares, each representing a one-twentieth interest in a share of Wells Fargo Series D Preferred Stock. The Wells Fargo Series D Preferred Stock is redeemable at the option of Wells Fargo, in whole or in part, on and after March 5, 1997 at a price of $500 per share (equivalent to $25 per depositary share) plus accrued and unpaid dividends to the redemption date.

  Dividends on the Wells Fargo Series D Preferred Stock of $11.09 per share (8 7/8% annualized rate) are cumulative and are paid quarterly on the last day of March, June, September and December (equivalent to $0.55 per annum per depositary share).

NEW WELLS FARGO PREFERRED STOCK

  The summary of terms of the New Wells Fargo Preferred Stock contained herein does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Wells Fargo Certificate and the respective Certificates of Designations of the New Wells Fargo Preferred Stock (each a "Certificate of Designations") and the provisions of the Deposit Agreement.

NEW WELLS FARGO 9.875% PREFERRED STOCK

  Pursuant to the terms of the Merger Agreement, each share of First Interstate 9.875% Preferred Stock will be converted into one share of New Wells Fargo 9.875% Preferred Stock. The New Wells Fargo 9.875% Preferred Stock will be substantially the same as the First Interstate 9.875% Preferred Stock.

  Rank. The New Wells Fargo 9.875% Preferred Stock will rank on a parity as to payment of dividends and distribution of assets upon dissolution, liquidation or winding up of Wells Fargo with each other currently outstanding series of Wells Fargo Preferred Stock and with the New Wells Fargo 9.0% Preferred Stock. See "Description of Wells Fargo Capital Stock--Wells Fargo Preferred Stock." The New Wells Fargo 9.875% Preferred Stock will rank prior to the Wells Fargo Common Stock with respect to the payment of dividends and distribution of assets upon dissolution, liquidation or winding up of Wells Fargo.

  Dividends. Holders of shares of New Wells Fargo 9.875% Preferred Stock will be entitled to receive, when, as and if declared by the Wells Fargo Board, or a duly authorized committee thereof, out of assets of Wells Fargo legally available for payment, cash dividends, payable quarterly, at the rate of 9.875% per share per annum (equivalent to $2.46875 per New Wells Fargo 9.875% Depositary Share per annum). Dividends on the New Wells Fargo 9.875% Preferred Stock will be payable quarterly on the last day of March, June, September and December of each year (each, a "Dividend Payment Date"), commencing on the first Dividend Payment Date following the Effective Time. Dividends payable on the first Dividend Payment Date following the Effective Time shall be in respect of the quarterly dividend period commencing on and including the last dividend payment date with respect to the First Interstate 9.875% Preferred Stock on which dividends were paid prior to the Effective Time. Each declared dividend shall be payable to holders of record as they appear at the close of business on the stock books of Wells Fargo on such record dates, not more than 60 calendar days preceding the payment dates therefor, as are determined by the Wells Fargo Board or a duly authorized committee thereof. Quarterly dividend periods shall commence on and include the Dividend Payment Date and shall end on and include the day next preceding the next following Dividend Payment Date. The right of holders of New Wells Fargo 9.875% Preferred Stock to receive dividends is cumulative.

  So long as any shares of the New Wells Fargo 9.875% Preferred Stock are outstanding, no dividends shall be paid or declared upon any shares of any class or series of stock of Wells Fargo ranking on a parity with the New Wells Fargo 9.875% Preferred Stock in the payment of dividends for any period unless, at or prior to the time of such payment or declaration, (i) all cumulative dividends payable on the New Wells Fargo 9.875% Preferred Stock for all dividend periods ended prior to the date of such payment or declaration shall have been paid and (ii) a like proportionate dividend for the same dividend period, ratably in proportion to the respective annual dividend rates fixed thereupon, shall be paid upon or declared for the New Wells Fargo 9.875% Preferred Stock then issued and outstanding.

  So long as any shares of the New Wells Fargo 9.875% Preferred Stock are outstanding, no full dividends shall be declared or paid or set apart for payment on the preferred stock of any series ranking, as to dividends, on a parity with or junior to the New Wells Fargo 9.875% Preferred Stock for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the New Wells Fargo 9.875% Preferred Stock for all dividend periods terminating on or prior to the date of payment of such full cumulative dividends. When dividends are not paid in full upon the shares of New Wells Fargo 9.875% Preferred Stock and the shares of any other preferred stock ranking on a parity as to dividends with the New Wells Fargo 9.875% Preferred Stock, all dividends declared upon shares of New Wells Fargo 9.875% Preferred Stock and any other preferred stock ranking on a parity as to dividends shall be declared pro rata so that the amount of dividends declared per share on the New Wells Fargo 9.875% Preferred Stock and such other preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of New Wells Fargo 9.875% Preferred Stock and such other preferred stock bear to each other. Holders of shares of New Wells Fargo 9.875% Preferred Stock will not be entitled to any dividends, whether payable in cash, property or stock, in excess of full dividends, payable as herein provided, on the New Wells Fargo 9.875% Preferred Stock and no interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments of New Wells Fargo 9.875% Preferred Stock which may be in arrears. Except as provided above, unless full dividends on the New Wells Fargo 9.875% Preferred Stock have been declared and paid or set apart for payment for a dividend period, no dividends (other than in Wells Fargo Common Stock or another stock ranking junior to the New Wells Fargo 9.875% Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution declared or made upon the Wells Fargo Common Stock or on any other stock of Wells Fargo ranking junior to or on a parity with the New Wells Fargo 9.875% Preferred Stock as to dividends or upon liquidation, nor shall any Wells Fargo Common Stock nor any other stock of Wells Fargo ranking junior to or on parity with the New Wells Fargo 9.875% Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by Wells Fargo (except by conversion into or exchange for stock of Wells Fargo ranking junior to the New Wells Fargo 9.875% Preferred Stock as to dividends and upon liquidation) unless, in each case, the full dividends on all outstanding shares of New Wells Fargo 9.875% Preferred Stock shall have been paid, including dividends payable for all past dividend periods.

  Any dividend payment made on shares of New Wells Fargo 9.875% Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

  Redemption. Prior to November 15, 1996, the New Wells Fargo 9.875% Preferred Stock is not redeemable. At any time on or after November 15, 1996, the New Wells Fargo 9.875% Preferred Stock is redeemable, in whole or in part, from time to time at the option of Wells Fargo upon not less than 40 nor more than 70 days' notice (or not less than 30 nor more than 60 days' notice in the case of the New Wells Fargo 9.875% Depositary Shares) at $200.00 per share (equivalent to $25.00 per New Wells Fargo 9.875% Depositary Share) plus all accrued and unpaid dividends to the date of redemption.

  If less than all the outstanding shares of New Wells Fargo 9.875% Preferred Stock are to be redeemed, Wells Fargo will select those to be redeemed pro rata, by lot or by a substantially equivalent method. On and after the redemption date, dividends will cease to accrue on the shares, and they shall be deemed to cease to be outstanding, provided that the redemption price (including any accrued and unpaid dividends to the date fixed for redemption) has been duly paid or provided for.

  The New Wells Fargo 9.875% Preferred Stock will not be entitled to the benefits of any sinking fund.

  Notwithstanding the foregoing, unless the full cumulative dividends on all outstanding shares of New Wells Fargo 9.875% Preferred Stock shall have been paid or contemporaneously are declared and paid for all past dividend periods, no shares of New Wells Fargo 9.875% Preferred Stock shall be redeemed unless all outstanding shares of New Wells Fargo 9.875% Preferred Stock are simultaneously redeemed; provided, however that the foregoing shall not prevent the purchase or acquisition of shares of New Wells Fargo 9.875% Preferred Stock or of shares of such other series of preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of New Wells Fargo 9.875% Preferred Stock, and, unless the full cumulative dividends on all outstanding shares of New Wells Fargo 9.875% Preferred Stock and any other stock of Wells Fargo ranking on a parity with such series as to dividends and upon liquidation shall have been paid or contemporaneously are declared and paid for all past dividend periods, Wells Fargo shall not purchase or otherwise acquire directly or indirectly any shares of preferred stock of such series (except by conversion into or exchange for stock of Wells Fargo ranking junior to the preferred stock of such series as to dividends and upon liquidation.)

  In addition, in order to qualify as Tier 1 capital, New Wells Fargo 9.875% Preferred Stock may not be redeemed at Wells Fargo's option without the prior approval of the Federal Reserve Board.

  Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Wells Fargo, the holders of the New Wells Fargo 9.875% Preferred Stock will be entitled, subject to the rights of creditors, but before any distribution or payment to the holders of Wells Fargo Common Stock or any other security ranking junior to the New Wells Fargo 9.875% Preferred Stock on liquidation, dissolution or winding up of Wells Fargo, to receive $200.00 per share (equivalent to $25.00 per New Wells Fargo 9.875% Depositary Share) plus accrued and unpaid dividends. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of Wells Fargo are insufficient to pay such amount on all outstanding shares of New Wells Fargo 9.875% Preferred Stock and the corresponding amounts payable on all shares of other classes or series of stock of Wells Fargo ranking on a parity with the New Wells Fargo 9.875% Preferred Stock in the distribution of assets, then the holders of the New Wells Fargo 9.875% Preferred Stock and of all other such classes or series shall share ratably in any distribution of assets in proportion to the full amounts to which they would otherwise be respectively entitled.

  If such payment shall have been made in full to all holders of shares of New Wells Fargo 9.875% Preferred Stock, the remaining assets of Wells Fargo shall be distributed among the holders of any other classes of stock ranking junior to the New Wells Fargo 9.875% Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of Wells Fargo with any other corporation shall not be deemed to constitute a liquidation, dissolution or winding up of Wells Fargo.

  Under regulations adopted by the Federal Reserve Board, a holder of 25% or more of the New Wells Fargo Preferred Stock (or the New Wells Fargo Depositary Shares) (or a holder of 5% or more if it otherwise exercises a "controlling influence" over Wells Fargo) may then be subject to regulation as a bank holding company in accordance with the BHCA. In addition, any other bank holding company may be required to obtain the prior approval of the Federal Reserve Board to acquire 5% or more of the New Wells Fargo Preferred Stock (or the New Wells Fargo Depositary Shares).

  Voting Rights. If at the time of any annual meeting of shareholders for the election of directors of Wells Fargo, a default in preference dividends (as defined below) shall exist on the New Wells Fargo 9.875% Preferred Stock or on any shares of preferred stock ranking on a parity with the shares of New Wells Fargo 9.875% Preferred Stock as to dividends or upon liquidation (the New Wells Fargo 9.875% Preferred Stock and any such shares of preferred stock being herein referred to as "Parity Preferred Stock"), the maximum authorized number of members of the Wells Fargo Board shall automatically be increased by two. The two vacancies so created shall be filled at such meeting by the vote of the holders of the New Wells Fargo 9.875% Preferred Stock and the holders of any other Parity Preferred Stock upon which like voting rights have been conferred and are then exercisable (the New Wells Fargo 9.875% Preferred Stock and such other Parity Preferred Stock being herein referred to as "Voting Parity Preferred Stock"), voting together as a single class without regard to series, to the exclusion of the holders of the Wells Fargo Common Stock and any other class of capital stock that is not Voting Parity Preferred Stock. The holders of the Wells Fargo Common Stock and any other class of capital stock which has the right to vote at such meeting (other than the Voting Parity Preferred Stock) shall elect the remaining directors. Such rights of the holders of Voting Parity Preferred Stock shall continue until there are no preference dividends in arrears upon the Parity Preferred Stock of any series at which time such right shall terminate, except as by law expressly provided, subject to revesting in the event of each and every subsequent default of the character above mentioned. Upon any such termination of the right of the holders of shares of Voting Parity Preferred Stock as a class to vote for directors as herein provided, the term of office of each director then in office elected by such holders voting as a class (herein called a "Preferred Director") shall terminate immediately. Any Preferred Director may be removed by, and shall not be removed except by, the vote of the holders of record of the outstanding shares of Voting Parity Preferred Stock, voting together as a single class without regard to series, at a meeting of the stockholders, or of the holders of shares of Voting Parity Preferred Stock, called for such purpose. So long as a default in any preference dividends on any Parity Preferred Stock of any series shall exist,
(A) any vacancy in the office of a Preferred Director may be filled (except as provided in the following clause (B)) by the person appointed by an instrument in writing signed by the remaining Preferred Director and filed with Wells Fargo and (B) in the case of the removal of any Preferred Director, the vacancy may be filled by the person elected by the vote of the holders of the outstanding shares of Voting Parity Preferred Stock, voting together as a single class without regard to series, at the same meeting at which such removal shall be voted or at any subsequent meeting. Each director appointed as aforesaid by the remaining Preferred Director shall be deemed to be a Preferred Director. Whenever a default in preference dividends shall no longer exist: (i) the term of office of the Preferred Directors shall end, (ii) the special voting powers vested in the holders of the Voting Parity Preferred Stock as provided herein shall expire and (iii) the number of members of the Wells Fargo Board of Directors shall be such number as may be provided for in Wells Fargo's By-Laws irrespective of any increase made as provided herein. A "default in preference dividends" on the Voting Parity Preferred Stock of any series shall be deemed to have occurred whenever the amount of unpaid accrued dividends upon any series of preferred stock of Wells Fargo through the last preceding dividend period therefor shall be equivalent to six quarterly dividends (which, with respect to New Wells Fargo 9.875% Preferred Stock or any other series of Parity Preferred Stock, shall be deemed to be dividends in respect of a number of dividend periods containing not less than 540 days) or more, and, having so occurred, such default shall be deemed to exist thereafter until, but only until, all accrued dividends on all shares of Voting Parity Preferred Stock of each and every series then outstanding shall have been paid to the end of the last preceding dividend period.

  So long as any shares of New Wells Fargo 9.875% Preferred Stock remain outstanding, Wells Fargo shall not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each series of Wells Fargo Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class together with all other series of Voting Parity Preferred Stock), (i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to the New Wells Fargo 9.875% Preferred Stock with respect to payment of dividends or the distribution of assets on liquidation, or reclassify any authorized stock of Wells Fargo into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares or (ii) amend, alter or repeal the provisions of Wells Fargo's Certificate, or of the resolutions contained in the Certificate of Designations for such series of preferred stock whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of preferred stock or the holders thereof; provided, however, that any increase in the amount of the authorized preferred stock or the creation or issuance of other series of preferred stock, or any increase in the amount of authorized shares of such series or of any other series of Wells Fargo Preferred Stock, in each case ranking on a parity with or junior to the New Wells Fargo 9.875% Preferred Stock, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of the New Wells Fargo 9.875%

Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

  Conversion Rights. The New Wells Fargo 9.875% Preferred Stock is not convertible into shares of any other class or series of the capital stock of Wells Fargo.

  No Other Rights. The shares of New Wells Fargo 9.875% Preferred Stock shall not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above, in the Wells Fargo Certificate or as otherwise required by law.

NEW WELLS FARGO 9.0% PREFERRED STOCK

  Pursuant to the terms of the Merger Agreement, each share of First Interstate 9.0% Preferred Stock will be converted into one share of New Wells Fargo 9.0% Preferred Stock. The New Wells Fargo 9.0% Preferred Stock will be substantially the same as the First Interstate 9.0% Preferred Stock.

  Rank. The New Wells Fargo 9.0% Preferred Stock will rank on a parity as to payment of dividends and distribution of assets upon dissolution, liquidation or winding up of Wells Fargo with each other currently outstanding series of Wells Fargo Preferred Stock and with the New Wells Fargo 9.875% Preferred Stock. See "Description of Wells Fargo Capital Stock--Wells Fargo Preferred Stock." The New Wells Fargo 9.0% Preferred Stock will rank prior to the Wells Fargo Common Stock with respect to the payment of dividends and distribution of assets upon dissolution, liquidation or winding up of Wells Fargo.

  Dividends. Holders of shares of New Wells Fargo 9.0% Preferred Stock will be entitled to receive, when, as and if declared by the Wells Fargo Board, or a duly authorized committee thereof, out of assets of Wells Fargo legally available for payment, cash dividends, payable quarterly, at the rate of 9.0% per share per annum (equivalent to $2.25 per New Wells Fargo 9.0% Depositary Share per annum). Dividends on the New Wells Fargo 9.0% Preferred Stock shall be payable quarterly on the last day of March, June, September and December of each year (each, a "Dividend Payment Date"), commencing on the first Dividend Payment Date following the Effective Time. Dividends payable on the first Dividend Payment Date following the Effective Time shall be in respect of the quarterly dividend period commencing on and including the last dividend payment date with respect to the First Interstate 9.0% Preferred Stock on which dividends were paid prior to the Effective Time. Each declared dividend shall be payable to holders of record as they appear at the close of business on the stock books of Wells Fargo on such record dates, not more than 60 calendar days preceding the payment dates therefor, as are determined by the Wells Fargo Board or a duly authorized committee thereof (each of such dates, a "Record Date"). Quarterly dividend periods shall commence on and include the Dividend Payment Date and shall end on and include the day next preceding the next following Dividend Payment Date. The right of holders of New Wells Fargo 9.0% Preferred Stock to receive dividends is cumulative.

  All other terms and provisions governing the payment of dividends on the New Wells Fargo 9.0% Preferred Stock are identical to those governing the New Wells Fargo 9.875% Preferred Stock. See "--New Wells Fargo 9.875% Preferred Stock--Dividends."

  Redemption. Prior to May 29, 1997, the New Wells Fargo 9.0% Preferred Stock is not redeemable. At any time on or after May 29, 1997, the New Wells Fargo 9.0% Preferred Stock is redeemable, in whole or in part, from time to time at the option of Wells Fargo upon not less than 40 nor more than 70 days' notice (or not less than 30 nor more than 60 days' notice in the case of the New Wells Fargo 9.0% Depositary Shares) at $200.00 per share (equivalent to $25.00 per New Wells Fargo 9.0% Depositary Share) plus all accrued and unpaid dividends to the date of redemption.

  The remaining provisions governing redemption of the New Wells Fargo 9.0% Preferred Stock are identical to those for the New Wells Fargo 9.875% Preferred Stock. See "--New Wells Fargo 9.875% Preferred Stock--Redemption."

  Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Wells Fargo, the holders of the New Wells Fargo 9.0% Preferred Stock will be entitled, subject to the rights of creditors, but before any distribution or payment to the holders of Wells Fargo Common Stock or any other security ranking junior to the New Wells Fargo 9.0% Preferred Stock on liquidation, dissolution or winding up of Wells Fargo, to receive $200.00 per share (equivalent to $25.00 per New Wells Fargo 9.0% Depositary Share) plus accrued and unpaid dividends.

  The remaining provisions governing liquidation rights of the New Wells Fargo 9.0% Preferred Stock are identical to those governing the New Wells Fargo 9.875% Preferred Stock. See "--New Wells Fargo 9.875% Preferred Stock-- Liquidation Preference."

  Voting Rights. Holders of the New Wells Fargo 9.0% Preferred Stock will have voting rights identical to those of the holders of New Wells Fargo 9.875% Preferred Stock.

  Conversion Rights. The New Wells Fargo 9.0% Preferred Stock is not convertible into shares of any other class or series of the capital stock of Wells Fargo.

  No Other Rights. The shares of New Wells Fargo 9.0% Preferred Stock shall not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above, in the Wells Fargo Certificate or as otherwise required by law.

NEW WELLS FARGO DEPOSITARY SHARES

  At the Effective Time, Wells Fargo will assume the obligations of First Interstate under the Deposit Agreements and will instruct the Depositary to treat the shares of New Wells Fargo 9.875% Preferred Stock and New Wells Fargo 9.0% Preferred Stock, respectively, as new deposited securities under the applicable Deposit Agreement. In accordance with the terms of the relevant Deposit Agreement, the First Interstate Depositary Shares then outstanding shall thereafter represent the shares of New Wells Fargo 9.875% Preferred Stock or New Wells Fargo 9.0% Preferred Stock, as appropriate. Wells Fargo will request that the Depositary call for surrender of all outstanding First Interstate Depositary Receipts to be exchanged for New Wells Fargo Depositary Receipts specifically describing the New Wells Fargo 9.875% Preferred Stock or the New Wells Fargo 9.0% Preferred Stock, as the case may be. The New Wells Fargo Depositary Receipts to be issued in exchange for the First Interstate Depositary Receipts will evidence the New Wells Fargo Depositary Shares.

  Each New Wells Fargo Depositary Share will represent a one-eighth interest in a share of New Wells Fargo Preferred Stock. Wells Fargo has agreed to use its best efforts to list the New Wells Fargo Depositary Shares on the NYSE, subject to official notice of issuance. The New Wells Fargo Depositary Shares will be freely transferable under the Securities Act, subject to the restrictions discussed under "--Resales of Wells Fargo Common Stock and New Wells Fargo Depositary Shares Received by First Interstate Shareholders."

  Subject to the terms of the Deposit Agreements, each owner of a New Wells Fargo Depositary Share will be entitled through the Depositary, in proportion to the one-eighth interest in a share of New Wells Fargo Preferred Stock underlying such New Wells Fargo Depositary Shares, to all rights and preferences of a share of New Wells Fargo Preferred Stock (including dividend, voting, redemption and liquidation rights). Because each share of New Wells Fargo Preferred Stock entitles the holder thereof to one vote on matters on which the New Wells Fargo Preferred Stock is entitled to vote, each New Wells Fargo Depositary Share will, in effect, entitle the holder thereof to one-eighth of a vote thereon, rather than one full vote. See "--New Wells Fargo Preferred Stock--Voting Rights."

  Pending the preparation of definitive engraved New Wells Fargo Depositary Receipts, the Depositary may, upon the written order of Wells Fargo, issue temporary New Wells Fargo Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive New Wells Fargo Depositary Receipts but not in definitive form. Definitive New Wells Fargo Depositary Receipts will be prepared

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


thereafter without unreasonable delay, and temporary New Wells Fargo Depositary Receipts will be exchangeable for definitive New Wells Fargo Depositary Receipts at Wells Fargo's expense.

  Dividends and Other Distributions. The Depositary will distribute all cash distributions received in respect of the New Wells Fargo Preferred Stock to the record holders of New Wells Fargo Depositary Shares relating to such New Wells Fargo Preferred Stock in proportion to the numbers of such New Wells Fargo Depositary Shares owned by such holders on the relevant record date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of New Wells Fargo Depositary Shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of New Wells Fargo Depositary Shares.

  In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of New Wells Fargo Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of Wells Fargo, sell such property and distribute the net proceeds from such sale to such holders.

  The Deposit Agreements also contain provisions relating to the manner in which any subscription or similar rights offered by Wells Fargo to holders of the New Wells Fargo Preferred Stock shall be made available to holders of New Wells Fargo Depositary Shares.

  Redemption of New Wells Fargo Depositary Shares. If a series of the New Wells Fargo Preferred Stock underlying the New Wells Fargo Depositary Shares is subject to redemption, the New Wells Fargo Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption in whole or in part, of such series of the New Wells Fargo Preferred Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the New Wells Fargo Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per New Wells Fargo Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of New Wells Fargo Preferred Stock. Whenever Wells Fargo redeems shares of New Wells Fargo Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of New Wells Fargo Depositary Shares relating to shares of New Wells Fargo Preferred Stock so redeemed. If less than all the New Wells Fargo Depositary Shares are to be redeemed, the New Wells Fargo Depositary Shares to be redeemed will be selected by lot or pro rata, all as may be determined by the Depositary.

  After the date fixed for redemption, the New Wells Fargo Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the New Wells Fargo Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such New Wells Fargo Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the New Wells Fargo Depositary Receipts evidencing such New Wells Fargo Depositary Shares.

  Voting the New Wells Fargo Preferred Stock. Upon receipt of notice of any meeting at which the holders of the New Wells Fargo Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the New Wells Fargo Depositary Shares relating to such New Wells Fargo Preferred Stock. Each record holder of such New Wells Fargo Depositary Shares on the record date (which will be the same date as the record date for the New Wells Fargo Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of New Wells Fargo Preferred Stock underlying such holder's New Wells Fargo Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of New Wells Fargo Preferred Stock underlying such New Wells Fargo Depositary Shares in accordance with such instructions, and Wells Fargo will agree to take action as may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of New Wells Fargo Depositary Shares relating to such New Wells

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


Fargo Preferred Stock to the extent it does not receive specific instructions from the holders of New Wells Fargo Depositary Shares representing such shares of New Wells Fargo Preferred Stock.

  Amendment and Termination of the New Wells Fargo Depositary Agreement. The form of New Wells Fargo Depositary Receipts evidencing the New Wells Fargo Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between Wells Fargo and the Depositary. However, any amendment that materially and adversely alters the rights of the existing holders of New Wells Fargo Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the New Wells Fargo Depositary Shares then outstanding. A Deposit Agreement may be terminated by Wells Fargo or the Depositary only if (i) all outstanding New Wells Fargo Depositary Shares relating thereto have been redeemed or (ii) there has been a final distribution in respect of the New Wells Fargo Preferred Stock of the relevant series in connection with any liquidation, dissolution or winding up of Wells Fargo and such distribution has been distributed to the holders of the related New Wells Fargo Depositary Receipts.

  Charges of Depositary. Wells Fargo will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. Wells Fargo will pay charges of the Depositary in connection with the initial deposit of the New Wells Fargo Preferred Stock and any redemption of the New Wells Fargo Preferred Stock. Holders of New Wells Fargo Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreements to be for their accounts.

  Miscellaneous. The Depositary will forward to the holders of New Wells Fargo Depositary Shares all reports and communications from Wells Fargo that are delivered to the Depositary and that Wells Fargo is required to furnish to the holders of the New Wells Fargo Preferred Stock.

  Neither the Depositary nor Wells Fargo will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreements. The obligations of Wells Fargo and the Depositary under the Deposit Agreements will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any New Wells Fargo Depositary Shares or New Wells Fargo Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting New Wells Fargo Preferred Stock for deposit, holders of New Wells Fargo Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

  The Deposit Agreements will not permit holders of New Wells Fargo Depositary Receipts to withdraw shares of New Wells Fargo Preferred Stock held by the Depositary upon surrender of such New Wells Fargo Depositary Receipts or otherwise.

  Resignation and Renewal of Depositary. The Depositary may resign at any time by delivering to Wells Fargo notice of its election to do so, and Wells Fargo may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

  Taxation. Owners of the New Wells Fargo Depositary Shares will be treated for federal income tax purposes as if they were owners of the New Wells Fargo Preferred Stock represented by such New Wells Fargo Depositary Shares.

CERTAIN REGULATORY CONSIDERATIONS

  SUPERVISION AND REGULATION. The following discussion addresses the regulatory framework applicable to bank holding companies and their subsidiaries, and provides certain specific information relevant to Wells Fargo. Regulation of financial institutions such as Wells Fargo and its subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds of the FDIC and the banking system as a whole, and generally is not intended for the protection of stockholders or other investors.

  The following is a summary of certain statutes and regulations that apply to the operation of banking institutions. Changes in the applicable laws, and in their application by regulatory agencies, cannot necessarily be predicted, but they may have a material effect on the business and results of banking organizations, including Wells Fargo.

  As a bank holding company, Wells Fargo is subject to regulation, supervision and examination by the Federal Reserve Board under the BHCA. Under the BHCA, bank holding companies may not, in general, directly or indirectly acquire ownership or control of more than 5% of the voting shares of any company, including a bank or bank holding company, without the prior approval of the Federal Reserve Board. In addition, bank holding companies are generally prohibited from engaging in nonbanking (i.e., commercial or industrial) activities, subject to certain exceptions under the BHCA.

  Wells Fargo's banking subsidiaries, as national banking associations, are subject to regulation, supervision and examination by the OCC.

  Depository institutions are also affected by various state and federal laws, including those relating to consumer protection and similar matters, as well as by the fiscal and monetary policies of the federal government and its agencies, including the Federal Reserve Board. An important purpose of these policies is to curb inflation and control recessions through control of the supply of money and credit. The Federal Reserve Board uses its powers to establish reserve requirements of depository institutions and to conduct open market operations in United States government securities so as to influence the supply of money and credit. These policies have a direct effect on the availability of bank loans and deposits and on interest rates charged on loans and paid on deposits, with the result that federal policies have a material effect on the earnings of the banking subsidiaries, and, hence, Wells Fargo.

  Wells Fargo also has other financial services subsidiaries that are subject to regulation, supervision and examination by the Federal Reserve Board, as well as other applicable state and federal regulatory agencies. For example, Wells Fargo's discount brokerage and asset management subsidiaries are subject to supervision and regulation by the Commission, the National Association of Securities Dealers, Inc. and state securities regulators; and Wells Fargo's insurance subsidiaries are subject to regulation by the insurance regulatory authorities of the various states. Other nonbank subsidiaries of Wells Fargo are subject to other laws and regulations of both the federal government and the various states in which they are authorized to do business.

  DIVIDEND RESTRICTIONS. Wells Fargo is a legal entity separate and distinct from its banking and other subsidiaries. The principal source of cash flow of Wells Fargo, including cash flow to pay dividends on Wells Fargo's common and preferred stock and debt service on Wells Fargo's debt, is dividends from its banking and other subsidiaries. Various federal and state statutes and regulations limit the amount of dividends that may be paid to Wells Fargo by its banking subsidiaries without regulatory approval.

  The approval of the OCC is required for the payment of any dividend by a national bank if the total of all dividends declared by the board of directors of such bank in any calendar year would exceed the total of (i) the bank's retained net profits (as defined and interpreted by regulation) for the current year plus (ii) the retained net profits (as defined and interpreted by regulation) for the preceding two years, less any required transfer to surplus or a fund for the retirement of any preferred stock. In addition, a national bank can pay dividends only to the extent that retained net profits (including the portion transferred to surplus) exceed bad debts (as defined and interpreted by regulation).

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


  In addition, if, in the opinion of the applicable federal bank regulatory agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the institution, could include the payment of dividends) the agency may require, after notice and hearing, that such institution cease and desist from such practice. The OCC has indicated that paying dividends that would deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound practice. Moreover, under the Federal Deposit Insurance Act (the "FDI Act"), an insured depository institution may not pay any dividend if payment would cause it to become undercapitalized or once it is undercapitalized. See "--Regulatory Capital Standards and Related Matters." Also, the federal bank regulatory agencies have issued policy statements which provide that FDIC-insured depository institutions and their holding companies should generally pay dividends only out of current operating earnings.

  HOLDING COMPANY STRUCTURE. Transactions Involving Banking
Subsidiaries. Wells Fargo's banking subsidiaries are subject to Federal Reserve Act restrictions which limit the transfer of funds or other items of value from such subsidiaries to Wells Fargo and (with certain exceptions) to Wells Fargo's nonbanking subsidiaries (together, "affiliates") in so-called "covered transactions." In general, covered transactions include loans and other extensions of credit, investments and asset purchases, as well as other transactions involving the transfer of value from a banking subsidiary to an affiliate or for the benefit of an affiliate. Unless an exemption applies, covered transactions by a banking subsidiary with any one of its affiliates is limited in amount to 10% of that banking subsidiary's capital and surplus (as defined and interpreted by regulation) and, with respect to covered transactions with all affiliates, in the aggregate, to 20% of that banking subsidiary's capital and surplus. Furthermore, loans and extensions of credit to affiliates generally are required to be secured in specified amounts.

  Source of Strength Doctrine. Under Federal Reserve Board policy, a bank holding company is expected to serve as a source of financial and managerial strength to each of its subsidiary banks and, under appropriate circumstances, to commit resources to support each such subsidiary bank. This support may be required by the Federal Reserve Board at times when Wells Fargo may not have the resources to provide it or, for other reasons, would not otherwise be inclined to provide it. Certain loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits in, and certain other indebtedness of, the subsidiary bank. In addition, in the event of a bank holding company's bankruptcy, any commitment by a bank holding company to a Federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

  Depositor Preference. The FDI Act provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of such institution (including claims by the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver would be afforded a priority over other general unsecured claims against such an institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will be placed ahead of unsecured, nondeposit creditors, including a parent holding company such as Wells Fargo, in order of priority of payment.

  Liability of Commonly Controlled Institutions. Under the FDI Act, an insured depository institution that is under common control with another insured depository institution is generally liable for any loss incurred, or reasonably anticipated to be incurred, by the FDIC in connection with the default of such commonly controlled institution, or any assistance provided by the FDIC to any such commonly controlled institution that is in danger of default. The term "default" is defined generally to mean the appointment of a conservator or receiver and the term "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance.

  REGULATORY CAPITAL STANDARDS AND RELATED MATTERS. Capital Guidelines. The Federal Reserve Board, the FDIC and the OCC have adopted substantially similar risk-based and leverage capital guidelines for United States banking organizations. The guidelines establish a systematic, analytical framework that makes regulatory capital requirements sensitive to differences in risk profiles among banking organizations, takes off-balance sheet exposure into account in assessing capital adequacy and reduces disincentives to holding liquid, low-risk assets. The risk-based capital ratio is determined by classifying assets and specified off-balance sheet financial instruments into weighted categories with higher levels of capital being required for categories perceived as representing greater risk. The Federal bank regulatory agencies have indicated that in assessing the capital adequacy of a banking organization they will consider, among other things, interest rate risk, and are each considering a proposal to incorporate an explicit mechanism by which interest rate risk would be incorporated into the risk-based capital standards. Federal Reserve Board policy also provides that banking organizations generally, and, in particular, those that are experiencing internal growth or actively making acquisitions, are expected to maintain capital positions that are substantially above the minimum supervisory levels, without significant reliance on intangible assets.

  Under these risk-based capital standards, the minimum consolidated ratio of total capital to risk-adjusted assets (including certain off-balance sheet items, such as standby letters of credit) required by the Federal Reserve Board for bank holding companies, such as Wells Fargo, is currently 8%. At least one-half of the total capital must be comprised of common equity, retained earnings, qualifying noncumulative perpetual preferred stock, a limited amount of qualifying cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less certain items such as goodwill and certain other intangible assets ("Tier I capital"). The remainder may consist of qualifying hybrid capital instruments, perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, preferred stock that does not qualify as Tier I capital and a limited amount of loan and lease loss reserves ("Tier II capital"). As of December 31, 1995, Wells Fargo's preliminary Tier I and total capital to risk-adjusted assets ratios were 8.80% and 12.45%, respectively. At December 31, 1995, on a pro forma combined basis after giving effect to the Merger on a purchase accounting basis, Wells Fargo's estimated consolidated Tier I capital and total capital to risk-adjusted assets ratios would be 8.35% and 11.60%, respectively.

  In addition to the risk-based standard, Wells Fargo is subject to minimum leverage ratio guidelines. The leverage ratio is defined to be the ratio of a bank holding company's Tier I capital to its total consolidated quarterly average assets less goodwill and certain other intangible assets (the "Leverage Ratio"). These guidelines provide for a minimum Leverage Ratio of 3% for bank holding companies that have the highest supervisory rating. All other bank holding companies must maintain a minimum Leverage Ratio of at least 4% to 5%. Neither Wells Fargo nor any of its banking subsidiaries has been advised by the appropriate Federal banking regulator of any specific Leverage Ratio applicable to it. As of December 31, 1995, Wells Fargo's preliminary Leverage Ratio was 7.45%. At December 31, 1995, on a pro forma combined basis after giving effect to the Merger on a purchase accounting basis, Wells Fargo's estimated consolidated Leverage Ratio would be 6.95%.

  The reductions in Wells Fargo's pro forma combined capital ratios are due to the effect of First Interstate's capital ratios, which are lower than Wells Fargo's.

  Wells Fargo's banking subsidiaries are also subject to capital requirements substantially similar to those imposed by the Federal Reserve Board on bank holding companies. As of September 30, 1995, each of Wells Fargo's banking subsidiaries had capital in excess of the foregoing minimum regulatory ratio requirements.

  Prompt Corrective Action. The FDI Act requires the federal bank regulatory agencies to take "prompt corrective action" in respect of FDIC-insured depository institutions that do not meet minimum capital requirements. A depository institution's treatment for purposes of the prompt corrective action provisions will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.

  The OCC has adopted regulations establishing relevant capital measures and relevant capital levels. The relevant capital measures are the total capital ratio, Tier 1 capital ratio and the Leverage Ratio. Under the regulations, a national bank will be: (i) "well capitalized" if it has a total capital ratio of 10% or greater, a Tier 1 capital ratio of 6% or greater and a Leverage Ratio of 5% or greater and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a total capital ratio of 8% or greater, a Tier 1 capital ratio of 4% or greater and a Leverage Ratio of 4% or greater (3% in certain circumstances) and is not "well capitalized,"

(iii) "undercapitalized" if it has a total capital ratio of less than 8%, a Tier 1 capital ratio of less than 4% or a Leverage Ratio of less than 4% (3% in certain circumstances); (iv) "significantly undercapitalized" if it has a total capital ratio of less than 6%, a Tier 1 capital ratio of less than 3% or a Leverage Ratio of less than 3%; and (v) "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets. In addition, a bank's primary federal bank regulatory agency is authorized to downgrade the bank's capital category to the next lower category upon a determination that the bank is in an unsafe or unsound condition or is engaged in an unsafe or unsound practice. An unsafe or unsound practice can include receipt by the institution of a less than satisfactory rating on its most recent examination with respect to its asset quality, management, earnings or liquidity. As of December 31, 1995, all of Wells Fargo's subsidiary banks had capital levels that qualify them as "well capitalized" under such regulations.

  The FDI Act generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would therefore be "undercapitalized." "Undercapitalized" depository institutions are subject to limitations on, among other things, asset growth; acquisitions; branching; new business lines; acceptance of brokered deposits; and borrowings from the Federal Reserve System and are required to submit a capital restoration plan. The federal bank regulatory agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of
(i) an amount equal to 5% of the depository institution's total assets at the time it became "undercapitalized," and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator.

  FDIC Insurance. On August 8, 1995, the FDIC amended its regulations on insurance assessments to establish an assessment rate schedule that ranged from 4 to 31 cents per $100 of insured deposits in replacement of the previous schedule of 23 to 31 cents (based on each institution's assigned risk classification) per $100 of insured deposits for institutions whose deposits are subject to assessment by the Bank Insurance Fund ("BIF"). All of Wells Fargo's insured deposits are subject to assessments payable to BIF. This BIF schedule became effective on June 1, 1995, the first day of the month after the month in which BIF reached its "designated reserve ratio" of 1.25% of total estimated insured deposits. Assessments collected under the previous assessment schedule in excess of the amount due under the new schedule were refunded, with interest, from the effective date of the new schedule. Wells Fargo's subsidiary banks received an aggregate refund of approximately $23 million. An institution's risk classification is based on an assignment of the institution by the FDIC to one of three capital groups and to one of three supervisory subgroups. The capital groups are "well capitalized," "adequately capitalized" and "undercapitalized." The three supervisory subgroups are Group "A" (for financially solid institutions with only a few minor weaknesses), Group "B" (for those institutions with weaknesses which, if uncorrected, could cause substantial deterioration of the institution and increase the risk to the deposit insurance fund) and Group "C" (for those institutions with a substantial probability of loss to the fund absent effective corrective action).

  On November 14, 1995, the Board of Directors of the FDIC approved a further reduction in the assessment schedule for BIF deposits. Effective January 1, 1996, the assessment schedule now ranges from 0 to 27 cents per $100 of deposits subject to BIF assessments, based on each institution's risk classification.

  Various legislative proposals regarding the future of BIF and the SAIF have recently been reported, which generally provide for a special assessment on SAIF deposits. While the ultimate outcome of the legislative process cannot be predicted, Wells Fargo does not expect these proposals to have an effect on its financial condition. Wells Fargo's bank subsidiaries currently hold no deposits subject to assessments payable to SAIF.

  As part of the currently pending Budget Reconciliation Act for fiscal year 1996, the House-Senate Conference Committee has proposed an assessment on all FDIC-insured depository institutions to provide funds for payment of interest on Financing Corporation debt when due. If enacted, this proposal would result in minimum BIF insurance premiums which are expected to be approximately 2.5 cents on each $100 in deposits subject to BIF assessments.

  INTERSTATE BANKING AND OTHER RECENT LEGISLATION. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act"), which became effective on September 29, 1995, bank holding companies are permitted to acquire banks located in any state regardless of the state law in effect at the time. The Interstate Act also provides for the nationwide interstate branching of banks. Under the Interstate Act, both national and state-chartered banks will be permitted to merge across state lines (and thereby create interstate branches) commencing on June 1, 1997. States are permitted to "opt-out" of the interstate branching authority by taking action prior to the commencement date. States may also "opt-in" early (i.e., prior to June 1, 1997) to the interstate branching provisions.

  In addition to the matters discussed above, there have been proposed a number of legislative and regulatory proposals designed to strengthen the Federal deposit insurance system and to improve the overall financial stability of the U.S. banking system, and to provide for other changes in the bank regulatory structure, including proposals to reduce regulatory burdens on banking organizations and to expand the nature of products and services banks and bank holding companies may offer. It is impossible to predict whether or in what form these proposals may be adopted in the future, and, if adopted, what their effect will be on Wells Fargo.

                     VALIDITY OF WELLS FARGO COMMON STOCK

  The validity of the shares of Wells Fargo Common Stock offered hereby will be passed upon for Wells Fargo by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

  The consolidated financial statements of Wells Fargo & Company as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of First Interstate as of December 31, 1994 and 1993, and for each of the three years in the period ended December 31, 1994 appearing in the Annual Report on Form 10-K of First Interstate for the year ended December 31, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                      INDEPENDENT PUBLIC ACCOUNTANTS

  Representatives of KPMG Peat Marwick LLP, certified public accountants, the independent auditors of Wells Fargo for the current fiscal year and for the most recently completed fiscal year, and Ernst & Young LLP, certified public accountants, the independent auditors of First Interstate for the current fiscal year and for the most recently completed fiscal year, are expected to be present at the Wells Fargo Special Meeting and the First Interstate Special Meeting, respectively, to respond to appropriate questions and to make a statement if they desire to do so.

                          STOCKHOLDER PROPOSALS

  A stockholder of Wells Fargo who intended to present a proposal at the 1996 annual meeting of stockholders for inclusion in Wells Fargo's proxy statement and form of proxy relating to such meeting must have submitted such proposal by November 14, 1995.

  A stockholder of First Interstate who intended to present a proposal at the 1996 annual meeting of stockholders for inclusion in First Interstate's proxy statement and form of proxy relating to such meeting must have submitted such proposal by November 21, 1995.

                  MANAGEMENT AND ADDITIONAL INFORMATION

  Certain information relating to the management, executive compensation, various benefit plans (including stock plans), voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to Wells Fargo and First Interstate is set forth in or incorporated by reference in the respective Annual Reports on Form 10-K for the year ended December 31, 1994 of Wells Fargo and First Interstate, which are incorporated by reference in this Joint Proxy Statement/Prospectus. See "Incorporation of Certain Information by Reference." Wells Fargo and First Interstate stockholders who wish to obtain copies of these documents may contact Wells Fargo or First Interstate, as applicable, at its address or telephone number set forth under "Incorporation of Certain Information by Reference."

                                                                 APPENDIX A

                                                           [Conformed Copy]

--------------------------------------------------------------------------------

                       AGREEMENT AND PLAN OF MERGER

                       DATED AS OF JANUARY 23, 1996

                              BY AND BETWEEN

                           WELLS FARGO & COMPANY

                                    AND

                         FIRST INTERSTATE BANCORP


--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                   ARTICLE I

                                   THE MERGER

                                                                           PAGE
                                                                           ----
 1.1  The Merger.........................................................    1
 1.2  Effective Time.....................................................    1
 1.3  Effects of the Merger..............................................    1
      Conversion of Subject Company Common Stock, Subject Company
 1.4  Preferred Stock....................................................    2
 1.5  Parent Common Stock; Parent Preferred Stock........................    3
 1.6  Options............................................................    3
 1.7  Certificate of Incorporation.......................................    4
 1.8  Bylaws.............................................................    4
 1.9  Tax Consequences...................................................    4
 1.10 Board of Directors.................................................    4
 1.11 Headquarters.......................................................    4

                                   ARTICLE II

                               EXCHANGE OF SHARES

 2.1  Parent to Make Shares Available....................................    4
 2.2  Exchange of Shares.................................................    5

                                  ARTICLE III

               REPRESENTATIONS AND WARRANTIES OF SUBJECT COMPANY

 3.1  Corporate Organization.............................................    6
 3.2  Capitalization.....................................................    7
 3.3  Authority; No Violation............................................    8
 3.4  Consents and Approvals.............................................    8
 3.5  Reports............................................................    9
 3.6  Financial Statements...............................................    9
 3.7  Broker's Fees......................................................   10
 3.8  Absence of Certain Changes or Events...............................   10
 3.9  Legal Proceedings..................................................   10
 3.10 Taxes and Tax Returns..............................................   10
 3.11 Employees..........................................................   11
 3.12 SEC Reports........................................................   12
 3.13 Compliance with Applicable Law.....................................   12
 3.14 Certain Contracts..................................................   12
 3.15 Agreements with Regulatory Agencies................................   12
 3.16 Undisclosed Liabilities............................................   13
 3.17 State Takeover Laws................................................   13
 3.18 Rights Agreement...................................................   13
 3.19 Subject Company Information........................................   13
 3.20 Environmental Liability............................................   13
 3.21 Interest Rate Risk Management Instruments..........................   14
 3.22 Terminated Merger Agreement........................................   14

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF PARENT

                                                                            PAGE
                                                                            ----
 4.1  Corporate Organization..............................................   14
 4.2  Capitalization......................................................   15
 4.3  Authority; No Violation.............................................   15
 4.4  Consents and Approvals..............................................   16
 4.5  Reports.............................................................   16
 4.6  Financial Statements................................................   17
 4.7  Broker's Fees.......................................................   17
 4.8  Absence of Certain Changes or Events................................   17
 4.9  Legal Proceedings...................................................   18
 4.10 Taxes and Tax Returns...............................................   18
 4.11 Employees...........................................................   18
 4.12 SEC Reports.........................................................   19
 4.13 Compliance with Applicable Law......................................   19
 4.14 Certain Contracts...................................................   19
 4.15 Agreements with Regulatory Agencies.................................   20
 4.16 Undisclosed Liabilities.............................................   20
 4.17 State Takeover Laws; Certificate of Incorporation...................   20
 4.18 Parent Information..................................................   20
 4.19 Environmental Liability.............................................   20
 4.20 Interest Rate Risk Management Instruments...........................   21

                                   ARTICLE V

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

 5.1  Conduct of Businesses Prior to the Effective Time...................   21
 5.2  Forbearances........................................................   21

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

 6.1  Regulatory Matters..................................................   23
 6.2  Access to Information...............................................   24
 6.3  Stockholders' Approvals.............................................   25
 6.4  Legal Conditions to Merger..........................................   25
 6.5  Affiliates; Publication of Combined Financial Results...............   25
 6.6  Stock Exchange Listing..............................................   25
 6.7  Employee Benefit Plans..............................................   25
 6.8  Indemnification; Directors' and Officers' Insurance.................   27
 6.9  Additional Agreements...............................................   29
 6.10 Advice of Changes...................................................   29
 6.11 Dividends...........................................................   29
 6.12 Subsequent Interim and Annual Financial Statements..................   29
 6.13 Litigation..........................................................   29

                                  ARTICLE VII

                              CONDITIONS PRECEDENT

                                                                            PAGE
                                                                            ----
 7.1  Conditions to Each Party's Obligation To Effect the Merger..........   30
 7.2  Conditions to Obligations of Parent.................................   30
 7.3  Conditions to Obligations of Subject Company........................   31

                                  ARTICLE VIII

                           TERMINATION AND AMENDMENT

 8.1  Termination.........................................................   32
 8.2  Effect of Termination...............................................   33
 8.3  Amendment...........................................................   33
 8.4  Extension; Waiver...................................................   33

                                   ARTICLE IX

                               GENERAL PROVISIONS

 9.1  Closing.............................................................   33
 9.2  Nonsurvival of Representations, Warranties and Agreements...........   33
 9.3  Expenses............................................................   34
 9.4  Notices.............................................................   34
 9.5  Interpretation......................................................   34
 9.6  Counterparts........................................................   35
 9.7  Entire Agreement....................................................   35
 9.8  Governing Law.......................................................   35
 9.9  Severability........................................................   35
 9.10 Publicity...........................................................   35
 9.11 Assignment; Third Party Beneficiaries...............................   35
 9.12 Alternative Structure...............................................   35
 9.13 Enforcement of the Agreement........................................   35

                         AGREEMENT AND PLAN OF MERGER

  AGREEMENT AND PLAN OF MERGER, dated as of January 23, 1996, by and between Wells Fargo & Company, a Delaware corporation ("Parent"), and First Interstate Bancorp, a Delaware corporation ("Subject Company").

  WHEREAS, the Boards of Directors of Parent and Subject Company have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein in which Subject Company will, subject to the terms and conditions set forth herein, merge (the "Merger") with and into Parent, so that Parent is the surviving corporation in the Merger; and

  WHEREAS, Subject Company, First Bank System, Inc., a Delaware corporation ("North"), and Eleven Acquisition Corp. ("Merger Sub"), a Delaware corporation, were parties to that certain Agreement and Plan of Merger (the "Terminated Merger Agreement"), dated as of November 5, 1995, that Subject Company has terminated in accordance with the terms thereof; and

  WHEREAS, Parent, Subject Company, North and Merger Sub have entered into that certain Settlement and Release Agreement, dated as of January 23, 1996 (the "Settlement Agreement"), pursuant to which North has agreed, in consideration of certain payments, to termination of the Fee Letter, dated as of November 5, 1995, between Subject Company and North (the "North Fee Letter") and the Stock Option Agreement, dated November 5, 1995 (the "Subject Company Stock Option Agreement"), between Subject Company as issuer and North as grantee; and

  WHEREAS, as a condition to the execution of this Agreement, Parent and Subject Company are entering into the Parent Fee Letter (as defined below) and the Subject Company Fee Letter (as defined below); and

  WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

  NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

                                   ARTICLE I

                                  THE MERGER

  1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the "DGCL"), at the Effective Time (as defined in Section 1.2 hereof), Subject Company shall merge with and into Parent. Parent shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") in the Merger, and shall continue its corporate existence under the laws of the State of Delaware. The name of the Surviving Corporation shall be Wells Fargo & Company. Upon consummation of the Merger, the separate corporate existence of Subject Company shall terminate.

  1.2 Effective Time. The Merger shall become effective as set forth in the certificate of merger (the "Certificate of Merger") which shall be filed with the Secretary of State of the State of Delaware (the "Delaware Secretary") on the Closing Date (as defined in Section 9.1 hereof). The term "Effective Time" shall be the date and time when the Merger becomes effective, as set forth in the Certificate of Merger.

  1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the DGCL.

  1.4 Conversion of Subject Company Common Stock, Subject Company Preferred Stock. At the Effective Time, subject to Section 2.2(e) hereof, by virtue of the Merger and without any action on the part of Parent, Subject Company or the holder of any of the following securities:

    (a) Each share of the common stock, par value $2.00 per share, of Subject Company (the "Subject Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares of Subject Company Common Stock held (x) in Subject Company's treasury or (y) directly or indirectly by Parent or Subject Company or any of their respective Subsidiaries (as defined below) (except for Trust Account Shares and DPC shares, as such terms are defined below)), together with the rights (the "Subject Company Rights") attached thereto issued pursuant to the Rights Agreement, dated as of November 21, 1988, as amended, between Subject Company and First Interstate Bank, Ltd., as Rights Agent (the "Subject Company Rights Agreement"), shall, subject to Section 1.4(d) hereof, be converted into the right to receive two-thirds of a share (the "Common Exchange Ratio") of the common stock, par value $5.00 per share, of Parent ("Parent Common Stock").

    (b) Each share of 9.875% preferred stock, Series F, of Subject Company (the "Subject Company 9.875% Preferred") issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one share of 9.875% preferred stock of Parent (the "Parent 9.875% Preferred"). The terms of the Parent 9.875% Preferred shall be substantially the same as the terms of the Subject Company 9.875% Preferred.

    (c) Each share of 9.0% preferred stock, Series G, of Subject Company (the "Subject Company 9.0% Preferred," and together with the Subject Company 9.875% Preferred, the "Subject Company Preferred Stock") issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive one share of 9.0% preferred stock of Parent (the "Parent 9.0% Preferred," and together with the Parent 9.875% Preferred, the "Parent New Preferred"). The terms of the Parent 9.0% Preferred shall be substantially the same as the terms of the Subject Company 9.0% Preferred. For purposes of this Agreement (i) the Subject Company Common Stock and Subject Company Preferred Stock are referred to herein as the "Subject Company Capital Stock," and (ii) the Parent Common Stock and Parent Preferred Stock (as defined below) are collectively referred to as the "Parent Capital Stock."

    (d) All of the shares of Subject Company Common Stock converted into Parent Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each a "Common Certificate") previously representing any such shares of Subject Company Common Stock shall thereafter represent the right to receive (i) a certificate representing the number of whole shares of Parent Common Stock and (ii) the cash in lieu of fractional shares into which the shares of Subject Company Common Stock represented by such Common Certificate have been converted pursuant to this Section 1.4 and Section 2.2(e) hereof. Common Certificates previously representing shares of Subject Company Common Stock shall be exchanged for certificates representing whole shares of Parent Common Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such Common Certificates in accordance with Section 2.2 hereof, without any interest thereon. If prior to the Effective Time the outstanding shares of Parent Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in Parent's capitalization, then an appropriate and proportionate adjustment shall be made to the Common Exchange Ratio.

    (e) All of the shares of Subject Company Preferred Stock converted into Parent New Preferred pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each a "Preferred Certificate," and collectively with the Common Certificates, the "Certificates") previously representing any such shares of Subject Company Preferred Stock shall thereafter represent the right to receive a certificate representing the number of shares of corresponding Parent New Preferred into which the shares of Subject Company Preferred Stock represented by such Preferred Certificate have been converted pursuant to this Section 1.4. Preferred Certificates previously representing shares of Subject Company Preferred Stock shall be exchanged for certificates representing shares of corresponding Parent New Preferred issued in consideration therefor upon the surrender of such Preferred Certificates in accordance with Section 2.2 hereof, without any interest thereon.

    (f) At the Effective Time, all shares of Subject Company Capital Stock that are owned by Subject Company as treasury stock and all shares of Subject Company Capital Stock that are owned directly or indirectly by Parent or Subject Company or any of their respective Subsidiaries (other than shares of Subject Company Capital Stock held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties (any such shares, and shares of Parent Common Stock which are similarly held, whether held directly or indirectly by Parent or Subject Company or any of their respective Subsidiaries, as the case may be, being referred to herein as "Trust Account Shares") and other than any shares of Subject Company Capital Stock held by Parent or Subject Company or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of Subject Company Capital Stock, and shares of Parent Common Stock which are similarly held, whether held directly or indirectly by Parent or Subject Company or any of their respective Subsidiaries, being referred to herein as "DPC Shares")) shall be cancelled and shall cease to exist and no stock of Parent or other consideration shall be delivered in exchange therefor. All shares of Parent Common Stock that are owned by Subject Company or any of its Subsidiaries (other than Trust Account Shares and DPC Shares) shall become treasury stock of Parent.

    (g) At the Effective Time, Parent shall assume the obligations of Subject Company under the Deposit Agreement, dated as of November 14, 1991, between Subject Company and First Interstate Bank of California, as depositary (relating to the Subject Company 9.875% Preferred), and the Deposit Agreement, dated as of May 29, 1992, between Subject Company and First Interstate Bank of California, as depositary (relating to the Subject Company 9.0% Preferred). Parent shall instruct the applicable depositary to treat the shares of Parent 9.875% Preferred and Parent 9.0% Preferred received by such depositary in exchange for and upon conversion of the shares of Subject Company 9.875% Preferred and Subject Company 9.0% Preferred, respectively, as new deposited securities under the applicable deposit agreement. In accordance with the terms of the relevant deposit agreement, the depositary receipts then outstanding shall thereafter represent the shares of Parent 9.875% Preferred and Parent 9.0% Preferred so received upon conversion and exchange for the shares of Subject Company 9.875% Preferred and Subject Company 9.0% Preferred, respectively. Parent shall request that such depositary call for the surrender of all outstanding receipts to be exchanged for new receipts (the "New Parent Depositary Shares") specifically describing the relevant series of Parent New Preferred.

  1.5 Parent Common Stock; Parent Preferred Stock. At and after the Effective Time, each share of Parent Common Stock and each share of Parent Preferred Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock or preferred stock, as the case may be, of Parent and shall not be affected by the Merger.

  1.6 Options. (a) At the Effective Time, each option granted by Subject Company to purchase shares of Subject Company Common Stock (each a "Subject Company Option") which is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of Subject Company Common Stock and shall be converted automatically into an option to purchase shares of Parent Common Stock in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the Subject Company 1995 Performance Stock Plan, the Subject Company 1991 Performance Stock Plan (as amended), the Subject Company 1988 Performance Stock Plan (as amended), the Subject Company 1983 Performance Stock Plan (as amended), the Subject Company Performance Stock Plan of 1980 (as amended and restated) and the Subject Company 1991 Director Option Plan (as amended and restated), as the case may be (collectively, the "Subject Company Stock Option Plans"), and the agreements evidencing grants thereunder, including, but not limited to, the accelerated vesting of such options which shall occur in connection with and by virtue of the approval of the Merger Agreement and the Merger by the stockholders of Subject Company as and to the extent required by such plans and agreements):

    (1) the number of shares of Parent Common Stock to be subject to the new option shall be equal to the product of the number of shares of Subject Company Common Stock subject to the original option and the Common Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded down to the nearest share; and

    (2) the exercise price per share of Parent Common Stock under the new option shall be equal to the exercise price per share of Subject Company Common Stock under the original option divided by the Common Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent.

  The adjustment provided herein with respect to any options which are "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")) shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code and, to the extent it is not so consistent, such Section 424(a) shall override anything to the contrary contained herein. The duration and other terms of the new option shall be the same as the original option (subject to Section 6.7(b) hereof) except that all references to Subject Company shall be deemed to be references to Parent.

  1.7 Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of Parent, as in effect at the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation. At or prior to the Effective Time, Parent shall duly execute and file with the Delaware Secretary of State one or more Certificates of Designation establishing the New Parent Preferred.

  1.8 Bylaws. At the Effective Time, the Bylaws of Parent, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

  1.9 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a "plan of reorganization" for purposes of the Code.

  1.10 Board of Directors. At the Effective Time, each person serving on the Board of Directors of Parent immediately prior to the Effective Time shall continue to serve on the Board of Directors of Parent. In addition, Parent shall cause its Board of Directors to be expanded by seven seats as of the Effective Time and such directorships shall, as of such time, be filled by persons serving on the Board of Directors of Subject Company immediately prior to the Effective Time who shall be jointly selected by of the Board of Directors of each of Parent and Subject Company; provided that Parent's Board of Directors may be expanded by fewer than seven seats in case there are fewer than seven members of Subject Company's Board of Directors who choose to serve on Parent's Board.

  1.11 Headquarters. Upon consummation of the Merger, the Surviving Company shall maintain corporate headquarters in each of San Francisco and Los Angeles, and one or more of the senior corporate officers of the Surviving Corporation shall be based in Los Angeles.

                                  ARTICLE II

                              EXCHANGE OF SHARES

  2.1 Parent to Make Shares Available. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company which may be a Subsidiary of Parent (the "Exchange Agent"), for the benefit of the holders of Certificates, for exchange in accordance with this
Article II, certificates representing the shares of Parent Common Stock and Parent New Preferred and an estimated amount of cash in lieu of any fractional shares (the cash payable in lieu of fractional shares and certificates for shares of Parent

Common Stock and Parent New Preferred, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") to be issued pursuant to Section 1.4 and paid pursuant to
Section 2.2(a) in exchange for outstanding shares of Subject Company Capital Stock.

  2.2 Exchange of Shares. (a) As soon as practicable after the Effective Time, and in no event later than ten business days thereafter, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing, as the case may be, the shares of Parent Common Stock or Parent New Preferred and the cash in lieu of fractional shares, if any, into which the shares of Subject Company Capital Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of shares of Parent Common Stock, if any, to which such holder of Subject Company Common Stock shall have become entitled pursuant to the provisions of
Article I hereof, (ii) certificates representing that number of shares of Parent 9.875% Preferred and Parent 9.0% Preferred, if any, to which such holder of Subject Company Preferred Stock shall have become entitled pursuant to the provisions of Article I hereof and (iii) a check representing the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article II, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates.

  (b) No dividends or other distributions with a record date after the Effective Time with respect to Parent Common Stock or Parent New Preferred shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Parent Common Stock or Parent New Preferred represented by such Certificate.

  (c) If any certificate representing shares of Parent Common Stock or Parent New Preferred is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock or Parent New Preferred in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

  (d) At or after the Effective Time, there shall be no transfers on the stock transfer books of Subject Company of the shares of Subject Company Capital Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of Parent Capital Stock as provided in this Article II.

  (e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Common Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of Subject Company who otherwise would be entitled to receive such fractional share an amount in cash determined by multiplying (i) the average of the closing sale prices of Parent Common Stock on the New York Stock Exchange (the "NYSE") as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the Effective Time occurs by (ii) the fraction of a share of Parent Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4 hereto.

  (f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Subject Company for twelve months after the Effective Time shall be paid to Parent. Any stockholders of Subject Company who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of the shares of Parent Common Stock or Parent New Preferred, cash in lieu of any fractional shares and unpaid dividends and distributions on the Parent Common Stock or Parent New Preferred deliverable in respect of each share of Subject Company Common Stock or Subject Company Preferred Stock, as the case may be, such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding anything to the contrary contained herein, none of Parent, Subject Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Subject Company Common Stock or Subject Company Preferred Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  (g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and cash in lieu of fractional shares or Parent New Preferred, as the case may be, deliverable in respect thereof pursuant to this Agreement.

                                  ARTICLE III

               REPRESENTATIONS AND WARRANTIES OF SUBJECT COMPANY

  Subject Company hereby represents and warrants to Parent as follows:

  3.1 Corporate Organization. (a) Subject Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Subject Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have nor reasonably be expected to have a Material Adverse Effect (as defined below) on Subject Company. As used in this Agreement, the term "Material Adverse Effect" means, with respect to Parent, Subject Company or the Surviving Corporation, as the case may be, a material adverse effect on the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole or a material adverse effect on such party's ability to consummate the transactions contemplated hereby; provided, however, that in determining whether a Material Adverse Effect has occurred there shall be excluded any effect on (I) the referenced party the cause of which is (i) any change in banking and similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (ii) any change in generally accepted accounting principles or regulatory accounting requirements applicable to banks or their holding companies generally, (iii) any action or omission of Subject Company or Parent or any Subsidiary of either of them taken with the prior written consent of Parent or Subject Company, as applicable, in contemplation of the Merger and (iv) any changes in general economic conditions affecting banks or their holding companies generally and (II) Subject Company and its Subsidiaries caused by, relating to or arising out of the actions taken or omitted to be taken on or after October 17, 1995 by Subject Company and its directors, officers, employees, representatives and agents (i) in response to the various actions taken by Parent in connection with its efforts to engage in a business combination transaction with Subject Company and (ii) in connection with Subject Company's pursuit, prior to the date hereof, of strategic alternatives other than a business combination transaction with Parent (including without limitation the execution of the Terminated Merger Agreement and the Settlement Agreement and the other documents executed in connection therewith and any actions taken in connection therewith or in respect thereof), in each case including without limitation all attorneys', investment bankers', accountants' and other fees and expenses incurred in connection therewith or as a result of any actions, suits or proceedings relating thereto. As used in this Agreement, the word "Subsidiary" when used with respect to any party means any bank, corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes. Subject Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The copies of the Certificate of Incorporation and Bylaws of Subject Company which have previously been made available to Parent, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

  (b) Each Subject Company Subsidiary (i) is duly organized and validly existing as a bank, corporation or partnership under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have or reasonably be expected to have a Material Adverse Effect on Subject Company, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.

  3.2 Capitalization. (a) The authorized capital stock of Subject Company consists of 250,000,000 shares of Subject Company Common Stock, 15,000,000 shares of preferred stock, no par value, and 43,500,000 shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"). At the close of business on December 31, 1995, there were 75,929,395 shares of Subject Company Common Stock outstanding, 1,750,000 shares of Subject Company Preferred Stock outstanding (evidenced by 14,000,000 Subject Company Depositary Shares, 8,000,000 of which each represent a one-eighth interest in a share of Subject Company 9.875% Preferred and 6,000,000 of which each represent a one-eighth interest in a share of Subject Company 9.0% Cumulative Preferred), no Shares of Class A Common Stock outstanding, and 8,356,601 shares of Subject Company Common Stock held in Subject Company's treasury. As of December 31, 1995, no shares of Subject Company Common Stock or Subject Company Preferred Stock were reserved for issuance, except (i) 1,828,250 shares of Subject Company Common Stock were reserved for issuance pursuant to Subject Company's dividend reinvestment and stock purchase plans, (ii) 3,505,348 shares of Subject Company Common Stock were reserved for issuance upon the exercise of stock options pursuant to the Subject Company Stock Option Plans, (iii) 15,073,106 shares of Subject Company Common Stock were reserved for issuance pursuant to the Subject Company Stock Option Agreement and (iv) the shares of Subject Company Common Stock reserved for issuance upon exercise of the Subject Company Rights distributed to holders of Subject Company Common Stock pursuant to the Subject Company Rights Agreement. All of the issued and outstanding shares of Subject Company Common Stock and Subject Company Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except (i) as set forth in Section 3.2(a) of the disclosure schedule of Subject Company delivered to Parent concurrently herewith (the "Subject Company Disclosure Schedule"), (ii) for the Subject Company Rights Agreement (a true and correct copy of which, including all amendments thereto, has been made available to Parent) and (iii) as set forth elsewhere in this
Section 3.2(a), Subject Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Subject Company Common Stock or Subject Company Preferred Stock or any other equity securities of Subject Company or any securities representing the right to purchase or otherwise receive any shares of Subject Company Common Stock or Subject Company Preferred Stock. Except (i) as set forth in Section 3.2(a) of the Subject Company Disclosure Schedule, and (ii) for options permitted by this Agreement to be granted subsequent to the date of this Agreement, December 31, 1995 Subject Company has not issued any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than pursuant to Subject Company's dividend reinvestment and stock purchase plans, the exercise of employee stock options granted prior to such date and as disclosed in Section 3.2(a) of the Subject Company Disclosure Schedule, and the issuance of rights pursuant to the Subject Company Rights Agreement.

  (b) Except as set forth in Section 3.2(b) of the Subject Company Disclosure Schedule, Subject Company owns, directly or indirectly, at least 99% of the issued and outstanding shares of capital stock of each of the material Subject Company Subsidiaries, free and clear of any liens, charges, encumbrances, adverse rights or claims and security interests whatsoever ("Liens"), and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subject Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

  3.3 Authority; No Violation. (a) Subject Company has full corporate power and authority to execute and deliver this Agreement, the Fee Letter, of even date herewith, between Parent and Subject Company (the "Subject Company Fee Letter") pursuant to which Subject Company will in certain circumstances pay certain amounts to Parent, and the other documents, including the Settlement Agreement, contemplated to be executed and delivered by Subject Company in connection with the transactions contemplated hereby (this Agreement, together with the Subject Company Fee Letter and such other documents, collectively, the "Subject Company Documents"), and to consummate the transactions contemplated hereby and thereby. The execution and delivery of each of the Subject Company Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Board of Directors of Subject Company. The Board of Directors of Subject Company has directed that the agreement of merger (within the meaning of Section 251 of the DGCL) contained in this Agreement and the transactions contemplated hereby be submitted to Subject Company's stockholders for approval at a meeting of such stockholders and, except for the adoption of such agreement of merger by the affirmative vote of the holders of a majority of the outstanding shares of Subject Company Common Stock, no other corporate proceedings on the part of Subject Company are necessary to approve the Subject Company Documents and to consummate the transactions contemplated hereby and thereby. Each of the Subject Company Documents has been duly and validly executed and delivered by Subject Company and (assuming due authorization, execution and delivery by Parent) this Agreement constitutes a valid and binding obligation of Subject Company, enforceable against Subject Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

  (b) Except as set forth in Section 3.3(b) of the Subject Company Disclosure Schedule, neither the execution and delivery of the Subject Company Documents by Subject Company nor the consummation by Subject Company of the transactions contemplated hereby and thereby, nor compliance by Subject Company with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Certificate of Incorporation or Bylaws of Subject Company or any of the similar governing documents of any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Subject Company or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Subject Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Subject Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, will not have and would not reasonably be expected to have a Material Adverse Effect on Subject Company.

  3.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the BHC Act and approval of such applications and notices, (ii) the filing of any requisite applications with the Office of the Comptroller of the Currency (the "OCC") and the approval of such applications, (iii) the filing of any required applications or notices with any state agencies and approval of such applications and notices (the "State Approvals"), (iv) approvals of boards of directors (or similar boards) and of shareholders of investment companies sponsored, advised or administered by Subject Company or its subsidiaries (the "Fund Approvals") (and related SEC filings) (v) approval of the listing of the Parent Capital Stock to be issued in the Merger on the NYSE, (vi) the filing with the Securities and Exchange Commission (the "SEC") of a joint proxy statement in definitive form relating to the meetings of Parent's and Subject Company's stockholders to be held in connection with this Agreement and the transactions contemplated hereby (the "Joint Proxy Statement") and the filing and declaration of effectiveness of the registration statement on Form S-4 (the "S-4") in which the Joint Proxy Statement will be included as a prospectus, (vii) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, (viii) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Parent Capital Stock pursuant to this Agreement, (ix) the adoption of the agreement of merger (within the meaning of Section 251 of the DGCL) contained in this Agreement by the requisite votes of the stockholders of Subject Company and the stockholders of Parent, (x) the consents and approvals set forth in Section
3.4 of the Subject Company Disclosure Schedule, and (xi) the consents and approvals of third parties which are not Governmental Entities (as defined below), the failure of which to obtain will not have and would not be reasonably expected to have a Material Adverse Effect, no consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental authority or instrumentality (each a "Governmental Entity") or with any third party are necessary in connection with (A) the execution and delivery by Subject Company of the Subject Company Documents and (B) the consummation by Subject Company of the Merger and the other transactions contemplated hereby and thereby.

  3.5 Reports. Subject Company and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 1993 with (i) the Federal Reserve Board, (ii) the OCC, (iii) any state regulatory authority (each a "State Regulator"), (iv) the SEC, (v) the FDIC, (vi) any self-regulatory organization ("SRO") and (vii) any foreign financial or self-regulatory organization (collectively "Regulatory Agencies") and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Subject Company and its Subsidiaries or as set forth in Section 3.5 of the Subject Company Disclosure Schedule, no Regulatory Agency has initiated any proceeding or, to the best knowledge of Subject Company, investigation into the business or operations of Subject Company or any of its Subsidiaries since January 1, 1993. Except as set forth in Section 3.5 of the Subject Company Disclosure Schedule, there is no material unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Subject Company or any of its Subsidiaries. The deposits of each Subject Company Subsidiary that is an insured institution are insured by the FDIC in accordance with the Federal Deposit Insurance Act up to applicable limits.

  3.6 Financial Statements. Subject Company has previously made available to Parent copies of (a) the consolidated balance sheets of Subject Company and its Subsidiaries, as of December 31, for the fiscal years 1993 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for the fiscal years 1992 through 1994, inclusive, as reported in Subject Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 filed with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in each case accompanied by the audit report of Ernst & Young LLP, independent auditors with respect to Subject Company and (b) the unaudited consolidated balance sheet of Subject Company and its Subsidiaries as of September 30, 1994 and September 30, 1995 and the related unaudited consolidated statements of operations, shareholders' equity and cash flows for the periods then ended, as reported in Subject Company's Quarterly Report on Form 10-Q for the period ended September 30, 1995 filed with the SEC under the Exchange Act. The December 31, 1994 consolidated balance sheet of Subject Company (including the related notes, where applicable) fairly presents the consolidated financial position of Subject Company and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 3.6 (including the related notes, where applicable) fairly present, and the financial statements referred to in
Section 6.12 hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and changes in stockholders' equity and consolidated financial position of Subject Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. Each of such statements (including the related notes, where applicable) complies, and the financial statements referred to in Section 6.12 hereof will comply, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.12 will be, prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of Subject Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

  3.7 Broker's Fees. Except as set forth in Section 3.7 of the Subject Company Disclosure Schedule, neither Subject Company nor any Subject Company Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by the Subject Company Documents.

  3.8 Absence of Certain Changes or Events. (a) Except as publicly disclosed in Subject Company Reports (as defined in Section 3.12) filed prior to the date hereof, or as set forth in Section 3.8(a) of the Subject Company Disclosure Schedule, since September 30, 1995, no event (including, without limitation, any earthquake or other act of God) has occurred which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Subject Company or the Surviving Corporation.

  (b) Except as set forth in Section 3.8(b) of the Subject Company Disclosure Schedule, since September 30, 1995, Subject Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business, and neither Subject Company nor any of its Subsidiaries has (i) except for normal increases in the ordinary course of business consistent with past practice and except as required by applicable law, increased the wages, salaries, compensation, pension or other fringe benefits or perquisites payable to any named executive officer (within the meaning of Regulation S-K of the SEC) or director, other than persons newly hired for such position, from the amount thereof in effect as of September 30, 1995, or granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus, in each case to any such named executive officer or director, other than pursuant to preexisting agreements or arrangements or (ii) suffered any strike, work stoppage, slow-down or other labor disturbance.

  3.9 Legal Proceedings. (a) Except as set forth in Section 3.9 of the Subject Company Disclosure Schedule, neither Subject Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Subject Company's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Subject Company or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by the Subject Company Documents as to which there is a reasonable probability of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Subject Company.

  (b) There is no injunction, order, judgment, decree or regulatory restriction imposed upon Subject Company, any of its Subsidiaries or the assets of Subject Company or any of its Subsidiaries which has had, or would reasonably be expected to have, a Material Adverse Effect on Subject Company or the Surviving Corporation.

  3.10 Taxes and Tax Returns. (a) Subject Company and each of its Subsidiaries has timely filed or caused to be filed all returns, declarations, reports, estimates, information returns and statements required to be filed under federal, state, local or any foreign tax laws ("Tax Returns") with respect to Subject Company or any of its Subsidiaries, except where the failure to file timely such Tax Returns would not have and would not reasonably be expected to have a Material Adverse Effect on Subject Company. All Taxes shown to be due on such Tax Returns have been paid or adequate reserves have been established for the payment of such Taxes, except where the failure to pay or establish adequate reserves would not have and would not reasonably be expected to have a Material Adverse Effect on Subject Company. Except as set forth in Section 3.10(a) of the Subject Company Disclosure Schedule, no material (i) audit or examination or (ii) refund litigation with respect to any Tax Return is pending. All material Tax Returns filed by Subject Company and each of its Subsidiaries are complete and accurate in all material respects.

  (b) Subject Company has no reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

  (c) For purposes of this Agreement, "Taxes" shall mean all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

  3.11 Employees. (a) Section 3.11(a) of the Subject Company Disclosure Schedule sets forth a true and complete list of each material employee benefit plan, arrangement or agreement that is maintained as of the date of this Agreement (the "Plans") by Subject Company or any of its Subsidiaries or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), all of which together with Subject Company would be deemed a "single employer" within the meaning of Section 4001 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

  (b) As soon as practicable after the date hereof, Subject Company shall make available to Parent true and complete copies of each of the Plans and all related documents, including but not limited to (i) the actuarial report for such Plan (if applicable) for each of the last two years, and (ii) the most recent determination letter from the Internal Revenue Service (if applicable) for such Plan.

  (c) Except as set forth in Section 3.11(c) of the Subject Company Disclosure Schedule, (i) each of the Plans has been operated and administered in all material respects in accordance with applicable laws, including but not limited to ERISA and the Code, (ii) each of the Plans intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified,
(iii) with respect to each Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Plan's actuary with respect to such Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Plan allocable to such accrued benefits, (iv) no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of Subject Company, its Subsidiaries or any ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law,
(x) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of Subject Company, its Subsidiaries or the ERISA Affiliates or (z) benefits the full cost of which is borne by the current or former employee (or his beneficiary), (v) no liability under Title IV of ERISA has been incurred by Subject Company, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Subject Company, its Subsidiaries or any ERISA Affiliate of incurring a material liability thereunder, (vi) no Plan is a "multiemployer pension plan," as such term is defined in Section 3(37) of ERISA, (vii) all contributions or other amounts payable by Subject Company or its Subsidiaries as of the Effective Time with respect to each Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting practices and Section 412 of the Code, (viii) since January 1, 1994 neither Subject Company, its Subsidiaries nor any ERISA Affiliate has engaged in a transaction in connection with which Subject Company, its Subsidiaries or any ERISA Affiliate could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to

Section 4975 or 4976 of the Code, and (ix) to the best knowledge of Subject Company there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto which would, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect on Subject Company.

  3.12 SEC Reports. Subject Company has previously made available to Parent an accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 1994 and prior to the date hereof by Subject Company with the SEC pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act (the "Subject Company Reports"), and no such registration statement, prospectus, report, schedule or proxy statement contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. Subject Company has timely filed all Subject Company Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Subject Company Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

  3.13 Compliance with Applicable Law. Except as disclosed in Section 3.13 of the Subject Company Disclosure Schedule, Subject Company and each of its Subsidiaries hold, and have at all times held, all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Subject Company or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Subject Company, and neither Subject Company nor any of its Subsidiaries knows of, or has received notice of, any violations of any of the above which, individually or in the aggregate, would have or would reasonably be expected to have a Material Adverse Effect on Subject Company.

  3.14 Certain Contracts. (a) Except as set forth in Section 3.14(a) of the Subject Company Disclosure Schedule and except for the Settlement Agreement, neither Subject Company nor any of its Subsidiaries is a party to or is bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Subject Company Reports, (ii) which materially restricts the conduct of any line of business by Subject Company, or (iii) with or to a labor union or guild (including any collective bargaining agreement). Subject Company has made available to Parent true and correct copies of all material employment, consulting and deferred compensation agreements to which Subject Company or any of its Subsidiaries is a party. Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), other than the Subject Company Documents, whether or not set forth in Section 3.14(a) of the Subject Company Disclosure Schedule, is referred to herein as a "Subject Company Contract," and neither Subject Company nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which, individually or in the aggregate, would have or would reasonably be expected to have a Material Adverse Effect on Subject Company.

  (b) (i) Each Subject Company Contract is valid and binding and in full force and effect, (ii) Subject Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Subject Company Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material default on the part of Subject Company or any of its Subsidiaries under any such Subject Company Contract, except, in each case, where such invalidity, failure to be binding, failure to so perform or default, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on Subject Company.

  3.15 Agreements with Regulatory Agencies. Except as set forth in Section
3.15 of the Subject Company Disclosure Schedule, neither Subject Company nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has adopted any board resolutions at the request of (each, whether or not set forth in Section
3.15 of the Subject Company Disclosure Schedule, a "Regulatory Agreement"), any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Subject Company or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

  3.16 Undisclosed Liabilities. Except (i) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of Subject Company included in the Subject Company Form 10-Q for the quarter ended September 30, 1995, (ii) for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 1995, and (iii) as set forth in Section 3.16 of the Subject Company Disclosure Schedule, neither Subject Company nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either alone or when combined with all similar liabilities, has had, or would reasonably be expected to have, a Material Adverse Effect on Subject Company.

  3.17 State Takeover Laws. The Board of Directors of Subject Company has taken all action required to be taken by it to provide that this Agreement, the Subject Company Fee Letter and the transactions contemplated hereby and thereby shall be exempt from the requirements of any "moratorium," "control share," "fair price" or other anti-takeover laws or regulations of any state.

  3.18 Rights Agreement. Subject Company has taken all action (including, if required, redeeming all of the outstanding common stock purchase rights issued pursuant to the Subject Company Rights Agreement or amending or terminating the Subject Company Rights Agreement) so that the entering into of the Subject Company Documents and the consummation of the transactions contemplated hereby and thereby do not and will not result in the grant of any rights to any person under the Subject Company Rights Agreement or enable or require the Subject Company Rights to be exercised, distributed or triggered.

  3.19 Subject Company Information. The information relating to Subject Company and its Subsidiaries to be provided by Subject Company to be contained in the Joint Proxy Statement and the S-4, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Parent or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

  3.20 Environmental Liability. Except as set forth in Section 3.20 of the Subject Company Disclosure Schedule, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that reasonably could be expected to result in the imposition, on Subject Company or any of its Subsidiaries of any liability or obligation arising under common law standards relating to environmental protection, human health or safety, or under any local, state or federal environmental statute, regulation or ordinance, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (collectively, the "Environmental Laws"), pending or, to the knowledge of Subject Company, threatened, against Subject Company or any of its Subsidiaries, which liability or obligation would have or would reasonably be expected to have a Material Adverse Effect on Subject Company. To the knowledge of Subject Company or any of its Subsidiaries, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would have or would reasonably be expected to have a Material Adverse Effect on Subject Company. To the knowledge of Subject Company, during or prior to the period of (i) its or any of its Subsidiaries' ownership or operation of any of their respective current properties, (ii) its or any of its Subsidiaries' participation in the management of any property, or (iii) its or any of its Subsidiaries' holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws in, on, under or affecting any such property which would reasonably be expected to have a Material Adverse Effect. Neither Subject Company nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any material liability or obligation pursuant to or under any Environmental Law that would have or would reasonably be expected to have a Material Adverse Effect on Subject Company.

  3.21 Interest Rate Risk Management Instruments. All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of Subject Company or for the account of a customer of Subject Company or one of its Subsidiaries, were entered into in accordance with prudent banking practices and applicable rules, regulations and policies of any regulatory authority and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Subject Company or one of its Subsidiaries enforceable in accordance with their terms (except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally), and are in full force and effect. Subject Company and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued; and, to Subject Company's knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder which would have or would reasonably be expected to have a Material Adverse Effect on Subject Company.

  3.22 Terminated Merger Agreement. Subject Company (i) has taken all corporate action necessary to terminate the Terminated Merger Agreement pursuant to the provisions of Section 8.1(f) thereof and (ii) has no further obligation under the Terminated Merger Agreement and the other agreements executed in connection therewith, including the Subject Company Stock Option Agreement and the North Fee Letter, other than as specified in Section 8.2 of the Terminated Merger Agreement or in the Settlement Agreement. Before Subject Company provided Parent with any nonpublic information, otherwise facilitated any effort or attempt by Parent to make or implement a Takeover Proposal (as defined, for purposes of this Section 3.22, in Section 5.2(f) of the Terminated Merger Agreement) for Subject Company, recommended or endorsed Parent's Takeover Proposal or participated in discussions and negotiations with Parent relating to such Takeover Proposal, or authorized its officers, directors, employees or agents to do any of the foregoing, the Board of Directors of Subject Company, after having consulted with and considered the advice of outside counsel, reasonably determined in good faith that the failure to do so would have caused the members of such Board of Directors to breach their fiduciary duties under applicable law.

                                  ARTICLE IV

                        REPRESENTATIONS AND WARRANTIES
                                   OF PARENT

Parent hereby represents and warrants to Subject Company as follows:

  4.1 Corporate Organization. (a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have or reasonably be expected to have a Material Adverse Effect on Parent. Parent is duly registered as a bank holding company under the BHC Act. The copies of the Restated Certificate of Incorporation and Bylaws of Parent, which have previously been made available to Subject Company, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

  (b) Each Parent Subsidiary (i) is duly organized and validly existing as a bank, corporation or partnership under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have or reasonably be expected to have a Material Adverse Effect on Parent, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.

  4.2 Capitalization. (a) The authorized capital stock of Parent consists of 150,000,000 shares of Parent Common Stock and 25,000,000 shares of Preferred Stock, par value $5.00 per share ("Parent Preferred Stock"). At the close of business on December 31, 1995, there were 46,973,319 shares of Parent Common Stock outstanding, 1,500,000 shares of Parent Preferred Stock designated and 1,500,000 shares issued and outstanding as Series Adjustable Rate Cumulative Preferred Stock, Series B ("Parent Series B Preferred Stock"), 517,500 shares of Parent Preferred Stock designated and 517,500 shares issued and outstanding as 9% Preferred Stock, Series C ("Parent Series C Preferred Stock"), 368,000 shares of Parent Preferred Stock designated and 368,000 shares issued and outstanding as 8 7/8 Preferred Stock, Series D ("Parent Series D Preferred Stock"), and no shares of Parent Common Stock held in Parent's treasury. On December 31, 1995, no shares of Parent Common Stock or Parent Preferred Stock were reserved for issuance, except that (i) 11,555,655 shares of Parent Common Stock were reserved for issuance pursuant to outstanding options, the Parent dividend reinvestment plan, the Parent employee stock purchase plan, the Parent director option plans and employee benefit plans and (ii) $180 million in stockholders equity designated for the retirement or redemption of the Parent Mandatory Equity Notes due 1998. All of the issued and outstanding shares of the Parent Common Stock and Parent Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except (i) as set forth in Schedule 4.2(a) of the Parent Disclosure Schedule (as defined below) and (ii) as set forth elsewhere in this Section 4.2(a), Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Parent Common Stock or Parent Preferred Stock or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock or Parent Preferred Stock. Except (i) as set forth in Section 4.2(a) of the disclosure schedule of Parent delivered to Subject Company concurrently herewith (the "Parent Disclosure Schedule") and (ii) for options permitted by this Agreement to be granted subsequent to the date of this Agreement, since December 31, 1995, Parent has not issued any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than pursuant to Parent's dividend reinvestment and stock purchase plans and the exercise of employee stock options granted prior to such date and as disclosed in Section 4.2(a) of the Parent Disclosure Schedule. The shares of Parent Capital Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

  (b) Except as set forth in Section 4.2(b) of the Parent Disclosure Schedule, Parent owns, directly or indirectly, at least 99% of the issued and outstanding shares of capital stock of each of the material Parent Subsidiaries, free and clear of any Liens, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

  4.3 Authority; No Violation. (a) Parent has full corporate power and authority to execute and deliver this Agreement, the Fee Letter, of even date herewith, between Parent and Subject Company (the "Parent Fee Letter," and together with the Subject Company Fee Letter, the "Fee Letters") pursuant to which Parent will in certain circumstances pay certain amounts to Subject Company, and the other documents contemplated to be executed and delivered by Parent, including the Settlement Agreement, in connection with the transactions contemplated hereby (this Agreement, together with the Parent Fee Letter, and such other documents, collectively, the "Parent Documents") and to consummate the transactions contemplated hereby and thereby. The execution and delivery of each of the Parent Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Board of Directors of Parent. The Board of Directors of Parent has directed that the agreement of merger (within the meaning of Section 251 of the DGCL) contained in this Agreement and the transactions contemplated hereby be submitted to Parent's stockholders for approval at a meeting of such stockholders and, except for the adoption of such agreement of merger by the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock, no other corporate proceedings on the part of Parent are necessary to approve the Parent Documents and to consummate the transactions contemplated hereby and thereby. Each of the Parent Documents has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by Subject Company) this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

  (b) Except as set forth in Section 4.3(b) of the Parent Disclosure Schedule, neither the execution and delivery of the Parent Documents by Parent, nor the consummation by Parent of the transactions contemplated hereby and thereby, nor compliance by Parent with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Restated Certificate of Incorporation or Bylaws of Parent or any of the similar governing documents of any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which either individually or in the aggregate will not have and would not reasonably be expected to have a Material Adverse Effect on Parent.

  4.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications and notices, (ii) the filing of any requisite applications with the OCC and the approval of such applications, (iii) the filings with respect to the State Approvals (including receipt of such State Approvals), (iv) the Fund Approvals (and related SEC filings), (v) approval of the listing of the Parent Capital Stock to be issued in the Merger on the NYSE, (vi) the filing with the SEC of the Joint Proxy Statement and the filing and declaration of effectiveness of the S-4, (vii) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, (viii) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Parent Capital Stock pursuant to this Agreement,
(ix) the adoption of the agreement of merger (within the meaning of Section 251 of the DGCL) contained in this Agreement by the requisite votes of the stockholders of Subject Company and the stockholders of Parent, (x) the consents and approvals set forth in Section 4.4 of the Parent Disclosure Schedule, and (xi) the consents and approvals of third parties which are not Governmental Entities, the failure of which to obtain will not have and would not be reasonably expected to have a Material Adverse Effect, no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are necessary in connection with (A) the execution and delivery by Parent of the Parent Documents and (B) the consummation by Parent of the Merger and the other transactions contemplated hereby and thereby.

  4.5 Reports. Parent and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 1993 with the Regulatory Agencies, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Parent and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the best knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 1993. There is no material unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Parent or any of its Subsidiaries. The deposits of each Parent Subsidiary that is an insured institution are insured by the FDIC in accordance with the Federal Deposit Insurance Act up to applicable limits.

  4.6 Financial Statements. Parent has previously made available to Subject Company copies of (a) the consolidated balance sheets of Parent and its Subsidiaries, as of December 31, for the fiscal years 1993 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the fiscal years 1992 through 1994, inclusive, as reported in Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 filed with the SEC under the Exchange Act, in each case accompanied by the audit report of KPMG Peat Marwick LLP, independent public accountants with respect to Parent and (b) the unaudited consolidated balance sheet of Parent and its Subsidiaries as of September 30, 1994 and September 30, 1995 and the related unaudited consolidated statements of income, cash flows and changes in stockholders' equity for the periods then ended, as reported in Parent's Quarterly Report on Form 10-Q for the period ended September 30, 1995 filed with the SEC under the Exchange Act. The December 31, 1994 consolidated balance sheet of Parent (including the related notes, where applicable) fairly presents the consolidated financial position of Parent and its Subsidiaries as of the date thereof, and the other financial statements referred to in this
Section 4.6 (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 6.12 hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and changes in stockholders' equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. Each of such statements (including the related notes, where applicable) complies, and the financial statements referred to in Section 6.12 hereof will comply, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.12 will be, prepared in accordance with GAAP consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

  4.7 Broker's Fees. Except as set forth in Section 4.7 of the Parent Disclosure Schedule, neither Parent nor any Parent Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by the Parent Documents.

  4.8 Absence of Certain Changes or Events. (a) Except as publicly disclosed in Parent Reports (as defined below) filed prior to the date hereof, since September 30, 1995, no event (including, without limitation, any earthquake or other act of God) has occurred which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

  (b) Except as set forth in Section 4.8(b) of the Parent Disclosure Schedule, since September 30, 1995, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business, and neither Parent nor any of its Subsidiaries has (i) except for normal increases in the ordinary course of business consistent with past practice and except as required by applicable law, increased the wages, salaries, compensation, pension or other fringe benefits or perquisites payable to any named executive officer (within the meaning of Regulation S-K of the SEC) or director, other than persons newly hired for such positions, from the amount thereof in effect as of September 30, 1995, or granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus, in each case to any such named executive officer or director, other than pursuant to preexisting agreements or arrangements or (ii) suffered any strike, work stoppage, slow-down or other labor disturbance.

  4.9 Legal Proceedings. (a) Neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Parent's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by the Parent Documents as to which there is a reasonable probability of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Parent.

  (b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries which has had, or would reasonably be expected to have, a Material Adverse Effect on Parent or the Surviving Corporation.

  4.10 Taxes and Tax Returns. (a) Parent and each of its Subsidiaries has timely filed or caused to be filed all Tax Returns with respect to Parent or any of its Subsidiaries, except where the failure to file timely such Tax Returns would not have and would not reasonably be expected to have a Material Adverse Effect on Parent. All Taxes shown to be due on such Tax Returns have been paid or adequate reserves have been established for the payment of such Taxes, except where the failure to pay or establish adequate reserves would not have and would not reasonably be expected to have a Material Adverse Effect on Parent. Except as set forth in Section 4.10(a) of the Parent Disclosure Schedule, no material (i) audit or examination or (ii) refund litigation with respect to any Tax Return is pending. All material Tax Returns filed by Parent and each of its Subsidiaries are complete and accurate in all material respects.

  (b) Parent has no reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

  4.11 Employees. (a) Section 4.11(a) of the Parent Disclosure Schedule sets forth a true and complete list of each material employee benefit plan, arrangement or agreement that is maintained as of the date of this Agreement (the "Parent Plans") by Parent or any of its Subsidiaries or by any trade or business, whether or not incorporated (a "Parent ERISA Affiliate"), all of which together with Parent would be deemed a "single employer" within the meaning of Section 4001 of ERISA.

  (b) As soon as practicable after the date hereof, Parent shall make available to Subject Company true and complete copies of each of the Parent Plans and all related documents, including but not limited to (i) the actuarial report for such Parent Plan (if applicable) for each of the last two years, and (ii) the most recent determination letter from the Internal Revenue Service (if applicable) for such Parent Plan.

  (c) Except as set forth in Section 4.11(c) of the Parent Disclosure Schedule, (i) each of the Parent Plans has been operated and administered in all material respects in accordance with applicable laws, including but not limited to ERISA and the Code, (ii) each of the Parent Plans intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified,
(iii) with respect to each Parent Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such Parent Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Parent Plan's actuary with respect to such Parent Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Parent Plan allocable to such accrued benefits, (iv) no Parent Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of Parent, its Subsidiaries or any Parent ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of Parent, its Subsidiaries or the Parent ERISA Affiliates or (z) benefits the full cost of which is borne by the current or former employee (or his beneficiary), (v) no liability under Title IV of ERISA has been incurred by Parent, its Subsidiaries or any Parent ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Parent, its Subsidiaries or any Parent ERISA Affiliate of incurring a material liability thereunder, (vi) no Parent Plan is a "multiemployer pension plan," as such term is defined in Section 3(37) of ERISA, (vii) all contributions or other amounts payable by Parent or its Subsidiaries as of the Effective Time with respect to each Parent Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting practices and Section 412 of the Code, (viii) since January 1, 1994 neither Parent, its Subsidiaries nor any Parent ERISA Affiliate has engaged in a transaction in connection with which Parent, its Subsidiaries or any Parent ERISA Affiliate could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code, and (ix) to the best knowledge of Parent there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Parent Plans or any trusts related thereto which would, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect on Parent.

  4.12 SEC Reports. Parent has previously made available to Subject Company an accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 1994 and prior to the date hereof by Parent with the SEC pursuant to the Securities Act or the Exchange Act (the "Parent Reports"), and no such registration statement, prospectus, report, schedule or proxy statement contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. Parent has timely filed all Parent Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Parent Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

  4.13 Compliance with Applicable Law. Except as disclosed in Section 4.13 of the Parent Disclosure Schedule, Parent and each of its Subsidiaries hold, and have at all times held, all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Parent or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Parent, and neither Parent nor any of its Subsidiaries knows of, or has received notice of, any material violations of any of the above which, individually or in the aggregate, would have or reasonably be expected to have a Material Adverse Effect on Parent.

  4.14 Certain Contracts. (a) Except as set forth in Section 4.14(a) of the Parent Disclosure Schedule and except for the Settlement Agreement, neither Parent nor any of its Subsidiaries is a party to or is bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Parent Reports, (ii) which materially restricts the conduct of any line of business by Parent, or (iii) with or to a labor union or guild (including any collective bargaining agreement). Parent has made available to Subject Company true and correct copies of all material employment, consulting and deferred compensation agreements to which Parent or any of its Subsidiaries is a party. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), other than the Parent Documents, whether or not set forth in Section 4.14(a) of the Parent Disclosure Schedule, is referred to herein as a "Parent Contract," and neither Parent nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which, individually or in the aggregate, would have or would reasonably be expected to have a Material Adverse Effect on Parent.

  (b) (i) Each Parent Contract is valid and binding and in full force and effect, (ii) Parent and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Parent Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of Parent or any of its Subsidiaries under any such Parent Contract, except, in each case, where any such invalidity, failure to be binding, failure to so perform or default, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on Parent.

  4.15 Agreements with Regulatory Agencies. Except as set forth in Section
4.15 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has adopted any board resolutions at the request of (each, whether or not set forth in Section
4.15 of the Parent Disclosure Schedule, a "Parent Regulatory Agreement"), any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Parent or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

  4.16 Undisclosed Liabilities. Except for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of Parent included in the Parent Form 10-Q for the quarter ended September 30, 1995, and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 1995, neither Parent nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either alone or when combined with all similar liabilities, has had, or would reasonably be expected to have, a Material Adverse Effect on Parent.

  4.17 State Takeover Laws. The Board of Directors of Parent has taken all action required to be taken by it to provide that this Agreement, the Parent Fee Letter and the transactions contemplated hereby and thereby shall be exempt from the requirements of any "moratorium," "control share," "fair price" or other anti-takeover laws or regulations of any state.

  4.18 Parent Information. The information relating to Parent and its Subsidiaries to be provided by Parent to be contained in the Joint Proxy Statement and the S-4, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Subject Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

  4.19 Environmental Liability. Except as set forth in Section 4.19 of the Parent Disclosure Schedule, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that reasonably would be expected to result in the imposition, on Parent or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or, to the knowledge of Parent, threatened, against Parent or any of its Subsidiaries, which liability or obligation would reasonably be expected to have a Material Adverse Effect on Parent. To the knowledge of Parent, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have a Material Adverse Effect on Parent. To the knowledge of Parent, during or prior to the period of (i) its or any of its Subsidiaries' ownership or operation of any of their respective current properties, (ii) its or any of its Subsidiaries' participation in the management of any property, or (iii) its or any of its Subsidiaries' holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws in, on, under or affecting any such property, which would reasonably be expected to have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any material liability or obligation pursuant to or under any Environmental Law that would reasonably be expected to have a Material Adverse Effect on Parent.

  4.20 Interest Rate Risk Management Instruments. All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of Parent or for the account of a customer of Parent or one of its Subsidiaries, were entered into in accordance with prudent banking practices and applicable rules, regulations and policies of any regulatory authority and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Parent or one of its Subsidiaries enforceable in accordance with their terms (except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally), and are in full force and effect. Parent and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued; and, to Parent's knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder which would have or would reasonably be expected to have a Material Adverse Effect on Parent.

                                   ARTICLE V

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

  5.1 Conduct of Businesses Prior to the Effective Time. Except as set forth in the Subject Company Disclosure Schedule or the Parent Disclosure Schedule, as the case may be, as expressly contemplated or permitted by this Agreement, the Settlement Agreement, or the Fee Letters, as required by applicable law, rule or regulation, during the period from the date of this Agreement to the Effective Time, each of Parent and Subject Company shall, and shall cause each of their respective Subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees and (iii) take no action which would reasonably be expected to adversely affect or delay the ability of either Parent or Subject Company to obtain any approvals of any Regulatory Agency or other governmental authority required to consummate the transactions contemplated hereby or by the Fee Letters or to perform its covenants and agreements under the Subject Company Documents or the Parent Documents, as the case may be.

  5.2 Forbearances. Except as set forth in Section 5.2 of the Subject Company Disclosure Schedule or Section 5.2 of the Parent Disclosure Schedule, as the case may be, as expressly contemplated or permitted by this Agreement, the Settlement Agreement, or the Fee Letters, as required by applicable law, rule or regulation, during the period from the date of this Agreement to the Effective Time, neither Parent nor Subject Company shall, and neither Parent nor Subject Company shall permit any of their respective Subsidiaries to, without the prior written consent of the other:

    (a) adjust, split, combine or reclassify any capital stock; make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock (except for regular quarterly cash dividends on Subject Company Common Stock and on Parent Common Stock at a rate equal to the rates recently paid by each of Subject Company and Parent, as the case may be, as such rates may be increased by either party in the ordinary course of business consistent with past practice and, in the case of Subject Company Preferred Stock and Parent Preferred Stock, for regular quarterly or semiannual cash dividends thereon at the rates set forth in the applicable certificate of incorporation or certificate of designation for such securities and except for dividends paid by any of the wholly owned Subsidiaries of each of Parent and Subject Company to Parent or Subject Company or any of their wholly owned Subsidiaries, respectively, and except for the issuance of employee stock options and restricted stock consistent with past practices); or issue any additional shares of capital stock except pursuant to (A) the exercise of stock options outstanding as of the date hereof or issued after the date hereof in a manner consistent with past practice, (B) the award of restricted shares of Subject Company Common Stock in a manner consistent with past practice, (C) the vesting of Performance Units outstanding as of the date hereof pursuant to Subject Company Stock Option Plans, (D) the Subject Company Rights Agreement, and (E) acquisitions and investments permitted by paragraph (c) hereof;

    (b) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a direct or indirect wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case that is material to such party, except (i) in the ordinary course of business consistent with past practice, (ii) pursuant to contracts or agreements in force at the date of this Agreement or (iii) pursuant to plans disclosed in writing prior to the execution of this Agreement to the other party;

    (c) except for (i) transactions in the ordinary course of business consistent with past practice, or (ii) acquisitions of an entity or business having assets not exceeding 10% of the consolidated assets of Subject Company or Parent, as applicable, on a pro forma basis giving effect to such transaction, make any material acquisition or investment either by purchase of stock or securities, merger or consolidation, contributions to capital, property transfers, or purchases of any property or assets of any other individual, corporation or other entity other than a wholly owned Subsidiary thereof;

    (d) except for transactions in the ordinary course of business consistent with past practice, enter into or terminate any contract or agreement, or make any change in any of its leases or contracts, in each case that is material to such party, other than renewals of contracts and leases without materially adverse changes of terms thereof;

    (e) other than (i) in the ordinary course of business consistent with past practice, or (ii) in an aggregate amount not exceeding $10 million, increase in any material respect the compensation or fringe benefits of any of its employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or become a party to, amend or commit itself to any material pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee or accelerate the vesting of any stock options or other stock-based compensation;

    (f) authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes, a Takeover Proposal (as defined below), or recommend or endorse any Takeover Proposal, or participate in any discussions or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement a Takeover Proposal, provided, however, that each of Parent and Subject Company may, and may authorize and permit its officers, directors, employees or agents to, provide third parties with nonpublic information, otherwise facilitate any effort or attempt by any third party to make or implement a Takeover Proposal, recommend or endorse any Takeover Proposal with or by any third party, and participate in discussions and negotiations with any third party relating to any Takeover Proposal, if such party's Board of Directors, after having consulted with and considered the advice of outside counsel, has reasonably determined in good faith that the failure to do so would cause the members of such Board of Directors to breach their fiduciary duties under applicable law. Subject Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than Parent with respect to any of the foregoing. Each party shall immediately advise the other following the receipt by it of any Takeover Proposal and the details thereof, and advise the other of any developments with respect to such Takeover Proposal immediately upon the occurrence thereof. As used in this Agreement, "Takeover Proposal" shall mean, with respect to any person, any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Subject Company or Parent or any of their respective Subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, Subject Company or Parent or any of their respective Subsidiaries other than the transactions contemplated or permitted by this Agreement;

    (g) settle any claim, action or proceeding involving money damages which is material to Parent or Subject Company, as applicable, except (x) in the ordinary course of business consistent with past practice and (y) in the case of Subject Company, for any claim, action or proceeding caused by, relating to or arising out of the matters described in clause (II) of the definition of Material Adverse Effect set forth in Section 3.1, which claim, action or proceeding may be settled with the consent of Parent (which consent shall not be unreasonably withheld);

    (h) take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

    (i) amend its certificate of incorporation, bylaws or similar governing documents or, in the case of Subject Company, the Subject Company Rights Agreement, in a manner that would materially and adversely affect either party's ability to consummate the Merger or the economic benefits of the Merger to either party;

    (j) except in the ordinary course or following prior consultation with the other party to this Agreement, materially change its investment securities portfolio policy, or the manner in which the portfolio is classified or reported;

    (k) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law; or

    (l) agree to, or make any commitment to, take any of the actions prohibited by this Section 5.2.

                                  ARTICLE VI

                             ADDITIONAL AGREEMENTS

  6.1 Regulatory Matters. (a) Parent and Subject Company shall promptly prepare and file with the SEC a preliminary version of the Joint Proxy Statement and, following comment thereon, Parent shall promptly prepare and file with the SEC the S-4, in which the definitive Joint Proxy Statement will be included as a prospectus. Each of Parent and Subject Company shall use all reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Parent and Subject Company shall thereafter mail the definitive Joint Proxy Statement to their respective stockholders. Parent shall also use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and Subject Company shall furnish all information concerning Subject Company and the holders of Subject Company Capital Stock as may be reasonably requested in connection with any such action.

  (b) The parties hereto shall cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including without limitation the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Parent and Subject Company shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Subject Company or Parent, as the case may be, and any of their respective Subsidiaries which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

  (c) Parent and Subject Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, Subject Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

  (d) Parent and Subject Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval (as defined below) will not be obtained or that the receipt of any such approval will be materially delayed.

  6.2 Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of Parent and Subject Company shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel and other representatives and, during such period, each of Parent and Subject Company shall, and shall cause their respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal securities laws or Federal or state banking laws (other than reports or documents which Parent or Subject Company, as the case may be, is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as such other party may reasonably request. Neither Parent nor Subject Company nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

  (b) All information furnished pursuant to Section 6.2(a) or otherwise by Parent or its representatives to Subject Company or its representatives or by Subject Company or its representatives to Parent or its representatives, as the case may be, shall be treated as the sole property of the party furnishing such information and, if the Merger shall not occur, Parent and Subject Company and their respective representatives shall return to the other party all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. Each of Parent and Subject Company shall, and shall use its best efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for five years from the date the proposed Merger is abandoned and shall not apply to (i) any information which
(x) was already in the receiving party's possession prior to the disclosure thereof by the other party; (y) was then generally known to the public; or (z) was disclosed to the receiving party by a third party not bound by an obligation of confidentiality or (ii) disclosures made as required by law. It is further agreed that, if in the absence of a protective order or the receipt of a waiver hereunder the receiving party is nonetheless, in the opinion of its counsel, compelled to disclose information concerning the other party to any tribunal or governmental body or agency or else stand liable for contempt or suffer other censure or penalty, the receiving party may disclose such information to such tribunal or governmental body or agency without liability hereunder.

  (c) No investigation by either of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.

  6.3 Stockholders' Approvals. Each of Parent and Subject Company shall duly call, give notice of, convene and hold a meeting of its stockholders to be held as soon as practicable following the date hereof for the purpose of obtaining the requisite stockholder approvals required in connection with this Agreement and the Merger, and each shall use its best efforts to cause such meetings to occur on the same date. Subject to the provisions of the next sentence, each of Parent and Subject Company shall, through its Board of Directors, recommend to its stockholders approval of such matters. The Board of Directors of each party may fail to make such recommendation, or withdraw, modify or change any such recommendation in a manner adverse to the other party hereto, if such Board of Directors, after having consulted with and considered the advice of outside counsel, has reasonably determined in good faith that the making of such recommendation, or the failure to withdraw, modify or change its recommendation, would constitute a breach of the fiduciary duties of the members of such Board of Directors under applicable law.

  6.4 Legal Conditions to Merger. (a) Subject to the terms and conditions of this Agreement, each of Parent and Subject Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by Subject Company or Parent or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of any such consent, authorization, order or approval.

  (b) Subject to the terms and conditions of this Agreement, each of Parent and Subject Company agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated hereby, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and using reasonable efforts to defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages.

  6.5 Affiliates; Publication of Combined Financial Results. Subject Company shall use its reasonable best efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) of Subject Company to deliver to Parent, as soon as practicable after the date of this Agreement, and in any event prior to the date of the stockholders meetings called by Parent and Subject Company pursuant to Section 6.3 hereof, a written agreement, in the form of Exhibit
6.5 hereto.

  6.6 Stock Exchange Listing. Parent shall use its best efforts to cause the shares of Parent Common Stock to be issued in the Merger and the New Parent Depositary Shares to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

  6.7 Employee Benefit Plans. (a) From and after the Effective Time, unless otherwise mutually determined and except as provided in Section 1.6 hereof, Parent Plans and Plans in effect as of the date of this Agreement shall remain in effect with respect to employees of Parent or Subject Company (or their Subsidiaries) covered by such plans at the Effective Time until such time as Parent shall, subject to applicable law, the terms of this Agreement and the terms of such plans, adopt new benefit plans with respect to employees of the Surviving Corporation and its Subsidiaries (the "New Parent Plans"). Prior to the Closing Date, Parent and Subject Company shall cooperate in reviewing, evaluating and analyzing the Parent Plans and the Plans with a view toward developing appropriate New Parent Plans for the employees covered thereby subsequent to the Merger. Except as provided in paragraphs (c)-(e) hereof, Parent and Subject Company shall use their reasonable best efforts to develop New Parent Plans which, among other things, treat similarly situated employees of the Surviving Corporation and its Subsidiaries on a substantially equivalent basis, taking into account all relevant factors, including, without limitation, duties, geographic location, tenure, qualifications and abilities. In view of the changed nature of the benefit programs which will be applicable to employees of Subject Company after the Effective Time, Parent and Subject Company further agree to use their reasonable best efforts to develop equitable transition rules relating to the benefits to be provided to one or more groups of such employees, with particular emphasis on retirement benefits to be provided to those Subject Company employees who are nearing eligibility for early retirement. Parent agrees that for purposes of all Plans and New Parent Plans (including, without limitation, all policies and employee fringe benefit programs of the Surviving Corporation) under which an employee's benefit depends, in whole or in part, on length of service, credit will be given to current employees of the Subject Company and its Subsidiaries for service with Subject Company or its Subsidiaries prior to the Effective Time, provided that such crediting of service does not result in duplication of benefits, require an accrual of benefits under, or contributions to, a pension benefit plan on behalf of an employee for periods before such employee becomes a participant in such plan or require that certain additional contributions currently made to a Parent Plan on behalf of certain employees who had participated in Parent's prior defined benefit plan and attained a specified age upon termination of that plan be extended to any additional employees.

  (b) Notwithstanding the foregoing, Parent shall, and shall cause its Subsidiaries to, honor in accordance with their terms all Plans, as amended as permitted hereunder, and other contracts, arrangements, commitments or understandings described in the Subject Company Disclosure Schedule; provided, however, that this paragraph (b) shall be subject to the provisions of paragraph (f) hereof. Parent and Subject Company hereby acknowledge that approval of the Merger Agreement and the Merger by stockholders of the Subject Company will constitute a "Change in Control" for purposes of the Plans and agree to abide by the provisions of any Plan which relate to a Change in Control, including, but not limited to, the accelerated vesting and/or payment of equity-based awards under the Subject Company Stock Option Plans, each as amended to the date hereof.

  (c) To the extent permitted by applicable law, (1) Parent and the Subject Company agree that (i) until such time (the "Transition Date") as those employees of the Subject Company who continue in employment with the Surviving Corporation following the Effective Time become eligible to participate in Parent's qualified defined contribution plan, Parent shall maintain in accordance with its terms (as in effect immediately prior to the date hereof) the Retirement Plan for the Employees of First Interstate Bancorp and its Affiliates (the "Subject Company Pension Plan"), (ii) prior to the Transition Date, Parent shall not terminate the Subject Company Pension Plan, cease benefit accruals under such Plan, merge such plan with or into any other plan or amend such plan in any manner adverse to participants or beneficiaries of such plan (including, but not limited to, amending to the detriment of participants the actuarial factors or assumptions utilized in determining early retirement benefits or lump sum present values), and (iii) from and after the Transition Date, Parent shall be free to terminate the Subject Company Pension Plan or to freeze accruals thereunder, subject to compliance with the terms of paragraph (2) below.

    (2) Parent hereby agrees that in the event Parent terminates the Subject Company Pension Plan on or after the Effective Time, Parent shall cause such termination to be implemented in all respects in accordance with applicable law (and without limiting the generality of the foregoing, shall cause to be purchased from an insurance company rated AAA or better by Bests, irrevocable annuities representing the accrued benefits of all participants and beneficiaries of such plan); provided, however, that Parent may cause accrued benefits subject to Section 417(e)(1) of the Code to be cashed out in a lump sum.

  (d) Parent and the Subject Company agree that, effective as of the date of the approval of the Merger Agreement and the Merger by the stockholders of the Subject Company, each participant in The Employee Savings Plan of First Interstate Bancorp shall become fully vested with respect to such participant's account balance thereunder.

  (e) Parent and the Subject Company hereby agree as follows:

    (1) each individual who is currently receiving benefits under the First Interstate Retiree Medical Plan (the "Subject Company Retiree Medical Plan"), or who would be entitled to receive such benefits if such individual ceased employment with the Subject Company and its subsidiaries as of the date hereof, shall, after the Effective Time, receive (or, upon termination of employment with the Surviving Corporation and its subsidiaries, shall be entitled to receive) retiree medical benefits which are no less favorable than the benefits which similarly situated retirees (or employees) of the Parent are entitled to receive (or would be entitled to receive) under the Parent's retiree medical plan, as such plan may be amended from time to time;

    (2) each employee of the Subject Company who was hired prior to January 1, 1992 and whose employment is terminated under circumstances entitling such employee to severance benefits under the First Interstate Bancorp Broad-Based Change in Control Severance Pay Plan, the First Interstate Bancorp Middle Management Change in Control Severance Pay Plan, the First Interstate Bancorp Senior Management Change in Control Severance Pay Plan or an employment agreement between such participant and Subject Company or a subsidiary thereof which is listed on Exhibit 3.11(a) hereto (collectively, the "Subject Company Severance Plans"), shall be entitled to receive retiree medical benefits which are no less favorable than the benefits provided under the Parent's retiree medical plan (as such plan may be amended from time to time) if such employee would have been eligible for benefits under such plan had such employee remained employed through the end of the period with respect to which severance benefits are payable under the Subject Company Severance Plans.

  (f) Except as otherwise provided herein, nothing in this Section 6.7 shall be interpreted as preventing Parent or its Subsidiaries from amending, modifying or terminating any Parent Plans, Plans, or other contracts, arrangements, commitments or understandings, in accordance with their terms and applicable law.

  (g) It is the express understanding and intention of Subject Company and Parent that no Subject Company Employee or Parent Employee or other person shall be deemed to be a third party beneficiary, or have or acquire any right to enforce the provisions, of this Section 6.7, and that nothing in this Agreement shall be deemed to constitute a Plan, a Parent Plan or a New Parent Plan or an amendment to a Plan, a Parent Plan or a New Parent Plan. Parent agrees, however, that, prior to the Effective Time, the Subject Company may take all necessary action to amend the appropriate Plans to reflect the provisions of this Section 6.7.

  6.8 Indemnification; Directors' and Officers' Insurance. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of Subject Company or any of its Subsidiaries (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Subject Company, any of the Subject Company Subsidiaries or any of their respective predecessors or was prior to the Effective Time serving at the request of any such party as a director, officer, employee, fiduciary or agent of another corporation, partnership, trust or other enterprise, (ii) the Terminated Merger Agreement, the Subject Company Stock Option Agreement and the North Fee Letter and all actions by any Indemnified Party in connection therewith or (iii) this Agreement, the Fee Letters or any of the transactions contemplated hereby or thereby and all actions taken by an Indemnified Party in connection therewith, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, Parent shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is finally and unappealably determined that such Indemnified Party was not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective
Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Parent; provided, however, that (1) Parent shall have the right to assume the defense thereof and upon such assumption Parent shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Parent elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are or may be (whether or not any have yet actually arisen) issues which raise conflicts of interest between Parent and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them, and Parent shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties who are non-management directors of the Subject Company and one other firm of counsel for all other Indemnified Parties, (2) Parent shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties who are non-management directors of the Subject Company and one other firm of counsel for all of the other Indemnified Parties, (3) Parent shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (4) Parent shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim indemnification under this Section 6.8, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Parent thereof, provided that the failure to so notify shall not affect the obligations of Parent under this Section 6.8 except (and only) to the extent such failure to notify materially prejudices Parent. Parent's obligations under this Section
6.8 shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim (a "Claim") asserted or made within such period shall continue until the final disposition of such Claim.

  (b) Without limiting any of the obligations under paragraph (a) of this
Section 6.8, Parent agrees that all rights to indemnification and all limitations of liability existing in favor of the Indemnified Parties as provided in Subject Company's Certificate of Incorporation or By-Laws or in the similar governing documents of any of Subject Company's Subsidiaries as in effect as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim; provided further, however, that nothing contained in this Section 6.8(b) shall be deemed to preclude the liquidation, consolidation or merger of Subject Company or any Subject Company Subsidiary, in which case all of such rights to indemnification and limitations on liability shall be deemed to so survive and continue notwithstanding any such liquidation, consolidation or merger and shall constitute rights which may be asserted against Parent. Nothing contained in this Section 6.8(b) shall be deemed to preclude any rights to indemnification or limitations on liability provided in Subject Company's Certificate of Incorporation or By-laws or the similar governing documents of any of Subject Company's Subsidiaries with respect to matters occurring subsequent to the Effective Time to the extent that the provisions establishing such rights or limitations are not otherwise amended to the contrary.

  (c) Parent shall use its best efforts to cause the persons serving as officers and directors of Subject Company immediately prior to the Effective Time to be covered for a period of six (6) years from the Effective Time by the directors' and officers' liability insurance policy maintained by Subject Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous to such directors and officers of Subject Company than the terms and conditions of such existing policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that the Surviving Corporation shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 250% of the premiums paid as of the date hereof by Subject Company for such insurance ("Subject Company's Current Premium"), and if such premiums for such insurance would at any time exceed 250% of Subject Company's Current Premium, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation's good faith determination, provide the maximum coverage available at an annual premium equal to 250% of Subject Company's Current Premium.

  (d) In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 6.8.

  (e) The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

  6.9 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, without limitation, any merger between a Subsidiary of Parent and a Subsidiary of Subject Company) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Parent.

  6.10 Advice of Changes. Parent and Subject Company shall promptly advise the other party of any change or event which, individually or in the aggregate with other such changes or events, has a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein.

  6.11 Dividends. After the date of this Agreement, each of Parent and Subject Company shall coordinate with the other the declaration of any dividends in respect of Parent Common Stock and Subject Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Parent Common Stock or Subject Company Common Stock shall not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Parent Common Stock and/or Subject Company Common Stock and any shares of Parent Common Stock any such holder receives in exchange therefor in the Merger.

  6.12 Subsequent Interim and Annual Financial Statements. As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter (other than the fourth quarter of a fiscal year) or 90 days after December 31, 1995 or the end of each fiscal year ending after the date of this Agreement, each party will deliver to the other party its Quarterly Report on Form 10-Q or its Annual Report on Form 10-K, as the case may be, as filed with the SEC under the Exchange Act.

  6.13 Litigation. Each of Parent and Subject Company shall immediately dismiss, with prejudice, with each party bearing its own costs, attorneys' fees and litigation expenses and without payment by Parent or Subject Company to any adverse party of any damages, costs, expenses or attorneys' fees, all proceedings pending in Wells Fargo & Company v. First Interstate Bancorp, et al., Delaware Chancery, C.A. No. 14696, and First Interstate Bancorp v. Wells Fargo & Company, et al., United States District Court for the District of Delaware, C.A. No. 95-800, and shall execute and deliver such further papers as may be necessary in connection with such dismissals, including, but not limited to, exchanging mutual releases with respect or relating to the subject matter of such proceedings.

                                  ARTICLE VII

                             CONDITIONS PRECEDENT

  7.1 Conditions to Each Party's Obligation To Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (a) Stockholder Approval. The agreement of merger contained in this Agreement shall have been approved and adopted by the requisite affirmative votes of the holders of Subject Company Common Stock and Parent Common Stock entitled to vote thereon.

    (b) NYSE Listing. The shares of Parent Common Stock which shall be issued to the stockholders of Subject Company upon consummation of the Merger and the New Parent Depositary Shares shall have been authorized for listing on the NYSE, subject to official notice of issuance.

    (c) Other Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals") and no such approval shall have imposed any condition, requirement or restriction which the Board of Directors of either Parent or Subject Company reasonably determines in good faith would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement to Parent and its stockholders or Subject Company and its stockholders, as the case may be, as to render inadvisable the consummation of the Merger (any such condition, requirement or restriction, a "Burdensome Condition").

    (d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

    (e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal the consummation of the Merger.

  7.2 Conditions to Obligations of Parent. The obligation of Parent to effect the Merger is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

    (a) Representations and Warranties. (i) The representations and warranties of Subject Company set forth in Sections 3.2, 3.3(a), 3.6, 3.8(a), 3.17 and 3.18 of this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date and (ii) the representations and warranties of Subject Company set forth in this Agreement other than those specifically enumerated in clause (i) hereof shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of the condition contained in this clause (ii), no effect shall be given to any exception in such representations and warranties relating to materiality or a Material Adverse Effect, and provided, further, however, that, for purposes of this clause (ii), such representations and warranties shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on Subject Company and its Subsidiaries taken as a whole. Parent shall have received a certificate signed on behalf of the Subject Company by the Chief Executive Officer and Chief Financial Officer of Subject Company to the foregoing effect.

    (b) Performance of Obligations of Subject Company. Subject Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of Subject Company by the Chief Executive Officer and the Chief Financial Officer of Subject Company to such effect.

    (c) Subject Company Rights Agreement. The rights issued pursuant to the Subject Company Rights Agreement shall not have become nonredeemable, exercisable, distributed or triggered pursuant to the terms of such agreement.

    (d) Federal Tax Opinion. Parent shall have received an opinion of Sullivan & Cromwell, counsel to Parent, in form and substance reasonably satisfactory to Parent, dated as of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that accordingly:

      (1) No gain or loss will be recognized by Parent or Subject Company as a result of the Merger;

      (2) No gain or loss will be recognized by the stockholders of Subject Company who exchange their Subject Company Capital Stock solely for Parent Capital Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Parent Common Stock); and

      (3) The tax basis of the Parent Capital Stock received by stockholders who exchange all of their Subject Company Capital Stock solely for Parent Capital Stock in the Merger will be the same as the tax basis of the Subject Company Capital Stock surrendered in exchange therefor (reduced by any amount of tax basis allocable to a fractional share interest for which cash is received).

    In rendering such opinion, Sullivan & Cromwell may require and rely upon representations and covenants including those contained in certificates of officers of Parent and Subject Company and others.

  7.3 Conditions to Obligations of Subject Company. The obligation of Subject Company to effect the Merger is also subject to the satisfaction or waiver by Subject Company at or prior to the Effective Time of the following conditions:

    (a) Representations and Warranties. (i) The representations and warranties of Parent set forth in Sections 4.2, 4.3(a), 4.6, 4.8(a), 4.17 and 4.18 of this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date and (ii) the representations and warranties of Parent set forth in this Agreement other than those specifically enumerated in clause (i) hereof shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of the condition contained in this clause (ii), no effect shall be given to any exception in such representations and warranties relating to materiality or a Material Adverse Effect, and provided, further, however, that, for purposes of this clause (ii), such representations and warranties shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on Parent and its Subsidiaries taken as a whole. Subject Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to the foregoing effect.

    (b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Subject Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

    (c) Federal Tax Opinion. Subject Company shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom, counsel to Subject Company, in form and substance reasonably satisfactory to Subject Company, dated as of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that accordingly:

      (1) No gain or loss will be recognized by Parent or Subject Company as a result of the Merger;

      (2) No gain or loss will be recognized by the stockholders of Subject Company who exchange their Subject Company Capital Stock solely for Parent Capital Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Parent Common Stock); and

      (3) The tax basis of the Parent Capital Stock received by stockholders who exchange all of their Subject Company Capital Stock solely for Parent Capital Stock in the Merger will be the same as the tax basis of the Subject Company Capital Stock surrendered in exchange therefor (reduced by any amount of tax basis allocable to a fractional share interest for which cash is received).

    In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom may require and rely upon representations and covenants including those contained in certificates of officers of Parent and Subject Company and others.

                                 ARTICLE VIII

                           TERMINATION AND AMENDMENT

  8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time:

    (a) by mutual consent of Parent and Subject Company in a written instrument, if the Board of Directors of each so determines;

    (b) by either the Board of Directors of Parent or the Board of Directors of Subject Company if (i) any Governmental Entity which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or (ii) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

    (c) by either the Board of Directors of Parent or the Board of Directors of Subject Company if the Merger shall not have been consummated on or before December 31, 1996, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

    (d) by either the Board of Directors of Parent or the Board of Directors of Subject Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if the other party shall have breached (i) any of the covenants or agreements made by such other party herein or (ii) any of the representations or warranties made by such other party herein, and in either case, such breach (x) is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing and (y) would entitle the non-breaching party not to consummate the transactions contemplated hereby under Article VII hereof;

    (e) by either the Board of Directors of Parent or the Board of Directors of Subject Company if any approval of the stockholders of Parent or the Subject Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or at any adjournment or postponement thereof;

    (f) prior to the approval of this Agreement by the requisite vote of Subject Company's stockholders (if Subject Company is the terminating party) or by the requisite vote of Parent's stockholders (if Parent is the terminating party), by either the Board of Directors of Parent or the Board of Directors of Subject Company, if there exists at such time a Takeover Proposal for the party whose Board of Directors is seeking to terminate this Agreement pursuant to this paragraph (f) and such Board of Directors, after having consulted with and considered the advice of outside legal counsel, reasonably determines in good faith that such action is necessary in the exercise of its fiduciary duties under applicable laws;

    (g) by either the Board of Directors of Parent or the Board of Directors of Subject Company, if such Board shall have reasonably determined in good faith that any of the Requisite Regulatory Approvals contains a Burdensome Condition; or

    (h) by either the Board of Directors of Parent or the Board of Directors of Subject Company, if the Board of Directors of the other party shall have withdrawn, modified or changed in a manner adverse to the terminating party its approval or recommendation of this Agreement and the transactions contemplated hereby.

  8.2 Effect of Termination. In the event of termination of this Agreement by either Parent or Subject Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, Subject Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 6.2(b), 8.2, and 9.3 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor Subject Company shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

  8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Subject Company and Parent; provided, however, that after any approval of the transactions contemplated by this Agreement by Subject Company's stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to the Subject Company stockholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  8.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                  ARTICLE IX

                              GENERAL PROVISIONS

  9.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties, which shall be no later than two business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (the "Closing Date").

  9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this

Agreement (other than the Fee Letters, for which provision has been made therein) shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

  9.3 Expenses. Except as provided in the Fee Letters or in Section 8.2 hereof, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, provided, however, that (i) the costs and expenses of printing and mailing the Joint Proxy Statement, and all filing and other fees paid to the SEC in connection with the Merger, shall be borne equally by Parent and Subject Company and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor Subject Company shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

  9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    (a) if to Parent, to:

      Wells Fargo & Company
      420 Montgomery Street
      San Francisco, California 94163

      Attn: Guy Rounsaville, Jr., Esq.
      (415) 396-2029
      Fax: (415) 396-2987

      with a copy to:

      Sullivan & Cromwell
      125 Broad Street
      New York, NY 10004

      Attn: Mitchell Eitel, Esq.
      (212) 558-4000

      Fax: (212) 558-3588

    (b) if to Subject Company, to:

      First Interstate Bancorp
      633 West Fifth Street, T7-10
      Los Angeles, California 90071

      Attn: General Counsel
      Fax: (213) 614-3741

      with a copy to:

      Skadden, Arps, Slate, Meagher & Flom
      919 Third Avenue
      New York, New York 10022

      Attn: Fred B. White, III, Esq.
      Fax: (212) 735-2000

  9.5 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". Whenever the word "material" is used in this Agreement and the context in which it is used refers to any of the parties to this Agreement or any of their respective Subsidiaries, it shall be deemed to be followed by "to

[Subject Company] [Parent] and its Subsidiaries, taken together as a whole," as applicable. No provision of this Agreement shall be construed to require Subject Company, Parent or any of their respective Subsidiaries or affiliates to take any action which would violate or conflict with any applicable law (whether statutory or common), rule or regulation.

  9.6 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

  9.7 Entire Agreement. This Agreement (together with the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Subject Company Documents and the Parent Documents.

  9.8 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law.

  9.9 Severability. Except to the extent that application of this Section 9.9 would have a Material Adverse Effect on either party or the Surviving Corporation, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

  9.10 Publicity. Except as otherwise required by applicable law or the rules of the NYSE, neither Parent nor Subject Company shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement or the Fee Letters without the consent of the other party, which consent shall not be unreasonably withheld.

  9.11 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8 hereof, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

  9.12 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, the parties may mutually agree to revise the structure of the Merger and related transactions provided that each of the transactions comprising such revised structure shall
(i) not change the amount or form of consideration to be received by the stockholders of Subject Company and the holders of Subject Company Options,
(ii) be capable of consummation in as timely a manner as the structure contemplated herein and (iii) not otherwise be prejudicial to the interests of the stockholders of Subject Company. This Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.

  9.13 Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

  IN WITNESS WHEREOF, Parent and Subject Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                                          Wells Fargo & Company



                                          By: __ /s/ Rodney L. Jacobs
                                              Name: Rodney L. Jacobs
                                              Title: Vice Chairman and Chief
                                              Financial Officer



                                          First Interstate Bancorp



                                          By: __/s/ Theodore F. Craver, Jr.
                                              Name: Theodore F. Craver, Jr.
                                            Title: Executive V.P. & Treasurer

                                                                APPENDIX B

                                                          [Conformed Copy]

                                                               January 23, 1996

Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

Ladies and Gentlemen:

  We refer to the Agreement and Plan of Merger (the "Merger Agreement") of even date herewith between First Interstate Bancorp ("Subject Company") and Wells Fargo & Company ("Parent"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

  In order to induce Parent to enter into the Merger Agreement, and in consideration of Parent's undertaking of efforts in furtherance of the transactions contemplated thereby, Subject Company agrees as follows:

    1. Representations and Warranties. Subject Company hereby represents and warrants to Parent that Subject Company has all requisite corporate power and authority to enter into this letter agreement (this "Agreement") and to perform its obligations set forth herein. The execution, delivery and performance of this Agreement have been duly and validly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly executed and delivered by Subject Company.

    2. Termination Fee. (a) Unless a Nullifying Event (as such term is defined below) shall have occurred and be continuing at the time the Merger Agreement is terminated, in the event that the Merger Agreement is terminated pursuant to Article VIII thereof (regardless of whether such termination is by Parent or Subject Company) and prior to or concurrently with such termination a First Trigger Event (as such term is defined below) shall have occurred, Subject Company shall pay to Parent a cash fee of $50 million. Such fee shall be payable in immediately available funds on or before the second business day following such termination of the Merger Agreement.

    (b) In addition, unless a Nullifying Event shall have occurred and be continuing at the time the Merger Agreement is terminated, in the event that (i) the Merger Agreement shall have been terminated pursuant to
  Article VIII thereof, (ii) prior to or concurrently with such termination a First Trigger Event shall have occurred, and (iii) prior to, concurrently with or within 18 months after such termination an Acquisition Event (as such term is defined below) shall have occurred, Subject Company shall pay to Parent an additional cash fee of (i) $150 million, less (ii) any amount paid by Subject Company pursuant to Paragraph 2(a) hereof. Such fee shall be payable in immediately available funds on or before the second business day following the occurrence of such Acquisition Event.

    (c) As used herein, a "First Trigger Event" shall mean the occurrence of any of the following events:

      (i) Subject Company's Board of Directors shall have failed to approve or recommend the Merger Agreement or the Merger or shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Merger Agreement or the Merger, or shall have resolved or publicly announced an intention to do either of the foregoing;

      (ii) Subject Company or any Significant Subsidiary (as such term is defined below), or the Board of Directors of Subject Company or a Significant Subsidiary, shall have recommended that the stockholders of Subject Company approve any Acquisition Proposal (as such term is defined below) or shall have entered into an agreement with respect to, or authorized, approved, proposed or publicly announced its intention to enter into, any Acquisition Proposal;

      (iii) the Merger Agreement or the Merger shall not have been approved at a meeting of Subject Company stockholders which has been held for that purpose prior to termination of the Merger Agreement in accordance with its terms, if prior thereto it shall have been publicly announced that any person (other than Parent or any of its Subsidiaries) shall have made, or disclosed an intention to make, an Acquisition Proposal;

      (iv) any person (together with its affiliates and associates) or group (as such terms are used for purposes of Section 13(d) of the Exchange Act)(other than Parent and its Subsidiaries) shall have acquired beneficial ownership (as such term is used for purposes of Section 13(d) of the Exchange Act) or the right to acquire beneficial ownership of 50% or more of the then outstanding shares of the stock then entitled to vote generally in the election of directors of Subject Company or any Significant Subsidiary; or

      (v) following the making of an Acquisition Proposal, Subject Company shall have breached any covenant or agreement contained in the Merger Agreement such that Parent would be entitled to terminate the Merger Agreement under Section 8.1(d) thereof (without regard to any grace period provided for therein) unless such breach is promptly cured without jeopardizing consummation of the Merger pursuant to the terms of the Merger Agreement.

    (d) As used herein, "Acquisition Event" shall mean the consummation of any event described in the definition of "Acquisition Proposal," except that the percentage reference contained in clause (C) of such definition shall be 50% instead of 20%.

    (e) As used herein, "Acquisition Proposal" shall mean any (i) publicly announced proposal, (ii) regulatory application or notice (whether in draft or final form), (iii) agreement or understanding, (iv) disclosure of an intention to make a proposal, or (v) amendment to any of the foregoing, made or filed on or after the date hereof, in each case with respect to any of the following transactions with a counterparty other than Parent or any of its Subsidiaries: (A) a merger or consolidation, or any similar transaction, involving Subject Company or any Significant Subsidiary (other than mergers, consolidations, or any similar transactions involving solely Subject Company and/or one or more wholly owned Subsidiaries of Subject Company and other than a merger or consolidation as to which the common shareholders of Subject Company immediately prior thereto in the aggregate own at least 70% of the common stock of the publicly held surviving or successor corporation (or any publicly held ultimate parent company thereof) immediately following consummation thereof); (B) a purchase, lease or other acquisition of all or substantially all of the assets or deposits of Subject Company or any Significant Subsidiary; or (C) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 20% or more of the voting power of Subject Company or any Significant Subsidiary.

    (f) As used herein, "Nullifying Event" shall mean (I) any of the following events occurring and continuing at a time when Subject Company is not in material breach of any of its covenants or agreements contained in the Merger Agreement: (i) Parent shall be in breach of any of its covenants or agreements contained in the Merger Agreement such that Subject Company shall be entitled to terminate the Merger Agreement pursuant to Section 8.1(d) thereof (without regard to any grace period provided for therein),
  (ii) the stockholders of Parent shall have voted and failed to approve the adoption of the agreement of merger (within the meaning of Section 251 of the DGCL) contained in the Merger Agreement at a meeting of such stockholders which has been held for that purpose or at any adjournment or postponement thereof (unless the Merger Agreement shall not have been approved at a meeting of Subject Company stockholders which was held on or prior to such date for the purpose of voting with respect to the Merger Agreement) or (iii) the Board of Directors of Parent shall have failed to approve or recommend that the stockholders of Parent approve the adoption of the agreement of merger (within the meaning of Section 251 of the DGCL) contained in the Merger Agreement or shall have withdrawn, modified or changed in any manner adverse to

  Subject Company its approval or recommendation that the stockholders of Parent approve the adoption of the agreement of merger (within the meaning of Section 251 of the DGCL) contained in the Merger Agreement or shall have resolved or publicly announced its intention to do any of the foregoing or
  (II) the termination of the Merger Agreement pursuant to Section 8.1(g) thereof.

    (g) As used herein, "Significant Subsidiary" shall mean a "significant subsidiary," as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission, of Subject Company.

    (h) Notwithstanding anything to the contrary contained herein, in no event shall any action taken by North prior to, on or after the date hereof with respect to a merger or similar business combination involving Subject Company and North in which the holders of Subject Company Common Stock would receive, for each such share, solely 2.60 or less shares of the common stock of North (together with cash in lieu of any fractional shares) be deemed to constitute an Acquisition Proposal.

    3. To the extent that Subject Company is prohibited by applicable law or regulation, or by administrative actions or policy of a Federal or state financial institution supervisory agency having jurisdiction over it, from making the payments required to be paid by Subject Company herein in full, it shall immediately so notify Parent and thereafter deliver or cause to be delivered, from time to time, to Parent, the portion of the payments required to be paid by it herein that is no longer prohibited from paying, within five business days after the date on which Subject Company is no longer so prohibited; provided, however, that if Subject Company at any time is prohibited by applicable law or regulation, or by administrative actions or policy of a Federal or state financial institution supervisory agency having jurisdiction over it, from making the payments required hereunder in full, it shall (i) use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to make such payments, (ii) within five days of the submission or receipt of any documents relating to any such regulatory and legal approvals, provide Parent with copies of the same and (iii) keep Parent advised of both the status of any such request for regulatory and legal approvals, as well as any discussions with any relevant regulatory or other third party reasonably related to the same.

    4. Except where federal law specifically applies, this Agreement shall be construed and interpreted according to the laws of the State of Delaware without regard to conflicts of laws principles thereof.

    5. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    6. Nothing contained herein shall be deemed to authorize Subject Company or Parent to breach any provision of the Merger Agreement.

  Please confirm your agreement with the understandings set forth herein by signing and returning to us the enclosed copy of this Agreement.

                                          Very truly yours,

                                          First Interstate Bancorp

                                             /s/ Theodore F. Craver, Jr.

                                          By: _____________________________

                                            Name: Theodore F. Craver, Jr.

                                            Title: EVP and Treasurer

Accepted and agreed to as of the date
first above written:

Wells Fargo & Company

        /s/ Rodney L. Jacobs

By: __________________________________

  Name: Rodney L. Jacobs

  Title: Vice Chairman and Chief Financial Officer

                                                                APPENDIX C

                                                          [Conformed Copy]

                                                               January 23, 1996

First Interstate Bancorp
633 West 5th Street
Los Angeles, CA 90071

Ladies and Gentlemen:

  We refer to the Agreement and Plan of Merger (the "Merger Agreement") of even date herewith between First Interstate Bancorp ("Subject Company") and Wells Fargo & Company ("Parent"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

  In order to induce Subject Company to enter into the Merger Agreement, and in consideration of Subject Company's undertaking of efforts in furtherance of the transactions contemplated thereby, Parent agrees as follows:

  1. Representations and Warranties. Parent hereby represents and warrants to Subject Company that Parent has all requisite corporate power and authority to enter into this letter agreement (this "Agreement") and to perform its obligations set forth herein. The execution, delivery and performance of this Agreement have been duly and validly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly executed and delivered by Parent.

  2. Termination Fee. (a) Unless a Nullifying Event (as such term is defined below) shall have occurred and be continuing at the time the Merger Agreement is terminated, in the event that the Merger Agreement is terminated pursuant to Article VIII thereof (regardless of whether such termination is by Parent or Subject Company) and prior to or concurrently with such termination a First Trigger Event (as such term is defined below) shall have occurred, Parent shall pay to Subject Company a cash fee of $50 million. Such fee shall be payable in immediately available funds on or before the second business day following such termination of the Merger Agreement.

  (b) In addition, unless a Nullifying Event shall have occurred and be continuing at the time the Merger Agreement is terminated, in the event that
(i) the Merger Agreement shall have been terminated pursuant to Article VIII thereof, (ii) prior to or concurrently with such termination a First Trigger Event shall have occurred, and (iii) prior to, concurrently with or within 18 months after such termination an Acquisition Event (as such term is defined below) shall have occurred, Parent shall pay to Subject Company an additional cash fee of (i) $150 million, less (ii) any amount paid by Parent pursuant to Paragraph 2(a) hereof. Such fee shall be payable in immediately available funds on or before the second business day following the occurrence of any such Acquisition Event.

  (c) As used herein, a "First Trigger Event" shall mean the occurrence of any of the following events:

    (i) Parent's Board of Directors shall have failed to approve or recommend the Merger Agreement or the Merger, or shall have withdrawn or modified in a manner adverse to Subject Company its approval or recommendation of the Merger Agreement or the Merger, or shall have resolved or publicly announced an intention to do either of the foregoing;

    (ii) Parent or any Significant Subsidiary (as such term is defined below), or the Board of Directors of Parent or a Significant Subsidiary, shall have recommended that the stockholders of Parent approve any

  Acquisition Proposal (as such term is defined below) or shall have entered into an agreement with respect to, or authorized, approved, proposed or publicly announced its intention to enter into, any Acquisition Proposal;

    (iii) the Merger Agreement or the Merger shall not have been approved at a meeting of Parent stockholders which has been held for that purpose prior to termination of the Merger Agreement in accordance with its terms, if prior thereto it shall have been publicly announced that any person (other than Subject Company or any of its Subsidiaries) shall have made, or disclosed an intention to make, an Acquisition Proposal;

    (iv) any person (together with its affiliates and associates) or group (as such terms are used for purposes of Section 13(d) of the Exchange
  Act)(other than Subject Company and its Subsidiaries) shall have acquired beneficial ownership (as such term is used for purposes of Section 13(d) of the Exchange Act) or the right to acquire beneficial ownership of 50% or more of the then outstanding shares of the stock then entitled to vote generally in the election of directors of Parent or any Significant Subsidiary; or

    (v) following the making of an Acquisition Proposal, Parent shall have breached any covenant or agreement contained in the Merger Agreement such that Subject Company would be entitled to terminate the Merger Agreement under Section 8.1(d) thereof (without regard to any grace period provided for therein), unless such breach is promptly cured without jeopardizing consummation of the Merger pursuant to the terms of the Merger Agreement.

  (d) As used herein, "Acquisition Event" shall mean the consummation of any event described in the definition of "Acquisition Proposal," except that the percentage reference contained in clause (C) of such definition shall be 50% instead of 20%.

  (e) As used herein, "Acquisition Proposal" shall mean any (i) publicly announced proposal, (ii) regulatory application or notice (whether in draft or final form), (iii) agreement or understanding, (iv) disclosure of an intention to make a proposal, or (v) amendment to any of the foregoing, made or filed on or after the date hereof, in each case with respect to any of the following transactions with a counterparty other than Subject Company or any of its
Subsidiaries: (A) a merger or consolidation, or any similar transaction, involving Parent or any Significant Subsidiary (other than mergers, consolidations, or any similar transactions involving solely Parent and/or one or more wholly owned Subsidiaries of Parent and other than a merger or consolidation as to which the common shareholders of Parent immediately prior thereto in the aggregate own at least 70% of the common stock of the publicly held surviving or successor corporation (or any publicly held ultimate parent company thereof) immediately following consummation thereof); (B) a purchase, lease or other acquisition of all or substantially all of the assets or deposits of Parent or any Significant Subsidiary; or (C) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 20% or more of the voting power of Parent or any Significant Subsidiary.

  (f) As used herein, "Nullifying Event" shall mean (I) any of the following events occurring and continuing at a time when Parent is not in material breach of any of its covenants or agreements contained in the Merger
Agreement: (i) Subject Company shall be in breach of any of its covenants or agreements contained in the Merger Agreement such that Parent shall be entitled to terminate the Merger Agreement pursuant to Section 8.1(d) thereof (without regard to any grace period provided for therein), (ii) the stockholders of Subject Company shall have voted and failed to approve the adoption of the agreement of merger (within the meaning of Section 251 of the DGCL) contained in the Merger Agreement at a meeting of such stockholders which has been held for that purpose or at any adjournment or postponement thereof (unless the Merger Agreement shall not have been approved at a meeting of Parent stockholders which was held on or prior to such date for the purpose of voting with respect to the Merger Agreement) or (iii) the Board of Directors of Subject Company shall have failed to approve or recommend that the stockholders of Subject Company approve the adoption of the agreement of merger (within the meaning of Section 251 of the DGCL) contained in the Merger Agreement or shall have withdrawn, modified or changed in any manner adverse to Parent its approval or recommendation that the stockholders of Subject Company approve the adoption of the agreement of merger (within the meaning of

Section 251 of the DGCL) contained in the Merger Agreement or shall have resolved or publicly announced its intention to do any of the foregoing, or
(II) the termination of the Merger Agreement pursuant to Section 8.1(g) thereof.

  (g) As used herein, "Significant Subsidiary" shall mean a "significant subsidiary," as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission, of Parent.

  3. To the extent that Parent is prohibited by applicable law or regulation, or by administrative actions or policy of a Federal or state financial institution supervisory agency having jurisdiction over it, from making the payments required to be paid by Parent herein in full, it shall immediately so notify Subject Company and thereafter deliver or cause to be delivered, from time to time, to Subject Company, the portion of the payments required to be paid by it herein that is no longer prohibited from paying, within five business days after the date on which Parent is no longer so prohibited; provided, however, that if Parent at any time is prohibited by applicable law or regulation, or by administrative actions or policy of a Federal or state financial institution supervisory agency having jurisdiction over it, from making the payments required hereunder in full, it shall (i) use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to make such payments, (ii) within five days of the submission or receipt of any documents relating to any such regulatory and legal approvals, provide Subject Company with copies of the same and (iii) keep Subject Company advised of both the status of any such request for regulatory and legal approvals, as well as any discussions with any relevant regulatory or other third party reasonably related to the same.

  4. Except where federal law specifically applies, this Agreement shall be construed and interpreted according to the laws of the State of Delaware without regard to conflicts of laws principles thereof.

  5. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

  6. Nothing contained herein shall be deemed to authorize Subject Company or Parent to breach any provision of the Merger Agreement.

  Please confirm your agreement with the understandings set forth herein by signing and returning to us the enclosed copy of this Agreement.

                                          Very truly yours,

                                          WELLS FARGO & COMPANY

                                                 /s/ Rodney L. Jacobs

                                          By: _____________________________

                                            Name: Rodney L. Jacobs

                                            Title: Vice Chairman and Chief

                                                  Financial Officer

Accepted and agreed to as of the date
first above written:

FIRST INTERSTATE BANCORP

     /s/ Theodore F. Craver, Jr.

By: __________________________________

  Name: Theodore F. Craver, Jr.

  Title: EVP and Treasurer

                                                                APPENDIX D

                                                          [Conformed Copy]


                                   AGREEMENT

  AGREEMENT (this "Agreement") dated January 23, 1996 among FIRST BANK SYSTEM, INC., a Delaware corporation ("FBS"), ELEVEN ACQUISITION CORP., a Delaware corporation and an indirect wholly-owned subsidiary of FBS ("Acquisition"), FIRST INTERSTATE BANCORP, a Delaware corporation ("FI"), and WELLS FARGO & COMPANY, a Delaware corporation ("Wells").

  WHEREAS, FBS, Acquisition and FI entered into an Agreement and Plan of Merger dated as of November 5, 1995 (the "Merger Agreement") providing, upon the terms and subject to the conditions contained in the Merger Agreement, for Acquisition to be merged with and into FI (the "Merger");

  WHEREAS, in connection with the Merger Agreement, FI and FBS entered into a Stock Option Agreement dated as of November 5, 1995 (the "FI Option Agreement") pursuant to which FI granted to FBS an irrevocable option (the "FI Stock Option") to purchase shares of FI Common Stock;

  WHEREAS, in connection with the Merger Agreement, FI and FBS entered into a Letter Agreement dated November 5, 1995 (the "FI Fee Agreement") pursuant to which FI agreed to pay FBS certain amounts under certain circumstances;

  WHEREAS, concurrently with the execution and delivery of this Agreement FI is terminating the Merger Agreement pursuant to Section 8.1(f) thereof and entering into an agreement and plan of merger with Wells (the "Wells Merger Agreement"); and

  WHEREAS, certain litigation is pending between the parties hereto;

  NOW THEREFORE, in consideration of the foregoing and the mutual agreements herein set forth, the parties do hereby agree as follows:

  1. Payments by FI to FBS. (a) FI irrevocably and unconditionally agrees to pay FBS as early as practicable on January 24, 1996, by wire transfer in immediately available funds, $125,000,000;
(b) Upon the occurrence of an Acquisition Event (as defined in the FI Fee Agreement), FI irrevocably and unconditionally agrees to pay FBS, on the date of such occurrence, by wire transfer in immediately available funds, $75,000,000; and

    (c) The payment pursuant to Section 1(a) of this Agreement shall be in full satisfaction of FI's obligations under the FI Option Agreement and, to the extent provided in the Releases (as hereinafter defined), in satisfaction of any claims that FBS may have against FI and any other releasee for breach of the Merger Agreement and any claims that FBS may have against Wells for tortious interference with the contractual or prospective economic advantage resulting from the Merger Agreement, and the payments pursuant to Sections 1(a) and 1(b) of this Agreement shall be in full satisfaction of FI's obligations under the FI Fee Agreement.

  2. Termination of Merger Agreement and Parent Agreements. FBS, FI and Acquisition agree that the Merger Agreement is hereby terminated by FI in accordance with Section 8.1(f) thereof. FBS and FI further agree that the Parent Fee Letter and the Parent Option Agreement (as such terms are defined in the Merger Agreement) are terminated and rendered null and void effective immediately.

  3. Termination of FI Option Agreement and FI Fee Agreement. FBS and FI agree that (i) FBS shall have no further rights under the FI Option Agreement and such agreement shall be terminated and rendered null and void effective immediately upon full and timely payment to FBS of the amount referred to in
Section 1(a) and (ii) FBS shall have no further rights under the FI Fee Agreement immediately upon full and timely payment to FBS of the amounts referred to in Sections 1(a) and 1(b) hereof. FBS and FI further agree that the FI Fee Agreement shall remain in full force and effect until the timely payment to FBS of the amount referred to in

Section 1(b) hereof, provided, however, that FBS agrees not to seek any amounts under the FI Fee Agreement unless and until the Wells Merger Agreement is terminated without consummation of an Acquisition Event involving Wells. FBS and FI further agree that if the Wells Merger Agreement is terminated after payment of the amount referred to in Section 1(a) and prior to the payment to FBS of the amount referred to in Section 1(b) hereof, $25 million of the amount paid to FBS pursuant to Section 1(a) hereof shall constitute payment pursuant to Section 2(a) of the FI Fee Agreement.

  4. Release; Withdrawal of Litigation, Regulatory Filings and Protests. Each of FBS, Acquisition, Wells and FI shall execute releases immediately upon execution of this Agreement, substantially in the form attached hereto as Exhibits A, B, C and D, as applicable (collectively the "Releases"). Each party hereto shall take all steps necessary promptly to withdraw or otherwise finally terminate with prejudice, without costs imposed on any party, all litigation initiated by such party and to which the Releases relate, including without limitation the cases set forth on Schedule 4. In addition, each party hereto will promptly withdraw any protest or opposition which it has filed with the Board of Governors of the Federal Reserve System or any other bank regulatory agency concerning any application filed by any other party hereto with any such agency. FBS further agrees that it shall promptly following the execution of this Agreement (i) withdraw its application filed with the Federal Reserve Bank of Minneapolis on November 10, 1995 for approval from the Federal Reserve Board of the Merger and the transactions contemplated thereby and all applications and/or notices filed with state regulatory authorities in connection with the Merger and (ii) withdraw or amend to be inapplicable to any merger between FBS and FI or any acquisition by FBS of FI its Registration Statement on Form S-4 (File No. 33-64447) filed on November 21, 1995 with the Securities and Exchange Commission, as amended by Amendment No. 1 thereto dated December 29, 1995.

  5. Effect of Termination; Confidentiality. (a) FBS, Acquisition and FI agree that notwithstanding clause (ii) of Section 8.2 of the Merger Agreement, none of FBS, Acquisition or FI shall have any liabilities for any breach or alleged breach of the Merger Agreement, including any willful breach. As provided in clause (i) of said Section 8.2, Sections 6.2(b), 8.2 and 9.3 of the Merger Agreement and the Confidentiality Agreement (as defined in said Section 6.2(b)) shall survive the termination of the Merger Agreement. Wells hereby agrees to be bound by the confidentiality undertakings and agreements of the Confidentiality Agreement, insofar as the Confidentiality Agreement relates to information supplied by FBS or its representatives to FI that becomes available to Wells, to the same extent as FI is so obligated pursuant thereto.

    (b) Each of FBS and FI shall, as promptly as practicable after the execution of this Agreement, (i) return to the other party or destroy all Evaluation Material (as such term is defined in the Confidentiality Agreement with respect to such party) in accordance with the terms of the Confidentiality Agreement, and (ii) jointly instruct Andersen Consulting ("Andersen") (A) not to issue its report with respect to technology integration as provided for in its letter agreement with FBS and FI (the "Andersen Agreement") and (B) to return to FBS or FI (as applicable) as promptly as practicable the information provided by such party to Andersen in connection with the preparation of such report and to destroy all materials derived from or containing such information. Each of FBS and FI shall bear one-half of the fees and expenses of Andersen payable under the Andersen Agreement.

  6. Indemnification. Wells hereby agrees to indemnify and hold harmless FBS and Acquisition and their respective officers, directors, employees, agents and advisors (the "FBS Parties") against any and all liabilities, judgments, settlements, costs, reasonable expenses (including legal fees) (collectively, "Losses") arising out of or in connection with any claims (including, but not limited to, claims that have been or could have been asserted in actions pending prior to the date hereof) by or on behalf of any FI securityholders (or by any such securityholders on behalf or purportedly on behalf of FI), arising out of or in connection with the Merger Agreement, the FI Option Agreement, the FI Fee Agreement, this Agreement or the transactions contemplated thereby and hereby but, to the extent such Losses arise out of acts or omissions of FBS, only to the extent that such acts or omissions shall have been taken prior to the date hereof or are contemplated by this Agreement. FBS hereby agrees that it will, and will cause its affiliates to, cooperate with Wells in connection with any litigation or claims for which indemnification is sought pursuant to the preceding sentence. FBS and Acquisition further agree that they will not settle any such litigation without the prior written consent of Wells, which consent will not be unreasonably withheld. Wells also agrees to indemnify the FBS Parties against all reasonable legal fees or other expenses incurred in enforcing this Agreement. In addition, FI agrees promptly to reimburse FBS for legal expenses (not to exceed $225,000) incurred in connection with any such securityholder litigation prior to the date hereof.

  7. Waiver of Jury Trial. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HERETO HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT, OR THE SUBJECT MATTER HEREOF IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING OR WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE.

  8. Validity; Due Authorization. Each party hereto represents and warrants to the others that it is duly authorized to execute and deliver this Agreement and the relevant Release, that no further corporate authorizations (including shareholder approvals or approval under Section 203 of the Delaware General Corporation Law) are required for such party's execution, delivery and performance of this Agreement and the relevant Release, and that this Agreement and such Release is a valid and binding obligation of such party.

  9. Specific Performance. The parties hereto acknowledge that damages would be an inadequate remedy for any breach of the provisions of this Agreement and agree that the obligations of the parties hereunder shall be specifically enforceable and no party shall take any action to impede the others from seeking to enforce such rights of specific performance.

  10. Notices. All notices, requests, claims, demands and other communications hereunder shall be effective upon receipt, shall be in writing and shall be delivered in person, by cable, telegram or telex, or by facsimile transmission as follows: (i) if to Wells, addressed to Wells Fargo & Co., 420 Montgomery Street, San Francisco, CA 94163 (Att: General Counsel) with a copy to Sullivan & Cromwell, 125 Broad Street, New York, New York 10004 (Att: H. Rodgin Cohen, Esq.), (ii) if to FBS or Acquisition, addressed to First Bank System, Inc., 601 Second Avenue South, Minneapolis, Minnesota 55402 (Att: General Counsel) with a copy to Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York 10006 (Att: Victor I. Lewkow, Esq.), (iii) if to FI, addressed to First Interstate Bancorp, 633 West Fifth Street, Los Angeles, CA 90071 (Att: General Counsel) with a copy to Skadden, Arps, Meagher & Flom, 919 Third Avenue, New York, New York 10022 (Att: Fred B. White, III, Esq.) or (iv) or to such other address as any party may have furnished to the others in writing in accordance herewith.

  11. Governing Law and Venue. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the principles of conflict of laws thereof. Any suit brought hereon and any and all legal proceedings to enforce this Agreement, whether in contract, tort, equity or otherwise, shall be brought in the Court of Chancery of the State of Delaware to the extent such court has subject matter jurisdiction of such suit, and otherwise in the Superior Court of the State of Delaware, the parties hereto hereby waiving any claim or defense that such forum is not convenient or proper. Each party hereby agrees that such court shall have in personam jurisdiction over it, consents to service of process in any manner prescribed in Section 10 hereof or in any other manner authorized by Delaware law, and agrees that a final judgment in any such action or proceeding, no longer subject to any appeal, shall be conclusive.

  12. Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

  13. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction hereof.

  14. Amendment; Waiver. No amendment or waiver of any provision of this Agreement or consent to departure therefrom shall be effective unless in writing and signed by the parties hereto affected thereby, in the case of an amendment, or by the party which is the beneficiary of any such provision, in the case of a waiver or a consent to departure therefrom.

  IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto all as of the day and year first above written.

FIRST BANK SYSTEM, INC.                   FIRST INTERSTATE BANCORP


           /s/ Lee R. Mitau                     /s/ Theodore F. Craver, Jr.
By: _________________________________     By: _________________________________
 Name: Lee R. Mitau                         Name: Theodore F. Craver, Jr.
 Title:
     Executive Vice President,              Title:Executive Vice President &
     General Counsel & Secretary                  Treasurer

ELEVEN ACQUISITION CORP.                  WELLS FARGO & COMPANY


           /s/ Lee R. Mitau                      /s/ Guy Rounsaville, Jr.
By: _________________________________     By: _________________________________
 Name: Lee R. Mitau                         Name: Guy Rounsaville, Jr.
 Title:
     Executive Vice President &             Title:General Counsel
     Secretary

                                   SCHEDULE 4

1. Wells Fargo & Company v. First Interstate Bancorp, First Bank System, Inc., Eleven Acquisition Corp., John E. Bryson, Edward M. Carson, Jewel Plummer Cobb, Ralph P. Davison, Myran Du Bain, Don C. Frisbee, George M. Keller, Thomas L. Lee, William F. Miller, William S. Randall, Stephen B. Sample, Forrest N. Shumway, William E. B. Siart, Richard J. Stegemier, and Daniel M. Tellep, C.A. No. 14696, filed November 13, 1995, in the Court of Chancery of the State of Delaware in and for New Castle County.

2. First Bank System, Inc. and Eleven Acquisition Corp. v. Wells Fargo & Company, C.A. No. 95-787, filed December 14, 1995 in the United States District Court for the District of Delaware, counterclaims filed by Wells Fargo & Company on December 22, 1995.

3. First Interstate Bancorp v. Wells Fargo & Company, Paul Hazen, H. Jesse Arnelle, William R. Breuner, William S. Davila, Rayburn S. Dezember, Robert
   K. Jaedicke, Ellen M. Newman, Philip J. Quigley, Carl E. Reichardt, Donald
   B. Rice, Susan G. Swenson, Chang-Lin Tien, John A. Young and William F. Zuendt, C.A. No. 95-800, filed December 18, 1995 in the United States District Court for the District of Delaware, counterclaims filed by Wells Fargo & Company on December 22, 1995.

4. First Bank System, Inc. and Eleven Acquisition Corp. v. Wells Fargo & Company, Case No. BC 142972, filed January 22, 1996 in the Superior Court for the State of California for the County of Los Angeles.

                                                                      EXHIBIT A

                                LIMITED RELEASE

  First Bank System, Inc. and Eleven Acquisition Corp. ("RELEASORS"), for valuable consideration, including the release of even date executed by Wells Fargo & Company in favor of RELEASORS, the receipt of which is hereby acknowledged, release and discharge Wells Fargo & Company, its subsidiaries and affiliates and their present and former directors, officers, stockholders, employees, agents, attorneys, successors and assigns (collectively, with Wells Fargo & Company, "RELEASEES") from all actions, accounts, agreements, bonds, bills, causes of action, claims, covenants, contracts, controversies, damages, demands, debts, dues, extents, expenses, executions, judgments, liabilities, obligations, promises, predicate acts, reckonings, specialties, suits, sums of money, trespasses and variances whatsoever, in law, equity or otherwise, known or unknown ("CLAIMS"), which against the RELEASEES or any of them, the RELEASORS, their successors, affiliates and assigns, or anyone claiming through or under any of them, ever had or now have, or may hereafter have or acquire, based upon, related to, arising from, or connected in any way with any of the Agreement and Plan of Merger dated as of November 5, 1995 among First Bank System, Inc., Eleven Acquisition Corp., and First Interstate Bancorp, the related Termination Fee Agreements, Stock Option Agreements, Confidentiality Agreement (as that term is defined in the Merger Agreement) and other related agreements, the transactions contemplated thereby, the Exchange Offer, Proxy Solicitation and Consent Solicitation announced by Wells Fargo & Company on November 13, 1995, the transactions contemplated thereby, and the acquisition of First Interstate Bancorp by Wells Fargo & Company, including without limitation all CLAIMS that were or could have been asserted in the actions captioned Wells Fargo & Company v. First Interstate Bancorp, et al., No. 14696 (Delaware Court of Chancery), First Bank System, Inc. et ano.
v. Wells Fargo & Company, No. 95-787 (United States District Court for the District of Delaware), First Interstate Bancorp v. Wells Fargo & Company et al., No. 95-800 (United States District Court for the District of Delaware), First Bank System, Inc., et ano. v. Wells Fargo & Company (California Superior Court, County of Los Angeles), No. BC142972, James T. Williamson, et al. v. First Interstate Bancorp, et al. , No. 95-810 (United States District Court for the District of Delaware), In re First Interstate Bancorp Shareholder Litigation, No. 14623 (Delaware Court of Chancery), Howard Kaplin, derivatively on behalf of First Interstate Bancorp, Inc. v. John E. Bryson, et al., No. 95-7954 (United States District Court for the Central District of California), Timothy W. Bradley, on behalf of himself and others similarly situated v. William E.B. Siart, et al., No. 95-8047 (United States District Court for the Central District of California), Timothy W. Bradley, on behalf of himself and others similarly situated v. William E.B. Siart, et al., No. BC139665, (California Superior Court, County of Los Angeles), other than any CLAIMS arising with respect to any breach that occurs on or after the date hereof of the Confidentiality Agreement, the Agreement of even date executed by First Bank System, Inc., Eleven Acquisition Corp., First Interstate Bancorp, and Wells Fargo & Company, or Sections 6.2(b), 8.2 or 9.3 of the Merger Agreement.

  To ensure that this RELEASE is enforced in accordance with its terms, the RELEASORS and the RELEASEES hereby acknowledge that each of them is familiar with section 1542 of the Civil Code of California and knowingly and voluntarily waives any rights or protections afforded by that Section, which provides as follows:

    A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

  The RELEASORS and the RELEASEES also knowingly and voluntarily waive all rights and benefits they may have under comparable or similar statutes and principles of common law of any and all states of the United States or of the United States.

  This RELEASE is governed by and shall be construed and interpreted in accordance with the laws of the State of New York.

  This RELEASE may not be modified or amended except by an instrument in writing signed by the RELEASORS and the RELEASEES.

  IN WITNESS WHEREOF, the RELEASORS have executed this RELEASE on the 23rd day of January, 1996.

FIRST BANK SYSTEM, INC.

                                          ELEVEN ACQUISITION CORP.

By: /s/ Lee R. Mitau                      By: /s/ Lee R. Mitau
 -----------------------------------        -----------------------------------
Name: Lee R. Mitau                        Name: Lee R. Mitau
Title: Executive Vice                     Title: Executive Vice President &
    President,General Counsel &           Secretary
    Secretary

STATE OF MINNESOTA

COUNTY OF HENNEPIN

  On January 23, 1996 before me personally came Leo R. Mitair, to me known, who, being by me duly sworn, did depose and state that he is the Executive Vice President, General Counsel & Secretary of First Bank System, Inc. and the Executive Vice President & Secretary of Eleven Acquisition Corp., the entities described in and that executed the foregoing RELEASE and that he is duly authorized by the Boards of Directors of First Bank System, Inc. and Eleven Acquisition Corp. to execute said RELEASE on behalf of First Bank System, Inc. and Eleven Acquisition Corp.

                                          -------------------------------------
                                          Notary Public

                                                                      EXHIBIT B

                                LIMITED RELEASE

  First Bank System, Inc. and Eleven Acquisition Corp. ("RELEASORS"), for valuable consideration, including the release of even date executed by First Interstate Bancorp in favor of RELEASORS, the receipt of which is hereby acknowledged, release and discharge First Interstate Bancorp, its subsidiaries and affiliates and their present and former directors, officers, stockholders, employees, agents, attorneys, successors and assigns (collectively, with First Interstate Bancorp, "RELEASEES") from all actions, accounts, agreements, bonds, bills, causes of action, claims, covenants, contracts, controversies, damages, demands, debts, dues, extents, expenses, executions, judgments, liabilities, obligations, promises, predicate acts, reckonings, specialties, suits, sums of money, trespasses and variances whatsoever, in law, equity or otherwise, known or unknown ("CLAIMS"), which against the RELEASEES or any of them, the RELEASORS, their successors, affiliates and assigns, or anyone claiming through or under any of them, ever had or now have, or may hereafter have or acquire, based upon, related to, arising from, or connected in any way with any of the Agreement and Plan of Merger dated as of November 5, 1995 among First Bank System, Inc., Eleven Acquisition Corp., and First Interstate Bancorp, the related Termination Fee Agreements, Stock Option Agreements, Confidentiality Agreement (as that term is defined in the Merger Agreement) and other related agreements, the transactions contemplated thereby, the Exchange Offer, Proxy Solicitation and Consent Solicitation announced by Wells Fargo & Company on November 13, 1995, the transactions contemplated thereby, and the acquisition of First Interstate Bancorp by Wells Fargo & Company, including without limitation all CLAIMS that were or could have been asserted in the actions captioned Wells Fargo & Company v. First Interstate Bancorp, et al., No. 14696 (Delaware Court of Chancery), First Bank System, Inc. et ano.
v. Wells Fargo & Company, No. 95-787 (United States District Court for the District of Delaware), First Interstate Bancorp v. Wells Fargo & Company et al., No. 95-800 (United States District Court for the District of Delaware), First Bank System, Inc., et ano. v. Wells Fargo & Company (California Superior Court, County of Los Angeles) No. BC142972, James T. Williamson, et al. v. First Interstate Bancorp, et al., No. 95-810 (United States District Court for the District of Delaware), In re First Interstate Bancorp Shareholder Litigation, No. 14623 (Delaware Court of Chancery), Howard Kaplin, derivatively on behalf of First Interstate Bancorp, Inc. v. John E. Bryson, et al., No. 95-7954 (United States District Court for the Central District of California), Timothy W. Bradley, on behalf of himself and others similarly situated v. William E.B. Siart, et al., No. 95-8047 (United States District Court for the Central District of California), Timothy W. Bradley, on behalf of himself and others similarly situated v. William E.B. Siart, et al., No. BC139665, (California Superior Court, County of Los Angeles), other than any CLAIMS arising with respect to any breach that occurs on or after the date hereof of the Confidentiality Agreement, the Agreement of even date executed by First Bank System, Inc., Eleven Acquisition Corp., First Interstate Bancorp, and Wells Fargo & Company, or Sections 6.2(b), 8.2 or 9.3 of the Merger Agreement.

  To ensure that this RELEASE is enforced in accordance with its terms, the RELEASORS and the RELEASEES hereby acknowledge that each of them is familiar with section 1542 of the Civil Code of California and knowingly and voluntarily waives any rights or protections afforded by that Section, which provides as follows:

    A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

  The RELEASORS and the RELEASEES also knowingly and voluntarily waive all rights and benefits they may have under comparable or similar statutes and principles of common law of any and all states of the United States or of the United States.

  This RELEASE is governed by and shall be construed and interpreted in accordance with the laws of the State of New York.

  This RELEASE may not be modified or amended except by an instrument in writing signed by the RELEASORS and the RELEASEES.

  IN WITNESS WHEREOF, the RELEASORS have executed this RELEASE on the 23rd day of January, 1996.

FIRST BANK SYSTEM, INC.                   ELEVEN ACQUISITION CORP.


           /s/ Lee R. Mitau                          /s/ Lee R. Mitau
By___________________________________     By___________________________________
Name:Lee R. Mitau                         Name:Lee R. Mitau
Title: Executive Vice President,          Title:Executive Vice President &
       General Counsel & Secretary        Secretary

STATE OF MINNESOTA

COUNTY OF HENNEPIN

  On January 23, 1996 before me personally came , to me known, who, being by me duly sworn, did depose and state that he is the of First Bank System, Inc. and the of Eleven Acquisition Corp., the entities described in and that executed the foregoing RELEASE and that he is duly authorized by the Boards of Directors of First Bank System, Inc. and Eleven Acquisition Corp. to execute said RELEASE on behalf of First Bank System, Inc. and Eleven Acquisition Corp.

                                          -------------------------------------
                                          Notary Public

                                                                      EXHIBIT C

                                LIMITED RELEASE

  Wells Fargo & Company ("RELEASOR"), for valuable consideration, including the release of even date executed by First Bank System, Inc. and Eleven Acquisition Corp. in favor of RELEASOR, the receipt of which is hereby acknowledged, releases and discharges First Bank System, Inc., its subsidiaries and affiliates (including without limitation Eleven Acquisition Corp.) and their present and former directors, officers, stockholders, employees, agents, attorneys, successors and assigns (collectively, with First Bank System, Inc., "RELEASEES") from all actions, accounts, agreements, bonds, bills, causes of action, claims, covenants, contracts, controversies, damages, demands, debts, dues, extents, expenses, executions, judgments, liabilities, obligations, promises, predicate acts, reckonings, specialties, suits, sums of money, trespasses and variances whatsoever, in law, equity or otherwise, known or unknown ("CLAIMS"), which against the RELEASEES or any of them, the RELEASOR, its successors, affiliates and assigns, or anyone claiming through or under any of them, ever had or now has, or may hereafter have or acquire, based upon, related to, arising from, or connected in any way with any of the Agreement and Plan of Merger dated as of November 5, 1995 among First Bank System, Inc., Eleven Acquisition Corp., and First Interstate Bancorp, ("Merger Agreement"), the related Termination Fee Agreements, Stock Option Agreements, Confidentiality Agreement (as that term is defined in the Merger Agreement) and other related agreements, the transactions contemplated thereby, the Exchange Offer, Proxy Solicitation and Consent Solicitation announced by Wells Fargo & Company on November 13, 1995, the transactions contemplated thereby, and the acquisition of First Interstate Bancorp by Wells Fargo & Company, including without limitation all CLAIMS that were or could have been asserted in the actions captioned Wells Fargo & Company v. First Interstate Bancorp, et al., No. 14696 (Delaware Court of Chancery), First Bank System, Inc. et ano.
v. Wells Fargo & Company, No. 95-787 (United States District Court for the District of Delaware), First Interstate Bancorp v. Wells Fargo & Company et al., No. 95-800 (United States District Court for the District of Delaware), First Bank System, Inc., et ano. v. Wells Fargo & Company (California Superior Court, County of Los Angeles) No. BC142972, James T. Williamson, et al. v. First Interstate Bancorp, et al., No. 95-810 (United States District Court for the District of Delaware), In re First Interstate Bancorp Shareholder Litigation, No. 14623 (Delaware Court of Chancery), Howard Kaplin, derivatively on behalf of First Interstate Bancorp, Inc. v. John E. Bryson, et al., No. 95-7954 (United States District Court for the Central District of California), Timothy W. Bradley, on behalf of himself and others similarly situated v. William E.B. Siart, et al., No. 95-8047 (United States District Court for the Central District of California), Timothy W. Bradley, on behalf of himself and others similarly situated v. William E.B. Siart, et al., No. BC139665, (California Superior Court, County of Los Angeles), other than any CLAIMS arising with respect to any breach that occurs on or after the date hereof of the Confidentiality Agreement, the Agreement of even date executed by First Bank System, Inc., Eleven Acquisition Corp., First Interstate Bancorp, and Wells Fargo & Company, or of Sections 6.2(b), 8.2 or 9.3 of the Merger Agreement.

  To ensure that this RELEASE is enforced in accordance with its terms, the RELEASOR and the RELEASEES hereby acknowledge that each of them is familiar with section 1542 of the Civil Code of California and knowingly and voluntarily waives any rights or protections afforded by that Section, which provides as follows:

    A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

  The RELEASOR and the RELEASEES also knowingly and voluntarily waive all rights and benefits they may have under comparable or similar statutes and principles of common law of any and all states of the United States or of the United States.

  This RELEASE is governed by and shall be construed and interpreted in accordance with the laws of the State of New York.

  This RELEASE may not be modified or amended except by an instrument in writing signed by the RELEASOR and the RELEASEES.

  IN WITNESS WHEREOF, the RELEASOR has executed this RELEASE on the 23rd day of January, 1996.

                                          WELLS FARGO & COMPANY

                                                  /s/ Guy Rounsaville, Jr.
                                          By: _________________________________
                                            Name: Guy Rounsaville, Jr.
                                            Title:
                                                  General Counsel

STATE OF CALIFORNIA

COUNTY OF CONTRA COSTA

  On January 23, 1996 before me personally came Guy Rounsaville, to me known, who, being by me duly sworn, did depose and state that he is the General Counsel of Wells Fargo & Company, the entity described in and that executed the foregoing RELEASE and that he is duly authorized by the Board of Directors of Wells Fargo & Company to execute said RELEASE on behalf of Wells Fargo & Company.

                                          /s/ C. Peregoy
                                          _____________________________________
                                          Notary Public

                                                                      EXHIBIT D

                                LIMITED RELEASE

  First Interstate Bancorp ("RELEASOR"), for valuable consideration, including the release of even date executed by First Bank System, Inc. and Eleven Acquisition Corp. in favor of RELEASOR, the receipt of which is hereby acknowledged, releases and discharges First Bank System, Inc., its subsidiaries and affiliates (including without limitation Eleven Acquisition Corp.) and their present and former directors, officers, stockholders, employees, agents, attorneys, successors and assigns (collectively, with First Bank System, Inc., "RELEASEES") from all actions, accounts, agreements, bonds, bills, causes of action, claims, covenants, contracts, controversies, damages, demands, debts, dues, extents, expenses, executions, judgments, liabilities, obligations, promises, predicate acts, reckonings, specialties, suits, sums of money, trespasses and variances whatsoever, in law, equity or otherwise, known or unknown ("CLAIMS"), which against the RELEASEES or any of them, the RELEASOR, its successors, affiliates and assigns, or anyone claiming through or under any of them, ever had or now has, or may hereafter have or acquire, based upon, related to, arising from, or connected in any way with any of the Agreement and Plan of Merger dated as of November 5, 1995 among First Bank System, Inc., Eleven Acquisition Corp., and First Interstate Bancorp, the related Termination Fee Agreements, Stock Option Agreements, Confidentiality Agreement (as that term is defined in the Merger Agreement) and other related agreements, the transactions contemplated thereby, the Exchange Offer, Proxy Solicitation and Consent Solicitation announced by Wells Fargo & Company on November 13, 1995, the transactions contemplated thereby, and the acquisition of First Interstate Bancorp by Wells Fargo & Company, including without limitation all CLAIMS that were or could have been asserted in the actions captioned Wells Fargo & Company v. First Interstate Bancorp, et al., No. 14696 (Delaware Court of Chancery), First Bank System, Inc. et ano. v. Wells Fargo & Company, No. 95-787 (United States District Court for the District of Delaware), First Interstate Bancorp v. Wells Fargo & Company et al., No. 95-800 (United States District Court for the District of Delaware), First Bank System, Inc., et ano. v. Wells Fargo & Company (California Superior Court, County of Los Angeles) No. BC142972, James T. Williamson, et al. v. First Interstate Bancorp, et al., No. 95-810 (United States District Court for the District of Delaware), In re First Interstate Bancorp Shareholder Litigation, No. 14623 (Delaware Court of Chancery), Howard Kaplin, derivatively on behalf of First Interstate Bancorp, Inc. v. John E. Bryson, et al., No. 95-7954 (United States District Court for the Central District of California), Timothy
W. Bradley, on behalf of himself and others similarly situated v. William E.B. Siart, et al., No. 95-8047 (United States District Court for the Central District of California), Timothy W. Bradley, on behalf of himself and others similarly situated v. William E.B. Siart, et al., No. BC139665, (California Superior Court, County of Los Angeles), other than any CLAIMS arising with respect to any breach that occurs on or after the date hereof of the Confidentiality Agreement, the Agreement of even date executed by First Bank System, Inc., Eleven Acquisition Corp., First Interstate Bancorp, and Wells Fargo & Company, or of Sections 6.2(b), 8.2 or 9.3 of the Merger Agreement.

  To ensure that this RELEASE is enforced in accordance with its terms, the RELEASOR and the RELEASEES hereby acknowledge that each of them is familiar with section 1542 of the Civil Code of California and knowingly and voluntarily waives any rights or protections afforded by that Section, which provides as follows:

    A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

  The RELEASOR and the RELEASEES also knowingly and voluntarily waive all rights and benefits they may have under comparable or similar statutes and principles of common law of any and all states of the United States or of the United States.

  This RELEASE is governed by and shall be construed and interpreted in accordance with the laws of the State of New York.

  This RELEASE may not be modified or amended except by an instrument in writing signed by the RELEASOR and the RELEASEES.

  IN WITNESS WHEREOF, the RELEASOR has executed this RELEASE on the 23rd day of January, 1996.

                                          WELLS FARGO & COMPANY

                                                /s/ Theodore F. Craver, Jr.
                                          By: _________________________________
                                            Name: Theodore F. Craver, Jr.
                                            Title:Executive V.P. & Treasurer

STATE OF CALIFORNIA

COUNTY OF LOS ANGELES


  On January 23, 1996 before me personally came Theodore F. Craver, Jr., to me known, who, being by me duly sworn, did depose and state that he is the Executive Vice-President and Treasurer of First Interstate Bancorp, the entity described in and that executed the foregoing RELEASE and that he is duly authorized by the Board of Directors of First Interstate Bancorp to execute said RELEASE on behalf of First Interstate Bancorp.

                                          /s/ Susanne Estrada
                                          _____________________________________
                                          Notary Public

                                                                APPENDIX E

                                                          [Conformed Copy]

                                                               January 23, 1996

Board of Directors
Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94104

Members of the Board:

  You have asked us to advise you with respect to the fairness to Wells Fargo & Company ("Wells Fargo") from a financial point of view of the consideration proposed to be paid by Wells Fargo pursuant to the terms of the Agreement and Plan of Merger, dated as of January 23, 1996 (the "Merger Agreement"), between Wells Fargo and First Interstate Bancorp ("First Interstate"). The Merger Agreement provides for, among other things, the merger of First Interstate with and into Wells Fargo pursuant to which Wells Fargo will be the surviving corporation (the "Merger"), each outstanding share of the common stock, par value $2.00 per share (including the associated common stock purchase rights), of First Interstate will be converted into the right to receive two-thirds (the "Exchange Ratio") of a share of the common stock, par value $5.00 per share, of Wells Fargo (the "Wells Fargo Common Stock"), and each outstanding share of each series of the preferred stock of First Interstate will be converted into the right to receive one share of a series of preferred stock of Wells Fargo with substantially the same terms as that of the exchanged share.

  In arriving at our opinion, we have reviewed the Merger Agreement and certain related documents and certain publicly available business and financial information relating to Wells Fargo and First Interstate. We also have reviewed certain other information, including financial forecasts, provided to us by Wells Fargo and First Interstate, and have met with the respective managements of Wells Fargo and First Interstate to discuss the businesses and prospects of Wells Fargo and First Interstate.

  We also have considered certain financial and stock market data of Wells Fargo and First Interstate, and we have compared that data with similar data for other publicly held companies in businesses similar to those of Wells Fargo and First Interstate and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

  In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied upon its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Wells Fargo and First Interstate as to the future financial performance of Wells Fargo and First Interstate and the cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the Merger. We also have assumed, with your consent, that off-balance sheet activities of Wells Fargo and First Interstate, including derivatives and other similar financial instruments, will not materially and adversely affect the future financial position and results of operations of Wells Fargo or First Interstate. We have not reviewed individual credit files or made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Wells Fargo or First Interstate, nor have we been furnished with any such evaluations or appraisals, including loan or lease portfolios or the allowances for losses with respect thereto, and have assumed, with your consent, that such allowances for Wells Fargo and First Interstate are in the aggregate adequate to cover such losses. We also have assumed, with your consent, that in the course of obtaining the necessary regulatory and third party consents for the Merger, no restriction will be imposed that will have a material adverse effect on the contemplated benefits of the Merger or the transactions contemplated thereby. Our opinion is necessarily based upon information available to us and financial, stock market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of the Wells Fargo Common Stock actually will be when issued to First Interstate's stockholders pursuant to the Merger or the prices at which such Wells Fargo Common Stock will trade subsequent to the Merger.

  We have acted as financial advisor to Wells Fargo in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We have in the past provided financial advisory and investment banking services to Wells Fargo unrelated to the Merger, and have received compensation for the rendering of such services. In the ordinary course of our business, CS First Boston and its affiliates may actively trade the debt and equity securities of Wells Fargo and First Interstate for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  It is understood that this letter is for the information of the Board of Directors of Wells Fargo in connection with its evaluation of the Merger and is not intended to be and shall not be deemed to constitute a recommendation to any stockholder as to how such stockholder should vote on the Merger. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without CS First Boston's prior written consent.

  Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the proposed Exchange Ratio is fair to Wells Fargo from a financial point of view.

                                          Very truly yours,

                                          CS FIRST BOSTON CORPORATION

                                             /s/ Michael E. Martin
                                          By: _________________________________
                                             Michael E. Martin
                                             Managing Director

                                                                APPENDIX F

                                                          [Conformed Copy]

                            [MONTGOMERY LETTERHEAD]

                                                               January 23, 1996

Members of the Board of Directors
Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94104

Gentlemen:

  We understand that Wells Fargo & Company, a Delaware corporation (the "Company") and First Interstate Bancorp, a Delaware corporation ("First Interstate"), propose to enter into an Agreement and Plan of Merger, to be dated the date hereof (the "Merger Agreement") pursuant to which, among other things, First Interstate will be merged with and into the Company, which will be the surviving entity (the "Merger"). Pursuant to the Merger, as more fully described in the Merger Agreement, we understand that (i) each outstanding share of the common stock, par value $2.00 per share (including the associated common stock purchase rights), of First Interstate (the "First Interstate Common Stock") will be converted into the right to receive two-thirds (the "Exchange Ratio") of a share of the common stock, par value $5.00 per share, of the Company (the "Company Common Stock"), and (ii) each outstanding share of each series of preferred stock of First Interstate will be converted into the right to receive one share of a series of preferred stock of the Company with substantially the same terms as that of the exchanged share.

  You have asked for our opinion as investment bankers as to whether the Exchange Ratio is fair to the Company from a financial point of view, as of the date hereof.

  In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to the Company and First Interstate, including the consolidated financial statements for recent years and interim periods to December 31, 1995 and certain other relevant financial and operating data relating to the Company and First Interstate made available to us from published sources and from the internal records of the Company and First Interstate; (ii) reviewed a draft of the Merger Agreement and certain related documents provided to us by the Company;
(iii) reviewed certain historical market prices and trading volumes of the Company Common Stock and the First Interstate Common Stock as reported by the New York Stock Exchange; (iv) compared the Company and First Interstate from a financial point of view with certain other companies which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected business combinations in the banking and savings and loan industries; (vi) reviewed and discussed with representatives of the managements of the Company and First Interstate, respectively, certain information of a business and financial nature regarding the Company and First Interstate, furnished to us by them, including financial forecasts and related assumptions of the Company and First Interstate; (vii) made inquiries regarding and discussed the Merger, the Merger Agreement and other matters related thereto with the Company's counsel; and (viii) performed such other analyses and examinations as we have deemed appropriate.

  In connection with our review, we have not assumed any obligation independently to verify any of the foregoing information and have relied on all such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company and First Interstate provided to us by their respective managements, we have assumed for purposes of our opinion that such forecasts have been reasonably prepared on bases reflecting at the time of preparation the best available estimates and judgments of their respective managements as to the future financial performance of the Company and First Interstate and the cost savings and other potential synergies (including the timing, amount and achievability thereof) anticipated to result from the Merger, and that they provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in the Company's or First Interstate's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements reviewed by us and that off-balance sheet activities of the Company and First Interstate, including derivatives and other similar financial instruments, will not materially and adversely affect the future financial position or results of operations of the Company or First Interstate. We have relied on advice of counsel and independent accountants to the Company as to all legal and financial reporting matters with respect to the Company and the Merger. We have also assumed that the Merger will comply in all material respects with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed, with your consent, that in the course of obtaining the necessary regulatory and third party consents for the Merger, no restriction will be imposed that will have a material adverse effect on the contemplated benefits of the Merger or the transactions contemplated thereby. We are not an expert in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for each of the Company and First Interstate are in the aggregate adequate to cover such losses. In addition, we have not assumed responsibility for reviewing any individual credit files or making an independent evaluation, appraisal or physical inspection of the assets or individual properties of the Company or First Interstate, nor have we been furnished with any such evaluations or appraisals. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us, as of the date hereof.

  We have further assumed, with your consent, that the Merger will be consummated in accordance with the terms and provisions of the Merger Agreement, without any amendments to, and without any waiver by the Company of, any of the material conditions to its obligations thereunder.

  We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. In the ordinary course of our business, we actively trade the equity securities of the Company and First Interstate for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have also performed various financial advisory and investment banking services for First Interstate in the past for which we have received compensation.

  Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Exchange Ratio is fair to the Company from a financial point to view, as of the date hereof.

  This opinion is furnished pursuant to our engagement letter dated October 16, 1995, as amended. This opinion is addressed to the Board of Directors of the Company and is not intended to be and shall not be deemed to constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. Except as provided in such engagement letter, this opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner without our prior written consent. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

                                          Very truly yours,

                                      /s/ Montgomery Securities
                                          ---------------------
                                          Montgomery Securities

                   [LETTERHEAD OF GOLDMAN, SACHS & CO.]         APPENDIX G

                          PRIVILEGED AND CONFIDENTIAL
                                                          [Conformed Copy]

                                                               January 23, 1996

Board of Directors
First Interstate Bancorp
Los Angeles, California 90071

Gentlemen and Madame:

  You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $2.00 per share (the "Shares"), of First Interstate Bancorp (the "Company") of the exchange ratio of two-thirds shares of Common Stock, par value $5.00 per share, of Wells Fargo & Company ("Wells Fargo") to be received for each Share (the "Exchange Ratio") pursuant to the merger (the "Merger") contemplated by the Agreement and Plan of Merger dated as of January 23, 1996 by and between Wells Fargo and the Company (the "Agreement").

  Goldman, Sachs & Co. ("Goldman Sachs"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having performed investment banking services for the Company from time to time and having acted as its financial advisor in connection with the Agreement. We also have provided certain investment banking services to Wells Fargo from time to time including, in 1995, advising Wells Fargo in the sale of its 50% ownership interest in Wells Fargo Nikko Investment Advisors and in its mortgage joint venture with Norwest Financial Corporation, and may provide investment banking services to the combined company in the future. In addition, Goldman Sachs is a full service securities firm and in the course of its trading activities it may from time to time effect transactions, for its own account or the account of customers, and hold positions in securities or options on securities of the Company and Wells Fargo.

  In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and Wells Fargo for the five years ended December 31, 1994; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Wells Fargo; certain other communications from the Company and Wells Fargo to their respective stockholders; and certain internal financial analyses and forecasts for the Company and Wells Fargo prepared by their respective managements, including analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies (collectively, the "Synergies") expected by Wells Fargo to be achieved as a result of the Merger and including share repurchase and capital management policies expected to be fulfilled by Wells Fargo following the merger. We also have held discussions with members of the senior managements of the Company and Wells Fargo regarding the past and current business operations, regulatory relationships, financial condition and future prospects of their respective companies, each senior managements' assessment of the strategic fit and implications of the Merger, and the Synergies. We also have reviewed with members of the senior management of the Company the results of the Company's due diligence examination of Wells Fargo. In addition, we have reviewed the reported price and trading activity for the Shares and Wells Fargo Common Stock, compared certain financial and stock market information for the Company and Wells Fargo with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the commercial banking industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

  We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us or conveyed to us in discussions with senior managements of the Company and Wells Fargo for purposes of this opinion. In that regard, we have assumed, with your consent, that the financial forecasts, including, without limitation, the Synergies, the anticipated share repurchase and capital management policies, and projections regarding under-performing and non-performing assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the Company and Wells Fargo and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for each of the Company and Wells Fargo are in the aggregate adequate to cover all such losses. Similarly, we have assumed, with your consent and without independent analysis, that the obligations of the Company and Wells Fargo pursuant to derivatives, swaps, foreign exchange, financial instruments and off-balance sheet lending-related financial instruments will not have an adverse effect which would be relevant to our analysis. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of the Company or Wells Fargo or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed, with your consent, that obtaining any necessary regulatory approvals and third-party consents for the Merger or otherwise will not have a materially adverse effect on the Company, Wells Fargo or the combined company. Our opinion as to the fairness of the Exchange Ratio addresses the ownership position in the combined company to be received by the holders of Shares pursuant to the Exchange Ratio on the terms set forth in the Agreement and does not address the future trading or acquisition value for the stock of the combined company. In addition, our opinion does not address the relative merits of the Merger and alternative potential transactions.

  Our opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote at the stockholders' meeting to be held in connection with the Merger.

  Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair to the holders of Shares.

                                          Very truly yours,

                                          /s/ Goldman, Sachs & Co.

                                          GOLDMAN, SACHS & CO.

                                                                  APPENDIX H

MORGAN STANLEY                                              [Conformed Copy]

                                                        MORGAN STANLEY & CO.
                                                        INCORPORATED
                                                        1585 BROADWAY
                                                        NEW YORK, NEW YORK 10036
                                                        (212) 761-4000

                                                               January 23, 1996

Board of Directors
First Interstate Bancorp
633 West Fifth Street
Los Angeles, CA 90071

Members of the Board:

  We understand that First Interstate Bancorp ("First Interstate" or the "Company") and Wells Fargo & Company ("Wells Fargo") are proposing to enter into an Agreement and Plan of Merger (the "Proposed Merger Agreement"), which will provide, among other things, for the merger of First Interstate with Wells Fargo (the "Merger"). Pursuant to the Proposed Merger Agreement, each outstanding share of common stock of First Interstate (the "First Interstate Common Stock"), other than shares held in treasury or held by Wells Fargo or any affiliate of Wells Fargo or as to which dissenters' rights have been perfected, will be converted into two-thirds of a share (the "Wells Fargo Exchange Ratio") of common stock of Wells Fargo (the "Wells Fargo Common Stock"). The terms and conditions of the Merger are more fully set out in the Proposed Merger Agreement.

  You have asked for our opinion as to whether the Wells Fargo Exchange Ratio pursuant to the Proposed Merger Agreement is fair from a financial point of view to holders of First Interstate Common Stock (other than Wells Fargo and its affiliates).

  For purposes of the opinion set forth herein, we have:

    (i) analyzed certain publicly available financial statements and other information of First Interstate and Wells Fargo, respectively;

    (ii) analyzed certain internal financial statements and other financial and operating data concerning First Interstate and Wells Fargo prepared by the managements of First Interstate and Wells Fargo, respectively;

    (iii) analyzed certain financial projections prepared separately by the managements of First Interstate and Wells Fargo, respectively;

    (iv) discussed the past and current operations and financial conditions and the prospects of First Interstate and Wells Fargo with senior executives of First Interstate and Wells Fargo, respectively;

    (v) reviewed the reported prices and trading activity for the First Interstate Common Stock and the Wells Fargo Common Stock;

    (vi) compared the financial performance of First Interstate and Wells Fargo and the prices, trading activity and trading multiples of the First Interstate Common Stock and the Wells Fargo Common Stock with that of certain other comparable bank holding companies and their securities;

    (vii) discussed the strategic objectives of the Merger and the plan for the combined company with senior executives of Wells Fargo;

    (viii) analyzed certain pro forma financial projections for the combined company prepared by Wells Fargo;

                                                                 MORGAN STANLEY

    (ix) reviewed and discussed with the senior management of Wells Fargo certain estimates of the potential cost savings and revenue loss expected to result from the Merger;

    (x) reviewed the financial terms, to the extent publicly available, of certain comparable bank holding company merger transactions;

    (xi) participated in discussions among representatives of First Interstate and Wells Fargo (and certain other parties) and their financial and legal advisors;

    (xii) reviewed the Proposed Merger Agreement and certain related agreements; and

    (xiii) performed such other analyses as we have deemed appropriate.

  We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including Wells Fargo's estimates of cost savings and revenue loss expected to result from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of First Interstate and Wells Fargo, respectively. We have also assumed that off-balance sheet activities of First Interstate and Wells Fargo, including derivatives and other similar financial instruments, will not adversely affect the future financial position and results of operations of the combined enterprise. We have not made any independent valuation or appraisal of the assets or liabilities of First Interstate or Wells Fargo, nor have we been furnished with any such appraisals and we have not examined any individual loan credit files of First Interstate and Wells Fargo. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

  We have acted as financial advisor to the Board of Directors of First Interstate in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for First Interstate and Wells Fargo and have received fees for the rendering of these services.

  It is understood that this letter is for the information of the Board of Directors of First Interstate and does not constitute a recommendation to stockholders of First Interstate as to the voting of their shares on the Merger or any other transaction.

  Based on the foregoing, we are of the opinion on the date hereof that the Wells Fargo Exchange Ratio is fair from a financial point of view to holders of First Interstate Common Stock (other than Wells Fargo and its affiliates).

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                              /s/ Donald A. Moore, Jr.
                                          By: _________________________________
                                            Donald A. Moore, Jr.
                                            Managing Director

                                                                APPENDIX I

                                                          [Conformed Copy]

CONTACT: Investor Relations

      Christine M. McCarthy, Executive Vice President--(213) 614-5866

      Mariann Ohanesian, Vice President--(213) 614-2465

                         FIRST INTERSTATE BANCORP

                1995 FULL YEAR AND FOURTH QUARTER RESULTS

  (THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CORPORATION'S FORM 10-K, WHICH WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY MARCH 29, 1996.)

                                                          January 16, 1996

FINANCIAL SUMMARY:

 . The Corporation and First Bank System, Inc. (FBS) have entered into a merger agreement whereby FBS will exchange 2.6 shares of its common stock for each share of First Interstate common stock. The merger is subject to approval by bank regulatory authorities and by the Corporation's shareholders. Please see the Recent Developments section of this report.

 . The Corporation recorded net income of $885.1 million ($11.02 per share) for all of 1995, an increase in earnings per share of 26.5% over 1994. Net income for 1995 included the effect of $14.7 million ($0.19 per share) of restructuring charges, and $27.6 million ($0.35 per share) of merger related expenses. The restructuring charges relate to the restructuring program announced in September 1994; the Corporation does not expect to take any further charges in connection with this restructuring program. Net income in 1994 included the effect of $87.6 million ($1.09 per share) of such restructuring charges.

 . The Corporation recorded net income for the 1995 fourth quarter of $215.4 million ($2.66 per share), versus $211.3 million ($2.65 per share) in the 1994 fourth quarter. Before the effect of restructuring charges and merger related expenses, income after taxes for the 1995 fourth quarter amounted to $248.3 million ($3.08 per share), an increase of 16.7% from $212.7 million ($2.67 per share) for the 1994 fourth quarter.

 . Total revenue, which includes taxable-equivalent net interest income and noninterest income, in 1995 was up 8.1% from 1994. Loans of $36.7 billion at December 31, 1995, were $3.5 billion (10.4%) above the yearend 1994 level and were $706 million (2.0%) above September 30, 1995.

 . The net interest margin was 5.50% in the 1995 fourth quarter, up 21 basis points from 5.29% reported a year earlier and up 5 basis points from the third quarter of 1995.

 . The Corporation's efficiency ratio for the fourth quarter of 1995 was 57.7%, before the effect of merger expenses, restructuring charges and ORE expenses, compared to 61.3% in the 1994 fourth quarter and 57.3% in the 1995 third quarter.

 .  Nonperforming assets totaled $232 million at yearend 1995, down $26 million
   (10.1%) from a year earlier. Nonperforming assets as a percent of total assets were 0.40% for the 1995 fourth quarter.

 . For 1995, the return on average total assets was 1.59% and the return on average common equity was 24.57%. For 1994, the return on average total assets was 1.38% and the return on average common equity was 21.56%.

COMPARISON OF ANNUAL RESULTS:

  The Corporation recorded net income for 1995 of $885.1 million, or $11.02 per share. This includes the effect of $24.4 million of restructuring charges ($14.7 million after taxes, or $0.19 per share), and $27.6 million ($0.35 per share) of merger related expenses, and represents an increase in earnings per share of 26.5% from 1994. Net income of $733.5 million ($8.71 per share) in 1994 included restructuring charges of $141.3 million ($87.6 million after taxes, or $1.09 per share). Before the effect of restructuring charges and merger related expenses, income after taxes in 1995 amounted to $927.4 million ($11.56 per share), representing an increase in earnings per share of 18.0% from $9.80 in 1994.

  Taxable-equivalent net interest income was $2,558.3 million in 1995, up 9.0% from 1994. This increase resulted primarily from expansion of the net interest margin to 5.43% from 5.14% in 1994, together with average earning asset growth of $1.5 billion (3.3%).

  Average loans increased $6.6 billion (23.0%) from 1994 to $35.2 billion in 1995. Instalment loans averaged $12.6 billion in 1995, up $893 million (7.7%) from a year earlier. Residential real estate mortgages averaged $6.6 billion, $2.6 billion (67.3%) above 1994. Commercial real estate mortgages averaged $4.7 billion, $1.0 billion (28.5%) above a year ago. Average commercial loans were up $1.4 billion (17.1%) from 1994 to $9.7 billion in 1995. Average construction loans increased $299 million (37.1%) from 1994 to $1.1 billion.

  At December 31, 1995, loans and leases totaled $36.7 billion, up $3.5 billion (10.4%) from a year earlier and up $706 million (2.0%) from September 30, 1995. Instalment loans totaled $12.9 billion at yearend 1995, an increase of $590 million (4.8%) from a year earlier and an increase of $181 million (1.4%) from September 30, 1995. At the same time, commercial loans were $10.9 billion, up $1.6 billion (17.5%) from a year earlier and up $667 million (6.5%) from the end of the 1995 third quarter. Residential real estate mortgages totaled $6.4 billion, $537 million (9.2%) above a year ago and $156 million (2.4%) below September 30, 1995. Commercial real estate mortgages amounted to $4.8 billion at December 31, 1995, up $395 million (9.0%) from a year ago and up $63 million (1.3%) from September 30, 1995. Construction loans were $1.1 billion at yearend 1995, up $118 million (12.6%) from a year earlier and down $101 million (8.8%) from the end of the third quarter.

  As a result of maturities and paydowns, total investment securities amounted to $9.1 billion at yearend 1995, down $4.8 billion (34.3%) from yearend 1994 and down $334 million (3.5%) from September 30, 1995. These proceeds supported loan growth in 1995. On December 27, 1995, the Corporation reclassified all but $88 million of its investment securities to available-for-sale.

  Total deposits averaged $47.9 billion in 1995, up $1.6 billion (3.4%) from 1994. Consumer savings, time and net transaction accounts increased $905 million (2.3%) from 1994 to an average of $40.9 billion in 1995. The Corporation's CDs over $100,000 increased $273 million (25.4%) from the year earlier. At the same time, short term borrowings, primarily federal funds purchased, averaged $1.4 billion, up $707 million. The higher level of short term borrowings, together with maturing securities and deposit growth, supported loan growth in 1995.

  No provision for credit losses for the consolidated Corporation has been recorded since the fourth quarter of 1993. Loans charged off, net of recoveries, were $154.7 million (0.44% of average loans) for the year, compared to $133.0 million (0.46% of average loans) in 1994.

  Noninterest income totaled $1,119.6 million in 1995, an increase of $65.3 million (6.2%) from a year earlier. Service charges on deposit accounts increased $35.4 million (6.3%) from 1994 to $597.3 million and trust fees declined $23.0 million (11.9%) to $170.3 million. The decline in trust fees reflects the previously announced disposition of Denver Investment Advisors, a subsidiary of First Interstate Bank of Denver, N.A. Noninterest income also benefited from venture capital gains of $35.5 million in 1995, compared to $28.3 million in 1994. The year-to-year increase in other charges, commission and fees is primarily the result of growth in revenue from sales of investment products.

  Noninterest expenses totaled $2,213.1 million in 1995. This includes $24.4 million of restructuring charges in the latest year, versus $141.3 million in 1994, as previously noted. In addition, noninterest expenses in 1995 included $27.6 million of merger related expenses in the fourth quarter. Noninterest expenses before the effect of these charges and including the effect of completed acquisitions were $2,161.1 million in 1995, an increase of $104.6 million (5.1%) from 1994. Approximately $53.2 million of the increase represents higher outside contract fees, $32.9 million reflects higher occupancy and equipment expenses, $25.4 million represents higher charges resulting from the amortization of intangibles and $22.0 million represents higher communications expenses.

These increases were partially offset by declines of $38.2 million in FDIC assessments and $19.1 million of salary and benefits expenses in 1995.

  The Corporation's efficiency ratio for 1995 was 58.7%, which reflects noninterest expenses before merger related expenses, restructuring charges and ORE expenses as a percent of taxable-equivalent net interest income plus noninterest income. This compares to 60.8% in 1994.

  For 1995, the Corporation recorded income tax expense of $558.1 million, resulting in an effective income tax rate of 38.7%, compared to 38.0% in 1994.

COMPARISON OF FOURTH QUARTER RESULTS

  The Corporation recorded net income for the 1995 fourth quarter of $215.4 million ($2.66 per share), despite absorbing $8.7 million of restructuring charges ($5.3 million after taxes, or $0.07 per share), and $27.6 million ($0.35 per share) of merger related expenses. Net income of $211.3 million ($2.65 per share) for the 1994 fourth quarter included the effect of $2.3 million of restructuring charges ($1.4 million after taxes, or $0.02 per share). Before the effect of restructuring charges and merger related expenses, income after taxes in the 1995 fourth quarter amounted to $248.3 million ($3.08 per share), an increase of 16.7% from $212.7 million ($2.67 per share) in the 1994 fourth quarter.

  Taxable-equivalent net interest income was $636.9 million in the fourth quarter of 1995, an increase of 2.4% from a year earlier. This increase resulted primarily from expansion of the net interest margin, up 21 basis points to 5.50%. Average earning assets in the fourth quarter of 1995 declined $633 million (1.4%) to $46.2 billion, and includes loan growth of $3.7 billion (11.5%), which was more than offset by a decline in investment securities of $5.2 billion (36.1%). The net interest margin the 1995 fourth quarter was 5 basis points above the third quarter margin of 5.45%. Recent declines in short term interest rates may lead to moderate declines in the Corporation's net interest margin.

  Average loans and leases increased $3.7 billion (11.5%) from the 1994 fourth quarter and $55 million from the third quarter to $35.5 billion in the 1995 fourth quarter. Instalment loans averaged $12.7 billion in the fourth quarter of 1995, up $578 million (4.8%) from a year earlier and up $71 million (0.6%) from the third quarter of 1995. Average commercial loans outstanding were up $819 million (9.1%) from a year earlier and $126 million (1.3%) from the 1995 third quarter to an average of $9.8 billion. Residential real estate mortgages averaged $6.5 billion, up $1.2 billion (23.1%) from a year ago and down $130 million (2.0%) from the 1995 third quarter level. Commercial real estate mortgages averaged $4.7 billion, $621 million (15.1%) above a year ago and unchanged from the 1995 third quarter. Average construction loans increased $209 million (23.1%) from the 1994 fourth quarter and declined $32 million (2.8%) from the 1995 third quarter to $1.1 billion in the latest period.

  Total deposits averaged $48.3 billion in the 1995 fourth quarter, up $491 million (1.0%) from the 1994 fourth quarter and up $481 million (1.0%) from the 1995 third quarter. Average deposits in consumer savings, time and net transaction accounts declined $197 million (0.5%) from the 1994 fourth quarter and $224 million (0.5%) from the 1995 third quarter to an average of $40.8 billion in the 1995 fourth quarter. The Corporation's CDs over $100,000 declined $112 million (8.0%) from the 1994 fourth quarter and increased $19 million (1.5%) from the 1995 third quarter to an average of $1.3 billion. At the same time, short term borrowings, primarily federal funds purchased, averaged $503 million, down $488 million (49.2%) from the 1994 fourth quarter and down $169 million (25.1%) from the 1995 third quarter.

  Based on an assessment of the Corporation's current risk profile, no provision for credit losses for the Corporation has been recorded since the fourth quarter of 1993. Loans charged off, net of recoveries, were $42.8 million (0.48% of average loans) in the last quarter of 1995, compared to $38.2 million (0.48% of average loans) reported for the comparable 1994 quarter. The Corporation continued to experience a strong level of recoveries on prior period chargeoffs.

  Noninterest income totaled $296.3 million in the fourth quarter of 1995, compared to $262.3 million reported for the 1994 fourth quarter. Noninterest income in the 1995 fourth quarter included $13.6 million of venture capital gains. The 1994 fourth quarter included $13.6 million of venture capital gains, which were reported as investment securities gains. Service charges on deposit accounts rose $7.6 million (5.3%) from the 1994 level to $151.0 million, while trust fees declined $2.1 million (4.3%) to $47.0 million. The decline in trust fees reflects the previously announced disposition of Denver Investment Advisors (DIA), a subsidiary of First Interstate Bank of Denver, N.A. Since the disposition of DIA in the 1995 first quarter, trust fees have increased on a consecutive quarterly basis. The increase in other charges, commissions and fees between fourth quarters is primarily the result of growth in revenue from sales of investment products.

  Total noninterest expenses amounted to $574.8 million in the 1995 fourth quarter, including $8.7 million of restructuring charges and $27.6 million of merger related expenses, as previously noted. Excluding restructuring charges and merger related expenses and including the effect of completed acquisitions, noninterest expenses were $538.5 million, essentially unchanged from the comparable 1994 quarter. Due to acquisitions completed in 1995, expenses arising from the amortization of goodwill and other intangibles increased $3.5 million from the 1994 fourth quarter to a total of $15.3 million in the 1995 fourth quarter.

  The Corporation's efficiency ratio for the 1995 fourth quarter was 57.7%, which reflects noninterest expenses before merger expenses, restructuring charges and ORE expenses as a percent of taxable-equivalent net interest income plus noninterest income. This compares to 57.3% in the 1995 third quarter and 61.3% in the 1994 fourth quarter.

  In the fourth quarter of 1995, the Corporation recorded income tax expense of $138.2 million, resulting in an effective income tax rate of 39.1%. This compares to an effective tax rate of 38.0% in the comparable 1994 quarter. The effective rate for the current quarter was impacted by nondeductible merger related costs, offset by resolution of federal audit issues for which tax benefits were not previously recognized.

LIQUIDITY MANAGEMENT

  Liquidity refers to the Corporation's ability to adjust its future cash flows to meet the needs of depositors and borrowers and to fund operations on a timely and cost effective basis.

  The Corporation continues to utilize the core deposits gathered through its extensive interstate retail banking network as a key source of low-cost funding. Core deposits, defined as demand deposits, interest bearing consumer deposits under $100,000 and noninterest bearing time deposits, together with corporate purchased funds and equity are the primary sources for funding earning assets. During the fourth quarter of 1995, core deposits represented 88% of average earning assets, virtually unchanged from the fourth quarter of 1994 and third quarter of 1995.

  At the same time, average corporate purchased funds declined $571 million from the 1994 fourth quarter to $3.1 billion, and declined $176 million from the 1995 third quarter level. Average short term borrowings declined $488 million from the fourth quarter of 1994 and $169 million from the 1995 third quarter level.

  The Corporation's other sources of liquidity include maturing securities in addition to those which are available for sale or repurchase activity. In addition, subsidiary banks may directly access funds placed by them through existing agency agreements for the placement of federal funds and may also access the Federal Reserve for short term liquidity needs.

  At December 31, 1995, the Parent Corporation had no short term borrowings outstanding. Immediate liquidity available to the Corporation includes a $500 million senior revolving credit facility, as well as cash and other short term financial instruments at the Parent Corporation totaling $265 million at yearend 1995. This compares to $300 million at September 30, 1995.

  The Parent Corporation has access to regional, national and international capital and money markets, through its $2.3 billion shelf registration on file with the Securities and Exchange Commission.

RISK ELEMENTS:

  Nonperforming Assets--At December 31, 1995, nonperforming assets totaled $232 million, down $26 million (10.1%) from the year ago level of $258 million, and up $26 million (12.6%) from $206 million reported at September 30, 1995. The current level of nonperforming assets represents 0.40% of total assets, versus 0.46% and 0.37% of total assets a year earlier and at September 30, 1995, respectively.

  Nonperforming loans totaled $171 million at yearend 1995, a decline of $15 million (8.1%) from $186 million a year earlier and an increase of $31 million (22.1%) from $140 million at September 30, 1995. ORE totaled $61 million at December 31, 1995, down from $72 million a year earlier and $66 million at September 30, 1995.

  In addition to credit assets classified as nonperforming, the Corporation reported accruing loans that were past due 90 days or more of $100 million at December 31, 1995, versus $51 million a year earlier and $98 million at September 30, 1995. The current level of past due loans represents 0.17% of total assets.

  Allowance for Credit Losses--At December 31, 1995, the allowance for credit losses totaled $804 million, or 2.19% of total loans. This compares to an allowance of $934 million, or 2.81% of loans, a year ago and $847 million, or 2.35% of loans, at September 30, 1995.

  Historical and projected allowances for credit losses reflect management's assessment of the credit risk inherent in the Corporation's loan portfolio, as well as the possible impact of known and potential problems in certain off-balance sheet financial instruments and uncertain events.

  Derivatives--The Corporation continues to engage in a minimum of derivative activities for risk management purposes. The Corporation does not engage in any trading or speculative derivative activities.

CAPITAL AND OTHER FINANCIAL STATISTICS:

  At December 31, 1995, total shareholders' equity represented 7.15% of total assets, versus 6.16% a year earlier and 7.23% at September 30, 1995. On the same dates, common equity equaled 6.55%, 5.53% and 6.59% of total assets, respectively. The Corporation's capital ratios include the effects of common stock repurchase programs and completed acquisitions.

  The tangible common equity ratio was 5.37% at yearend 1995, compared to 4.57% a year earlier and 5.32% at September 30, 1995. The regulatory leverage ratio was estimated at 6.3% at yearend 1995, versus 5.35% a year ago and 6.00% at September 30, 1995.

  The Corporation's Tier 1 and Total Capital ratios at September 30, 1995, were 7.48% and 10.48%, respectively. While information as of December 31, 1995, has not yet been finalized, the ratios are estimated at 7.6% and 10.5%, respectively.

  On October 17, 1995, the Board of Directors declared a quarterly cash dividend of $0.80 on the Corporation's $2 par value Common Stock, payable on November 30, 1995, to shareholders of record on November 6, 1995. On November 1, 1995, the Preferred Stock Committee of the Board of Directors declared dividends on the Corporation's outstanding preferred stock. During 1995, the Corporation recorded common stock dividends of $236.0 million and preferred stock dividends of $33.3 million.

  On April 28, 1995, the Board of Directors authorized the repurchase of up to
7.6 million shares of issued and outstanding common stock, representing approximately 10% of the total number of shares outstanding. As of yearend 1995, the Corporation had repurchased 956,100 shares. The program has been suspended as a result of the pending merger with FBS.

  Total intangibles amounted to $724 million at December 31, 1995, versus $561 million a year earlier and $740 million at September 30, 1995. The higher recent levels reflect the completion of five acquisitions in 1995. As a result, goodwill increased to $682 million at yearend 1995 from $514 million a year earlier.

  The common shares used in the calculation of 1995 fourth quarter and full year results per share were 77,858,926 and 77,329,761, respectively. During the first quarter, 1.3 million of the Corporation's treasury shares were issued in conjunction with the purchase acquisition of Levy Bancorp in February 1995, of which 1.1 million represent shares repurchased for such purpose.

RECENT DEVELOPMENTS:

  On October 18, 1995, the Corporation announced that it had received an unsolicited merger proposal from Wells Fargo & Company (Wells Fargo). The proposal by Wells Fargo contemplated a merger of the two companies in which each share of the Corporation's Common Stock would have been converted into
0.625 shares of Wells Fargo Common Stock. The Corporation's Board of Directors rejected the merger offer from Wells Fargo. On November 6, 1995, after exploring a wide range of strategic alternatives, the Corporation announced that it had agreed to merge with FBS, pursuant to an Agreement and Plan of Merger (the Merger Agreement), between the Corporation, FBS and Eleven Acquisition Corp., a wholly owned subsidiary of FBS. Pursuant to the Merger Agreement, each share of the Corporation's Common Stock outstanding immediately prior to the merger will be converted into 2.60 shares of common stock of FBS.

  On November 13, 1995, the Corporation received a revised offer from Wells Fargo, pursuant to which each share of the Corporation's Common Stock would have been converted into 0.667 shares of Wells Fargo Common Stock. On November 19, 1995, the Corporation's Board of Directors rejected the revised merger offer from Wells Fargo and reaffirmed the proposed merger with FBS.

  The proposed merger with FBS is subject to shareholder and regulatory approvals and is expected to close in the second quarter of 1996. The new institution will retain the First Interstate name and will have approximately $90 billion in assets and $7 billion in shareholders' equity.

OTHER DEVELOPMENTS

  Deposits insured by the Savings Association Insurance Fund (SAIF), which represent approximately 9% of the Corporation's deposits, continue to be assessed at the rate of $0.23 per $100 of deposits. However, Congress is considering a plan to replenish the SAIF through a one-time assessment. Assuming a one-time assessment rate of 0.85% and deposits of $4.1 billion, the Corporation's estimated assessment would be $28 million. The assessment will be recorded upon passage of the legislation.

  In the fourth quarter, the Corporation adopted, retroactive to January 1, 1995, Statement of Financial Accounting Standards No. 122 (SFAS 122), "Accounting for Mortgage Servicing Rights--an amendment to FASB Statement No. 65." The statement was issued in May 1995 by the FASB and requires the recognition of mortgage servicing rights as a separate asset, irrespective of whether those servicing rights are acquired through the purchase or the origination of mortgage loans. In addition, it requires the capitalization of originated mortgage servicing rights based upon fair values. Mortgage servicing rights acquired after adoption of SFAS 122, are stratified based upon certain predominant risk characteristics for purposes of measuring impairment. Fair value is determined based on discounted cash flows using incremental direct and indirect costs. The adoption of SFAS 122 did not have a material effect on the Corporation's earnings, liquidity, capital resources or financial statements.

                             OPERATING SUMMARY

                                                                       YEAR ENDED
                                      1995                    1994     DECEMBER 31
                         ----------------------------------  -------  --------------
                         FOURTH    THIRD   SECOND    FIRST   FOURTH
                         QUARTER  QUARTER  QUARTER  QUARTER  QUARTER   1995    1994
                         -------  -------  -------  -------  -------  ------  ------
                             (DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE
                                               AMOUNTS)
Net income.............. $215.4   $237.8   $219.9   $212.0   $211.3   $885.1  $733.5
                         ======   ======   ======   ======   ======   ======  ======
Net income to:
  Average assets........   1.54%    1.72%    1.58%    1.52%    1.54%    1.59%   1.38%
  Average common equity.  22.32    25.61    24.80    25.80    26.19    24.57   21.56
  Average total equity..  21.20    24.16    23.39    24.20    24.47    23.19   20.38
Per share:
  Net income............ $ 2.66   $ 2.96   $ 2.73   $ 2.66   $ 2.65   $11.02  $ 8.71
  Dividends paid on com-
   mon stock............ $ 0.80   $ 0.80   $ 0.75   $ 0.75   $ 0.75   $ 3.10  $ 2.75

                     STATEMENT OF SHAREHOLDERS' EQUITY

                                                                       YEAR ENDED
                                      1995                    1994     DECEMBER 31
                         ----------------------------------  -------  --------------
                         FOURTH    THIRD   SECOND    FIRST   FOURTH
                         QUARTER  QUARTER  QUARTER  QUARTER  QUARTER   1995    1994
                         -------  -------  -------  -------  -------  ------  ------
                             (DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE
                                               AMOUNTS)
Balance at beginning of
 period................. $3,981   $3,869   $3,693   $3,436   $3,550   $3,436  $3,548
Net income..............    215      238      220      212      211      885     733
Preferred dividends.....     (8)      (8)      (9)      (8)      (8)     (33)    (33)
Common dividends........    (61)     (61)     (57)     (57)     (57)    (236)   (218)
Common Stock issued:
  Acquisition of Levy
   Bancorp..............    --       --       --        92      --        92     --
  Acquisition of San
   Diego Financial
   Corporation..........    --       --       --       --       --       --       62
  Other.................     40       11       23       18       16       92      55
Common Stock repur-
 chased.................    (18)     (69)     --       --      (277)     (87)   (712)
Unrealized gain (loss)
 on available-for-sale
 securities, net of tax.      5        1       (1)     --         1        5       1
                         ------   ------   ------   ------   ------   ------  ------
Balance at end of peri-
 od..................... $4,154   $3,981   $3,869   $3,693   $3,436   $4,154  $3,436
                         ======   ======   ======   ======   ======   ======  ======
  Book value per share..                                              $50.10  $41.59

                           CONSOLIDATED BALANCE SHEET

                                             1995                       1994
                           ----------------------------------------- -----------
                           DECEMBER 31 SEPTEMBER 30 JUNE 30 MARCH 31 DECEMBER 31
                           ----------- ------------ ------- -------- -----------
                                       (DOLLAR AMOUNTS IN MILLIONS)
ASSETS
Cash and due from banks..    $ 7,129     $ 5,889    $ 5,898 $ 6,230    $ 6,070
Time deposits, due from
 banks...................         14          27         27      27         26
Federal funds sold and
 securities purchased un-
 der agreements to re-
 sell....................      1,774         470        268     265        179
Trading account securi-
 ties....................         54         116        114      52         64
Investment Securities:
  Held-to-maturity secu-
   rities................         88       9,320     10,802  12,204     13,695
  Available-for-sale se-
   curities..............      9,010         112        107     127        156
                             -------     -------    ------- -------    -------
    Total Investment Se-
     curities............      9,098       9,432     10,909  12,331     13,851
Loans (net)..............     36,673      35,967     35,904  35,096     33,222
Less: Allowance for
 credit losses...........        804         847        878     921        934
                             -------     -------    ------- -------    -------
 Net loans...............     35,869      35,120     35,026  34,175     32,288
Bank premises and equip-
 ment....................      1,282       1,277      1,237   1,199      1,147
Customers' liability for
 acceptances.............         94          54         57      31         35
Other assets.............      2,757       2,682      2,416   2,646      2,153
                             -------     -------    ------- -------    -------
      Total Assets.......    $58,071     $55,067    $55,952 $56,959    $55,813
                             =======     =======    ======= =======    =======
LIABILITIES AND
 SHAREHOLDERS' EQUITY
Deposits:
  Noninterest bearing....    $19,083     $17,044    $16,981 $16,644    $16,599
  Interest bearing.......     31,102      31,192     31,474  31,720     31,828
                             -------     -------    ------- -------    -------
    Total Deposits.......     50,185      48,236     48,455  48,364     48,427
Short term borrowings....      1,194         376      1,328   2,361      1,574
Acceptances outstanding..         94          54         57      31         35
Accounts payable and ac-
 crued liabilities.......      1,089       1,052        797   1,037        953
Long term debt...........      1,355       1,368      1,446   1,470      1,388
                             -------     -------    ------- -------    -------
      Total Liabilities..     53,917      51,086     52,083  53,263     52,377
Shareholders' equity:
  Preferred Stock........        350         350        350     350        350
  Common Stock par value
   $2 a share:
   (in thousands)
    Authorized: 250,000
     shares:
    Issued: 84,286
     shares..............        169         169        169     169        168
  Capital surplus........      1,682       1,667      1,671   1,683      1,692
  Retained earnings......      2,583       2,436      2,268   2,113      1,967
  Unrealized gain on
   available-for-sale
   securities, net of
   tax...................          6           1        --        1          1
                             -------     -------    ------- -------    -------
                               4,790       4,623      4,458   4,316      4,178
  Less Common Stock in
   treasury, at cost:
   (in thousands)
    December 31, 1995--
     8,357 shares
    September 30, 1995--
     8,559 shares
    June 30, 1995--8,000
     shares
    March 31, 1995--8,452
     shares
    December 31, 1994--
     10,082 shares.......        636         642        589     623        742
                             -------     -------    ------- -------    -------
    Total Shareholders'
     Equity..............      4,154       3,981      3,869   3,693      3,436
                             -------     -------    ------- -------    -------
      Total Liabilities
       and Shareholders'
       Equity............    $58,071     $55,067    $55,952 $56,956    $55,813
                             =======     =======    ======= =======    =======

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                      YEAR ENDED
                                       1995                1994       DECEMBER 31
                          ------------------------------- -------  -----------------
                          FOURTH   THIRD  SECOND   FIRST  FOURTH
                          QUARTER QUARTER QUARTER QUARTER QUARTER    1995     1994
                          ------- ------- ------- ------- -------  -------- --------
                              DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA
                          ----------------------------------------------------------
INTEREST INCOME
 Loans, including fees..  $769.8  $772.3  $779.9  $730.5  $662.4   $3,052.5 $2,303.7
 Trading account........     2.4     2.7     1.7     1.6     1.6        8.4      4.9
 Investment Securities:
 Held-to-maturity secu-
  rities................   121.6   137.5   157.0   177.4   192.7      593.5    831.0
 Available-for-sale se-
  curities..............     7.5     0.8     2.3     5.1     0.9       15.7     13.3
 Other interest income..    17.5     9.3     4.1     6.9     4.7       37.8     39.1
                          ------  ------  ------  ------  ------   -------- --------
   Total interest in-
    come................   918.8   922.6   945.0   921.5   862.3    3,707.9  3,192.0
INTEREST EXPENSE
 Deposits...............   252.9   251.9   244.7   225.2   205.7      974.7    725.0
 Short term borrowings..     5.4     9.3    27.7    35.2    14.8       77.6     34.2
 Long term debt.........    28.4    29.9    31.2    29.4    25.2      118.9    106.3
                          ------  ------  ------  ------  ------   -------- --------
   Total Interest Ex-
    pense...............   286.7   291.1   303.6   289.8   245.7    1,171.2    865.5
                          ------  ------  ------  ------  ------   -------- --------
NET INTEREST INCOME.....   632.1   631.5   641.4   631.7   616.6    2,536.7  2,326.5
 Provision for credit
  losses................     --      --      --      --      --         --       --
                          ------  ------  ------  ------  ------   -------- --------
NET INTEREST INCOME AF-
 TER PROVISION FOR
 CREDIT LOSSES..........   632.1   631.5   641.4   631.7   616.6    2,536.7  2,326.5
NONINTEREST INCOME
 Service charges on de-
  posit accounts........   151.0   151.9   147.3   147.1   143.4      597.3    561.9
 Trust fees.............    47.0    43.3    40.6    39.4    49.1      170.3    193.3
 Other charges, commis-
  sions, and fees.......    46.4    38.5    37.4    34.0    32.5      156.3    132.0
 Merchant credit card
  fees..................    16.9    15.4    13.7    12.3    10.6       58.3     39.7
 Investment securities
  gains.................     4.4     1.5     3.6     0.5    14.1       10.0     21.1
 Other income...........    30.6    29.9    31.8    35.1    12.6      127.4    106.3
                          ------  ------  ------  ------  ------   -------- --------
   Total Noninterest In-
    come................   296.3   280.5   274.4   268.4   262.3    1,119.6  1,054.3
NONINTEREST EXPENSES
 Salaries and benefits..   256.6   262.4   268.4   273.4   270.3    1,060.8  1,079.9
 Net occupancy expenses.    95.9    98.3    95.2   100.1    92.6      389.5    356.6
 Communications.........    34.4    35.1    36.2    33.9    30.2      139.6    117.6
 Outside contract fees..    41.5    39.6    29.9    34.0    30.0      145.0     91.8
 FDIC assessments.......     6.3     2.7    27.7    27.9    27.8       64.6    102.8
 Amortization of intan-
  gibles................    15.3    15.4    15.0    14.9    11.8       60.6     35.2
 Office supplies........    16.4    11.4    11.4    14.0    10.5       53.2     43.6
 Advertising............    12.9    11.9    15.8    10.1    14.6       51.7     46.8
 Other real estate......     0.1     0.5     --      --     (6.1)       0.6    (12.4)
 Restructuring..........     8.7     6.6     4.3     4.8     2.3       24.4    141.3
 Merger related.........    27.6     --      --      --      --        27.6      --
 Other expenses.........    58.1    48.8    50.0    38.6    54.2      195.5    194.6
                          ------  ------  ------  ------  ------   -------- --------
   Total Noninterest Ex-
    penses..............   674.8   532.7   553.9   551.7   538.2    2,213.1  2,197.8
                          ------  ------  ------  ------  ------   -------- --------
INCOME BEFORE INCOME
 TAXES..................   356.6   379.3   361.9   348.4   340.7    1,443.2  1,183.0
 Applicable income tax-
  es....................   138.2   141.5   142.0   136.4   129.4      558.1    449.5
                          ------  ------  ------  ------  ------   -------- --------
NET INCOME..............  $215.4  $237.8  $219.9  $212.0  $211.3   $  885.1 $  733.5
                          ======  ======  ======  ======  ======   ======== ========
Net income applicable to
 common stock...........  $207.1  $229.5  $211.6  $203.7  $203.0     $851.9   $700.2
Average number of common
 shares outstanding
 (in thousands).........  77,859  77,516  77,470  76,464  76,656     77,330   80,422
Earnings per common
 share:
 Net income.............  $ 2.66  $ 2.96  $ 2.73  $ 2.66  $ 2.65   $  11.02 $   8.71

--------
NOTE: Certain prior year balances have been reclassified to conform to current year classifications.

                                AVERAGE VOLUMES

                                                                         YEAR ENDED
                                       1995                    1994      DECEMBER 31
                          ----------------------------------  -------  ----------------
                          FOURTH    THIRD   SECOND    FIRST   FOURTH
                          QUARTER  QUARTER  QUARTER  QUARTER  QUARTER   1995     1994
                          -------  -------  -------  -------  -------  -------  -------
                                       (DOLLAR AMOUNTS IN MILLIONS)
Loans*:
 Commercial, financial
  and agricultural......  $ 9,786  $ 9,660  $ 9,810  $ 9,559  $ 8,967  $ 9,704  $ 8,287
 Real estate construc-
  tion..................    1,115    1,147    1,120    1,035      906    1,105      806
 Real estate mortgage...   11,202   11,331   11,480   11,070    9,369   11,271    7,586
 Instalment.............   12,719   12,648   12,474   12,367   12,141   12,553   11,660
 Other loans and losses.      645      626      611      522      416      602      305
                          -------  -------  -------  -------  -------  -------  -------
 Total Loans............   35,467   35,412   35,495   34,553   31,799   35,235   28,644
Trading account securi-
 ties...................      221      180      130      112      120      161      113
Investment Securities:
 Held-to-maturity secu-
  rities................    8,697   10,083   11,478   12,974   14,302   10,794   15,624
 Avaiable-for-sale secu-
  rities................      588      130      117      314      224      288      324
                          -------  -------  -------  -------  -------  -------  -------
 Total Investment Secu-
  rities................    9,285   10,213   11,595   13,288   14,526   11,082   15,948
Federal funds, repur-
 chases.................    1,047      479      208      235      215      495      471
Time deposits, due from
 banks..................       21       27       27       47       82       30      380
Other assets held for
 sale...................      115      157       60      155       47      122       82
                          -------  -------  -------  -------  -------  -------  -------
 Total Earning Assets...   46,156   46,468   47,515   48,390   46,789   47,125   45,638
Interest Bearing Liabil-
 ities:
 Regular savings........    5,459    5,627    5,767    6,015    5,880    5,715    5,823
 NOW accounts and de-
  mand-market interest..    8,357    6,351    6,531    6,752    6,747    6,496    6,644
 Savings-market inter-
  est...................    9,955    9,991   10,233   10,882   11,390   10,262   11,427
 Other savings and time
  under $100,000........    8,112    8,079    7,633    7,080    6,249    7,730    5,787
                          -------  -------  -------  -------  -------  -------  -------
 Total Interest Bearing
  Consumer Funds........   29,883   30,048   30,164   30,729   30,266   30,203   29,681
 Large CDs, other money
  market funds..........    1,285    1,266    1,447    1,398    1,397    1,349    1,076
 Short term borrowings..      503      672    1,834    2,467      991    1,362      655
 Long term debt.........    1,356    1,382    1,464    1,391    1,327    1,398    1,395
                          -------  -------  -------  -------  -------  -------  -------
 Total Corporate Pur-
  chased Funds..........    3,144    3,320    4,745    5,256    3,715    4,109    3,126
                          -------  -------  -------  -------  -------  -------  -------
   Total Interest Bear-
    ing Liabilities.....   33,027   33,368   34,909   35,985   33,981   34,312   32,807
Demand and noninterest
 bearing time deposits..   17,087   16,460   16,017   15,848   16,101   16,357   15,556
Other liabilities.......    1,216    1,069    1,015    1,005      952    1,076    1,017
Preferred equity capi-
 tal....................      350      350      350      350      350      350      350
Common equity capital...    3,682    3,554    3,422    3,202    3,075    3,467    3,249
                          -------  -------  -------  -------  -------  -------  -------
   Total Noninterest Li-
    abilities and Equi-
    ty..................   22,335   21,433   20,804   20,405   20,478   21,250   20,172
Cash and due from banks.    6,220    5,534    5,457    5,386    5,420    5,651    5,233
Allowance for credit
 losses.................     (833)    (865)    (908)    (943)    (959)    (887)    (980)
 Bank premises and
  equipment ............    1,278    1,269    1,231    1,198    1,125    1,244    1,065
 Other assets...........    2,541    2,395    2,418    2,359    2,084    2,429    2,023
                          -------  -------  -------  -------  -------  -------  -------
   Total Noninterest As-
    sets................    9,206    8,333    8,198    8,000    7,670    8,437    7,341
   Net from Noninterest
    Sources.............   13,129   13,100   12,606   12,405   12,808   12,813   12,831
   Total Assets.........  $55,362  $54,801  $55,713  $56,390  $54,459  $55,562  $52,979

--------
NOTE: Certain prior year balances have been reclassified to conform to current year classifications.

* Net of unearned income and deferred fees.

                                 AVERAGE RATES*

                                                                   YEAR ENDED
                                       1995                1994   DECEMBER 31
                          ------------------------------- ------- -------------
                          FOURTH   THIRD  SECOND   FIRST  FOURTH
                          QUARTER QUARTER QUARTER QUARTER QUARTER  1995   1994
                          ------- ------- ------- ------- ------- ------  -----
Loans:
  Commercial, financial
   and agricultural.....    7.90%   8.19%  8.49%    8.13%   7.47%   8.18%  6.79%
  Real estate construc-
   tion.................   11.52   10.69   9.74    10.77   10.30   10.68   9.42
  Real estate mortgage..    8.24    8.14   8.12     7.87    7.78    8.09   7.63
  Instalment............    9.46    9.53   9.78     9.47    9.30    9.56   9.25
  Other loans and
   leases...............    7.34    7.23   7.82     7.02    6.93    7.36   6.74
    Total Loans.........    8.67    8.72   8.85     8.59    8.33    8.71   8.09
Trading account securi-
 ties...................    4.55    6.05   5.23     6.05    5.33    5.35   4.55
Investment Securities:
  Held-to-maturity secu-
   rities...............    5.64    5.48   5.54     5.55    5.40    5.55   5.37
  Available-for-sale se-
   curities.............    5.10    5.04   5.70     6.42    1.69    5.51   4.11
    Total Investment Se-
     curities...........    5.61    5.47   5.54     5.57    5.34    5.55   5.35
Federal funds, repur-
 chases.................    5.79    5.92   5.94     5.77    5.50    5.83   3.98
Time deposits, due from
 banks..................    4.72    5.73   7.25     6.19    5.01    6.06   3.61
Other assets held for
 sale...................    6.71    3.99   3.90     7.22    5.88    5.63   7.51
      Total Earning As-
       sets.............    7.97    7.94   8.01     7.73    7.37    7.91   7.04
Interest Bearing Liabil-
 ities:
  Regular savings.......    2.19    2.19   2.17     2.24    2.15    2.20   2.08
  NOW accounts and de-
   mand-market interest.    1.26    1.31   1.37     1.33    1.28    1.32   1.25
  Savings--market inter-
   est..................    3.04    3.04   3.04     2.89    2.56    3.01   2.35
  Other savings and time
   under $100,000.......    5.34    5.26   4.97     4.40    3.95    5.02   3.69
    Total Interest Bear-
     ing Consumer Funds.    3.13    3.11   3.00     2.77    2.48    3.01   2.31
  Large CDs, other money
   market funds.........    5.19    5.02   4.99     4.51    4.65    4.92   3.63
  Short term borrowings.    4.21    5.45   5.98     5.70    5.84    5.62   5.16
  Long term debt........    8.38    8.64   8.52     8.47    7.60    8.50   7.63
    Total Corporate Pur-
     chased Funds.......    6.41    6.61   6.46     6.12    6.02    6.37   5.74
      Total Interest
       Bearing Liabili-
       ties.............    3.45%   3.46%  3.47%    3.26%   2.87%   3.41%  2.64%

--------
* Taxable-equivalent basis

                    SUMMARY OF COMPARATIVE OPERATIONS*

                       (DOLLAR AMOUNTS IN MILLIONS)

                                                                     YEAR ENDED
                                       1995                1994      DECEMBER 31
                          ------------------------------- ------- -----------------
                          FOURTH   THIRD  SECOND   FIRST  FOURTH
                          QUARTER QUARTER QUARTER QUARTER QUARTER   1995     1994
                          ------- ------- ------- ------- ------- -------- --------
Interest income.........  $923.6  $927.5  $951.1  $927.3  $867.4  $3,729.5 $3,213.4
Interest expense........   286.7   291.1   303.8   289.8   245.7   1,171.2    865.5
                          ------  ------  ------  ------  ------  -------- --------
 Net interest income....   636.9   636.4   647.5   637.5   621.7   2,558.3  2,347.9
Provision for credit          --      --      --      --      --        --       --
 losses.................  ------  ------  ------  ------  ------  -------- --------
 Net interest income af-
  ter provision for
  credit losses.........   636.9   636.4   647.5   637.5   621.7   2,558.3  2,347.9
Noninterest income......   296.3   280.5   274.4   268.4   262.3   1,119.6  1,054.3
Noninterest expenses....   574.8   532.7   553.9   551.7   538.2   2,213.1  2,197.8
                          ------  ------  ------  ------  ------  -------- --------
 Income before income
  taxes.................   358.4   354.2   368.0   364.2   345.8   1,464.8  1,204.4
Income taxes............   143.0   146.4   148.1   142.2   134.5     579.7    470.9
                          ------  ------  ------  ------  ------  -------- --------
 NET INCOME.............  $215.4  $237.8  $219.9  $212.0  $211.3  $  885.1 $  733.5
                          ======  ======  ======  ======  ======  ======== ========
Memo: Taxable-equivalent  $  4.8  $  4.9  $  6.1  $  5.8  $  5.1  $   21.6 $   21.4
 adjustment.............  ======  ======  ======  ======  ======  ======== ========

                        PERCENT OF EARNING ASSETS*

                                                                  YEAR ENDED
                                       1995                1994   DECEMBER 31
                          ------------------------------- ------- ------------
                          FOURTH   THIRD  SECOND   FIRST  FOURTH
                          QUARTER QUARTER QUARTER QUARTER QUARTER 1995   1994
                          ------- ------- ------- ------- ------- -----  -----
Interest income..........  7.97%   7.94%   8.01%   7.73%   7.37%  7.91%  7.04%
Interest expense.........  2.47    2.49    2.56    2.42    2.08    2.48   1.90
                           ----    ----    ----    ----    ----   -----  -----
 Net interest income.....  5.50    5.45    5.45    5.31    5.29    5.43   5.14
Provision for credit         --      --      --      --      --      --     --
 losses..................  ----    ----    ----    ----    ----   -----  -----
 Net interest income af-
  ter provision for
  credit losses..........  5.50    5.45    5.45    5.31    5.29    5.43   5.14
Noninterest income.......  2.55    2.42    2.32    2.22    2.22    2.38   2.31
Noninterest expenses.....  4.98    4.59    4.66    4.56    4.58    4.70   4.81
                           ----    ----    ----    ----    ----   -----  -----
 Income before income
  taxes..................  3.08    3.28    3.11    2.97    2.93    3.11   2.64
Income taxes.............  1.23    1.25    1.25    1.19    1.14    1.23   1.03
                           ----    ----    ----    ----    ----   -----  -----
 NET INCOME..............  1.85%   2.03%   1.86%   1.78%   1.79%  1.88%  1.61%
                           ====    ====    ====    ====    ====   =====  =====

--------

* Taxable-equivalent basis

                    NONPERFORMING ASSETS AND PAST DUE LOANS

                                                     1995                1994
                                        ------------------------------- -------
                                        FOURTH   THIRD  SECOND   FIRST  FOURTH
                                        QUARTER QUARTER QUARTER QUARTER QUARTER
                                        ------- ------- ------- ------- -------
                                             (DOLLAR AMOUNTS IN MILLIONS)
Nonperforming Loans:
  Real estate construction.............  $  6    $  6    $  7    $ 15    $ 22
  Real estate mortgage.................    86      41      67      78      92
  Commercial...........................    79      92     105      94      70
  Instalment...........................   --        1       1       1       2
                                         ----    ----    ----    ----    ----
Total Nonperforming Loans..............   171     140     180     188     186
Other real estate......................    61      66      69      74      72
                                         ----    ----    ----    ----    ----
Total Nonperforming Assets.............  $232    $206    $249    $262    $258
                                         ====    ====    ====    ====    ====
Loans Past Due 90 Days or More and
 Still Accruing Interest...............  $100    $ 98    $ 72    $ 52    $ 51
                                         ====    ====    ====    ====    ====

                          ALLOWANCE FOR CREDIT LOSSES

                                                                     TWELVE MONTHS ENDED
                                      1995                   1994       DECEMBER 31,
                         ---------------------------------  -------  --------------------
                         FOURTH    THIRD   SECOND   FIRST   FOURTH
                         QUARTER  QUARTER  QUARTER QUARTER  QUARTER     1995       1994
                         -------  -------  ------- -------  -------  --------- ----------
                                        (DOLLAR AMOUNTS IN MILLIONS)
Balance at beginning of
 period................. $846.5   $878.1   $920.7  $934.6   $952.5   $  934.6  $  1,001.1
Net credit losses (re-
 coveries):
  Commercial, financial
   and agricultural.....    1.3     (0.2)     4.8    (3.0)    (1.5)       2.9       (15.9)
  Real estate construc-
   tion.................   (1.1)   (15.0)     0.2    (1.8)    (0.1)     (17.7)        2.6
  Real estate mortgage..    7.6     16.2      4.1     5.8     10.2       33.7        22.4
  Instalment--credit
   card.................   19.0     14.0     15.3    14.9     15.7       63.2        54.8
  Instalment--other.....   17.0     17.1     17.3    22.4     14.0       73.8        70.0
  Other loans and
   leases...............   (1.0)     --       0.9    (1.1)    (0.1)      (1.2)       (0.9)
                         ------   ------   ------  ------   ------   --------  ----------
    Total net credit
     losses.............   42.8     32.1     42.6    37.2     38.2      154.7       133.0
Provision for credit
 losses.................    --       --       --      --       --         --          --
Other changes--acquisi-
 tions..................    0.1      0.5      --     23.3     20.3       23.9        66.5
                         ------   ------   ------  ------   ------   --------  ----------
Balance at end of peri-
 od..................... $803.8   $846.5   $878.1  $920.7   $834.6   $  803.8  $    934.6
                         ======   ======   ======  ======   ======   ========  ==========

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  As permitted by Section 102(b)(7) of the DGCL, Article Fifth of the Wells Fargo Certificate (Exhibit 3.1 hereto) eliminates the monetary liability of a director to the corporation or its stockholders for breach of fiduciary duty as a director, with the following exceptions, as required by Delaware law: (i) breach of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) payment of unlawful dividends or the making of unlawful stock purchases or redemptions; or (iv) any transaction from which the director derived an improper personal benefit.

  In addition, under Section 145 of the DGCL, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed Proceeding (other than an action by or in the right of the corporation) if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of the corporation, the corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of any threatened, pending or completed action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that a court determines upon application that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
Article IV of the Wells Fargo By-laws (Exhibit 3.2 hereto) provides for indemnification of its directors, officers, employees, and other agents to the fullest extent permitted by the DGCL.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a) Exhibits

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  2.1    Agreement and Plan of Merger, dated as of January 23, 1996, by and between Wells Fargo & Company and First Interstate Bancorp (included in Joint Proxy Statement/Prospectus as Appendix A). The Registrant
         agrees to furnish supplementally a copy of omitted schedules to the
         Commission upon request.
  3.1    Restated Certificate of Incorporation of the Registrant dated March 3,
         1987 (filed as Exhibit 3(a) to the Registrant's Annual Report on Form
         10-K for the year ended December 31, 1993).*
  3.2    Bylaws of the Registrant, as amended April 18, 1995 (filed as Exhibit
         3(ii) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993).*
  3.3    Certificate of the Voting Powers, Designation, Preferences and
         Relative Participating, Optional or Other Special Rights, and the
         Qualifications, Limitations or Restrictions Thereof, Which Have Not
         Been Set Forth in the Certificate of Incorporation or in Any Amendment
         Thereto, of the Adjustable Rate Cumulative Preferred Stock, Series B
         (filed as Exhibit 3(c) to the Registrant's Annual Report on Form 10-K
         for the year ended December 31, 1993).*
  3.4    Certificate of the Voting Powers, Designation, Preferences and
         Relative Participating, Optional or Other Special Rights, and the
         Qualifications, Limitations or Restrictions Thereof, Which Have Not
         Been Set Forth in the Certificate of Incorporation or in Any Amendment
         Thereto, of the 9% Preferred Stock, Series C (filed as Exhibit 3 to the Registrant's Current Report on Form 8-K dated October 24, 1991).*

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  3.5    Certificate of the Voting Powers, Designation, Preferences and
         Relative Participating, Optional or Other Special Rights, and the
         Qualifications, Limitations or Restrictions Thereof, Which Have Not
         Been Set Forth in the Certificate of Incorporation or in Any Amendment
         Thereto, of the 8 7/8% Preferred Stock, Series D (filed as Exhibit 3 to the Registrant's Current Report on Form 8-K dated March 5, 1992).*
  5.1    Opinion of Sullivan & Cromwell.**
  8.1    Tax opinion of Sullivan & Cromwell.**
 21.1    Subsidiaries of the Registrant (filed as Exhibits 21 and 22 to the
         Registrant's Annual Report on Form 10-K for the year ended December
         31, 1994).*
 23.1    Consent of KPMG Peat Marwick LLP.
 23.2    Consent of Ernst & Young LLP.
 23.3    Consent of Sullivan & Cromwell (included in Exhibit 5.1).**
 23.4    Consent of Sullivan & Cromwell (included in Exhibit 8.1).**
 24.1    Powers of Attorney.***
 99.1    Form of proxy for Special Meeting of stockholders of Wells Fargo &
         Company.
 99.2    Form of proxy for Special Meeting of stockholders of First Interstate
         Bancorp.
 99.3    Certificate of Incorporation of First Interstate Bancorp (incorporated by reference to Exhibit 3.1 to First Interstate Bancorp's Annual
         Report on Form 10-K for the year ended December 31, 1989, File No. 1-
         4114).*
 99.4    Bylaws of First Interstate Bancorp (incorporated by reference to First
         Interstate Bancorp's Annual Report on Form 10-K for the year ended
         December 31, 1993, File No. 1-4114).*
 99.5    Termination Fee Agreement, dated as of January 23, 1996, between Wells
         Fargo & Company and First Interstate Bancorp (included in Joint Proxy
         Statement/Prospectus as Appendix B).
 99.6    Termination Fee Agreement, dated as of January 23, 1996, between First
         Interstate Bancorp and Wells Fargo & Company (included in Joint Proxy
         Statement/Prospectus as Appendix C).
 99.7    Settlement Agreement, dated as of January 23, 1996, among First Bank
         System, Inc., Eleven Acquisition Corp., First Interstate Bancorp and
         Wells Fargo & Company (included in Joint Proxy Statement/Prospectus as
         Appendix D).
 99.8    Opinion of CS First Boston Corporation (included in Joint Proxy
         Statement/Prospectus as Appendix E).
 99.9    Consent of CS First Boston Corporation.
 99.10   Opinion of Montgomery Securities (included in Joint Proxy
         Statement/Prospectus as
         Appendix F).
 99.11   Consent of Montgomery Securities.
 99.12   Opinion of Goldman, Sachs & Co. (included in Joint Proxy
         Statement/Prospectus as Appendix G).
 99.13   Consent of Goldman, Sachs & Co.
 99.14   Opinion of Morgan Stanley & Co. Incorporated (included in Joint Proxy
         Statement/Prospectus as Appendix H).
 99.15   Consent of Morgan Stanley & Co. Incorporated.

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 99.16   Form of Certificate of the Voting Powers, Designation, Preferences and
         Relative Participating, Optional or Other Special Rights, and the
         Qualifications, Limitations or Restrictions Thereof, Which Have Not
         Been Set Forth in the Certificate of Incorporation or in Any Amendment
         Thereto, of the New Wells Fargo 9.875% Preferred Stock.**
 99.17   Form of Certificate of the Voting Powers, Designation, Preferences and
         Relative Participating, Optional or Other Special Rights, and the
         Qualifications, Limitations or Restrictions Thereof, Which Have Not
         Been Set Forth in the Certificate of Incorporation or in Any Amendment
         Thereto, of the New Wells Fargo 9.0% Preferred Stock.**
 99.18   Deposit Agreement relating to the New Wells Fargo 9.875% Preferred
         Stock.**
 99.19   Deposit Agreement relating to the New Wells Fargo 9.0% Preferred
         Stock.**

--------
*  Incorporated by reference.
** To be filed by amendment.
*** Previously filed.

(b)Financial Statement Schedules.

None.

(c) Reports, Opinions and Appraisals.

   The opinions of CS First Boston Corporation, Montgomery Securities, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are included in the Joint Proxy Statement/Prospectus as Appendices E, F, G and H, respectively, and referred to above as Exhibits 99.8, 99.10, 99.12 and 99.14, respectively.

ITEM 22. UNDERTAKINGS

  The Undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and County of San Francisco, State of California on February 2, 1996.

                                     WELLS FARGO & COMPANY

                                                  /s/ Rodney L. Jacobs
                                     By---------------------------------------
                                         Rodney L. Jacobs Vice Chairman and
                                               Chief Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                              TITLE                      DATE
              ---------                              -----                      ----
                  *
                                       Chairman of the Board, Chief       February 2, 1996
______________________________________  Executive Officer and Director
              Paul Hazen                (Principal Executive Officer)

         /s/ Rodney L. Jacobs          Vice Chairman and Chief            February 2, 1996
______________________________________  Financial Officer (Principal
           Rodney L. Jacobs             Financial Officer)
                  *
                                       Executive Vice President and       February 2, 1996
______________________________________  Controller (Principal
          Frank A. Moeslein             Accounting Officer)
                  *
______________________________________ Director                           February 2, 1996
           H. Jesse Arnelle
                  *
______________________________________ Director                           February 2, 1996
          William R. Breuner
                  *
______________________________________ Director                           February 2, 1996
          William S. Davila
                  *
______________________________________ Director                           February 2, 1996
         Rayburn S. Dezember
                  *
______________________________________ Director                           February 2, 1996
          Robert K. Jaedicke
                  *
______________________________________ Director                           February 2, 1996
           Ellen M. Newman

              SIGNATURE                              TITLE                      DATE
              ---------                              -----                      ----
                  *
______________________________________ Director                           February 2, 1996
          Philip J. Quigley
                  *
______________________________________ Director                           February 2, 1996
          Carl E. Reichardt
                  *
______________________________________ Director                           February 2, 1996
            Donald B. Rice
                  *
______________________________________ Director                           February 2, 1996
           Susan G. Swenson
                  *
______________________________________ Director                           February 2, 1996
            Chang-Lin Tien
                  *
______________________________________ Director                           February 2, 1996
            John A. Young
                  *
______________________________________ Director                           February 2, 1996
          William F. Zuendt

         /s/ Rodney L. Jacobs
*By __________________________________
         (Rodney L. Jacobs as
      Attorney-in-Fact for each
      of the persons indicated)

                                 EXHIBIT INDEX

 EXHIBIT                                                                   PAGE
   NO.                             DESCRIPTION                             NO.
 -------                           -----------                             ----
  2.1    Agreement and Plan of Merger, dated as of January 23, 1996, by and between Wells Fargo and First Interstate Bancorp. (included in Joint Proxy Statement/Prospectus as Appendix A). The
         Registrant agrees to furnish supplementally a copy of omitted schedules to the Commission upon request.
  3.1    Restated Certificate of Incorporation of the Registrant dated
         March 3, 1987 (filed as Exhibit 3(a) to the Registrant's Annual
         Report on Form 10-K for the year ended December 31, 1993).*
  3.2    Bylaws of the Registrant, as amended April 18, 1995 (filed as
         Exhibit 3(ii) to the Registrant's Annual Report on Form 10-K
         for the year ended December 31, 1993).*
  3.3    Certificate of the Voting Powers, Designation, Preferences and
         Relative Participating, Optional or Other Special Rights, and
         the Qualifications, Limitations or Restrictions Thereof, Which
         Have Not Been Set Forth in the Certificate of Incorporation or
         in Any Amendment Thereto, of the Adjustable Rate Cumulative
         Preferred Stock, Series B (filed as Exhibit 3(c) to the
         Registrant's Annual Report on Form 10-K for the year ended
         December 31, 1993).*
  3.4    Certificate of the Voting Powers, Designation, Preferences and
         Relative Participating, Optional or Other Special Rights, and
         the Qualifications, Limitations or Restrictions Thereof, Which
         Have Not Been Set Forth in the Certificate of Incorporation or
         in Any Amendment Thereto, of the 9% Preferred Stock, Series C
         (filed as Exhibit 3 to the Registrant's Current Report on Form
         8-K dated October 24, 1991).*
  3.5    Certificate of the Voting Powers, Designation, Preferences and
         Relative Participating, Optional or Other Special Rights, and
         the Qualifications, Limitations or Restrictions Thereof, Which
         Have Not Been Set Forth in the Certificate of Incorporation or
         in Any Amendment Thereto, of the 8 7/8% Preferred Stock, Series
         D (filed as Exhibit 3 to the Registrant's Current Report on
         Form 8-K dated March 5, 1992).*
  5.1    Opinion of Sullivan & Cromwell.**
  8.1    Tax opinion of Sullivan & Cromwell.**
 21.1    Subsidiaries of the Registrant (filed as Exhibits 21 and 22 to the Registrant's Annual Report on Form 10-K for the year ended
         December 31, 1994).*
 23.1    Consent of KPMG Peat Marwick LLP.
 23.2    Consent of Ernst & Young LLP.
 23.3    Consent of Sullivan & Cromwell (included in Exhibit 5.1).**
 23.4    Consent of Sullivan & Cromwell (included in Exhibit 8.1).**
 24.1    Powers of Attorney.***
 99.1    Form of proxy for Special Meeting of stockholders of Wells
         Fargo & Company.

 EXHIBIT                                                                   PAGE
   NO.                             DESCRIPTION                             NO.
 -------                           -----------                             ----
 99.2    Form of proxy for Special Meeting of stockholders of First
         Interstate Bancorp.
 99.3    Certificate of Incorporation of First Interstate Bancorp.
         (Incorporated by reference to Exhibit 3.1 to First Interstate
         Bancorp's Annual Report on Form 10-K for the year ended
         December 31, 1989, File No. 1-4114).*
 99.4    Bylaws of First Interstate Bancorp. (Incorporated by reference to First Interstate Bancorp's Annual Report on Form 10-K for
         the year ended December 31, 1993, File No. 1-4114).*
 99.5    Termination Fee Agreement, dated as of January 23, 1996,
         between Wells Fargo & Company and First Interstate Bancorp.
         (Included in Joint Proxy Statement/Prospectus as Appendix B).
 99.6    Termination Fee Agreement, dated as of January 23, 1996,
         between First Interstate Bancorp and Wells Fargo & Company
         (Included in Joint Proxy Statement/Prospectus as Appendix C).
 99.7    Settlement Agreement, dated as of January 23, 1996 (Included in
         Joint Proxy Statement/Prospectus as Appendix D).
 99.8    Opinion of CS First Boston Corporation (Included in Joint Proxy
         Statement/Prospectus as Appendix E).
 99.9    Consent of CS First Boston Corporation.
 99.10   Opinion of Montgomery Securities (Included in Joint Proxy
         Statement/Prospectus as
         Appendix F).
 99.11   Consent of Montgomery Securities.
 99.12   Opinion of Goldman, Sachs & Co. (Included in Joint Proxy
         Statement/Prospectus as
         Appendix G).
 99.13   Consent of Goldman, Sachs & Co.
 99.14   Opinion of Morgan Stanley & Co. Incorporated (Included in Joint
         Proxy Statement/Prospectus as Appendix H).
 99.15   Consent of Morgan Stanley & Co. Incorporated.
 99.16   Form of Certificate of the Voting Powers, Designation,
         Preferences and Relative Participating, Optional or Other
         Special Rights, and the Qualifications, Limitations or
         Restrictions Thereof, Which Have Not Been Set Forth in the
         Certificate of Incorporation or in Any Amendment Thereto, of
         the New Wells Fargo 9.875% Preferred Stock.**
 99.17   Form of Certificate of the Voting Powers, Designation,
         Preferences and Relative Participating, Optional or Other
         Special Rights, and the Qualifications, Limitations or
         Restrictions Thereof, Which Have Not Been Set Forth in the
         Certificate of Incorporation or in Any Amendment Thereto, of
         the New Wells Fargo 9.0% Preferred Stock.**
 99.18   Deposit Agreement relating to the New Wells Fargo 9.875%
         Preferred Stock.**
 99.19   Deposit Agreement relating to the New Wells Fargo 9.0%
         Preferred Stock.**

--------
*  Incorporated by reference.
** To be filed by amendment.
*** Previously filed.